Filed Pursuant to Rule 424(b)(1)
Registration No. 333-205804

Ferrari N.V. 17,175,000 Common Shares

This is an initial public offering of common shares of Ferrari N.V. (“Ferrari”). Fiat Chrysler Automobiles N.V. (“FCA”) is selling 17,175,000 common shares of Ferrari, equal to approximately 9 percent of the Ferrari share capital. We are not selling common shares and we will not receive any of the proceeds from the sale of common shares by FCA. Prior to this offering, there has been no public market for our common shares.

This offering is intended to be part of a series of transactions to separate Ferrari from FCA. Following completion of this offering, FCA expects to transfer its remaining approximately 80 percent interest in us to FCA shareholders. For a description of the separation, see “The Restructuring and Separation Transactions.” Although we currently expect the separation to be completed in early 2016, we cannot assure you that the separation will be carried out as described in this prospectus, completed within the expected timeline or completed at all.

Our common shares have been approved for listing on the New York Stock Exchange under the symbol “RACE.”

We have a loyalty voting program. Investors who purchase common shares in the offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program effectively awards two votes for each qualifying common share by means of the issue of special voting shares. See “The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares” for additional information including terms and conditions relating to our loyalty voting program. We expect that FCA and Piero Ferrari, our minority shareholder, will participate in our loyalty voting program and, upon completion of this offering, will effectively hold two votes for each of their common shares. FCA shareholders that participate in FCA’s loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the separation.

Investing in our common shares involves risk. See Risk Factors beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total(2)
Initial public offering price	$52.00	$893,100,000
Underwriting discount and commissions(1)	$1.56	$26,793,000
Proceeds, before expenses, to the selling shareholder	$50.44	$866,307,000

(1)	For additional information on underwriting compensation, please see “Underwriting.”
(2)	Assuming the underwriters do not exercise their option to purchase additional shares.

The selling shareholder has granted the underwriters the option to purchase up to an additional 1,717,150 common shares at the initial public offering price less an underwriting discount of $1.56 per share for a period of 30 days after the date of this prospectus to cover over allotments, if any.

UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Allen & Company LLC, Banco Santander, S.A., BNP Paribas Securities Corp., J.P. Morgan Securities LLC and Mediobanca—Banca di Credito Finanziario S.p.A. are acting as Joint Bookrunners and UBS Securities LLC is acting as Global Coordinator for the offering. The underwriters expect to deliver the common shares against payment in New York, New York on October 26, 2015.

Joint Bookrunners

UBS Investment Bank	BofA Merrill Lynch

Allen & Company LLC	Banco Santander	BNP PARIBAS	J.P. Morgan	Mediobanca

Prospectus dated October 20, 2015.

HISTORY

If you can dream it, you can do it.
Enzo Ferrari

SCUDERIA FERRARI

You cannot describe passion, you can only live it.
Enzo Ferrari

PETRONAS
PETRONAS

PRODUCT RANGE

The best Ferrari ever built is the next one.
Enzo Ferrari

WHERE YOU CAN FIND MORE INFORMATION

Ferrari has filed a registration statement on Form F-1 to register with the Securities and Exchange Commission (“SEC”) the Ferrari common shares to be sold in the offering. This prospectus is a part of that registration statement on Form F-1. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information included in the registration statement. You should refer to the registration statement on Form F-1 (File No. 333-205804), for information omitted from this prospectus.

You may read and copy any document we file with or furnish to the SEC free of charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain documents we file with or furnish to the SEC on the SEC website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link. Please visit the website or call the SEC at 1 (800) 732-0330 for further information about its public reference room.

This prospectus and any free-writing prospectus that we prepare or authorize contain information that you should consider when making your investment decision on whether to purchase Ferrari common shares in the offering. No one has been authorized to provide you with information that is different from that contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

This prospectus is made available by Ferrari in connection with the offering pursuant to the U.S. Securities Act of 1933. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

This prospectus does not constitute an offer of securities to the public in the Netherlands within the meaning of article 5:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). This prospectus does not constitute an offer of securities to the public in the Republic of Italy within the meaning of article 1, paragraph 1, letter (t) of the Italian Unified Financial Act (Legislative Decree no. 58 of February 24, 1998, as amended). This prospectus is not a prospectus or an offer document within the meaning of the Prospectus Directive (2003/71/EC), as amended.

Through and including November 14, 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Page

CERTAIN DEFINED TERMS	iii

NOTE ON PRESENTATION	iv

TRADEMARKS AND TRADE NAMES	vi

MARKET AND INDUSTRY INFORMATION	vi

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS	vii

SUMMARY	1

RISK FACTORS	13

USE OF PROCEEDS	36

CAPITALIZATION	37

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA	38

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	46

EXCHANGE RATES	92

BUSINESS	93

THE RESTRUCTURING AND SEPARATION TRANSACTIONS	134

MANAGEMENT	138

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	145

THE FERRARI SHARES, ARTICLES OF ASSOCIATION AND TERMS AND CONDITIONS OF THE SPECIAL VOTING SHARES	147

SHARES ELIGIBLE FOR FUTURE SALE	160

TAX CONSEQUENCES	161

UNDERWRITING	199

LEGAL MATTERS	208

EXPERTS	208

ENFORCEMENT OF CIVIL LIABILITIES	208

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FERRARI N.V.	F-1

CERTAIN DEFINED TERMS

In this prospectus, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., together with its subsidiaries, or to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V,” refer solely to Ferrari N.V. (formerly named New Business Netherlands N.V.). References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, following completion of the merger of Fiat S.p.A. with and into the FCA on October 12, 2014, or to Fiat S.p.A. together with its subsidiaries, prior to the merger of Fiat S.p.A. with and into the FCA, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA.

See “Note on Presentation” below for additional information regarding the financial presentation.

NOTE ON PRESENTATION

This prospectus includes the consolidated financial statements of Ferrari N.V. for the years ended December 31, 2014, 2013 and 2012 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We refer to these consolidated financial statements collectively as the “Annual Consolidated Financial Statements.”

This prospectus also includes the unaudited interim condensed consolidated financial statements of Ferrari N.V. for the three and six months ended June 30, 2015 prepared in accordance with IAS 34 Interim Financial Reporting. We refer to these interim condensed consolidated financial statements as the “Interim Condensed Consolidated Financial Statements.”

Basis of Preparation of the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements

As explained in Note 1 to the Annual Consolidated Financial Statements, Note 1 to the Interim Condensed Consolidated Financial Statements and in “The Restructuring and Separation Transactions” in this prospectus, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions including (i) an intra-group restructuring which will result in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) this initial public offering of our common shares described in this prospectus, and (iv) the distribution, following this initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii) are defined in the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements as the “Restructuring” and were completed on October 17, 2015.

The Restructuring comprises: (i) a capital reorganization of the group under the Company and (ii) the issuance of the FCA Note (as defined under “Unaudited Pro Forma Condensed Consolidated Financial Information”) which is expected to be subsequently refinanced. In preparing the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements, the Company has retrospectively applied FCA’s basis of accounting for the Restructuring based on the following:

(i)	The capital reorganization:

•	The Company was formed by FCA solely to effect the Separation and will be controlled by FCA until completion of the Separation. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3—“Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS has no applicable guidance in accounting for such transactions. IAS 8—“Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•	The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33—“Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2012 in the Annual Consolidated Financial Statements and as though it had occurred effective January 1, 2014 in the Interim Condensed Consolidated Financial Statements. In particular:

¡	The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,098.0 million, respectively, with an offset to retained earnings of €5.1 billion.

¡	The issuance of 27,003,873 common shares and special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

¡	The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 20 to the Annual Consolidated Financial Statements and Notes 12 and 19 to the Interim Condensed Consolidated Financial Statements.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•	The FCA Note and subsequent refinancing have not been reflected in the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note (as defined under “Unaudited Pro Forma Condensed Consolidated Financial Information”) eliminate on consolidation.

The Group’s financial information is presented in Euro. In some instances, information is presented in U.S. Dollars. All references in the prospectus to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S.$” and “$” refer to the currency of the United States of America (the “United States”).

The language of the prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Certain totals in the tables included in this prospectus may not add due to rounding.

v

TRADEMARKS AND TRADE NAMES

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY INFORMATION

In this prospectus, we include and refer to industry and market data, including market share, ranking and other data, derived from or based upon a variety of official, non-official and internal sources, such as internal surveys and management estimates, market research, publicly available information and industry publications, such as, among others, FOM-Formula One Management (Formula 1); U.S. Maker Data Club (United States); ANFAVEA-Associação Nacional dos Fabricantes de Veículos Automotores (Brazil); OSZ-Österreichisches-Sprachen-Kompetenz-Zentrum (Austria); FEBIAC-Fédération Belge de l’industrie de l’automobile et du cycle (Belgium); AAA Data (France); KBA-Kraftfahrt-Bundesamt (Germany); SMMT-Society of Motor Manufacturers and Traders (United Kingdom); UNRAE-Unione Nazionale Rappresentanti Autoveicoli Esteri (Italy); RDC Datacentrum B.V. (Netherlands); TRAFICO-Revista Tráfico y Seguridad Vial (Spain); BranschData (Sweden); ASTRA (Switzerland); China Automobile Industry Association (China); Hong Kong Motor Trader Association (Hong Kong); Ministry of Transportation and Communications (Taiwan); VFACTS Series produced by the Federal Chamber of Automotive Industries (Australia and New Zealand); JAIA-Japan Automobile Importers Association (Japan); GAIKINDO-Association of Indonesia Automotive Industries (Indonesia); Singapore Land Transport Authority and Singapore Motor Trader Associations (Singapore); KAIDA-Korea Automobile Importers & Distributors Association (South Korea); Thailand Department of Land Transportation (Thailand).

Market share, ranking and other data contained in this prospectus may also be based on our good faith estimates, our own knowledge and experience and such other sources as may be available. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, different methods used by different sources to collect, assemble, analyze or compute market data, including different definitions of car segments and descriptions and other limitations and uncertainties inherent in any statistical survey of market shares or size. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that this information is reliable, we have not independently verified the data from third-party sources. In addition we normally estimate our market share for luxury performance cars based on registration data. In a limited number of markets where registration data are not available, we calculate our market share based on estimates relating to sales to final clients. Such data may differ from data relating to shipments to our dealers and distributors. While we believe our internal estimates with respect to our industry are reliable, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. The market share data presented in this prospectus represents the best estimates available from the sources indicated as of the date hereof but, in particular as they relate to market share and our future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•	changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems; and

•	other factors discussed elsewhere in this prospectus.

Actual results could differ materially from those expressed or implied in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements. Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this prospectus. These factors may not be exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

SUMMARY

This summary highlights selected information from this prospectus and might not contain all of the information that is important to you. You should read carefully the entire prospectus to fully understand the transactions, and before deciding to invest in our common shares.

Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes luxury, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles, including most recently the Constructor World title in 2008. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 182 authorized dealers operating 204 points of sale.

We believe our cars are the epitome of performance, luxury and styling. We currently sell nine models, including seven sports cars (458 Italia, 488 GTB, 458 Spider, 488 Spider, F12berlinetta and our special series 458 Speciale and 458 Speciale A) and two GT cars (California T and FF). In March 2015, we launched the 488 GTB, which is replacing the 458 Italia and, in September 2015, we launched the 488 Spider, our latest sports car, which is replacing the 458 Spider. We expect to gradually replace our 458 models with successor 488 models during 2015 and the next several years. We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.

In 2014, we shipped 7,255 cars, and recorded net revenues of €2,762 million, net profit of €265 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €693 million and earnings before interest and taxes (EBIT) of €389 million. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and deliberately monitor and maintain our production volumes and delivery wait-times to promote this reputation. We divide our regional markets into EMEA (consisting of Europe, the Middle East, India and Africa), Americas, Greater China and Rest of APAC (consisting of the Asia-Pacific region, excluding Greater China), representing respectively 45 percent, 34 percent, nine percent and 12 percent of units shipped in 2014. In recent years we have allocated a higher proportion of shipments to the Middle East and Greater China and, to a lesser extent, the Americas and a lower proportion to Europe, reflecting changes in relative demand as part of our strategy to manage waiting lists and maintain product exclusivity.

We license the Ferrari brand to a select number of producers and retailers of luxury and lifestyle goods, and we sell Ferrari-branded merchandise through a network of 20 franchised and 12 owned Ferrari stores and on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 425 million television viewers annually. Although our most recent Formula 1 world title was seven years ago, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Our Competitive Strengths

We believe that the following key competitive strengths have been the primary drivers of our success in the past and will be the pillars of our growth strategy going forward.

An iconic brand with superior, enduring power, benefiting from a loyal customer base. Our brand is one of the most iconic and recognizable in the world. We believe the Ferrari brand and our prancing horse logo symbolize luxury, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. The Ferrari brand has also been ranked as one of the world’s most powerful brands by independent surveys, including in 2014 and 2015 surveys published by Brand Finance, based on a range of factors, including customer loyalty, name recognition and overall reputation. Our name and image have been burnished over decades of unparalleled success in automotive racing, particularly through our Formula 1 racing team, Scuderia Ferrari, and the performance and styling of our luxury performance cars. We believe the power of our brand and the passion we inspire in clients and the broader community of enthusiasts is preserved and enhanced by our rigorous production and distribution model, which promotes hard-to-satisfy demand and thus scarcity value in our cars. We promote this passion for our brand by fostering a community of enthusiasts and we reward loyal clients through various initiatives, such as driving events and client activities in Maranello and at motor shows and, more particularly, through providing our most loyal and active clients with preferential access to our newest and highest value cars. As a result, in 2014 approximately 60 percent of our new cars were sold to Ferrari owners and 34 percent of our clients own more than one Ferrari car. As a testament to the enduring power of our brand, vintage Ferraris are among the most sought after cars in the collector market, with nine Ferraris ranking in the top 10 most valuable cars ever sold in public auctions. We also generate revenues from our brand through licensing partnerships, Ferrari retail stores and a theme park, Ferrari World. We believe our success in these activities demonstrates the value of Ferrari as a true global absolute luxury brand.

Global access to growing wealth creation. We target our products to the upper end of the luxury performance car segment and buyers of our cars tend to belong to the wealthiest segment of the population. The size and spending capacity of our target client base has grown significantly in recent years and we expect macroeconomic trends that promote an expanding market for our products to continue, particularly in emerging markets, which have seen significant growth in personal wealth and disposable incomes. In many of our key markets, such as the United States, where we sell over 30 percent of our cars, spending by our target clients has proven to be relatively insulated from short term economic downturns. This provides a resilient source of demand at the upper end of the luxury industry, particularly for our cars, which we have captured through the frequent renewal of our product offering. Our low volume strategy and our tight control over the allocation of our cars allow us to adjust the geographical distribution of our unit sales over time to respond to economic developments in our markets and to benefit from patterns of wealth creation and demand for luxury products in different regions.

Exceptional pricing power and value resilience. The allure of our brand and our controlled production and distribution model promote premium prices for the new cars we sell as well as Ferraris sold in the resale market, which reinforces stability in our new car pricing. We have focused relentlessly on extending the quality, performance and craftsmanship of our cars further into the upper end of the market, through special limited editions selling at prices exceeding €1 million per car, as well as bespoke, one-off cars and extensive personalization of our cars, which on average add 15 percent to selling prices. These limited edition and bespoke vehicles enhance our reputation for exclusivity which in turn supports premium pricing on our standard Sports and GT models. We are confident that this approach, rather than seeking to increase volumes by competing with lower priced luxury or premium cars, will lead to stronger long term financial performance. We believe our strategy, coupled with the spending power of our clients and our ability to offer highly personalized “tailor-made” products, has provided us with enduring premium pricing for our cars. We believe our cars benefit from strong value resilience over time, with high residual value in the resale markets which in turn lowers the total cost of ownership for our clients and promotes repeat purchases.

Racing heritage. We benefit from our racing heritage and foundation and success in Formula 1 World Championships. Our research and development initiatives and the know-how developed through designing, engineering and producing circuit racing cars has allowed us to streamline our new car design and development schedule, to implement a range of cutting-edge innovations to deliver best-in-market performance in our Sports and GT cars and to design, engineer and sell our special series, limited edition and one-off cars, all of which attract significant price premiums. In addition to the research and development support from our racing activities, our prominent role in Formula 1 racing provides us with an incomparable platform from which to promote our brand and technological prowess. In light of this, we do not need to use mainstream product advertising, which we believe would conflict with the image of exclusivity that our clients and enthusiasts expect and, as a result, would be detrimental to our brand. In 2014, Formula 1 races attracted approximately 425 million television viewers around the world, making it one of the world’s most watched sport series in the year. We believe the success and prominence of Scuderia Ferrari, the most successful team in Formula 1 history, gives us a strong marketing advantage in the luxury performance car market.

Leading edge engineering capabilities. We believe that our cars are the epitome of performance, luxury and styling. Our cars integrate industry-leading technological and engineering capabilities which benefit from the know-how gained through our racing activities. Our constant engineering improvements, for example, have resulted in significantly more powerful engines over time. The V8 engine mounted in the 430 model in 2005 had 490hp, while the V8 turbo engine mounted in the 488 GTB and 488 Spider models in 2015 has 670 hp. Innovations transferred from our racing team to our street cars include innovative electronic control systems, carbon fiber parts and KERS (Kinetic Energy Recovery System) technology. While we continue to focus intently on the higher end of the luxury performance car market, we have rounded out our range of products in recent years to cater to different client preferences, ranging from pure performance to cars characterized by more refined and luxurious interiors to improve comfort and drivability. Our cars’ distinctive designs, when taken together with their performance and luxury status, provide Ferrari with a unique character, which, in turn, contributes to increased brand strength.

Flexible and efficient development and production process. Our focus on the upper end of the luxury performance car market, the dedication and skill of our engineers and developers and the clarity and focus of our product marketing objectives, allow us to design and develop new models exceptionally quickly. Our racing heritage, which is characterized by an annual design, develop and build schedule, as well as our engineering and design focus has enabled us typically to bring to market new models in approximately 40 months, depending on the modifications (approximately 33 months for modified or “M” models), measured from the beginning of the development project to the start of production. The flexibility of our development process is such that we are able to continue to modify and adjust a new model’s specifications throughout the development phase and near to the scheduled launch of the model. The speed and flexibility of our development process reduces development costs for new models and allows our newest models to be fully responsive to changes in technology and market demand. This also allows us to renew our model line-up on a more frequent and regular schedule; we typically seek to launch at least one new model every year. Our models have an average lifecycle of four or five years (depending on market dynamics) followed by a significantly modified and enhanced version after the fourth or fifth year of production. This predictable lifecycle supports both new car sales and the value of models both in the primary and resale markets. We believe this lifecycle also ensures that our products remain more responsive to the expectations of our clients than those of other luxury performance car manufacturers. Furthermore, we recently renovated our production facilities, which positions us to accommodate meaningful increases in production with limited additional investments. This gives us the flexibility to prudently increase sales of our cars to meet growing demand while retaining the exclusivity and scarcity of our cars.

Strong and resilient financial performance and profile. Our brand, clients and product positioning provide us with an exceptional track record of financial performance that has withstood market challenges throughout economic cycles. In the year ended December 31, 2014, we recorded net revenues of €2,762 million, net profit of €265 million, Adjusted EBITDA of €693 million and Adjusted EBITDA margin of 25.1 percent, EBIT of €389 million and EBIT margin of 14.1 percent and we shipped 7,255 cars. We have recorded shipment growth of 34 percent in the last 10 years and, during the financial crisis, suffered only a single year of modest (less than 5 percent) decline in shipments in spite of the luxury status of our cars and the discretionary nature of their purchase. From 2005 to 2014 we achieved a compound annual growth rate in net revenues of seven percent and our 2014 Adjusted EBITDA margin of 25.1 percent represented an increase of 6.9 percentage points over 2005. We believe this exceptional financial performance positions us as not just a leading luxury automaker, but as one of the world’s leading absolute luxury brands. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

Superior Talent. We benefit from the experience and expertise of a strong team of managers, technical employees and racing talent, combining industry knowledge, technological expertise, sporting success and financial savvy. We believe our brand and technological heritage has enabled us to attract the best technical talent from a wide range of fields. We recently hired a leading Formula 1 manager and a new driver to allow us to capitalize on our strong technical position and return to a higher level of racing success, while our employees, particularly at our facilities in and around Maranello, Italy, include a large number of highly skilled engineers, designers, technicians and artisans. Our management team also benefits from the leadership of our CEO, Amedeo Felisa, who brings over 40 years of automotive technical experience and skill to his leadership role, and our chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of our parent company, FCA, into the seventh largest automaker in the world (based on 2014 vehicle sales). We believe our small but skilled team gives our brand the leading talent in the industry and the ability to carry out our business plan objectives.

Our Strategies

We intend to maintain and extend our leading position in the luxury performance sports car market and to continue to protect and enhance the value and exclusivity of the Ferrari brand and its association with the lifestyle we believe it represents. Within these parameters, we aim to achieve profitable growth by pursuing the following strategies.

Controlled growth in developed and emerging markets. While we will continue to pursue a low volume production strategy and maintain our reputation for exclusivity, we intend to respond to growing demand, both in emerging markets as well as in response to demographic changes and the growth in the size and spending capacity of our target clients. We believe we can grow in a controlled manner while preserving the exclusivity of our brand by continuing to focus on distinct market segments and maintaining a strong pipeline of new car launches. We will also continue to explore controlled growth in emerging markets to capitalize on the substantial wealth creation and the growing affluent populations in those markets, while maintaining our historic control over the relative allocation of cars among regions in order to maintain proper balance of our supply to support both demand for our cars and our brand reputation over the long term.

Regular new model introductions and enhancements. We intend to continue our effective strategy of regularly launching new cars with enhanced technological innovations and design improvements, capitalizing on the speed and flexibility of our design, engineering and production processes. We also intend to alternate our new model launches among our distinct product segments in order to preserve the exclusivity and enduring value of each new car launch, while ensuring that our clients have continuing access to the latest technology and design. We will also continue periodically to design and launch limited edition supercars and very limited series and one-off cars, which command significantly higher prices, in order to satisfy the demands of our most affluent and loyal clients and to inspire our clients who purchase our Sports and GT cars to purchase our newer and enhanced models. Notwithstanding the regular introduction of new products, we intend to continue the practice of managing waiting lists in our various geographic markets to respond appropriately to relative levels of demand by balancing the need to enhance exclusivity while minimizing any concerns for client satisfaction. We expect that increasing technological content of our cars combined with clients’ appetite for our distinctive designs will continue to support pricing at the upper end of the luxury performance market in each of our car segments.

Pursue Excellence in Formula 1 Racing. We intend to continue to pursue success in Formula 1 racing through Scuderia Ferrari, the most successful team in Formula 1 history. We believe that competitive success in Formula 1 racing both promotes our brand and excites passion in our employees, clients and other Ferrari enthusiasts and we will devote the resources we believe are required to maintain that success. In addition to the know-how we develop in designing, engineering and producing Formula 1 racing cars that we apply to our Sports and GT cars, we continue to believe that the success of our business, the image of our brand and the allegiance of our clients is enhanced by our racing success, which will, among other things, position us to extend the Ferrari brand into other luxury and lifestyle segments. More generally, we believe that our Formula 1 racing team allows us to promote and market our brand and technology to a global audience more effectively than traditional advertising activities, which enhances the aura of exclusivity around our brand.

Controlled growth in adjacent luxury and lifestyle categories. We intend to maintain the Ferrari brand’s reputation for exclusivity and selectively extend the brand through initiatives that are compatible with our brand image and the loyal following we enjoy among our clients and other Ferrari enthusiasts. We expect over time to expand the Ferrari brand into a range of other luxury goods and in adjacent lifestyle categories through third party licensing and partnerships, but intend to do so only in a manner that preserves the strength and exclusivity of our brand. We also intend to expand our retail activities with balanced growth through new openings of direct point of sales in order to increase our presence in the United States and in Europe as well as improving our franchising activities in selected locations. We will also promote the Ferrari brand through carefully selected theme park locations that we believe will attract consumers including current clients as well as those who aspire to become our clients. We believe these strategies will allow us to extend the reach of our brand to additional consumers, which we believe will further enhance our position as a premier luxury lifestyle brand.

Corporate Structure and Proposed Separation

This offering is intended to be part of a series of transactions (the “Separation”) to separate Ferrari from FCA, after which FCA would no longer hold any ownership interest in Ferrari. Shortly prior to the pricing of this offering, we carried out a restructuring of Ferrari, after which FCA owns 90 percent of our common shares and voting power and Piero Ferrari holds the remaining 10 percent.

In connection with the restructuring, FCA transferred to us all of the share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital in Ferrari S.p.A.), and in exchange we issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”). FCA then contributed €5.1 billion to us in consideration of the issue by us to FCA of 156,917,727 of our common shares. A portion of the contribution we received from FCA was applied to repay a portion of the FCA Note, following which the principal amount outstanding on the FCA Note is €2.8 billion. We expect to refinance the outstanding amount of the FCA Note through third party debt, either before or after the completion of the Separation, depending on market conditions and other factors.

Immediately following the offering, it is expected that FCA will own approximately 81 percent of our common shares (80 percent if the underwriters’ option to purchase additional shares is exercised in full), Piero Ferrari will own 10 percent of our common shares (whether or not the underwriters’ option to purchase additional shares is exercised) and public shareholders will own nine percent of our common shares (10 percent if the underwriters’ option to purchase additional shares is exercised in full).

Following completion of the offering, FCA intends to transfer its remaining approximately 80 percent interest in Ferrari to FCA shareholders by way of demergers under Dutch law.

The Separation is currently expected to be completed in early 2016. However, completion of the Separation is subject to various conditions, risks and uncertainties and we cannot assure you that it will be completed in the manner described in this prospectus or at all.

Upon completion of the Separation, Ferrari N.V. would be the holding company of the Ferrari group through its 100 percent shareholding in Ferrari S.p.A. and FCA would no longer have an ownership interest in Ferrari N.V. Pursuant to the Separation, each holder of FCA common shares will receive one common share in FE New (our successor company, which will be renamed “Ferrari N.V.” following the completion of the Separation) for every ten common shares held in FCA immediately prior to completion of the Separation, and each FCA shareholder participating in FCA’s loyalty voting program will receive one special voting share in FE New for every ten special voting shares in FCA held prior to completion of the Separation. At the request of a holder of FCA common shares registered in FCA’s loyalty register made within one month of the Separation, the three-year holding period required to qualify for Ferrari special voting shares will be deemed to have commenced at the time such holder’s shares were placed in the FCA loyalty register. See “Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.” We expect that FCA and Piero Ferrari will participate in our loyalty voting program. Therefore, following the offering, we expect FCA will hold approximately 84.2 percent of the voting power in us and Piero Ferrari will hold approximately 10.5 percent of such voting power. See “Principal Shareholders and Related Party Transactions.” Following the Separation, the common shares of Ferrari N.V. are expected to be held as follows:

•	Exor S.p.A. (“Exor”) (FCA’s largest shareholder): approximately 23.6 percent (23.3 percent if the underwriters’ option to purchase additional common shares in this offering is exercised in full);

•	Piero Ferrari: 10 percent (whether or not the underwriters’ option is exercised); and

•	Public shareholders: approximately 66.4 percent (66.7 percent if the underwriters’ option is exercised in full).

However, voting power in Ferrari will also depend on the number of special voting shares outstanding after the Separation. We expect that Piero Ferrari and any FCA shareholders participating in FCA’s loyalty voting program at the time of completion of the Separation, including Exor, will receive special voting shares in connection with the Separation. If participation in the FCA loyalty voting program and our loyalty voting program remain unchanged through completion of the Separation, we expect that, after the Separation, Exor would hold approximately 33.4 percent of the voting power in us, Piero Ferrari would hold approximately 15.3 percent of the voting power in us and public shareholders would hold approximately 51.3 percent of the voting power in us (assuming that the underwriters’ option to purchase additional shares is exercised in full). See “The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”

We believe that the Separation will enable us to pursue our business strategies with greater operational and financial independence while preserving the unique character of our business and organization. Although, as a separate public company we will lose the operational and financial support inherent in being part of a larger organization, we believe that as a standalone company with an iconic brand name, we will be better positioned to promote and extend the value of our brand, maintain our heritage, attract and reward technical and management talent and further enhance Ferrari’s position among the world’s premier luxury lifestyle companies. We also expect that the Separation and our capital and organizational structure will offer a flexible and beneficial environment that will enable us to access directly sources of equity and debt capital to finance our business on favorable terms, as well as the opportunity to reward our most loyal shareholders with our loyalty voting program. Our listing on the New York Stock Exchange, which will require us to invest in systems and resources to operate as a separate public company in compliance with regulatory and listing requirements, is also expected to increase our investment appeal, particularly in the United States which has historically been one of our largest and most important markets.

In connection with the Separation, we may apply for admission to listing and trading of our common shares on the Mercato Telematico Azionario, or MTA, organized and managed by Borsa Italiana S.p.A. Any listing on the MTA would occur at or after the completion of the Separation.

For more information regarding the Separation, see “The Restructuring and Separation Transactions.”

Recent Developments—Expected Third Quarter 2015 Results

Our consolidated financial statements for the three months ended September 30, 2015 are not yet available. The following expectations regarding our results for this period are solely management estimates based on currently available information, and are not a comprehensive statement of our financial position or results of operations as of or for the three months ended September 30, 2015. Our independent registered public accounting firm has not audited, reviewed or performed any other procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We expect that for the three months ended September 30, 2015:

•	Our consolidated net revenues will be in a range of €720-730 million (approx. 9%-10% higher as compared to third quarter 2014);

•	Our Adjusted EBITDA will be in a range of €210-215 million (approx. 19%-22% higher as compared to third quarter 2014);

•	Our EBIT will be in a range of €140-145 million (approx. 57%-62% higher as compared to third quarter 2014); and

•	Our net profit will be in a range of €93-96 million (approx. 60%-66% higher as compared to third quarter 2014).

Our actual results may differ from these expectations.

Our financial performance for the three months ended September 30, 2015 compared to the comparable period of the prior year is expected to be driven primarily by higher shipments and, as a result, our net revenues for cars and spare parts for the three months ended September 30, 2015 are expected to grow compared to the same period in 2014. In the third quarter of 2015 we launched the 488 Spider, our latest sports car, which we unveiled at the Frankfurt Auto Show on September 14, 2015. We will start shipping the 488 Spider, which is replacing the 458 Spider, in the fourth quarter of 2015.

We expect the decrease in net revenues generated from the sale of engines to Maserati that we experienced in the six months ended June 30, 2015, as compared to the same period in 2014, to continue in the third quarter of 2015 as a result of lower volumes ordered under our contract manufacturing agreement with Maserati.

We also expect our results for the third quarter of 2015 to continue to benefit from positive foreign exchange impacts as a result of favorable trends in several of the currencies to which we are more exposed (USD, GBP), partially off-set by the impact of our hedging contracts.

Including the impact of the expenses related to the resignation of our former chairman, incurred in the three months ended September 30, 2014 and which we exclude in calculating Adjusted EBITDA, we expect selling, general and administrative costs in the three months ended September 30, 2015 to be substantially in line with the same period in 2014.

We also expect research and development costs to increase in the three months ended September 30,2015 as compared to the same period in 2014, as a result of our development programs primarily related to the power units in our Formula 1 activities.

We do not expect net financial expenses/(income) to be material in the three months ended September 30, 2015.

We expect our income tax expense to increase in the three months ended September 30, 2015 as compared to the same period in 2014, as a result of an increase in profit before taxes, primarily driven by the items described above. We expect our effective tax rate (income tax expense as a percentage of profit before taxes) to decrease in the three months ended September 30, 2015 primarily due to deferred tax liabilities on unremitted earnings that we recognized in the three months ended September 30, 2014.

We expect our net profit to increase in the three months ended September 30, 2015 as compared to the same period in 2014, as a result of the factors described above.

The foregoing preliminary estimates for results in the three months ended September 30, 2015 constitute forward looking statements. Actual results could differ materially from these expectations. Please refer to “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus for additional information.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included under “Risk Factors” in this prospectus. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.

Corporate Information

Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on May 24, 2013 under the name New Business Netherlands N.V. Shortly prior to the date hereof, our name was changed to Ferrari N.V.

Ferrari’s place of effective management is in Italy and, therefore, its fiscal residency is in Italy (see “Tax Consequences—Material Italian Income Tax Consequences”).

Risk Factors

Investing in our common shares involves risks. See “Risk Factors” beginning on page 13.

The Offering

Common shares offered by the selling shareholder	17,175,000 common shares

Common shares subject to underwriters’ option to purchase additional common shares	1,717,150 common shares

Common shares outstanding	188,921,600 common shares

Selling Shareholder	Fiat Chrysler Automobiles N.V. Following this offering, the selling shareholder will hold approximately 81 percent of our common shares (approximately 80 percent if the underwriters’ option to purchase additional common shares is exercised in full).

Use of proceeds	We will not receive any proceeds from the sale of common shares in this offering, including any proceeds that the selling shareholder may receive from the exercise by the underwriters of their option to purchase additional common shares from the selling shareholder. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Lock-up	We, FCA, Piero Ferrari and our chairman, Sergio Marchionne, have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, pledge, sell, contract to sell or otherwise transfer or dispose of, all or a portion of the economic consequences of ownership of, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares for a period of 90 days after the date of this prospectus. For more information, see “Underwriting.” However, this lock-up does not restrict the consummation of, or any activities by us or FCA in furtherance of, any of the transactions relating to the separation of Ferrari from FCA described under “The Restructuring and Separation Transactions.”

Dividend policy	Our dividend policy will be determined by our Board of Directors as constituted following completion of this offering and the Separation. Payment of dividends on our common shares in the future will depend on general business conditions, our financial condition, earnings and liquidity, and other factors. Under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to the law or our articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares.

New York Stock Exchange (“NYSE”) symbol	“RACE”

Summary Historical and Pro Forma Financial Data

The following tables set forth selected historical consolidated financial data and pro forma consolidated financial data of Ferrari. The historical consolidated financial data has been derived from the unaudited Interim Condensed Consolidated Financial Statements and the audited Annual Consolidated Financial Statements, both of which are included elsewhere in this prospectus. The pro forma consolidated financial data has been derived from the Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus.

The accompanying Annual Consolidated Financial Statements have been prepared in accordance with IFRS. The accompanying Interim Condensed Consolidated Financial Statements have been prepared in accordance with the requirements of IFRS and in particular in accordance with IAS 34—Interim Financial Reporting. The accounting principles applied in the Interim Condensed Consolidated Financial Statements are consistent with those used for the preparation of the Annual Consolidated Financial Statements, except as otherwise stated in “New standards and amendments effective from January 1, 2015” in the Notes to the Interim Condensed Consolidated Financial Statements.

As explained in “Note on Presentation,” with the exception of the FCA Note and subsequent refinancing (as defined herein), the Restructuring has been retrospectively reflected in the Annual Consolidated Financial Statements as though it had occurred effective January 1, 2012, and reflected in the Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2014. See “Note on Presentation.”

The pro forma consolidated financial data has been prepared by applying unaudited pro forma adjustments to (i) our historical interim consolidated statement of financial position and our historical interim consolidated income statement at and for the six months ended June 30, 2015 included in the Interim Condensed Consolidated Financial Statements and (ii) our historical consolidated income statement for the year ended December 31, 2014 included in the Annual Consolidated Financial Statements, adjusted to give effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information” included in this prospectus. The pro forma consolidated financial data does not purport to represent what our actual results of operations would have been if such transactions had actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial condition. The pro forma consolidated financial data is presented for information purposes only.

The following information should be read in conjunction with “Note on Presentation,” “Selected Historical Consolidated Financial And Other Data,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements included elsewhere in this prospectus. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2015	2014
			Pro Forma
	(€ million, except for per share data)
Net revenues	766	729	1,387	1,387	1,349
EBIT	122	105	218	218	185
Profit before taxes	114	106	188	212	187
Net profit	76	74	124	141	128
Attributable to:
Owners of the parent	75	73	123	140	126
Non-controlling interest	1	1	1	1	2
Basic and diluted earnings per common share (in Euro)(1)	0.40	0.38	0.65	0.74	0.67

(1)	See Note 12 to the Interim Condensed Consolidated Financial Statements for the calculation of Basic and Diluted earnings per common share.

Non-GAAP Consolidated Income Statement Measure

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2015	2014
			Pro Forma
	(€ million)
Adjusted EBITDA	194	177	354	354	325

Adjusted EBITDA is a non-GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to net profit, the most directly comparable measure presented in accordance with IFRS. For additional information regarding Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2015	2014
			Pro Forma
	(€ million)
Net profit	76	74	124	141	128
Income tax expense	38	32	64	71	59
Net financial expenses/(income)	8	(1)	30	6	(2)
Amortization and depreciation	70	72	130	130	140

EBITDA	192	177	348	348	325

Expense related to the resignation of the former Chairman	-	-	-	-	-
Expenses incurred in relation to the IPO	2	-	6	6	-

Adjusted EBITDA	194	177	354	354	325

Consolidated Statement of Financial Position Data

	At June 30,		At December 31,
	2015	2015	2014	2013
	Pro Forma
	(€ million)
Cash and cash equivalents	258	258	134	114
Deposits in FCA Group cash management pools(1)	-	1,098	942	684
Total assets	3,901	5,001	4,641	3,895
Debt	2,267	567	510	317
Total equity	(201)	2,599	2,478	2,316
Equity attributable to owners of the parent	(213)	2,587	2,470	2,290
Non-controlling interests	12	12	8	26

(1)	Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.

Consolidated Income Statement Data

	For the years ended December 31,
	2014	2014	2013	2012
	Pro Forma
	(€ million, except for per share data)
Net revenues	2,762	2,762	2,335	2,225
EBIT	389	389	364	335
Profit before taxes	351	398	366	334
Net profit	231	265	246	233
Attributable to:
Owners of the parent	227	261	241	225
Non-controlling interest	4	4	5	8
Basic and diluted earnings per common share (in Euro)(1)	1.20	1.38	1.27	1.19

(1)	See Note 12 to the Annual Consolidated Financial Statements for the calculation of Basic and Diluted earnings per common share.

Non-GAAP Consolidated Income Statement Measure

	For the years ended December 31,
	2014	2014	2013	2012
	Pro Forma
	(€ million)
Adjusted EBITDA	693	693	634	573

Adjusted EBITDA is a non-GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to net profit, the most directly comparable measure presented in accordance with IFRS. For additional information regarding Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

	For the years ended December 31,
	2014	2014	2013	2012
	Pro Forma
	(€ million)
Net profit	231	265	246	233
Income tax expense	120	133	120	101
Net financial expenses/(income)	38	(9)	(2)	1
Amortization and depreciation	289	289	270	238

EBITDA	678	678	634	573

Expense related to the resignation of the former Chairman	15	15	-	-
Expenses incurred in relation to the IPO	-	-	-	-

Adjusted EBITDA	693	693	634	573

RISK FACTORS

Investing in our common shares involves risks. You should carefully consider the following risks, as well as all other information included in this prospectus including our consolidated financial statements and the related notes, before investing in our common shares. Our business as well as our results of operations or financial condition could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently deemed to be material. In this case, the price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business, Strategy and Operations

We may not succeed in preserving and enhancing the value of the Ferrari brand, which we depend upon to drive demand and revenues.

Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected.

Our brand image depends in part on the success of our Formula 1 racing team.

The prestige, identity, and appeal of the Ferrari brand depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our Sports and GT cars which also supports the appeal of other Ferrari-branded luxury goods. The success of our Formula 1 racing team has declined over the past several years as our most recent driver’s championship and constructors’ championship were in 2007 and 2008, respectively. As a result, we are enhancing our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.

The success of our racing team depends in particular on our ability to attract and retain top drivers and racing management and engineering talent. Our primary Formula 1 drivers, team managers and other key employees of Scuderia Ferrari are critical to the success of our racing team and if we were to lose their services, this could have a material adverse effect on the success of our racing team and correspondingly the Ferrari brand. If we are unable to find adequate replacements or to attract, retain and incentivize drivers and team managers, other key employees or new qualified personnel, the success of our racing team may suffer. As the success of our racing team forms a large part of our brand identity, a sustained period without racing success could detract from the Ferrari brand and, as a result, potential clients’ enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to keep up with advances in high performance car technology, our competitive position may suffer.

Performance cars are characterized by leading-edge technology which is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars.

Developing and applying new automotive technologies is costly, and may become even more costly in the future as available technology advances and competition in the industry increases. If our research and development efforts do not lead to improvements in car performance relative to the competition, or if we are required to spend more to achieve comparable results, sales of our cars or our profitability may suffer.

If our car designs do not appeal to clients, our brand and competitive position may suffer.

Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. We devote great efforts to the design of our cars and most of our current models are designed by Ferrari Design Centre, our in-house design team. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.

The value of our brand depends in part on the automobile collector and enthusiast community.

An important factor in the connection of clients to the Ferrari brand is our strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events), at our headquarters in Maranello and through our dealers, the Ferrari museum and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long term.

If there is a change in collector appetite or damage to the Ferrari brand, our ties to and the support we receive from this community may be diminished. Such a loss of enthusiasm for our cars from the automotive collectors’ community could harm the perception of the Ferrari brand and adversely impact our sales and profitability.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.

Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The markets in which we sell our cars have been subject to volatility in demand in recent periods. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in further downward price pressure and adversely affect our business, operating results and financial condition. These effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.

Our low volume strategy may limit potential profits.

A key to the appeal of the Ferrari brand and our marketing strategy is the aura of exclusivity and the sense of luxury which our brand conveys. A central facet to this exclusivity is the limited number of models and cars we produce and our strategy of maintaining our car waiting lists to reach the optimal combination of exclusivity and client service. Our low volume strategy is also an important factor in the prices that our clients are willing to pay for our cars. Regulation also affects our potential for volume growth because we are eligible for certain exemptions from fuel economy and emissions requirements provided we sell less than 10,000 road cars worldwide per year. See “—New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on our costs of operation and/or how we do business.”

While important to our current marketing strategy, our focus on maintaining low volumes and exclusivity limits our potential sales growth and profitability. As a public company following this offering, we may from time to time face pressure to demonstrate growth including by increasing the volume of cars we sell. Notwithstanding any such pressure, we intend to continue to pursue a low volume strategy in order to maintain our reputation for exclusivity, while growing volume in a controlled way to respond to growth in emerging markets and demographic changes.

Conversely, if we were to change our strategy and increase production of our cars more aggressively, we may be unable to maintain the exclusivity of the Ferrari brand. If we are unable to balance brand exclusivity with increased production, we may erode the desirability and ultimately the consumer demand for our cars. As a result, if we are unable to increase car production meaningfully or introduce new car models without eroding the image of exclusivity in our brand we may be unable to significantly increase our revenues.

Our revenues from Formula 1 activities may decline and our related expenses may grow.

Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Business—Formula 1 Activities.” If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of Formula 1 results may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.

The small number of car models we produce and sell may result in greater volatility in our financial results.

We currently depend on the sales of six range models, two special series and one limited edition supercar to generate our revenues. While we anticipate expanding our car offerings, we expect that a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market. On average it takes about 40 months (approximately 33 months for M models) from the beginning of the development phase to start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, volatility in our revenues and profits is also affected by our “special series” and limited edition cars that we launch from time to time and are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.

Engine production revenues are dependent on Maserati’s ability to sell its cars.

We produce V8 and V6 engines for Maserati. In particular, we have a multi-year arrangement with Maserati to provide V6 engines in an initial production run of up to 160,000 engines in aggregate through 2020, which, based on our discussions with Maserati, is expected to increase to up to 275,000 engines in aggregate through 2023 to cater to Maserati’s planned expanded model range and sales volumes. While Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.

Our business is subject to changes in client preferences and automotive trends.

Our continued success depends in part on our ability to originate and define product and automotive trends, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. If we misjudge the market for our products, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions may adversely affect us.

Our sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars, which may affect our sales. Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our cars or their ability to meet their commitments to us.

Many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession.

A significant decline in the EU or the global economy or in the specific economies of our markets, or in consumers’ confidence could have a material adverse effect on our business.

New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on our costs of operation and/or how we do business.

We are subject throughout the world to comprehensive and constantly evolving laws, regulations and policies. We expect the extent of the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may affect our revenue. Governmental regulations may increase the costs we incur to design, develop and produce our cars and may affect our product portfolio. Regulation may also result in a change in the character or performance characteristics of our cars which may render them less appealing to our clients. We anticipate that the number and extent of these regulations, and their effect on our cost structure and product line-up, will increase significantly in the future.

Current European legislation limits fleet average greenhouse gas emissions for new passenger cars, and new targets have been set in 2014 with more stringent emission targets applicable to the 2017-2021 period. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet by 2016 alternative targets for our fleet of EU-registered vehicles. By the end of 2015, we will submit our proposed CO2 emissions target for the 2017-2021 period to the EU Commission for approval.

In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. As a SVM that is able to demonstrate our operational independence from FCA, we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the 2017-2019 period, which are aligned to our technical and economic capabilities, and we expect to receive feedback on this proposal by the end of 2015. Following the Separation, we intend to petition NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles globally, in order to be eligible for alternate CAFE standards, as permitted under the CAFE program. If our petition qualifying for alternate CAFE standards is successful, NHTSA will determine the appropriate level of CAFE applicable to us for future model years.

In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for SVMs, as well as vehicle safety legislation. NHTSA also recently published guidelines for driver distraction, and the associated compliance costs may be substantial.

Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards for Mainland China beginning in 2016. It is unclear whether the new standards, if adopted, will include exceptions for SVMs similar to those currently in place in the United States and in the EU.

We could lose our status as a SVM in the EU and/or the United States if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as a SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.

Under these existing regulations, as well as new or stricter rules or policies, we could be subject to sizable civil penalties or have to restrict or modify product offerings drastically to remain in compliance. We may have to incur substantial capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Our growth strategy exposes us to risks.

Our growth strategy includes a controlled expansion of our sales and operations, including the launching of new car models and expanding sales and dealer operations in targeted growth regions internationally. In particular, our growth strategy requires us to expand operations in regions that we have identified as having relatively high growth potential. We may encounter difficulties, including more significant competition in entering and establishing ourselves in these markets.

Our growth depends on the continued success of our existing cars, as well as the successful design and introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop and launch successful new cars could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in others bringing new products and technology to market first, which could compromise our competitive position.

Our growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands on us by requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion also increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficient skilled management, technical and marketing personnel. See “Business—Our Strategies.” If we are unable to manage these risks or meet these demands, our growth prospects and our business, results of operation and financial condition could be adversely affected.

We currently plan to open additional dealerships and Ferrari stores in various international markets. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors. Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.

Consumer demand and behavior, as well as tastes and purchasing trends may differ in these markets, and as a result, sales of our products may not be successful, or the margins on those sales may not be in line with those we currently anticipate. Furthermore, such markets will have upfront short-term investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and therefore may be dilutive to us in the short-term. In many of these countries, there is significant competition to attract and retain experienced and talented employees.

Consequently, if our international expansion plans are unsuccessful, our business, results of operation and financial condition could be materially adversely affected.

We face competition in the luxury performance car industry.

We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars and our reputation for quality. If we are unable to compete successfully, our business, results of operations and financial condition could be adversely affected.

Developments in emerging markets may adversely affect our business.

We operate in a number of emerging markets, both directly and through our dealers and we have experienced increasing demand in China and the Middle East.

Our strategy contemplates expanding our sales in the Middle East and Asia regions, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, recent events in Asia including market turmoil and currency devaluations, and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.

Our exposure to emerging countries is likely to increase, as we pursue expanded sales in such countries. Economic and political developments in emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our results of operations and financial condition. Further, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases.

Maintaining and strengthening our position in these emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition.

Our success depends largely on the ability of our current management team to operate and manage effectively.

Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Our management team particularly benefits from the leadership of our CEO, Amedeo Felisa, who brings over 40 years of automotive technical experience and skill to his leadership role and our chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of our parent company, FCA, into the seventh largest automaker in the world (based on 2014 vehicle sales worldwide). Our employees, particularly in our production facilities in and around Maranello, Italy include several highly skilled engineers, technicians and artisans. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.

We rely on our dealer network to provide sales and services.

We do not own our Ferrari dealers and virtually all of our sales are made through our network of dealerships located throughout the world. If our dealers are unable to provide sales or service quality that our clients expect or do not otherwise adequately project the Ferrari image and its aura of luxury and exclusivity, the Ferrari brand may be negatively affected. We depend on the quality of our dealership network and our business, operating results and financial condition could be adversely affected if our dealers suffer financial difficulties or otherwise are unable to perform to our expectations.

Our growth strategy also depends on our ability to attract a sufficient number of quality new dealers to sell our products in new areas. We may face competition from other luxury performance car manufacturers in attracting quality new dealers, based on, among other things, dealer margin, incentives and the performance of other dealers in the region. If we are unable to attract a sufficient number of new Ferrari dealers in targeted growth areas, our prospects could be materially adversely affected.

We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner our operations may be disrupted.

Our business depends on a significant number of suppliers, which provide the raw materials, components, parts and systems we require to manufacture cars and parts and to operate our business. We use a variety of raw materials in our business including aluminum, and precious metals such as palladium and rhodium. We source materials from a limited number of suppliers. We cannot guarantee that we will be able to maintain access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. In addition, prices for these raw materials fluctuate and while we seek to manage this exposure, we may not be successful in mitigating these risks.

As with raw materials, we are also at risk for supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars.

In the past, we have replaced certain suppliers because they have failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, as was the case in 2012 following the earthquake in the Emilia Romagna region of Italy.

Changes in our supply chain have in the past resulted and may in the future result in increased costs and delays in car production. We have also experienced cost increases from certain suppliers in order to meet our quality targets and development timelines and because of design changes that we have made. We may experience similar cost increases in the future. Additionally, we are negotiating with existing suppliers for cost reductions, seeking new and less expensive suppliers for certain parts, and attempting to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs while maintaining a stable source of high quality supplies, our operating results will suffer. Additionally, cost reduction efforts may disrupt our normal production processes, thereby harming the quality or volume of our production.

Furthermore, if our suppliers fail to provide components in a timely manner or at the level of quality necessary to manufacture our cars, our clients may face longer waiting periods which could result in negative publicity, harm our reputation and relationship with clients and have a material adverse effect on our business, operating results and financial condition.

We depend on our manufacturing facilities in Maranello and Modena.

We assemble all of the cars that we sell and manufacture all of the engines we use in our cars and sell to Maserati at our production facility in Maranello, Italy, where we also have our corporate headquarters. We manufacture all of our car chassis in a nearby facility in Modena, Italy. Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage or labor unrest. Alternatively, changes in law and regulation, including export, tax and employment laws and regulations, or economic conditions, including wage inflation, could make it uneconomic for us to continue manufacturing our cars in Italy. In the event that we were unable to continue production at either of these facilities or it became uneconomic for us to continue to do so, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet demand. Moving manufacturing to other locations may also affect the perception of our brand and car quality among our clients. Such a transfer would materially reduce our revenues and could require significant investment, which as a result could have a material adverse effect on our business, results of operations and financial condition.

Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for a day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our cars. As such damages from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.

Car sales depend in part on the availability of affordable financing.

In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates rise generally, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may not desire to or be able to obtain financing to purchase our cars.

We may not be able to provide adequate access to financing for our dealers and clients.

Our dealers enter into wholesale financing arrangements to purchase cars from us to hold in inventory or to use in showrooms and facilitate retail sales, and retail clients use a variety of finance and lease programs to acquire cars.

In most markets, we rely on controlled finance companies and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail clients. Finance companies are subject to various risks that could negatively affect their ability to provide financing services at competitive rates, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies or defaults;

•	higher than expected car return rates and the residual value performance of cars they lease; and

•	fluctuations in interest rates and currency exchange rates.

Any financial services provider, including our controlled finance companies, will face other demands on its capital, as well as liquidity issues relating to other investments or to developments in the credit markets. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail clients. To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail clients, such dealers and retail clients may not have sufficient access to financing to purchase or lease our cars. As a result, our car sales and market share may suffer, which would adversely affect our results of operations and financial condition.

We rely on our licensing and franchising partners to preserve the value of our licenses and the failure to maintain such partners could harm our business.

We currently have multi-year agreements with licensing partners for various Ferrari-branded products in the sports, lifestyle and luxury retail segments. We also have multi-year agreements with franchising partners for our Ferrari stores and theme park. In the future, we may enter into additional licensing or franchising arrangements. Many of the risks associated with our own products also apply to our licensed products and franchised stores. In addition, there are unique problems that our licensing or franchising partners may experience, including risks associated with each licensing partner’s ability to obtain capital, manage its labor relations, maintain relationships with its suppliers, manage its credit and bankruptcy risks, and maintain client relationships. While we maintain significant control over the products produced for us by our licensing partners and the franchisees running our Ferrari stores and theme park, any of the foregoing risks, or the inability of any of our licensing or franchising partners to execute on the expected design and quality of the licensed products, Ferrari stores and theme park, or otherwise exercise operational and financial control over its business, may result in loss of revenue and competitive harm to our operations in the product categories where we have entered into such licensing or franchising arrangements. While we select our licensing and franchising partners with care, any negative publicity surrounding such partners could have a negative effect on licensed products, the Ferrari stores and theme parks or the Ferrari brand. Further, while we believe that we could replace our existing licensing or franchising partners if required, our inability to do so for any period of time could materially adversely affect our revenues and harm our business.

We depend on the strength of our trademarks and other intellectual property rights

We believe that our trademarks and other intellectual property rights are fundamental to our success and market position. Therefore, our business depends on our ability to protect and promote our trademarks and other intellectual property rights. Accordingly, we devote substantial efforts to the establishment and protection of our trademarks and other intellectual property rights such as registered designs and patents on a worldwide basis. We believe that our trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others, or that we may be unable to register our trademarks or otherwise adequately protect them in some jurisdictions. If a third party were to register our trademarks, or similar trademarks, in a country where we have not successfully registered such trademarks, it could create a barrier to our commencing trade under those marks in that country.

Third parties may claim that we infringe their intellectual property rights.

We believe that we hold all the rights required for our business operations (including intellectual property rights and third-party licenses). However, we are exposed to potential claims from third parties alleging that we infringe their intellectual property rights, since many competitors and suppliers also submit patent applications for their inventions and secure patent protection or other intellectual property rights. If we are unsuccessful defending against any such claim, we may be required to pay damages or comply with injunctions which may disrupt our operations. We may also as a result be forced to enter into royalty or licensing agreements on unfavorable terms or to redesign products to comply with third parties’ intellectual property rights.

If our cars do not perform as expected our ability to develop, market and sell our cars could be harmed.

Our cars may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will be able to detect and fix any defects in the cars prior to their sale to consumers. Our cars may not perform in line with our clients’ evolving expectations or in a manner that equals or exceeds the performance characteristics of other cars currently available. For example, our newer cars may not have the durability or longevity of current cars, and may not be as easy to repair as other cars currently on the market. Any product defects or any other failure of our performance cars to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

Car recalls may be costly and may harm our reputation.

We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in July, 2015, we commenced a safety recall of some of our model year 2015 cars after learning that certain driver’s side airbags manufactured by Takata Corporation and installed in those cars were defective. The defect in the pre-assembled airbags supplied by Takata related to insufficient gluing of the airbag cover, and a possible incorrect installation of the airbag cushion. While the cost of the recall to remedy this safety defect is not material to us, any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, operating results and financial condition. The automobile industry experiences significant product liability claims and we have inherent risk of exposure to claims in the event our cars do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our cars and business, adversely affecting our reputation and inhibiting or preventing commercialization of future cars which could have a material adverse effect on our brand, business, operating results and financial condition. While we seek to insure against product liability risks, insurance may be insufficient to protect against any monetary claims we may face and will not mitigate any reputational harm. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under such a policy.

We are exposed to risks in connection with product warranties as well as the provision of services.

A number of our contractual and legal requirements oblige us to provide extensive warranties to our clients, dealers and national distributors. There is a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for our guarantee and warranty risks have been set or will in the future be set too low. There is also a risk that we will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to recover from suppliers or insurers.

If we were to lose our Authorized Economic Operator certificate, we may be required to modify our current business practices and to incur increased costs, as well as experience shipment delays.

Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we applied for, and currently hold, the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. However, if we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to operate efficiently.

All of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These regulations and the provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more efficiently and effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our results of operations and financial condition.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euros while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.

We seek to manage risks associated with fluctuations in currency through financial hedging instruments. Although we seek to manage our foreign currency risk in order to minimize any negative effects caused by rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if these conditions persist.

Our financial services activities are also subject to the risk of insolvency of dealers and retail clients, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail clients, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.

Changes in tax, tariff or fiscal policies could adversely affect demand for our products.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect our results of operations. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

We face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions and establishing ourselves in new markets, all of which could harm our business.

We currently have international operations and subsidiaries in various countries and jurisdictions in Europe, North America and Asia that are subject to the legal, political, regulatory, tax and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we will continue to expand our sales, maintenance, and repair services internationally. However, such expansion requires us to make significant expenditures, including the establishment of local operating entities, hiring of local employees and establishing facilities in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our cars and require significant management attention. These risks include:

•	conforming our cars to various international regulatory and safety requirements where our cars are sold, or homologation;

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties attracting clients in new jurisdictions;

•	foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Italy;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

•	our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;

•	European Union and foreign government trade restrictions, customs regulations, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	preferences of foreign nations for domestically produced cars;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, war or events of terrorism; and

•	the strength of international economies.

If we fail to successfully address these risks, many of which we cannot control, our business, operating results and financial condition could be materially harmed.

Improper conduct of employees, agents, or other representatives could adversely affect our reputation and our business, operating results, and financial condition.

Our compliance controls, policies, and procedures may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties. In particular, our business activities may be subject to anti-corruption laws, regulations or rules of other countries in which we operate. If we fail to comply with any of these regulations, it could adversely impact our operating results and our financial condition. In addition, actual or alleged violations could damage our reputation and our ability to conduct business. Furthermore, detecting, investigating, and resolving any actual or alleged violation is expensive and can consume significant time and attention of our executive management.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which could have a material adverse effect on our business.

We maintain insurance coverage that we believe is adequate to cover normal risks associated with the operation of our business. However, there can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be affected.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a public company, we will be required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. If we are unable to comply with the rules and regulations or are otherwise unable to obtain necessary certifications to financial statements or other disclosures, this may materially adversely affect our reputation, lead to additional regulatory enforcement actions, and could adversely affect the value of our common shares.

Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and common share price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley (“Section 404”), which will require management assessments and certifications of the effectiveness of our internal control over financial reporting, beginning with our annual report for the year ending December 31, 2016. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, under Section 404(b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, or the listing of our common shares on the NYSE could be suspended or terminated, any of which could have a negative effect on the trading price of our common shares.

A disruption in our information technology could compromise confidential and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. For any of these reasons, we may experience systems malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their cars from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

Risks Related to this Offering, the Separation and the Investment in our Common Shares

There is no existing trading market for our common shares, and there can be no assurance that a liquid trading market will develop or be sustained which may cause our common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has been no market for our common shares and we cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE, or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling your common shares at an attractive price, or at all. The initial public offering price for our common shares will be determined by negotiations between the selling stockholder and the representatives of the underwriters, following consultation and discussion with us, and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering and you may suffer a loss on your investment.

Following the completion of this offering, there will be a limited public float of our common stock, which may cause the price of our common shares to be volatile.

The limited number of common shares being sold by the selling shareholder will be the only shares in the public market following the completion of this offering. As such, there will be a limited “public float” of our common shares in the hands of a relatively small number of holders. Due to our relatively small public float and the limited trading volume of our common shares, purchases and sales of relatively small amounts of our common shares may have a disproportionate effect on the market price of our common shares. This volatility could prevent a shareholder seeking to sell our common shares from being able to sell the shares at or above the price at which the shares were purchased.

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.

Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to sell your common shares at or above your purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares, include:

•	variations in our operating results, or failure to meet the market’s earnings expectations;

•	publication of research reports about us or the automotive industry, or the failure of securities analysts to cover our common shares after this offering;

•	departures of any members of our management team or additions or departures of other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the automotive industry generally, or particularly scandals relating to the industry, specifically;

•	litigation and governmental investigations; and

•	general market and economic conditions.

The loyalty voting program may affect the liquidity of our common shares and reduce our common share price.

The implementation of our loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of our common shares. The loyalty voting program was intended to reward our shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, if common shares participating in the loyalty voting program are sold they must be deregistered from the loyalty register and any corresponding special voting shares transferred to us for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in our loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in our common shares and adversely affect their trading price.

Our separation from FCA may be delayed or may not take place in the manner currently anticipated or at all.

This offering is intended to be part of a series of transactions designed to fully separate Ferrari from FCA, following which FCA would no longer hold any ownership interest in us. Several steps of the Separation will occur following this offering and may be subject to conditions, including necessary corporate and regulatory approvals and they are also subject to market conditions and other uncertainties, including creditor opposition periods. Therefore, the Separation may not be completed in the manner and within the time expected, or at all. If our Separation from FCA is not completed, the benefits we currently expect from the Separation, such as our strategic independence from FCA, would not arise. In that event, FCA will continue to exercise control over all matters requiring shareholder approval, such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our the Board, capital increases and amendments to our articles of association. See “The Restructuring and Separation Transactions.”

The Separation or future sales of our common shares in the public market or the perception that future sales may occur, could lower our share price.

The market price of our common shares could decline as a result of the distribution of a significant number of common shares in the Separation or because of sales of a large number of common shares available for sale after completion of this offering, or the perception that such sales could occur. We may, in the future, issue stock options or other stock grants to retain and motivate our directors and employees. These issuances of our securities could dilute the voting and economic interests of our existing stockholders. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. We will agree with the underwriters not to issue, sell, or otherwise dispose of or hedge any shares of our common stock, subject to certain exceptions, for the 90-day period following the date of this prospectus, without the prior consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Our officers, directors, FCA and Piero Ferrari, will enter into similar lock-up agreements with the underwriters. UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, may, at any time, release us and/or any of our officers, directors and/or stockholders from this lock-up agreement and allow us and them to sell shares of our common stock within this 90-day period. See “Underwriting.”

We cannot predict the timing or size of any future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares may have on the market price of our common shares. Sales or distributions of substantial amounts of our common shares, or the perception that such sales could occur, may cause the market price of our common shares to decline. See “Shares Eligible for Future Sale.”

The interests of FCA, our controlling shareholder, or its shareholders, may differ from the interests of other shareholders.

Upon completion of the offering, FCA, which is partially held by Exor S.p.A., will continue to own approximately 80 percent of our common shares and a higher voting power given that FCA will participate in the loyalty voting program. As a result, prior to the completion of the Separation, FCA will have a controlling influence in matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. Following the Separation, we expect that Exor will hold approximately 24 percent of our common shares and over 30 percent of our voting power due to its holding of FCA common shares and mandatory convertible securities and its intention to participate in our loyalty voting program. Both prior to completion of the Separation (by virtue of its ownership and voting interest in FCA) and following the completion of the Separation (by virtue of its ownership and voting interest in us), Exor will have a significant influence over these matters. The interests of these large shareholders may in certain cases differ from those of other shareholders.

We may have potential conflicts of interest with FCA and Exor.

Questions relating to conflicts of interest may arise between us and FCA, currently our largest shareholder, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. We expect that even after the Separation overlaps will remain among the directors and officers of us and FCA. For example, Mr. Sergio Marchionne, our Chairman, is the Chief Executive Officer of FCA and Mr. Marchionne and certain of our other directors and officers may also be directors or officers of FCA or Exor, the largest shareholder of FCA. These individuals will owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. In addition, Exor, which we expect will be our largest shareholder following the Separation, is also expected to remain FCA’s largest shareholder. Following the Separation, Exor is expected to hold approximately 24 percent of our common shares and approximately 36 percent of the voting power in us, while it holds approximately 29 percent of the common shares and 44 percent of the voting power in FCA. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.

Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.

The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. Prior to completion of the Separation, FCA will have approximately 80 percent of the common shares and a higher voting power in us due to its participation in the loyalty voting program. After giving effect to the Separation, Exor is expected to have a voting interest in Ferrari of over 30 percent due to its holding of FCA common shares and mandatory convertible securities and its intention to participate in the loyalty voting program. Both before and after the Separation, Piero Ferrari is expected to hold 10 percent of our common shares and, after the Separation, to have approximately 14.9 percent of the voting power in our shares. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. The loyalty voting program may also prevent or discourage shareholders’ initiatives aimed at changes in our management. See “The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”

The interests of Piero Ferrari, our minority shareholder, may differ from the interests of other shareholders.

Upon completion of the offering, Piero Ferrari, the Vice Chairman of Ferrari S.p.A., will continue to own 10 percent of our common shares and will hold a higher voting power given that Piero Ferrari will participate in our loyalty voting program. As a result, he will have influence in matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our the Board, capital increases and amendments to our articles of association. The interests of Piero Ferrari may in certain cases differ from those of other minority shareholders. In addition, the sale of substantial amounts of our common shares in the public market (following the expiration of the lock-up period) by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

Concentration of ownership among FCA and Piero Ferrari may prevent new investors from influencing significant corporate decisions until completion of the Separation, at which time Exor will have significant influence over us.

Prior to this offering, our majority shareholder, FCA, and Piero Ferrari, together own 100 percent of our outstanding common shares. In particular, Piero Ferrari owns and is expected to continue to own 10 percent of our outstanding common shares. Following this offering, FCA will retain approximately 80 percent of our common shares and, as a result, these shareholders will be able to control all matters requiring shareholder approval, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our the Board, capital increases and amendments to our articles of association. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders until completion of the Separation. In addition, Exor holds approximately 30 percent of the common shares in FCA and due to its participation in FCA’s loyalty voting program holds over 40 percent of the voting power in FCA and is therefore able indirectly to influence our corporate decisions. Following completion of the Separation, Exor is expected to hold approximately 24 percent of our common shares, and over 30 percent of our voting power and Exor will continue to be able to influence our corporate decisions.

We are a Dutch public company with limited liability, and our shareholders may have rights different to those of shareholders of companies organized in the United States.

The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the United States. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

Our dividend policy will be established in the future by our Board of Directors, and our ability to pay dividends on our common shares may be limited.

Our dividend policy will be determined by our Board of Directors as constituted following completion of this offering and the Separation. Our payment of dividends on our common shares in the future will depend on business conditions, our financial condition, earnings and liquidity, and other factors.

In addition, under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares.

It may be difficult to enforce U.S. judgments against us.

We are organized under the laws of the Netherlands, and a substantial portion of our assets are outside of the United States. Most of our directors and senior management and our independent auditors are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.

Because we are a recently formed company with a limited separate operating history we need to create separate administrative and governance functions.

Because we are a recently formed company we have not been required to maintain many of the administrative functions attendant to a listed company of our size. These include public company financial reporting, internal control and audit, compliance, legal and governance functions. It may take some time for us to employ the persons necessary to staff these administrative functions internally, requiring us to engage external consultants or staff, which may be more expensive. Further, this is a significant increase in the amount of employees we have historically employed for administrative matters, constituting a significant new expense. As a result of this increase in administrative requirements, there may be an adverse effect on our business, operating results and financial condition.

Following the Separation, FCA creditors may seek to hold us liable for certain FCA obligations.

One step of our expected Separation from FCA will include a demerger from FCA of our common shares held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we will retain any liability for obligations of FCA existing at the time of the Separation. Nevertheless, in the event that FCA fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “The Restructuring and Separation Transactions.”

Risks Related to Taxation

The Separation is generally intended to qualify as a tax-free transaction for our shareholders from a U.S. federal income tax perspective, but no assurance can be given that our shareholders will receive such tax-free treatment.

The Separation is intended to qualify as a generally tax-free transaction for U.S. federal income tax purposes for holders of common shares sold pursuant to this offering. No statutory, judicial or administrative authority directly discusses how a transaction such as the Separation (including the First Demerger, the Second Demerger and the Merger) should be treated for U.S. federal income tax purposes. In particular, the application of U.S. federal income tax laws to such transactions governed by non-U.S. corporate law is unclear. Accordingly, no assurance can be given that the intended tax treatment will be achieved, or that shareholders (and/or persons that receive the benefit of our common shares) will not incur substantial U.S. federal income tax liabilities in connection with the Separation and related transactions (including that a holder of Ferrari common shares could be required to recognize gain up to the excess of the fair market value of such shares over such holder’s adjusted basis in such shares as gain for U.S. federal income tax purposes). In addition, no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought (or, if sought, granted). For a further description of the expected terms of the Separation, see “The Restructuring and Separation Transactions” below. For a further discussion of the expected U.S. federal income tax consequences of the Separation, see “Tax Consequences—Material U.S. Federal Income Tax Consequences—Tax Consequences of the Separation” below.

As a result of the demergers and the merger in connection with the Separation, we might be jointly and severally liable with FCA for certain tax liabilities arisen in the hands of FCA.

Although the Italian tax authorities confirmed in a positive advance tax ruling issued on October 9, 2015 that the Demergers and the Merger to be carried out in connection with the Separation would be respected as tax-free, neutral transactions from an Italian income tax perspective, under Italian tax law we may still be held jointly and severally liable, as a result of the combined application of the rules governing the allocation of tax liabilities in case of demergers and mergers, with FCA for taxes, penalties, interest and any other tax liability arising in the actions of FCA because of violations of its tax obligations related to tax years prior to the two Demergers described in the section “The Restructuring and Separation Transactions.”

There may be potential “Passive Foreign Investment Company” tax considerations for U.S. holders.

Our common shares would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) if for any taxable year in which such U.S. holder held our common shares, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income.” U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

While we believe that our common shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations. See “Tax Consequences—Material U.S. Federal Income Tax Consequences—Tax Consequences of Owning Ferrari Stock—U.S. Holders—PFIC Considerations” for a further discussion.

Tax consequences of the loyalty voting program are uncertain.

No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.

The fair market value of the special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, our special voting shares are not transferable (other than, in very limited circumstances, together with the associated common shares) and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect.

The tax treatment of the loyalty voting program is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares. See “Tax Consequences” for a further discussion.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares in this offering, including any proceeds that the selling shareholder may receive from the exercise by the underwriters of their option to purchase additional common shares from the selling shareholder. The selling shareholder will receive all of the net proceeds from the sale of our common shares offered under this prospectus as well as all proceeds from any sale of common shares if the underwriters exercise their option to purchase additional common shares.

We and the selling shareholder will share in the offering expenses incurred in connection with this offering and any exercise by the underwriters of their option to purchase additional common shares, except that the underwriting discounts and commissions will be borne by the selling shareholder.

CAPITALIZATION

The following table sets forth (1) our historical capitalization at June 30, 2015 and (2) our pro forma capitalization at June 30, 2015, which gives effect to (a) the FCA Note of €2.8 billion, which was recognized as a result of the Restructuring, (b) the settlement of the FCA Note, which is assumed to be repaid using proceeds from the issuance of new third party financing and (c) the settlement of deposits in FCA’s cash management pools, debt with FCA and receivables from financing activities with FCA on completion of the Separation. For an explanation of the effects of the pro forma adjustments and defined terms, see “Unaudited Pro Forma Condensed Consolidated Financial Information.” We will not receive any proceeds from the sale of common shares in the offering.

You should read this table together with our Interim Condensed Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	At June 30, 2015
	Historical	Pro Forma
	(€ thousand)
Debt with FCA	428,039	-
Debt with third parties	138,639	2,266,943

Total Debt	566,678	2,266,943

Equity attributable to owners of the parent	2,586,838	(213,162)
Equity attributable to non-controlling interest	12,158	12,158

Total Equity	2,598,996	(201,004)

Total Capitalization(1)	3,165,674	2,065,939

(1)	Total capitalization is defined as total debt and total equity.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical consolidated financial and other data of Ferrari and have been derived from the unaudited Interim Condensed Consolidated Financial Statements, the audited Annual Consolidated Financial Statements, both of which are included elsewhere in this prospectus, and unaudited financial information for 2010 and 2011. This financial information has been prepared in accordance with IFRS.

As explained in “Note on Presentation,” with the exception of the FCA Note and subsequent refinancing (as defined herein), the Restructuring has been retrospectively reflected in the Annual Consolidated Financial Statements as though it had occurred effective January 1, 2012, and reflected in the Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2014. See “Note on Presentation.”

The following information should be read in conjunction with “Note on Presentation,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements included elsewhere in this prospectus. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ million, except for per share data)
Net revenues	766	729	1,387	1,349
EBIT	122	105	218	185
Profit before taxes	114	106	212	187
Net profit	76	74	141	128
Attributable to:
Owners of the parent	75	73	140	126
Non-controlling interest	1	1	1	2
Basic and diluted earnings per common share (in Euro)(1)	0.40	0.38	0.74	0.67
Dividends paid per share (in Euro)	-	-	-	-

(1)	See Note 12 to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At June 30, 2015	At December 31, 2014
	(€ million)
Cash and cash equivalents	258	134
Deposits in FCA Group cash management pools(1)	1,098	942
Total assets	5,001	4,641
Debt	567	510
Total equity	2,599	2,478
Equity attributable to owners of the parent	2,587	2,470
Non-controlling interests	12	8
Share capital(2)	4	4
Common shares issued (in thousands of shares)(2)	188,922	188,922

(1)	Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.
(2)	See Note 19 to the Interim Condensed Consolidated Financial Statements for the calculation of share capital and common shares issued.

Other Statistical Information

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Shipments	2,059	1,936	3,694	3,668
Average number of employees for the period	2,942	2,833	2,922	2,825

Consolidated Income Statement Data

	For the years ended December 31,
	2014	2013	2012	2011	2010
	(€ million, except per share data)
Net revenues	2,762	2,335	2,225	2,067	1,831
EBIT	389	364	335	298	295
Profit before taxes	398	366	334	301	294
Net profit	265	246	233	196	202
Attributable to:
Owners of the parent	261	241	225	188	195
Non-controlling interest	4	5	8	8	7
Basic and diluted earnings per common share (in Euro)(1)	1.38	1.27	1.19	n.a.	n.a.
Dividends paid per share (in Euro)	-	-	-	n.a.	n.a.

(1)	See Note 12 to the Annual Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At December 31,
	2014	2013	2012	2011	2010
	(€ million, except shares issued)
Cash and cash equivalents	134	114	100	94	61
Deposits in FCA Group cash management pools(1)	942	684	457	529	513
Total assets	4,641	3,895	3,465	3,369	3,051
Debt	510	317	261	522	354
Total equity	2,478	2,316	2,041	1,769	1,792
Equity attributable to owners of the parent	2,470	2,290	2,019	1,748	1,777
Non-controlling interests	8	26	22	21	15
Share capital(2)	4	4	4	n.a.	n.a.
Common shares issued (in thousands of shares)(2)	188,922	188,922	188,922	n.a.	n.a.

(1)	Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.
(2)	See Note 20 to the Annual Consolidated Financial Statements for the calculation of share capital and common shares issued.

Other Statistical Information

	For the years ended December 31,
	2014	2013	2012	2011	2010
Shipments (in units)	7,255	7,000	7,405	7,195	6,573
Average number of employees for the period	2,843	2,774	2,708	2,709	2,779

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information (the “Unaudited Pro Forma Condensed Consolidated Financial Information”) at and for the six months ended June 30, 2015 and for the year ended December 31, 2014 has been prepared by applying unaudited pro forma adjustments to (i) the historical interim consolidated statement of financial position and the historical interim consolidated income statement of the Company at and for the six months ended June 30, 2015 included in the Interim Condensed Consolidated Financial Statements and (ii) the historical consolidated income statement of the Company for the year ended December 31, 2014 included in the Annual Consolidated Financial Statements. The Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements are included elsewhere in this prospectus.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA through the Separation. The Separation is expected to occur through a series of transactions including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, in exchange for Piero Ferrari receiving an equivalent amount of our common shares, (iii) this initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders.

The transactions described above in (i) and (ii) (which are referred to collectively as the “Restructuring”) were completed on October 17, 2015 through the following steps:

•	We acquired from Ferrari North Europe Limited (a 100 percent owned subsidiary of Ferrari S.p.A.) its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange we issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•	FCA transferred to us all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital in Ferrari S.p.A.), and in exchange we issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•	FCA contributed €5.1 billion to us in consideration of the issue to FCA of 156,917,727 of our common shares and 161,917,727 special voting shares. Following a subsequent transaction with Piero Ferrari, FCA will own 170,029,440 common shares and special voting shares, equal to 90 percent of our common shares outstanding. The proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which, following the application of the net proceeds from the intercompany settlement described below, is expected to be refinanced through third party debt, as further discussed below.

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to us and in exchange we issued to Piero Ferrari 27,003,873 of our common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari will own 18,892,160 common shares and an equivalent number of special voting shares, equal to 10 percent of our common shares outstanding. We did not receive any cash consideration as part of this transaction.

With the exception of the FCA Note and the subsequent refinancing, the Restructuring has been retrospectively reflected in the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements (see Note 1 to the Annual Consolidated Financial Statements and Interim Condensed Consolidated Financial Statements for further details).

The Unaudited Pro Forma Condensed Consolidated Financial Information give effect to the following transactions (together the “Transactions”):

•	The recognition, as a result of the Restructuring, of the residual principal amount under the FCA Note of €2.8 billion;

•	The settlement of deposits in FCA’s cash management pools, debt with FCA and receivables from financing activities with FCA on completion of the Separation, resulting in net cash proceeds to us of approximately €672 million, which will be used to partially repay the FCA Note.

The settlement of the outstanding principal amount of the FCA Note, which is assumed to be repaid using the proceeds from the issuance of new third party financing. Solely for the purposes of the preparation of the Unaudited Pro Forma Condensed Consolidated Financial Information, the net proceeds from the new third party financing are estimated to be approximately €2,128 million, based on the estimated principal amount of the new third party financing of €2,150 million, net of the estimated associated transaction costs of approximately €22 million. The estimated interest rate on the financing has been assumed to be approximately 2 percent.

The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note have no impact on the Unaudited Pro Forma Condensed Consolidated Financial Information as Ferrari North Europe Limited was one of our existing subsidiaries, therefore these intercompany transactions were eliminated in the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements.

The unaudited pro forma condensed consolidated income statements include pro forma adjustments which are factually supportable and recurring in nature. The unaudited pro forma condensed consolidated statement of financial position includes pro forma adjustments for items that have a continuing impact and for non-recurring items that are factually supportable and directly attributable to the Transactions. The unaudited pro forma condensed consolidated income statements have been prepared as though the Transactions occurred on January 1, 2014. The unaudited pro forma condensed consolidated statement of financial position has been prepared as though the Transactions occurred on June 30, 2015. The Unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what our actual results of operations would have been if the Transactions had actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Consolidated Financial Information is presented for informational purposes only.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly-traded company. In particular, FCA currently provides many corporate functions on our behalf, including but not limited to, finance, legal, treasury, internal audit, investor relations, information technology and human resource activities. Our historical consolidated financial statements include expenses directly incurred by the FCA Group for the procurement of services on our behalf of €5,556 thousand for the six months ended June 30, 2015 (€10,486 thousand, for the year ended December 31, 2014) and corporate costs re-charged to the Group by FCA of €1,401 thousand for the six months ended June 30, 2015 (€2,952 thousand for the year ended December 31, 2014). These costs may not be representative of the future costs we will incur as an independent public company.

We currently estimate that the incremental costs we will incur during our transition to being a stand-alone public company will not be material. We have not adjusted the Unaudited Pro Forma Condensed Consolidated Financial Information for these costs because either (i) they are not expected to have an ongoing impact on our operating results or (ii) they would need to be estimated based on subjective judgments and assumptions, and therefore would not be factually supportable. The transition-related costs include, but are not limited to:

•	incremental finance, legal, treasury, internal audit, investor relations, information technology, human resource and Board of Directors costs relating to operating as a stand-alone public company;

•	recruiting and relocation costs associated with recruiting key corporate senior management personnel new to our company; and

•	costs to separate corporate information systems.

During the six months ended June 30, 2015, we earned interest income of €710 thousand (€2,333 thousand for the year ended December 31, 2014) on the deposits in FCA’s cash management pools and incurred financial expenses of €2,879 thousand (€6,141 thousand for the year ended December 31, 2014) on financial liabilities with FCA. These financial assets and liabilities will be settled in cash on completion of the Separation. As a result of such settlement we expect to receive cash of approximately €672 million from FCA, which will be used to partially repay the FCA Note. We have not made any adjustment to the pro forma income statement for such interest income and finance expense.

The Unaudited Pro Forma Condensed Consolidated Financial Information are subject to the assumptions and adjustments described in the accompanying notes. Management believes that these assumptions and adjustments are reasonable under these circumstances and given the information available at this time. However, these adjustments are subject to change as we and FCA finalize the terms of the Separation and the related agreements and the costs of operating as a stand-alone company are determined. The Unaudited Pro Forma Condensed Consolidated Financial Information does not reflect all of the costs of operating as a stand-alone company, including incremental finance, legal, treasury, internal audit, investor relations, information technology, human resource and other similar expenses associated with operating as a stand-alone company.

The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements appearing elsewhere in this prospectus. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our Unaudited Pro Forma Condensed Consolidated Financial Information.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

at June 30, 2015

		Unaudited Pro Forma Adjustments
	Historical	FCA Note	Intercompany Settlement	Settlement of FCA Note	Pro Forma at June 30, 2015
	(€ thousand)
		(A)	(B)	(C)
Assets
Goodwill	787,178	-	-	-	787,178
Intangible assets	282,683	-	-	-	282,683
Property, plant and equipment	588,697	-	-	-	588,697
Investments and other financial assets	48,351	-	-	-	48,351
Deferred tax assets	148,707	-	-	-	148,707

Total non-current assets	1,855,616	-	-	-	1,855,616

Inventories	352,425	-	-	-	352,425
Trade receivables	154,290	-	-	-	154,290
Receivables from financing activities	1,182,544	-	(1,340)	-	1,181,204
Current tax receivables	10,159	-	-	-	10,159
Other current assets	83,047	-	-	-	83,047
Current financial assets	6,523	-	-	-	6,523
Deposits in FCA’s cash management pools	1,098,395	-	(1,098,395)	-	-
Cash and cash equivalents	257,527	-	671,696	(671,696)	257,527

Total current assets	3,144,910	-	(428,039)	(671,696)	2,045,175

Total assets	5,000,526	-	(428,039)	(671,696)	3,900,791

Equity and liabilities
Equity attributable to owners of the parent	2,586,838	(2,800,000)	-	-	(213,162)
Non-controlling interest	12,158	-	-	-	12,158

Total equity	2,598,996	(2,800,000)	-	-	(201,004)

Employee benefits	77,500	-	-	-	77,500
Provisions	139,493	-	-	-	139,493
Deferred tax liabilities	22,713	-	-	-	22,713
Debt with FCA	428,039	2,800,000	(428,039)	(2,800,000)	-
Debt with third parties	138,639	-	-	2,128,304	2,266,943
Other liabilities	669,701	-	-	-	669,701
Other financial liabilities	165,833	-	-	-	165,833
Trade payables	577,939	-	-	-	577,939
Current tax payables	181,673	-	-	-	181,673

Total equity and liabilities	5,000,526	-	(428,039)	(671,696)	3,900,791

(A)	This adjustment reflects the residual principal amount under the FCA Note obligation of €2.8 billion incurred in connection with the Restructuring.
(B)	This adjustment reflects the anticipated settlement of deposits in FCA’s cash management pools, debt with FCA and receivables from financing activities with FCA which will be settled in cash on completion of the Separation. Trade intercompany receivables and payables will be settled in the normal course of business. The net cash of €671.7 million will be used to partially settle the residual principal amount under the FCA Note.
(C)	This adjustment reflects the anticipated settlement of the €2.8 billion FCA Note which is assumed to be repaid using the proceeds from the intercompany settlement and, for the remainder, from the issuance of new third party financing. Solely for the purposes of the preparation of the Unaudited Pro Forma Condensed Consolidated Financial Information, the net proceeds from the new third party financing are estimated to be approximately €2,128 million, based on the estimated principal amount of the new third party financing of €2,150 million, net of the estimated associated transaction costs of approximately €22 million. The estimated interest rate on the financing has been assumed to be approximately 2 percent.

Unaudited Pro Forma Condensed Consolidated Income Statement

for the six months ended June 30, 2015

		Unaudited Pro Forma Adjustments
	Historical	Settlement of FCA Note	Unaudited Pro Forma
	(€ thousand)
		(D)
Net revenues	1,386,737	-	1,386,737
Cost of sales	721,738	-	721,738
Selling, general and administrative costs	152,100	-	152,100
Research and development costs	291,106	-	291,106
Other expenses, net	3,788	-	3,788

EBIT	218,005	-	218,005
Net financial (expenses)/income	(5,962)	(23,670)	(29,632)

Profit before taxes	212,043	(23,670)	188,373
Income tax expense	71,064	(6,509)	64,555

Net profit	140,979	(17,161)	123,818

Net profit attributable to:
Owners of the parent	139,634	(17,161)	122,473
Non-controlling interests	1,345	-	1,345
Basic and diluted earnings per common share (in €)(E)	0.74		0.65

(D)	This adjustment reflects:

•	the additional finance expense which we expect to incur on the issuance of approximately €2,150 million of new third party financing in connection with the settlement of the FCA Note. As previously explained, solely for the purposes of the preparation of the Unaudited Condensed Consolidated Pro Forma Financial Information, we have estimated the interest rate on the borrowings to be approximately 2 percent and the associated estimated transaction costs to be €22 million. The transaction costs are assumed to be amortized over 5 years. Interest expense may be higher or lower depending on the actual interest rate of the borrowings that we enter into. A 10 basis points change to the annual interest rate would change interest expense by approximately €2.2 million on an annual basis.

•	the tax effect on such adjustment has been calculated using the statutory tax rate of 27.5 percent that would be applicable to the entity incurring the debt.

(E)	Our historical and pro forma earnings per share and pro forma weighted average shares outstanding are based on our post transaction capital structure, as a result of which we will have 188,921,600 common shares outstanding.

Unaudited Pro Forma Condensed Consolidated Income Statement

for the year ended December 31, 2014

		Unaudited Pro Forma Adjustments
	Historical	Settlement of FCA Note	Unaudited Pro Forma
	(€ thousand)
		(D)
Net revenues	2,762,360	-	2,762,360
Cost of sales	1,505,889	-	1,505,889
Selling, general and administrative costs	300,090	-	300,090
Research and development costs	540,833	-	540,833
Other expenses, net	26,080	-	26,080

EBIT	389,468	-	389,468
Net financial (expenses)/income	8,765	(47,339)	(38,574)

Profit before taxes	398,233	(47,339)	350,894
Income tax expense	133,218	(13,018)	120,200

Net profit	265,015	(34,321)	230,694

Net profit attributable to:
Owners of the parent	261,371	(34,321)	227,050
Non-controlling interests	3,644	-	3,644
Basic and diluted earnings per common share (in €)(E)	1.38		1.20

(D)	This adjustment reflects:

•	the additional finance expense which we expect to incur on the issuance of approximately €2,150 million of new third party financing in connection with the settlement of the FCA Note. As previously explained, solely for the purposes of the preparation of the Unaudited Condensed Consolidated Pro Forma Financial Information, we have estimated the interest rate on the borrowings to be approximately 2 percent and the associated estimated transaction costs to be €22 million. The transaction costs are assumed to be amortized over 5 years. Interest expense may be higher or lower depending on the actual interest rate of the borrowings that we enter into. A 10 basis points change to the annual interest rate would change interest expense by approximately €2.2 million on an annual basis.

•	the tax effect on such adjustment has been calculated using the statutory tax rate of 27.5 percent that would be applicable to the entity incurring the debt.

(E)	Our historical and pro forma earnings per share and pro forma weighted average shares outstanding are based on our post transaction capital structure, as a result of which we will have 188,921,600 common shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the information included under “Business,” “Selected Historical Consolidated Financial and Other Data,” the Annual Consolidated Financial Statements, the Interim Condensed Consolidated Financial Statements and the Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Statements Concerning Forward—Looking Statements” and “Risk Factors.” Actual results may differ materially from those contained in any forward looking statements. Unless otherwise indicated or the context otherwise requires, references to “we,” “our,” “us,” “the Group” and the “Company” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” refer to Ferrari.

Overview

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes luxury, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles, including most recently the Constructor World title in 2008. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 182 authorized dealers operating 204 points of sale.

We believe our cars are the epitome of performance, luxury and styling. We currently sell nine models, including seven sports cars (458 Italia, 488 GTB, 458 Spider, 488 Spider, F12berlinetta and our special series 458 Speciale and 458 Speciale A) and two GT cars (California T and FF). In March 2015, we launched the 488 GTB, which is replacing the 458 Italia and, in September 2015, we launched the 488 Spider, our latest sports car, which is replacing the 458 Spider. We expect to gradually replace our 458 models with successor 488 models during 2015 and the next several years. We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.

In 2014, we shipped 7,255 cars, and recorded net revenues of €2,762 million, net profit of €265 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €693 million and earnings before interest and taxes (EBIT) of €389 million. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures-EBITDA and Adjusted EBITDA.”

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and deliberately monitor and maintain our production volumes and delivery wait-times to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 45 percent, 34 percent, nine percent and 12 percent of units shipped in 2014. In recent years we have allocated a higher proportion of shipments to the Middle East and Greater China and, to a lesser extent, the Americas and a lower proportion to Europe, reflecting changes in relative demand as part of our strategy to manage waiting lists and maintain product exclusivity.

We license the Ferrari brand to a select number of producers and retailers of luxury and lifestyle goods, and we sell Ferrari-branded merchandise through a network of 20 franchised and 12 owned Ferrari stores and on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 425 million television viewers annually. Although our most recent Formula 1 world title was seven years ago, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Key Factors Affecting Results

Shipments. Our results of operations depend on the achievement of shipment targets established in our budgets and business plans. One of the performance indicators we monitor is shipment volumes, which represent the number of cars we ship to third parties in a given period and which drive net revenues. We recognize revenues from car shipments once it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to our dealers, the sales price is agreed or determinable and collectability is reasonably assured; this generally corresponds to the date on which the cars are released to the carrier responsible for transporting them to dealers.

In general, our shipments do not vary based on changes in demand. Rather, we tend to ship based on volume targets established under our low volume strategy. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate to respond appropriately to relative levels of demand while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted our products’ sense of exclusivity; accordingly we monitor and manage such waiting lists to maintain such exclusivity while ensuring that we do not jeopardize client satisfaction.

Prior to 2013, our production volumes were determined by plant capacity and as a result of increases in productivity, shipments increased each year from 2010 to 2012. In the year ended December 31, 2012, we shipped 7,405 units, representing a record year. In May 2013, we announced our decision to limit the number of cars sold, to approximately 7,000 per year in order to maintain a reputation of exclusivity among purchasers of our cars. Our strategic business plan reflects a continuation of the low volume strategy, while responding to growing demand in emerging markets and from demographic changes as the size and spending capacity of our target clients grows, gradually increasing shipments to approximately 9,000 units per year by 2019.

The following table sets forth our shipments by geographic location:

(Number of cars and % of total cars)	For the six months ended June 30,				For the years ended December 31,
	2015	%	2014	%	2014	%	2013	%	2012	%
EMEA
UK	456	12.3%	408	11.1%	705	9.7%	686	9.8%	686	9.3%
Germany	214	5.8%	353	9.6%	616	8.5%	659	9.4%	755	10.2%
Switzerland	155	4.2%	181	4.9%	332	4.6%	350	5.0%	366	4.9%
Italy	139	3.8%	132	3.6%	243	3.3%	206	2.9%	318	4.3%
France	129	3.5%	138	3.8%	253	3.5%	273	3.9%	330	4.5%
Middle East(1)	185	5.0%	232	6.3%	521	7.2%	472	6.7%	423	5.7%
Rest of EMEA(2)	320	8.7%	349	9.5%	604	8.3%	663	9.5%	825	11.1%

Total EMEA	1,598	43.3%	1,793	48.8%	3,274	45.1%	3,309	47.3%	3,703	50.0%

Americas(3)	1,287	34.8%	1,199	32.7%	2,462	33.9%	2,382	34.0%	2,208	29.8%
Greater China(4)	261	7.1%	289	7.9%	675	9.3%	572	8.2%	789	10.7%
Rest of APAC(5)	548	14.8%	387	10.6%	844	11.7%	737	10.5%	705	9.5%

Total	3,694	100.0%	3,668	100.0%	7,255	100.0%	7,000	100.0%	7,405	100.0%

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)	Rest of EMEA includes Africa and the other European markets not separately identified.
(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)	Greater China includes China, Hong Kong and Taiwan.
(5)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets in Asia, particularly China and the Middle East. For example, in 1993, 90 percent of our cars were sold in Italy, Germany and the United States; those markets now represent less than half of our unit shipments. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets.

Research, Development and Product Lifecycle. The design and development process for a new model currently takes approximately 40 months (approximately 33 months for modified, or “M” versions of existing models, depending on the modifications), measured from the beginning of the development project to the start of production. The first stage of the product development phase is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for developments for car project production and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38—Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.

We also incur research and development expenses in connection with Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing car, we seek to transfer these components and technologies, where appropriate, for use in our new models. Technological developments and changes in the regulations of the Formula 1 World Championship lead us to design, develop and construct a new racing car each year. Such costs are expensed in the income statement as incurred and classified as research and development costs. Research and development costs for Formula 1 activities can vary from year to year, often significantly, and may be difficult to predict because they are subject, among other things, to changes in race regulations and the need to respond to our car’s performance relative to other racing teams.

For the six months ended June 30, 2015, we capitalized development costs of €75 million and recognized amortization of capitalized development costs of €56 million (compared to €67 million and €62 million for the six months ended June 30, 2014). For the year ended December 31, 2014, we capitalized development costs of €145 million, and recognized amortization of capitalized development costs of €125 million (compared to €93 million and €120 million, respectively, for the year ended December 31, 2013, and €84 million and €98 million, respectively, for the year ended December 31, 2012).

For the six months ended June 30, 2015, we expensed research and development costs of €235 million (€214 million for the six months ended June 30, 2014). For the year ended December 31, 2014, we expensed research and development costs of €415 million (€359 million for 2013 and €333 million for 2012).

Our results of operations are dependent on the comparative success of our product offering from period to period. Our models typically have a lifecycle of four to five years. After the fourth or fifth year, a significantly modified version is released. While the modified version may be based on the same platform as its predecessor, the increased technological content of the car, new design and other novel features lead us to consider the model as a new car. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, electronic and mechanical components. Of the total research and development costs for the six months ended June 30, 2015, which were not eligible for capitalization, and as such were expensed, €10 million related to research on components (€9 million for the six months ended June 30, 2014). Of the 2014 total research and development costs, which were not eligible for capitalization, and as such were expensed, €20 million related to the research on components (€20 million for 2013 and €16 million for 2012). For the six months ended June 30, 2015, we capitalized development costs relating to components of €4 million (€4 million for the six months ended June 30, 2014). In 2014, we capitalized development costs relating to components of €15 million (nil for 2013 and 2012). Our new and modified models generally include new technology content, part of which is related to the output from the component research and development efforts. Our continued focus on component development has the objective of reducing the costs to develop new and modified models.

Demand for our cars tends to be highest in the first year or two from a car’s launch, while in the latter two years demand is generally lower as our clients tend to focus on more recently introduced cars. We believe that our relatively short and predictable lifecycle supports both new car sales and the value of existing models both in the primary and resale markets. We also believe that this lifecycle ensures that our products remain responsive to the expectations of our clients. With the exception of the years in which we renew our product range, our research and development expenditure (excluding Formula 1 research and development) does not normally fluctuate significantly from period to period. As a result of our strategy to update our product range, we expect research and development expenditure to peak in 2015 and in any future years in which we have significant renewals of the product range.

Car Profitability. The relative profitability of the cars we sell tends to vary depending on a number of factors including engine size, exclusivity of the offering, content of the car and the geographic market in which it is sold. Our products equipped with V12 engines have historically commanded a higher price, and have therefore been more profitable than those equipped with the V8 engine. At June 30, 2015 our V12 product offering included the LaFerrari, the F12berlinetta and the FF, our current V8 product offering includes the 458 Italia, the 458 Spider, the 458 Speciale and the 458 Speciale Aperta (also referred to as 458 Speciale A) (both of which we refer to as the 458 VS), 488 GTB and the California T. Our total shipments (excluding LaFerrari shipments) represented by V12 models increased from 20.6 percent in 2012 to 26.0 percent in 2013, driven by an increase in shipments of the F12berlinetta, then decreased to 24.3 percent in 2014, primarily driven by an increase in V8 model shipments. Our total shipments (excluding shipments of LaFerrari and the FXX K, a special racing car that may only be used on track, deliveries of which started in the second quarter of 2015) represented by V12 models decreased from 29.2 percent for the six months ended June 30, 2014 to 19.2 percent in for the six months ended June 30, 2015, mainly driven by a decrease in shipments of the F12berlinetta. Our recent trend towards a relatively higher proportion of shipments of V8 model sales as compared to V12 models is expected to continue over the next few years based on our current and expected product offerings and anticipated growth plans, and is consistent with industry trends toward cars with smaller displacement and more fuel efficient engines, even among high performance cars.

The exclusivity of a particular product offering is also a relevant factor in its profitability. For example, in November 2013, we launched the LaFerrari, our latest limited edition supercar, which was planned for a total production run of only 499 units. In light of the exclusivity of the offering, along with the “supercar” advanced technological and design content, LaFerrari has a sales price in excess of €1 million, which is much higher than other models in the Ferrari product range. Therefore, our 2014 and 2015 net revenues have benefited significantly from shipments of LaFerrari. We expect to complete the production run of the LaFerrari in early 2016. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models (which include Sports and GT models, V8 and V12 models and represent the core of our product offering) and special series cars. Similarly, our limited edition cars which we launch from time to time are typically sold at a significantly higher price point than our range models and therefore they benefit our results in the periods in which they are sold.

We seek to increase over time the average price point of our range models and special series by continually improving performance, technology and other features, and by leveraging the scarcity value resulting from our low volume strategy. Furthermore, the content of the cars we sell can be customized through our interior and exterior personalization program, which can be further enhanced through bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate a margin on each additional option selected by the client.

Maserati Engine Volumes. In 2011, we began producing a new family of V6 engines for Maserati for use in their cars. The net revenues associated with sales of these engines correspond directly to Maserati production volumes. In order to meet our obligations under our agreement with Maserati, we constructed a new production line dedicated to the Maserati V6 engine, which was funded by Maserati.

Net revenues generated from the Maserati engine shipments decreased from €121 million for the six months ended June 30, 2014, to €98 million for the six months ended June 30, 2015, primarily driven by a 20.9 percent decrease in the number of engines shipped. This reduction followed an extended period in which net revenues from Maserati engines increased significantly. Net revenues generated from the Maserati engine shipments increased from €50 million for 2012, to €163 million for 2013 and €251 million for 2014, primarily driven by a 242.4 percent and 70.4 percent increase in the number of engines shipped from 2012 to 2013 and from 2013 to 2014, respectively. The Separation has no impact on our contract with Maserati.

Cost of Sales. Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including engines rented to other Formula 1 racing teams. Costs of materials, components and labor are the most significant elements of our cost of sales. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty, maintenance and product-related costs, which are estimated and recorded at the time of shipment of the car. Expenses that are directly attributable to our financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are also reported in cost of sales.

We purchase a variety of components (including mechanical, steel, aluminum, electrical and electronic, plastic components as well as casting and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs of utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in cost of sales are primarily related to the number of cars we produce and sell along with shifts in car mix, as newer models generally have more technologically advanced components and enhancements and therefore higher costs per unit. Supercars and limited edition cars (fuoriserie) also tend to have higher costs per unit but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected, to a lesser extent, by fluctuations of certain raw material prices, although, we typically seek to manage these costs and minimize their volatility through the use of fixed price long-term purchase contracts.

In recent years, management has made efforts to achieve technical and commercial efficiencies. In particular, commercial efficiencies have been achieved through negotiating discounts where appropriate and entering into long-term contracts with suppliers, who commit upfront to passing on to us a portion of the efficiencies they achieve in performing our supply contract. Furthermore, efforts are made to award new business to existing suppliers, in order to negotiate favorable pricing. Technical efficiencies include efforts made to produce components using innovative, less expensive materials without compromising the components’ performance. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with solutions that they have developed.

As cost of sales also includes the depreciation of plant and equipment, cost of sales are affected by product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of a certain model.

Effects of Foreign Currency Exchange Rates. We are affected by fluctuations in foreign currency exchange rates (i) through translation of foreign currency financial statements into Euro in consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.

Translation impacts arise in preparation of the consolidated financial statements; in particular, we present our consolidated financial statements in Euro, while the functional currency of each of our subsidiaries depends on the primary economic environment of that entity. In preparing the consolidated financial statements, we translate assets and liabilities measured in the functional currency of the subsidiaries into Euro using the foreign currency exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average foreign currency exchange rates for the period covered. Accordingly, fluctuations in the foreign currency exchange rate of the functional currencies of our entities against the Euro impacts our results of operations.

Transaction impacts arise when our entities conduct transactions in currencies other than their own functional currency. We are therefore exposed to foreign currency risks in connection with scheduled payments and receipts in multiple currencies.

Our costs are primarily denominated in Euro, while our net revenues may be denominated in Euro, U.S. Dollars, Japanese Yen, Chinese Yuan or other currencies. In general, for the unhedged portion of our net revenues, an appreciation of the U.S. Dollar against the Euro would positively impact our net revenues and results of operations.

As part of the FCA Group, we have applied the FCA Group policy, which contemplates the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for. Accordingly, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates.

Regulation. We ship our cars throughout the world and are therefore subject to a variety of laws and regulations. These laws regulate our cars, including their emissions, fuel consumption and safety, and our manufacturing facilities. As we are currently a small volume manufacturer, in certain jurisdictions we benefit from certain regulatory exemptions, including less stringent emissions caps. Developing, engineering and producing cars which meet the regulatory requirements, and can therefore be sold in the relevant markets, requires a significant expenditure of resources.

Critical Accounting Estimates

The Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the consolidated income statement in the period in which the adjustment is made, or prospectively in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.

Allowance for doubtful accounts

The allowances for doubtful accounts reflect management’s estimate of losses inherent in the dealer and end-client credit portfolio. The allowances for doubtful accounts are based on management’s estimation of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, write-offs and collections, and careful monitoring of portfolio credit quality.

At December 31, 2014, the Group had gross receivables from financing activities of €1,238 million (€873 million at December 31, 2013) and allowances for doubtful accounts of €14 million at December 31, 2014 or 1.1 percent of the gross balance (€10 million at December 31, 2013, or 1.2 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €7 million for the year ended December 31, 2014 (€4 million for the year ended December 31, 2013 and €8 million for year ended December 31, 2012).

At December 31, 2014, the Group had gross trade receivables of €198 million (€236 million at December 31, 2013) and allowances for doubtful accounts of €15 million, or 7.4 percent of the gross trade receivables balance (€30 million at December 31, 2013, or 12.8 percent of the gross trade receivables balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €6 million for the year ended December 31, 2014 (€11 million for the year ended December 31, 2013 and €10 million for year ended December 31, 2012).

Should economic conditions worsen resulting in an increase in default risk, or if other circumstances arise, the estimates of the recoverability of amounts due to the Group could be overstated and additional allowances could be required, which could have an adverse impact on the Group’s results.

Recoverability of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment and intangible assets. Intangible assets with definite useful lives mainly consist of capitalized development costs.

The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

For the period covered by the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements, the Group has not recognized any impairment charges for non-current assets with definite useful lives.

Recoverability of goodwill

In accordance with IAS 36—Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

As the Group is composed of one operating segment, goodwill is tested at the Group level which represents the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill and capitalized development costs) and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.

Development costs

Development costs are capitalized if the conditions under IAS 38—Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to the Group’s established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.

The amortization of development costs requires management to estimate the lifecycle of the related model. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related model and, if applicable, any expected residual value at the end of its life. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement.

The useful lives and residual values of the Group’s models are determined by management at the time of capitalization and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life, such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Group’s amortization charge.

For the year ended December 31, 2014, the Group capitalized development costs of €145 million (€93 million for the year ended December 31, 2013).

Product warranties and liabilities

The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term, which is generally defined by the legislation in the country where the car is sold. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each car line and each model year of that car line, as well as historical claims experience for the Group’s cars. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.

The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for the Group’s cars. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.

In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. Costs associated with these provisions are recorded in the consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.

Other contingent liabilities

The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. The Group monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters.

Litigation

Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued.

It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.

The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position.

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Net Cash/(Net Debt) and Free Cash Flow, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
	2015	2014	2015	2014	2014	2013	2012
	(€ million)
Net profit	76	74	141	128	265	246	233
Income tax expense	38	32	71	59	133	120	101
Net financial expenses/(income)	8	(1)	6	(2)	(9)	(2)	1
Amortization and depreciation	70	72	130	140	289	270	238

EBITDA	192	177	348	325	678	634	573

Expense related to the resignation of the former Chairman	-	-	-	-	15	-	-
Expenses incurred in relation to the IPO	2	-	6	-	-	-	-

Adjusted EBITDA	194	177	354	325	693	634	573

Adjusted EBIT

Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012.

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
	2015	2014	2015	2014	2014	2013	2012
	(€ million)
EBIT	122	105	218	185	389	364	335
Expense related to the resignation of the former Chairman	-	-	-	-	15	-	-
Expenses incurred in relation to the IPO	2	-	6	-	-	-	-

Adjusted EBIT	124	105	224	185	404	364	335

Net Cash/(Net Debt)

Net Cash /(Net Debt) is the primary measure used by management to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Cash/(Net Debt) at June 30, 2015, December 31, 2014 and 2013, using information derived from our consolidated statement of financial position and on a pro forma basis at June 30, 2015, using information derived from our unaudited pro forma condensed consolidated statement of financial position, each included elsewhere in this prospectus.

	At June 30,		At December 31,
	2015	2015	2014	2013
	(Pro Forma)	(Historical)	(Historical)	(Historical)
	(€ million)
Cash and cash equivalents	258	258	134	114
Deposits in FCA Group cash management pools	-	1,098	942	684
Financial liabilities with FCA Group	-	(428)	(379)	(242)
Financial liabilities with third parties	(2,267)	(139)	(131)	(76)

Total Net Cash/(Net Debt)	(2,009)	789	566	480

Free Cash Flow

Free Cash Flow is one of management’s primary key performance indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012 using information derived from our consolidated statement of cash flows:

	For the six months ended June 30,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(€ million)
Cash flows from operating activities	416	262	426	454	463
Cash flows used in investing activities	(152)	(128)	(290)	(267)	(258)

Free Cash Flow	264	134	136	187	205

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 2 “Significant Accounting Policies” to the Annual Consolidated Financial Statements and Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, both included in this prospectus, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. For example, if a U.S. entity with U.S. Dollar functional currency recorded net revenues of U.S. $100 million for 2013 and 2012, we would have reported €75 million in net revenues for 2013 (using the 2013 average exchange rate of 1.3279) or a €3 million decrease over the €78 million reported for 2012 (using the 2012 average exchange rate of 1.2848). The constant currency presentation would translate the 2013 net revenues using the 2012 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged year-on-year. Similarly, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the six months ended June 30, 2015 and 2014, we would have reported €90 million in net revenues (using the six months ended June 30, 2015 average exchange rate of 1.1155) or a €17 million increase over the €73 million reported for the six months ended June 30, 2014 (using the six months ended June 30, 2014 average exchange rate of 1.3705). The constant currency presentation would translate the six months ended June 30, 2015 net revenues using the six months ended June 30, 2014 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period.

Results of Operations

Three months ended June 30, 2015 compared to three months ended June 30, 2014

The following is a discussion of the results of operations for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended June 30,
	2015	Percentage of net revenues	2014	Percentage of net revenues
	(€ million, except percentages)
Net revenues	766	100.0%	729	100.0%
Cost of sales	416	54.3%	408	56.0%
Selling, general and administrative costs	87	11.4%	77	10.6%
Research and development costs	137	17.9%	132	18.1%
Other expenses, net	4	0.5%	7	1.0%

EBIT	122	15.9%	105	14.4%
Net financial (expenses)/income	(8)	(1.0)%	1	0.1%

Profit before taxes	114	14.9%	106	14.5%
Income tax expense	38	5.0%	32	4.4%

Net profit	76	9.9%	74	10.2%

Net revenues

	For the three months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cars and spare parts(1)	579	75.6%	526	72.2%	53	10.1%
Engines(2)	57	7.4%	75	10.3%	(18)	(24.0)%
Sponsorship, commercial and brand(3)	103	13.4%	105	14.4%	(2)	(1.9)%
Other(4)	27	3.6%	23	3.1%	4	17.4%

Total net revenues	766	100.0%	729	100.0%	37	5.1%

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.
(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)	Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended June 30, 2015 were €766 million, an increase of €37 million, or 5.1 percent (a decrease of 3.0 percent on a constant currency basis), from €729 million for the three months ended June 30, 2014.

Cars and spare parts

Net revenues generated from cars and spare parts were €579 million for the three months ended June 30, 2015, an increase of €53 million, or 10.1 percent, from €526 million for the three months ended June 30, 2014. The increase was attributable to a €48 million increase in net revenues from supercars and limited edition cars, driven by higher shipments of LaFerrari and the FXX K in the three months ended June 30, 2015 as compared to the three months ended June 30, 2014, and a €5 million increase in net revenues from range and special series cars and spare parts.

The €48 million increase in net revenues from supercars and limited edition cars, which was driven by increased shipments of the LaFerrari and the FXX K, was composed of (i) a €56 million increase in Americas net revenues and (ii) a €5 million increase in Rest of APAC net revenues, which was partially offset by (iii) a €12 million decrease in EMEA net revenues and (iv) a €1 million decrease in Greater China net revenues.

The €5 million increase in net revenues from range and special series cars and spare parts was driven by a 5.7 percent increase in shipments, which was partially offset by an unfavorable shift in mix. In particular, the proportion of V12 models shipped decreased from 26.3 percent for the three months ended June 30, 2014, to 19.4 percent for the three months ended June 30, 2015, and was primarily driven by a 25.2 percent decrease in shipments of the F12berlinetta, in part attributable to the fact that the model has been on the market since 2012, and clients tend to focus on more recently introduced cars. Shipments of V8 models increased by 15.5 percent, primarily as a result of achieving full production of the California T partially offset by decreases in shipments of the 458 Italia and 458 Spider, which are being phased out during 2015.

The €5 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €47 million increase in Americas net revenues, and (ii) a €36 million increase in Rest of APAC net revenues, which were partially offset by (iii) a €59 million decrease in EMEA net revenues, and (iv) a €19 million decrease in Greater China net revenues.

The €47 million increase in Americas net revenues was primarily attributable to (i) an 11.9 percent increase in shipments, driven primarily by increases in shipments of the California T and 458 Italia, partially offset by decreases in shipments of the 458 Spider, and (ii) favorable foreign exchange impact, which was driven by the weakening of the Euro against the U.S. Dollar.

The €36 million increase in Rest of APAC net revenues was attributable to an increase of €32 million in Japan net revenues and an increase of €7 million in Australia net revenues, which were partially offset by a decrease of €3 million in other APAC net revenues. The €32 million increase in Japan net revenues was driven by a 210.9 percent increase in shipments, primarily driven by the 458 VS and California T. The €7 million increase in Australia net revenues was driven by a 63.9 percent increase in shipments while the decrease of €3 million in other APAC net revenues was driven by a 23.1 percent decrease in shipments.

The €59 million decrease in EMEA net revenues was primarily attributable to decreases in volumes, driven by decreases in shipments of the 458 Italia and 458 Spider, which are being phased out during 2015. In particular shipments decreased by 36.8 percent in the Middle East, 35.0 percent in Germany and 9.5 percent in Switzerland.

The €19 million decrease in Greater China net revenues was attributable to a decrease of €19 million in mainland China net revenues driven by (i) unfavorable volume impact of €18 million due to decreases in shipments of the 458 Italia and 458 Spider, which were only partially offset by an increase in shipments of the California T, (ii) unfavorable mix impact of €4 million and (iii) a €5 million decrease in net revenues generated by our personalization program. Such decreases were partially offset by a favorable foreign exchange impact of €8 million.

Engines

Net revenues generated from engines were €57 million for the three months ended June 30, 2015, a decrease of €18 million, or 24.0 percent, from €75 million for the three months ended June 30, 2014. The €18 million decrease was attributable to a €15 million decrease in net revenues generated from the sale of engines to Maserati, primarily driven by a 26.9 percent decrease in the volume of engines shipped to Maserati, and an €3 million decrease in net revenues generated from the rental of power units to other Formula 1 teams.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were substantially unchanged, amounting to €103 million for the three months ended June 30, 2015, as compared to €105 million for the three months ended June 30, 2014.

Other

Other net revenues were €27 million for the three months ended June 30, 2015, an increase of €4 million, or 17.4 percent, from €23 million for the three months ended June 30, 2014.

Cost of sales

	For the three months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cost of sales	416	54.3%	408	56.0%	8	2.0%

Cost of sales for the three months ended June 30, 2015, was €416 million, an increase of €8 million, or 2.0 percent, from €408 million for the three months ended June 30, 2014. As a percentage of net revenues, cost of sales was 54.3 percent in the three months ended June 30, 2015, compared to 56.0 percent for the three months ended June 30, 2014.

The increase in cost of sales was attributable to the combination of (i) increased costs of €16 million, driven by an increase in volumes and the personalization program, (ii) unfavorable foreign currency impact of €6 million, and (iii) increased costs of €1 million due to changes in product mix, partially offset by (iv) decreased costs of €14 million, mainly related to lower Maserati engine sales volumes and (v) a decrease in depreciation and amortization of €1 million.

The €16 million increase in cost of sales due to volumes and the personalization program was attributable to a 5.7 percent increase in shipments of range and special series cars. In particular, the increase in shipments was driven by the California T and 458 VS. The €6 million unfavorable foreign currency translation impact was mainly attributable to the weakening of the Euro against the U.S. Dollar. The €1 million increase in cost of sales driven by product mix was mainly due to an increase in LaFerrari and FXX K shipments, which was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit. The €14 million decrease in cost of sales related to the sale of engines to Maserati was driven by the 26.9 percent decrease in Maserati engine volumes for the three months ended June 30, 2015 compared to the three months ended June 30, 2014.

The decrease in cost of sales as a percentage of net revenues was driven by a decrease in Maserati engine shipments as Maserati engines generate lower margins than we earn from the sale of cars.

Selling, general and administrative costs

	For the three months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Selling, general and administrative costs	87	11.4%	77	10.6%	10	13.0%

Selling, general and administrative costs for the three months ended June 30, 2015 were €87 million, an increase of €10 million, or 13.0 percent, from €77 million for the three months ended June 30, 2014. As a percentage of net revenues, selling, general and administrative costs were 11.4 percent in the three months ended June 30, 2015, compared to 10.6 percent for the three months ended June 30, 2014.

The increase in selling, general and administrative costs was attributable to (i) an increase in the allowance for doubtful accounts of €3 million, primarily related to a commercial partner of the Formula 1 activities, (ii) consultancy costs incurred in relation to the initial public offering amounting to €2 million, (iii) an increase in selling costs of €2 million driven by new Ferrari store openings and the launch of the 488 GTB, (iv) an unfavorable foreign currency exchange impact of €2 million and (v) an increase in personnel costs of €1 million.

Research and development costs

	For the three months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Amortization of capitalized development costs	31	4.1%	32	4.4%	(1)	(3.1)%
Research and development costs expensed during the period	106	13.8%	100	13.7%	6	6.0%

Research and development costs	137	17.9%	132	18.1%	5	3.8%

Research and development costs for the three months ended June 30, 2015 were €137 million, an increase of €5 million, or 3.8 percent, from €132 million for the three months ended June 30, 2014. As a percentage of net revenues, research and development costs were 17.9 percent for the three months ended June 30, 2015, compared to 18.1 percent for the three months ended June 30, 2014.

The increase in research and development costs expensed during the period of €6 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects, partially offset by a decrease of €1 million in the amortization of capitalized development costs mainly related to GT models nearing the end of their planned lifecycle.

Other expenses, net

	For the three months ended June 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Other expenses, net	4	7	(3) (42.9)%

For the three months ended June 30, 2015, other expenses, net included other expenses of €10 million, mainly composed of €3 million related to provisions and €7 million related to miscellaneous expenses, partially offset by other income of €6 million, including €2 million related to rental income and €4 million related to miscellaneous income.

For the three months ended June 30, 2014, other expenses, net included other expenses of €17 million, mainly composed of €5 million related to provisions and €12 million related to miscellaneous expenses, partially offset by other income of €10 million, including €2 million related to rental income and €8 million related to miscellaneous income.

EBIT

	For the three months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
EBIT	122	15.9%	105	14.4%	17	16.2%

EBIT for the three months ended June 30, 2015 was €122 million, an increase of €17 million, or 16.2 percent, from €105 million for the three months ended June 30, 2014.

The increase in EBIT was due to (i) favorable volume impact of €9 million, (ii) favorable mix impact of €5 million, (iii) favorable foreign currency exchange impact of €14 million, and (iv) decreases in costs related to supporting activities and financial services of €4 million, which were partially offset by (v) an increase in selling, general and administrative costs of €10 million and (vi) an increase in research and development costs of €5 million.

The positive volume impact of €9 million was driven by a 5.7 percent increase in shipments of range and special series cars, primarily driven by the 458 VS and California T, as well as positive impact from the personalization program. The positive mix impact of €5 million was primarily driven by an increase in shipments of the LaFerrari and the FXX K, partially offset by an increase in the proportion of total shipments represented by V8 models. The positive foreign currency exchange impact was primarily driven by the strengthening of the U.S. Dollar and Pound Sterling against the Euro, partially offset by the weakening of the Japanese Yen.

As a percentage of net revenues, EBIT increased from 14.4 percent for the three months ended June 30, 2014 to 15.9 percent for the three months ended June 30, 2015, mainly due to cost of sales, which as a percentage of net revenues was 54.3 percent in the three months ended June 30, 2015, compared to 56.0 percent in the three months ended June 30, 2014.

Net financial (expenses)/income

	For the three months ended June 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Net financial (expenses)/income	(8)	1	n.m.	n.m.

Net financial expenses for the three months ended June 30, 2015 was €8 million compared to net financial income of €1 million for the three months ended June 30, 2014.

The variation in net financial (expenses)/income was driven by an increase in financial expenses mainly related to foreign exchange losses.

Income tax expense

	For the three months ended June 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Income tax expense	38	32	6	18.8%

Income tax expense for the three months ended June 30, 2015 was €38 million, an increase of €6 million, or 18.8 percent, from €32 million for the three months ended June 30, 2014. The increase in income tax expense was primarily due to an increase in profit before taxes from €106 million for the three months ended June 30, 2014 to €114 million for the three months ended June 30, 2015. The effective tax rate net of Italian Regional Income Tax (“IRAP”) was 28.3 percent for the three months ended June 30, 2015, compared to 24.2 percent for the three months ended June 30, 2014.

Six months ended June 30, 2015 compared to six months ended June 30, 2014

The following is a discussion of the results of operations for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the six months ended June 30,
	2015	Percentage of net revenues	2014	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,387	100.0%	1,349	100.0%
Cost of sales	722	52.1%	738	54.7%
Selling, general and administrative costs	152	11.0%	143	10.6%
Research and development costs	291	21.0%	276	20.5%
Other expenses, net	4	0.3%	7	0.5%

EBIT	218	15.7%	185	13.7%
Net financial (expenses)/income	(6)	(0.4)%	2	0.1%

Profit before taxes	212	15.3%	187	13.9%
Income tax expense	71	5.1%	59	4.4%

Net profit	141	10.2%	128	9.5%

Net revenues

	For the six months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cars and spare parts(1)	1,008	72.7%	950	70.4%	58	6.1%
Engines(2)	121	8.7%	152	11.3%	(31)	(20.4)%
Sponsorship, commercial and brand(3)	212	15.3%	206	15.3%	6	2.9%
Other(4)	46	3.3%	41	3.0%	5	12.2%

Total net revenues	1,387	100.0%	1,349	100.0%	38	2.8%

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.
(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)	Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the six months ended June 30, 2015 were €1,387 million, an increase of €38 million, or 2.8 percent (a decrease of 4.3 percent on a constant currency basis), from €1,349 million for the six months ended June 30, 2014.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,008 million for the six months ended June 30, 2015, an increase of €58 million, or 6.1 percent, from €950 million for the six months ended June 30, 2014. The increase was attributable to a €95 million increase in net revenues from supercars and limited edition cars, driven by higher shipments of the LaFerrari and the FXX K for the six months ended June 30, 2015, as compared to the six months ended June 30, 2014, which was partially offset by a €37 million decrease in net revenues from range and special series cars and spare parts, driven by the combination of lower shipments and an unfavorable shift in mix towards relatively more V8 models and fewer V12 models.

The €95 million increase in net revenues from supercars and limited edition cars was composed of (i) a €92 million increase in Americas net revenues and (ii) a €16 million increase in Rest of APAC net revenues, which were partially offset by (iii) a €12 million decrease in EMEA net revenues and (iv) a €1 million decrease in Greater China net revenues.

The €37 million decrease in net revenues from range and special series cars was primarily driven by an unfavorable shift in mix. In particular, the proportion of V12 models shipped decreased from 29.2 percent for the six months ended June 30, 2014 to 19.2 percent for the six months ended June 30, 2015, and was primarily driven by a 38.7 percent decrease in shipments of the F12berlinetta, in part attributable to the fact that the model has been on the market since 2012, and clients tend to focus on more recently introduced cars. Shipments of V8 models increased by 13.0 percent, principally as a result of achieving full production of the California T, partially offset by decreases in shipments of the 458 Italia and 458 Spider, which are being phased out during 2015.

The €37 million decrease in net revenues from range and special series cars and spare parts was composed of (i) a €104 million decrease in EMEA net revenues and (ii) an €18 million decrease in Greater China net revenues, which were partially offset by (iii) a €52 million increase in Americas net revenues and (iv) a €33 million increase in Rest of APAC net revenues.

The €104 million decrease in EMEA net revenues was primarily attributable to decreases in volumes, driven by decreases in shipments of the 458 Italia and 458 Spider, which are being phased out during 2015. In particular, shipments decreased by 38.6 percent in Germany, 17.4 percent in the Middle East, 13.7 percent in Switzerland and 4.6 percent in France.

The €18 million decrease in Greater China net revenues was primarily attributable to a decrease of €26 million in mainland China net revenues, driven by (i) unfavorable volume impact of €23 million as a result of a 29.3 percent decrease in shipments, (ii) unfavorable mix impact of €8 million and (iii) a €7 million decrease in net revenues from our personalization program and the sale of spare parts. Such decreases were partially offset by favorable foreign exchange impact of €12 million.

The €52 million increase in Americas net revenues was primarily attributable to favorable foreign exchange fluctuations, which was driven by the weakening of the Euro against the U.S. Dollar. This increase was partially offset by unfavorable mix impact and a decrease in net revenues from our personalization program and the sale of spare parts.

The €33 million increase in Rest of APAC net revenues was attributable to an increase of €27 million in Japan net revenues and an increase of €12 million in Australia net revenues, which were partially offset by a decrease of €6 million in other APAC net revenues, and in particular related to Indonesia and Singapore. The €27 million increase in Japan net revenues was driven by a favorable volume impact of €22 million due to a 59.4 percent increase in shipments that was mainly driven by the 458 VS and California T, and a €5 million increase in net revenues generated by our personalization program. The €12 million increase in Australia net revenues was driven by a 91.2 percent increase in shipments while the decrease of €6 million in other APAC net revenues was driven by a 19.2 percent decrease in shipments.

Engines

Net revenues generated from engines were €121 million for the six months ended June 30, 2015, a decrease of €31 million, or 20.4 percent, from €152 million for the six months ended June 30, 2014. The €31 million decrease was attributable to a €23 million decrease in net revenues generated from the sale of engines to Maserati, primarily driven by a 20.9 percent decrease in the volume of engines shipped to Maserati, and an €8 million decrease in net revenues generated from the rental of power units to other Formula 1 teams.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €212 million for the six months ended June 30, 2015, an increase of €6 million, or 2.9 percent, from €206 million for the six months ended June 30, 2014. The increase was driven by sponsorship and commercial net revenues, primarily due to increased commercial revenues from our participation in the Formula 1 World Championship, which benefitted from the impact of the weakening of the Euro against the U.S. Dollar.

Other

Other net revenues were €46 million for the six months ended June 30, 2015, an increase of €5 million, or 12.2 percent, from €41 million for the three months ended June 30, 2014.

Cost of sales

	For the six months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cost of sales	722	52.1%	738	54.7%	(16)	(2.2)%

Cost of sales for the six months ended June 30, 2015 was €722 million, a decrease of €16 million, or 2.2 percent, from €738 million for the six months ended June 30, 2014. As a percentage of net revenues, cost of sales was 52.1 percent for the six months ended June 30, 2015, compared to 54.7 percent for the six months ended June 30, 2014.

The decrease in cost of sales was attributable to the combination of (i) decreased costs of €22 million related to lower Maserati engine sales volumes, (ii) a decrease in depreciation and amortization of €4 million, (iii) technical and commercial savings achieved of €3 million and (iv) a decrease in the costs of sales of supporting activities of €4 million, partially offset by (v) increased costs of €11 million due to changes in product mix and (vi) unfavorable foreign currency impact of €6 million.

The €22 million decrease in cost of sales related to the sale of engines to Maserati was driven by a 20.9 percent decrease in Maserati engine volumes for the six months ended June 30, 2015, as compared to the six months ended June 30, 2014. The €11 million increase in cost of sales driven by product mix was mainly due to an increase in LaFerrari and FXX K shipments for the six months ended June 30, 2015, as compared to the six months ended June 30, 2014, which was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit.

The decrease in cost of sales as a percentage of net revenues was driven by a decrease in Maserati shipments as Maserati engines generate lower margins than the sale of cars.

Selling, general and administrative costs

	For the six months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Selling, general and administrative costs	152	11.0%	143	10.6%	9	6.3%

Selling, general and administrative costs for the six months ended June 30, 2015 were €152 million, an increase of €9 million, or 6.3 percent, from €143 million for the six months ended June 30, 2014. As a percentage of net revenues, selling, general and administrative costs were 11.0 percent for the six months ended June 30, 2015, compared to 10.6 percent for the six months ended June 30, 2014.

The increase in selling, general and administrative costs was attributable to (i) consultancy costs incurred in relation to the initial public offering amounting to €6 million, (ii) an increase in the allowance for doubtful accounts of €6 million, primarily related to a commercial partner of the Formula 1 activities and (iii) an unfavorable foreign currency exchange rate impact of €4 million, which were partially offset by (iv) a decrease of €7 million in legal provisions recognized. In particular, during the six months ended June 30, 2014, we recognized a legal provision in relation to ongoing litigation with a former commercial partner charged with operating certain Ferrari stores in Italy.

Research and development costs

	For the six months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Amortization of capitalized development costs	56	4.0%	62	4.6%	(6)	(9.7)%
Research and development costs expensed during the period	235	16.9%	214	15.9%	21	9.8%

Research and development costs	291	21.0%	276	20.5%	15	5.4%

Research and development costs for the six months ended June 30, 2015 were €291 million, an increase of €15 million, or 5.4 percent, from €276 million for the six months ended June 30, 2014. As a percentage of net revenues, research and development costs were 21.0 percent for the six months ended June 30, 2015, compared to 20.5 percent for the six months ended June 30, 2014.

The increase in research and development costs expensed during the period of €21 million was primarily driven by the Formula 1 activities, and in particular reflecting the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs of €6 million, primarily due to the completion of amortization of capitalized development costs relating to the 458 Italia and 458 Spider, as these models reach the end of their planned lifecycle.

Other expenses, net

	For the six months ended June 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Other expenses, net	4	7	(3) (42.9)%

For the six months ended June 30, 2015, other expenses, net included other expenses of €10 million, mainly composed of €3 million related to provisions and €7 million related to miscellaneous expenses, partially offset by other income of €6 million, including €2 million related to rental income and €4 million related to miscellaneous income.

For the six months ended June 30, 2014, other expenses, net included other expenses of €17 million, mainly composed of €5 million related to provisions and €12 million related to miscellaneous expenses, partially offset by other income of €10 million, including €2 million related to rental income and €8 million related to miscellaneous income.

EBIT

	For the six months ended June 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
EBIT	218	15.7%	185	13.7%	33	17.8%

EBIT for the six months ended June 30, 2015 was €218 million, an increase of €33 million, or 17.8 percent, from €185 million for the six months ended June 30, 2014.

The increase in EBIT was due to (i) favorable volume impact of €4 million, (ii) favorable mix impact of €6 million, (iii) favorable foreign currency exchange impact of €25 million and (iv) decreases in costs related to supporting activities and financial services of €22 million, which were partially offset by (v) an increase in selling, general and administrative costs of €9 million and (vi) an increase in research and development costs of €15 million.

The positive volume impact of €4 million was driven by the personalization program. The positive mix impact of €6 million was primarily driven by increases in shipments of the LaFerrari and the FXX K, partially offset by an increase in the proportion of total shipments represented by V8 models. The positive foreign currency exchange impact was primarily driven by the strengthening of the U.S. Dollar and Pound Sterling against the Euro, partially offset by the weakening of the Japanese Yen.

As a percentage of net revenues, EBIT increased from 13.7 percent for the six months ended June 30, 2014 to 15.7 percent for the six months ended June 30, 2015, mainly due to the previously mentioned favorable foreign currency exchange impact and cost of sales, which as a percentage of net revenues was 52.1 percent for the six months ended June 30, 2015, compared to 54.7 percent for the six months ended June 30, 2014.

Net financial (expenses)/income

	For the six months ended June 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Net financial (expenses)/income	(6)	2	n.m.	n.m.

Net financial expenses for the six months ended June 30, 2015 was €6 million compared to net financial income of €2 million for the six months ended June 30, 2014.

The variation in net financial (expenses)/income was driven by an increase in financial expenses mainly related to foreign exchange losses.

Income tax expense

	For the six months ended June 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Income tax expense	71	59	12	20.3%

Income tax expense for the six months ended June 30, 2015 was €71 million, an increase of €12 million, or 20.3 percent, from €59 million for the six months ended June 30, 2014. The increase in income tax expense was primarily due to an increase in profit before taxes from €187 million for the six months ended June 30, 2014 to €212 million for the six months ended June 30, 2015. The effective tax rate net of IRAP was 28.3 percent for the six months ended June 30, 2015, compared to 26.0 percent for the six months ended June 30, 2014.

Consolidated Results of Operations—2014 compared to 2013 and 2013 compared to 2012

The following is a discussion of the results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013, and for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate year-on-year comparisons.

	For the years ended December 31,
	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,762	100.0%	2,335	100.0%	2,225	100.0%
Cost of sales	1,506	54.5%	1,235	52.9%	1,199	53.9%
Selling, general and administrative costs	300	10.9%	260	11.1%	243	10.9%
Research and development costs	541	19.6%	479	20.5%	431	19.4%
Other expenses/(income), net	26	0.9%	(3)	(0.1)%	17	0.8%

EBIT	389	14.1%	364	15.6%	335	15.1%
Net financial income/(expenses)	9	0.3%	2	0.1%	(1)	-%

Profit before taxes	398	14.4%	366	15.7%	334	15.0%
Income tax expense	133	4.8%	120	5.1%	101	4.5%

Net profit	265	9.6%	246	10.5%	233	10.5%

Net Revenues

The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(decrease)
	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Cars and spare parts(1)	1,944	70.4%	1,655	70.9%	1,695	76.2%	289	17.5%	(40)	(2.4)%
Engines(2)	311	11.3%	188	8.1%	77	3.5%	123	65.4%	111	144.2%
Sponsorship, commercial and brand(3)	417	15.1%	412	17.6%	385	17.3%	5	1.2%	27	7.0%
Other(4)	90	3.3%	80	3.4%	68	3.1%	10	12.5%	12	17.6%

Total net revenues	2,762	100.0%	2,335	100.0%	2,225	100.0%	427	18.3%	110	4.9%

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.
(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)	Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the racetrack.

2014 compared to 2013

Net revenues for 2014 were €2,762 million, an increase of €427 million, or 18.3 percent (18.9 percent on a constant currency basis), from €2,335 million for 2013.

The increase in net revenues was attributable to the combination of (i) a €289 million increase in net revenues generated from the cars and spare parts, (ii) a €123 million increase in net revenues generated from engines, (iii) a €10 million increase in other net revenues and (iv) a €5 million increase in sponsorship, commercial and brand net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,944 million for 2014, an increase of €289 million, or 17.5 percent, from €1,655 million for 2013. The increase was attributable to a €255 million increase in net revenues from supercars and limited edition cars, primarily attributable to shipments of LaFerrari, and a €34 million increase in net revenues from range and special series cars and spare parts.

Shipments of LaFerrari commenced in November 2013, accordingly, our net revenues in 2014 benefited from a full year of shipments. Shipments of LaFerrari impacted net revenues positively, as these cars are generally sold at a higher price point (in excess of €1 million per unit) than other cars in our product offering, reflecting the advanced technological and design content as well as the exclusive nature of the offering.

Of the €255 million increase in net revenues generated from supercars and limited edition cars, €147 million was attributable to EMEA shipments, €56 million was attributable to Americas shipments, €36 million was attributable to China shipments and €16 million was attributable to Rest of APAC shipments.

The €34 million increase in net revenues from range and special series cars and spare parts was primarily driven by an increase in net revenues generated by the sale of spare parts and our personalization program, which were partially offset by unfavorable change in mix. In particular, our mix was impacted by an increase in the proportion of V8 models shipped from 74.0 percent of total shipments for 2013, to 75.7 percent for 2014, primarily driven by increased shipments of the 458 VS and California T. Shipments of range and special series cars were substantially unchanged.

The €34 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €34 million increase in Americas net revenues, (ii) a €24 million increase in Greater China net revenues and (iii) a €17 million increase in Rest of APAC net revenues, which were partially offset by (iv) a €41 million decrease in EMEA net revenues.

The €34 million increase in Americas net revenues was attributable to (i) an increase of €19 million mainly driven by our personalization program and the sale of spare parts, (ii) positive mix impact of €10 million and (iii) positive volume impact of €5 million. The positive mix impact was attributable to an increase in the proportion of total shipments represented by V12 models, from 16.2 percent in 2013 to 20.9 percent in 2014, primarily driven by, the F12berlinetta, which also supported the positive volume impact of €5 million.

The €24 million increase in Greater China net revenues was mainly attributable to a €29 million increase in mainland China net revenues, driven by (i) positive volume impact of €48 million, which was partially offset by (ii) a decrease in net revenues generated by our personalization program and the sale of spare parts of €12 million, and (iii) unfavorable mix impact of €7 million. In particular, the 32.9 percent increase in volumes, which benefited net revenues by €48 million, was primarily supported by the California T and the 458 VS, shipments of which commenced in mainland China in late 2013 and 2014, respectively. Increases in shipments of these V8 models resulted in the unfavorable mix impact of €7 million, as the proportion of total shipments represented by V8 models increased from 70.8 percent in 2013 to 76.3 percent in 2014.

The €17 million increase in Rest of APAC net revenues was mainly driven by increases in Japan and Australia net revenues, both of which were primarily driven by an increase in shipments. In particular, Japan net revenues were impacted positively by an 18.4 percent increase in shipments, largely due to the 458 VS. The increase in Australia net revenues was supported by an increase in shipments, driven by our new Australian dealer which commenced operations in the fourth quarter of 2013.

The €41 million decrease in EMEA net revenues was primarily attributable to a decrease in shipments. In particular, Germany net revenues decreased by €17 million driven by an 11.6 percent decrease in shipments, Switzerland net revenues decreased by €9 million driven by a 12.6 percent decrease in shipments and Rest of EMEA net revenues decreased by €21 million driven by a 12.4 percent decrease in shipments. Such decreases were partially offset by increases in UK net revenues, mainly attributable to favorable foreign currency fluctuations and Middle East net revenues, which was supported by an increase in shipments.

Engines

Net revenues generated from engines were €311 million for 2014, an increase of €123 million, or 65.4 percent, from €188 million for 2013. The €123 million increase was mainly attributable to an increase in the volume of engines sold to Maserati, and to a lesser extent, driven by an increase in net revenues generated by the rental of engines to other Formula 1 racing teams. In particular, the significant increase in volumes of Maserati engines was due to the start of production of new generation V6 engines in the fourth quarter of 2013. Accordingly, net revenues in 2014 benefited from a full year of production. The increase in net revenues generated from the rental of engines to other Formula 1 racing teams was driven by higher pricing. During 2013, we rented V8 engines to other Formula 1 racing teams. During 2014, the World Championship regulations introduced the use of the V6 turbo engines including energy recovery systems. Furthermore, during 2014, we not only rented the engine but also the gearbox (which are collectively referred to as the “power unit”) to other Formula 1 racing teams. Accordingly the increased pricing reflected the increased technology of the engines and the additional hardware rented as compared to 2013.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €417 million for 2014, an increase of €5 million, or 1.2 percent, from €412 million for 2013. The €5 million increase in sponsorship, commercial and brand net revenues was mainly driven by new sponsorship contracts entered into by our Formula 1 racing team during 2014.

Other

Other net revenues were €90 million for 2014, an increase of €10 million, or 12.5 percent, from €80 million for 2013. The €10 million increase in other net revenues was primarily driven by an increase in interest income generated by our financial services activities due to increased volumes.

2013 compared to 2012

Net revenues for 2013 were €2,335 million, an increase of €110 million, or 4.9 percent (7.1 percent on a constant currency basis), from €2,225 million for 2012.

The increase in net revenues was driven by (i) an increase of €111 million in net revenues generated from engines, (ii) an increase of €27 million in sponsorship, commercial and brand net revenues, and (iii) an increase of €12 million in other net revenues, which were partially offset by (iv) a decrease of €40 million in net revenues generated by cars and spare parts reflecting our decision announced in May 2013 to limit the number of cars we ship to preserve the exclusivity of our brand.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,655 million for 2013, a decrease of €40 million, or 2.4 percent, from €1,695 million for 2012. The decrease was attributable to a €50 million decrease in the net revenues generated from range and special series cars and spare parts, which was partially offset by a €10 million increase in the net revenues from supercars and limited edition cars, and primarily attributable to the start of shipments of LaFerrari.

The €50 million decrease in net revenues from range and special series cars and spare parts, was primarily attributable to fewer shipments, which was partially offset by improved mix. In particular, our decision announced in May 2013 to limit the number of cars we sell to preserve the exclusivity of our brand resulted in a 5.5 percent decrease in shipments, which was only partially offset by improved mix. The improved mix was driven by the increased proportion of total shipments represented by V12 models which increased from 20.8 percent for 2012 to 26.0 percent for 2013, driven largely by shipments of the F12berlinetta.

The €50 million decrease in net revenues from range and special series cars and spare parts was composed of (i) a €70 million decrease in Greater China net revenues and (ii) a €1 million decrease in EMEA net revenues which were partially offset by (iii) a €20 million increase in Americas net revenues, and (iv) a €1 million increase in Rest of APAC net revenues.

The €70 million decrease in Greater China net revenues was primarily attributable to a €57 million decrease in mainland China net revenues, and to a lesser extent, decreases in Taiwan and Hong Kong net revenues, both of which were primarily attributable to a decrease in volumes. In particular, shipments to mainland China decreased by 27.2 percent, attributable to a management decision to reduce shipments to this market in anticipation of decrease in demand resulting from a potential luxury tax, which ultimately was not introduced, and in keeping with our low volume strategy.

The decrease in EMEA net revenues was primarily driven by management’s decision to limit shipments, and to a lesser extent, the effect of challenging economic conditions in Europe, which were partially offset by improved mix.

The €20 million increase in Americas net revenue was primarily attributable to (i) an increase in volume of €27 million and (ii) an increase of €9 million mainly driven by our personalization program and the sale of spare parts, which were partially offset by (iii) unfavorable foreign currency impact of €16 million driven by the impact of the weakening of the U.S. Dollar against the Euro during 2013. The increase in Americas volumes was in particular driven by shipments of the 458 Spider and the F12berlinetta launched in the third quarter of 2012, which more than offset declines in shipments of the 458 Italia and FF, which were nearing the end of their production and sales cycle. The year-on-year growth of Americas volumes was capped at 7.9 percent, despite strong demand, in keeping with the Group’s strategy to limit production in order to maintain brand exclusivity.

Engines

Net revenues generated from engines were €188 million for 2013, an increase of €111 million, from €77 million for 2012. The €111 million increase in net revenues generated from engines was mainly driven by an increase in the volume of engines shipped to Maserati. In particular, this growth was due to the start of production of the new engines in the fourth quarter of 2013, as a result of which the number of units shipped in 2013 increased by 242.4 percent, from those shipped in 2012.

Sponsorship, commercial and brand

Net revenues generated from sponsorship and commercial agreements and brand management activities were €412 million for 2013, an increase of €27 million, or 7.0 percent, from €385 million for 2012. The €27 million increase in sponsorship, commercial and brand net revenues was mainly attributable to the renegotiation of the terms of the agreement that governs the management of the Formula 1 World Championship, and in particular, resulting from an adjustment to the allocation of broadcast net revenues among the competing teams.

Other

Other net revenues were €80 million for 2013, an increase of €12 million, or 17.6 percent, from €68 million for 2012. The €12 million increase in other net revenues was largely driven by an increase in net revenues generated by the Formula 1 activities, including those generated through the sale of prior year model racing cars.

Cost of sales

	For the years ended December 31,						Increase/(decrease)
	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Cost of sales	1,506	54.5%	1,235	52.9%	1,199	53.9%	271	21.9%	36	3.0%

2014 compared to 2013

Cost of sales for 2014 was €1,506 million, an increase of €271 million, or 21.9 percent, from €1,235 million for 2013. As a percentage of net revenues, cost of sales was 54.5 percent in 2014 compared to 52.9 percent in 2013.

The increase in cost of sales was due to the combination of (i) increased costs of €156 million related to mix, (ii) increased costs of €83 million primarily related to Maserati engine volumes, (iii) increases in other cost of sales of €33 million, (iv) increases in depreciation and amortization of €14 million and (v) increased costs of €7 million driven by an increase in car shipments and the personalization program, the effects of which were partially offset by (vi) a decrease of €19 million driven by technical and commercial savings achieved and (vii) a decrease due to favorable currency translation impact of €3 million.

The increase in cost related to mix was attributable to the launch and production of the LaFerrari, which has a higher cost per unit than other cars in the Ferrari portfolio, while the increased costs related to the sale of engines to Maserati, was driven by higher volumes. The €33 million increase in other cost of sales was mainly driven by an increase in cost of sales related to Formula 1 activities, and in particular related to the increased technology of the engines and the additional hardware rented to other Formula 1 teams. The €14 million increases in depreciation and amortization was mainly related to the investments associated with recent product launches including the LaFerrari, California T and the 458 VS. The decrease in cost of sales of €19 million driven by technical and commercial savings achieved was principally attributable to direct cost savings achieved as a result of management efforts in negotiations with suppliers as described in “—Key Factors Affecting Results—Cost of Sales.”

The increase in cost of sales as a percentage of net revenues was attributable to the increase in Maserati engine volumes and an increase in cost of sales related to our Formula 1 activities. The sale of engines to Maserati generates lower profit margins than the sale of cars. The increase in costs related to our Formula 1 activities was mainly driven by the rental of engine units to other Formula 1 racing teams, due to the increased technological content of the engine units rented.

2013 compared to 2012

Cost of sales for 2013 was €1,235 million, an increase of €36 million, or 3.0 percent, from €1,199 million for 2012. As a percentage of net revenues, cost of sales was 52.9 percent in 2013 compared to 53.9 percent in 2012.

The increase in cost of sales was primarily attributable to the combination of (i) increased costs of €46 million, mainly attributable to Maserati engine sales, (ii) increases in other cost of sales of €23 million, (iii) increased costs of €17 million attributable to mix, and (iv) an increase in depreciation and amortization of €10 million, partially offset by (v) decreased costs of €40 million due to lower volumes, (vi) technical and commercial savings achieved of €16 million and (vii) favorable foreign currency impact of €4 million.

The increase in costs related to the sale of engines to Maserati was driven by higher volumes attributable to the launching of new Maserati cars. The increase in other cost of sales was mainly driven by an increase in cost of sales related to Formula 1 activities. The increase in cost related to mix, and the increase in depreciation and amortization were both mainly driven by the start of production of the LaFerrari and F12berlinetta in 2013, both of which have a higher average cost per unit than the rest of the Ferrari portfolio. The €40 million decrease in costs of sales due to a decrease in volumes was attributable to a 5.5 percent decrease in cars produced, following the strategic decision announced in May 2013 to limit production volumes in order to maintain brand exclusivity. Technical and commercial savings achieved were due to direct cost savings resulting from management efforts in negotiations with suppliers as described in “—Key Factors Affecting Results—Cost of Sales.”

The decrease in cost of sales as a percentage of net revenues was due to the combination of mix impact, and a decrease in costs of sales related to Formula 1 activities. In particular, our mix was impacted by an increase in the proportion of V12 models shipped, which in general have a higher cost of sale per unit, but generate better margins. The decrease in cost of sales related to Formula 1 activities was largely driven by a change in the Formula 1 World Championship regulations, which introduced the V6 engine for 2014, meaning that 2013 would be the last season in which the V8 engine would be used. As a result, we adjusted our purchases of direct materials accordingly, resulting in a decrease in cost of sales, which was only partially offset by an increase in the cost of direct materials related to the V6 hybrid engine.

Selling, general and administrative costs

	For the years ended December 31,						Increase/(decrease)
	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Selling, general and administrative costs	300	10.9%	260	11.1%	243	10.9%	40	15.4%	17	7.0%

2014 compared to 2013

Selling, general and administrative costs for 2014 were €300 million, an increase of €40 million, or 15.4 percent, from €260 million for 2013. As a percentage of net revenues, selling, general and administrative costs were 10.9 percent in 2014 compared to 11.1 percent for 2013.

In particular, the increase in selling, general and administrative costs was attributable to the combined effect of (i) €15 million related to the compensation costs associated with the resignation of our former Chairman, (ii) €8 million related to an increase in marketing and event expenses, primarily driven by a series of special events in celebration of our 60 years in the United States, (iii) €6 million related to an increase in personnel costs and (iv) €11 million related to an increase in legal provisions resulting from ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy. In particular, the increase in personnel costs was in part driven by a 2.5 percent increase in average headcount from 2,774 for 2013, to 2,843 for 2014, due to an increase in our Italian workforce, to support the growth of the Group’s operations, and, to a lesser extent, attributable to increases in personnel expenses incurred by Ferrari Financial Services AG.

2013 compared to 2012

Selling, general and administrative costs for 2013 were €260 million, an increase of €17 million, or 7.0 percent, from €243 million for 2012. As a percentage of net revenues, selling, general and administrative costs amounted to 11.1 percent in 2013 compared to 10.9 percent in 2012.

The increase in selling, general and administrative costs was primarily attributable to (i) an increase in general costs of €8 million, (ii) €4 million related to an increase in legal provisions resulting from ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy, (iii) an increase in the provision for doubtful receivables of €3 million, and (iv) an increase in expenses incurred in launching new cars of €2 million, mainly driven by the LaFerrari, launched at the Geneva motor show in March 2013. The increase in general costs was in part attributable to an increase in professional fees incurred by Ferrari Financial Services AG, and the effect of foreign currency fluctuations.

Research and development costs

	For the years ended December 31,						Increase/(decrease)
	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Amortization of capitalized development costs	126	4.6%	120	5.1%	98	4.4%	6	5.0%	22	22.4%
Research and development costs expensed during the year	415	15.0%	359	15.4%	333	15.0%	56	15.6%	26	7.8%

Research and development costs	541	19.6%	479	20.5%	431	19.4%	62	12.9%	48	11.1%

2014 compared to 2013

Research and development costs for 2014 were €541 million, an increase of €62 million, or 12.9 percent, from €479 million for 2013. As a percentage of net revenues, research and development costs was 19.6 percent in 2014 compared to 20.5 percent in 2013.

The increase in research and development costs was attributable to an increase in investment in research and development expensed during the year of €56 million and an increase of €6 million in amortization of capitalized development costs.

The total €56 million increase in research and development costs expensed during the year was driven by the Group’s efforts related to the continued development of the Formula 1 car, which included initiatives to maximize the performance, efficiency and safety of the car.

The increase in amortization of capitalized development costs was largely attributable to new product launches. In particular, in April 2014, we started production of the California T and in July 2013, the 458 Spider, triggering the commencement of amortization of the development costs capitalized in relation to these models.

2013 compared to 2012

Research and development costs for 2013 were €479 million, an increase of €48 million, or 11.1 percent, from €431 million for 2012. As a percentage of net revenues, research and development costs were 20.5 percent in 2013 compared to 19.4 percent in 2012.

The increase in research and development costs was attributable to an increase in investment in research and development expensed during the year of €26 million and an increase of €22 million in amortization of capitalized development costs.

The increase in research and development costs expensed during the year was driven by the Group’s efforts related to the development of the Formula 1 car and to a lesser extent related to the research of innovative technologies. The increase in costs related to the development of the Formula 1 car was primarily driven by development of the new V6 turbo engines with energy recovery systems, for use in the 2014 World Championship, resulting in an increase in the purchase of materials, and to a lesser extent an increase in costs related to our use of a third party wind tunnel while our equipment was being upgraded.

The increase in amortization of capitalized development costs was largely attributable to new product launches. In particular, in October 2012, we started production of the LaFerrari, triggering the commencement of the amortization of the capitalized development costs related to that car. Accordingly, our results contain only three month of amortization expense for 2012 compared to a full year in 2013. In addition, in July 2013, we started production of the 458 Spider, triggering amortization of the related capitalized development costs. These increases were partially offset by the completion of amortization related to the California in 2012.

Other expenses/(income), net

	For the years ended December 31,			Increase/(decrease)
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Other expenses/(income), net	26	(3)	17	29	n.m.	(20)	(117.6)%

2014 compared to 2013

Other expenses/(income), net for 2014 amounted to net other expenses of €26 million, compared to net other income of €3 million for 2013.

For 2014, other expenses/(income), net included other expenses of €39 million, mainly composed of €21 million related to provisions, €6 million related to indirect taxes, and €12 million in miscellaneous expenses, partially offset by other income of €13 million, including €4 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €6 million related to miscellaneous income.

The provisions recognized within other expenses include €13 million related to legal proceedings and disputes and €8 million attributable to other risks, primarily related to disputes with suppliers, employees and other parties. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 related to litigation with a former distributor.

For 2013, other expenses/(income), net included other expenses of €15 million, mainly composed of €3 million related to provisions, €5 million related to indirect taxes and €7 million in miscellaneous expenses, which was more than offset by other income of €18 million, primarily attributable to €6 million related to the release of provisions for legal proceedings and disputes and other risks provisions, €3 million related to rental income and €9 million related to miscellaneous income.

2013 compared to 2012

Other expenses/(income), net for 2013 amounted to net other income of €3 million, compared to net other expenses of €17 million for 2012.

For 2012, other expenses/(income), net included other expenses of €29 million, mainly composed of €15 million related to provisions, €5 million related to indirect taxes and €9 million in miscellaneous expenses, which was partially offset by other income of €12 million, primarily attributable to €2 million related to the release of provisions for legal proceedings and disputes and other risks provisions, €3 million related to rental income and €7 million related to miscellaneous income.

The accruals to provisions recognized within other expenses include €14 million related to legal proceedings and disputes and €1 million attributable to other risks primarily related to disputes with suppliers, employees and other parties.

EBIT

	For the years ended December 31,						Increase/(decrease)
	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
EBIT	389	14.1%	364	15.6%	335	15.1%	25	6.9%	29	8.7%

2014 compared to 2013

EBIT for 2014 was €389 million, an increase of €25 million, or 6.9 percent, from €364 million for 2013.

The increase in EBIT was mainly due to (i) favorable mix impact of €85 million, (ii) cost savings of €19 million primarily driven by technical and commercial efficiencies, (iii) decreases in costs related to supporting activities of €14 million, (iv) favorable volume impact of €9 million, which were partially offset by (v) an increase in research and development costs of €62 million, and (vi) an increase in selling, general and administrative costs of €40 million.

In particular, the favorable mix impact was primarily driven by the LaFerrari for which we only had two months of shipments in 2013, compared to a full year for 2014. The increase in shipments of LaFerrari more than offset the unfavorable impact of the increase in the proportion of V8 shipments, from 74.0 percent of total shipments for 2013, to 75.7 percent for 2014.

As a percentage of net revenues, EBIT decreased to 14.1 percent in 2014, from 15.6 percent in 2013, mainly due the increase in cost of sales, which as a percentage of net revenues were 54.5 percent in 2014, compared to 52.9 percent in 2013.

2013 compared to 2012

EBIT for 2013 was €364 million, an increase of €29 million, or 8.7 percent, from €335 million for 2012.

The increase in EBIT was due to (i) €75 million primarily related to engines and Formula 1 activities, (ii) positive mix impact of €33 million and (iii) cost savings of €16 million primarily driven by technical and commercial efficiencies, which were partially offset by (iv) an increase in research and development costs of €48 million, (v) unfavorable volume impact of €30 million, and (vi) an increase in selling, general and administrative costs of €17 million.

The €75 million increase in EBIT attributable to engines and Formula 1 activities was mainly driven by an increase in commercial and sponsorship revenues from F1 activities, and also to an increase in contribution from the sale of engines to Maserati, driven by an increase in volumes. The positive mix impact of €33 million was driven by the increased proportion of total shipments represented by V12 models which increased from 20.8 percent for 2012 to 26.0 percent for 2013, driven largely by shipments of the F12berlinetta. The unfavorable volume impact of €30 million was driven by the 5.5 percent decrease in shipments attributable to management’s decision announced in May 2013 to limit production in order to maintain brand exclusivity.

As a percentage of net revenues, EBIT increased from 15.1 percent in 2012 to 15.6 percent in 2013 due to the combination of a decrease in cost of sales, which as a percentage of net revenues decreased from 53.9 percent in 2012 to 52.9 percent in 2013, partially offset by an increase in research and development costs, which as a percentage of revenues increased from 19.4 percent for 2012 to 20.5 percent in 2013.

Net financial income/(expenses)

	For the years ended December 31,			Increase/(decrease)
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Net financial income/(expenses)	9	2	(1)	7	n.m.	3	n.m.

2014 compared to 2013

Net financial income for 2014 was €9 million, an increase of €7 million from €2 million for 2013.

The increase in net financial income was mainly due to a €5 million increase in financial income and a €2 million decrease in financial expenses. In particular, the €5 million increase in financial income was driven by a €4 million increase in other interest income and financial income and a €1 million increase in interest income from banks deposits, attributable to the increase in our average cash balances.

2013 compared to 2012

Net financial income was €2 million for 2013, compared to net financial expenses of €1 million in 2012.

The €3 million increase in net financial income was primarily attributable to a decrease in financial expenses recognized, mainly related to a decrease in financial expenses incurred on derivative financial instruments.

Income tax expense

	For the years ended December 31,			Increase/(decrease)
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
	(€ million, except percentages)
Income tax expense	133	120	101	13	10.8%	19	18.8%

2014 compared to 2013

Income tax expense for 2014 was €133 million, an increase of €13 million, or 10.8 percent, from €120 million for 2013. The increase in income tax expense was attributable to the combined effect of an 8.7 percent increase in profit before taxes from €366 million for 2013, to €398 million for 2014, and an increase in the effective tax rate net of IRAP from 28.1 percent for 2013 to 28.6 percent for 2014, primarily due to the geographical distribution of income before tax and the difference in local tax rates.

2013 compared to 2012

Income tax expense for 2013 was €120 million, an increase of €19 million, or 18.8 percent, from €101 million for 2012. The increase in income tax expense was attributable to the combined effect of a 9.6 percent increase in profit before taxes, from €334 million for 2012, to €366 million for 2013, and an increase in effective tax rate net of IRAP, from 25.6 percent in 2012 to 28.1 percent in 2013. In particular, for the year ended December 31, 2012, we accounted for previously unrecognized deferred tax assets of €8 million, which resulted in a substantial decrease of the effective tax rate. Excluding the impact of the previously unrecognized deferred tax assets, the effective tax rate would have been substantially unchanged, amounting to 28.0 percent for the year ended December 31, 2012 as compared to 28.1 percent for the year ended December 31, 2013.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2015 are expected to be between €350 million to €400 million, mainly relating to property, plant and equipment and capitalized research and development, which we plan to fund primarily with cash generated from our operating activities. In connection with the Restructuring, we entered into the FCA Note, which we expect to subsequently refinance using third party financing (see “Unaudited Pro Forma Condensed Consolidated Financial Information”). We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations, including those resulting from the Restructuring, and fund our business and capital expenditures.

Historically cash generated from operating activities has been sufficient to support the liquidity requirements of the business. Our Net Cash position increased from €480 million at December 31, 2013 to €566 million at December 31, 2014 mainly due to positive Free Cash Flow (cash provided from operating activities less cash used in investment activities) of €136 million for the year ended December 31, 2014 (€187 million and €205 million for the years ended December 31, 2013 and 2012, respectively). Our Net Cash position increased from €566 million at December 31, 2014, to €789 million at June 30, 2015, primarily driven by positive Free Cash Flow of €264 million for the six months ended June 30, 2015.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and, therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Therefore, our liquidity is essentially represented by deposits in FCA cash management pools.

Prior to the Restructuring, our debt was mainly with the FCA Group and to a lesser extent with third parties and primarily related to the financing of the financial services portfolios with the dealer network and clients. At June 30, 2015, we had total debt of €567 million (€510 million at December 31, 2014, and €318 million at December 31, 2013), of which €139 million (€131 million at December 31, 2014, and €76 million at December 31, 2013) was with third parties and the remainder with the FCA Group.

Our debt position has changed significantly as a result of the Restructuring transactions and, in particular, the issue of the FCA Note which has a principal amount outstanding of €2.8 billion immediately following the Restructuring. The FCA Note is expected to mature on April 4, 2016. The FCA Note will bear interest at a rate of 2.00% per year, payable quarterly on January 4, 2016 and April 4, 2016. The terms of the FCA Note allow for voluntary early repayment by us of up to the entire principal amount and include a covenant restricting our ability to issue indebtedness in the form of bonds, notes or other securities that are or are capable of being listed on a stock exchange or other securities market without equally and ratably providing security for the FCA Note, with certain permitted exceptions. The FCA Note also provides for customary events of default for failure to pay principal or interest or comply with other obligations under the note with specified cure periods or in the event of a payment default or acceleration of indebtedness in a principal amount exceeding €250 million or in the case of certain bankruptcy events. The FCA Note includes other terms such as limitations on mergers and similar events, and tax gross-up provisions, in each case in a form customary for capital markets indebtedness of investment grade issuers.

As a result of the Separation, deposits in FCA’s cash management pools, debt with FCA (excluding the FCA Note) and receivables from financing activities with FCA will be settled. We also intend to refinance the FCA Note using third party financing. On a pro forma basis at June 30, 2015, our Net Debt would be equal to €2.0 billion. See “Unaudited Pro Forma Condensed Consolidated Financial Information” and “The Restructuring and Separation Transactions”.

Post Restructuring we will be funded by a combination of capital markets transactions and bank facilities.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditures. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States, has increased our working capital requirements. The payment of taxes affects our working capital as a substantial portion of our taxes are paid in the fourth quarter of the year and a smaller portion in the third quarter of the year. In the future, following the Separation, as a stand alone company, the timing of our tax payments may change. Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. Manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the six months ended June 30, 2015 and 2014. For a complete discussion of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this prospectus.

	For the six months ended June 30,
	2015	2014
	(€ million)
Cash flows from operating activities	416	262
Cash flows used in investing activities	(152)	(128)
Cash flows used in financing activities	(150)	(131)
Translation exchange differences	9	1

Total change in cash and cash equivalents	123	4

Operating Activities—Six Months Ended June 30, 2015

For the six months ended June 30, 2015, our cash flows from operating activities were €416 million, primarily the result of:

(i)	profit before taxes of €212 million adjusted to add back €130 million for depreciation and amortization expense, €23 million in provisions recognized, and €31 million related to other non-cash expenses and income, relating primarily to fluctuations in the fair value of derivatives not accounted for as hedging derivatives and allowances for doubtful accounts and inventory write-downs;

(ii)	€100 million related to cash generated by the decrease in receivables from financing activities, primarily driven by the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China which at December 31, 2014 was equal to €147 million, partially offset by the increase in the financial services portfolio;

(iii)	€49 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities, driven by VAT, deferred income and foreign currency exchange translation;

(iv)	income taxes paid of €24 million; and

(v)	€7 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in inventories of €52 million, primarily to support a smooth phase out of the 458 Italia and the 458 Spider in 2015 and to a lesser extent due to an increase in semi-finished goods primarily related to future LaFerrari shipments, partially offset by (b) an increase in trade payables of €28 million and (c) a decrease in trade receivables of €17 million.

Operating Activities—Six Months Ended June 30, 2014

For the six months ended June 30, 2014, our cash flows from operating activities were €262 million, primarily the result of:

(i)	profit before taxes of €187 million adjusted to add back €140 million for depreciation and amortization expense, €34 million in provisions recognized, and €5 million related to other non-cash expenses and income;

(ii)	€36 million related to cash generated from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in trade payables of €80 million, partially offset by (b) an increase in inventories of €41 million, mainly related to inventories of the LaFerrari to be shipped in future periods, and (c) an increase in trade receivables of €3 million;

(iii)	€7 million relating to cash generated by the net change in other operating assets and liabilities;

(iv)	€139 million relating to cash absorbed by an increase in receivables from financing activities, mainly driven by an increase in business volumes of Ferrari Financial Services Inc; and

(v)	income taxes paid of €8 million.

Investing Activities—Six Months Ended June 30, 2015

For the six months ended June 30, 2015, our net cash used in investing activities was €152 million, primarily due to €78 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €73 million of additions to property, plant and equipment, related primarily to the new 488 GTB launched in 2015. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”.

Investing Activities—Six Months Ended June 30, 2014

For the six months ended June 30, 2014, our net cash used in investing activities was €128 million, primarily due to €70 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €57 million of additions to property, plant and equipment, related primarily to engine assembly lines and plant and machinery for the LaFerrari and the California T models. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”.

Financing Activities—Six Months Ended June 30, 2015

For the six months ended June 30, 2015, net cash used in financing activities was €150 million, primarily the result of:

(i)	€147 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€18 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd; and

(iii)	€11 million related to net repayments of bank borrowings.

Partially offset by:

(i)	€17 million related to net proceeds from the change in financial liabilities with FCA; and

(ii)	€9 million related to net proceeds from other debt.

Financing Activities—Six Months Ended June 30, 2014

For the six months ended June 30, 2014, net cash used in financing activities was €131 million, primarily the result of:

(i)	€214 million related to the increase in deposits in FCA’s cash management pools; and

(ii)	€16 million related to net change in other debt.

Partially offset by:

(i)	€95 million related to the net change in financial liabilities with FCA; and

(ii)	€4 million related to net proceeds from bank borrowings.

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2014, 2013 and 2012. For a complete discussion of our cash flows, see our Annual Consolidated Financial Statements included elsewhere in this prospectus.

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Cash flows from operating activities	426	454	463
Cash flows used in investing activities	(290)	(267)	(258)
Cash flows used in financing activities	(122)	(163)	(194)
Translation exchange differences	6	(10)	(5)

Total change in cash and cash equivalents	20	14	6

Operating Activities—Year Ended December 31, 2014

For the year ended December 31, 2014, our cash flows from operating activities were €426 million, primarily the result of:

(i)	profit before taxes of €398 million adjusted to add back €289 million for depreciation and amortization expense, €66 million in provisions recognized, and €53 million related to other non-cash expenses and income, relating primarily to the accruals to the allowances for doubtful accounts related to trading and financing activities. In particular, the €66 million accruals to provision was composed of (a) increases in the warranty provision of €27 million due to an increase in cars delivered, and to a lesser extent a reassessment of the estimated cost assumptions used to determine the provision, (b) increases in the provision for legal proceedings and disputes of €24 million, and (c) provisions to cover other risks and charges for €15 million;

(ii)	€15 million relating to cash generated by other operating cash flows, primarily attributable to the net change in other operating assets and liabilities;

(iii)	€52 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in inventories of €66 million, due to increased finished cars at December 31, 2014 as compared to December 31, 2013, and mainly related to inventories of the LaFerrari to be shipped during 2015, partially offset by (b) a €13 million increase in trade payables and (c) a €1 million decrease in trade receivables, driven by management efforts to improve collection rates;

(iv)	€202 million related to cash absorbed by an increase in receivables from financing activities, mainly driven by an increase in business volumes of Ferrari Financial Services Inc., and in particular due to an increase in the contracts relating to the sale of vintage cars, and to a lesser extent, an increase in the number of contracts relating to new cars; and

(v)	income tax paid of €141 million.

Operating Activities—Year Ended December 31, 2013

For the year ended December 31, 2013, our cash flows from operating activities were €454 million, primarily the result of:

(i)	profit before taxes of €366 million adjusted to add back €270 million for depreciation and amortization expense, €24 million in provisions recognized and other non-cash items of €32 million. In particular, the €24 million increase in provisions was mainly composed of (a) increases to the warranty provision of €14 million, and (b) increases to the provision for legal proceedings and disputes of €6 million;

(ii)	€44 million related to cash generated by other operating cash flows, primarily attributable to cash generated by the change in other operating assets and liabilities;

(iii)	€87 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) a €81 million increase in trade receivables mainly driven by the increase in volumes of Maserati engine sales and (b) a €20 million increase in inventories, which were partially offset by (c) a €14 million increase in trade payables;

(iv)	€56 million related to cash absorbed by an increase in receivables from financing activities, largely due to increased business volumes of financial services operations in the United States; and

(v)	income tax paid of €139 million.

Operating Activities—Year Ended December 31, 2012

For the year ended December 31, 2012, our cash flows from operating activities were €463 million, primarily the result of:

(i)	profit before taxes of €335 million adjusted to add back €238 million for depreciation and amortization expense, €42 million in provisions recognized and €37 million related to other non-cash expense and income, mainly related to the allowances for doubtful accounts related to trading and financing activities. In particular, the €42 million accruals to provision was mainly composed of (a) increases to the warranty provision of €27 million due primarily to an increase numbers of cars shipped and (b) increases to the provision for legal proceedings and disputes of €11 million;

(ii)	€78 million cash generated from other operating cash flows, primarily attributable to cash generated by the changes in other operating assets and liabilities;

(iii)	€15 million cash generated from the changes in inventories, trade payables and trade receivables, primarily driven by (a) a €25 million increase in trade payables and (b) a €9 million decrease in trade receivables, which were partially offset by (c) a €19 million increase in inventories;

(iv)	€148 million related to cash absorbed by an increase in receivables from financing activities, primarily driven by an increase in the number of financing contracts entered into by Ferrari Financial Services Inc. during the period; and

(iv)	income tax paid of €134 million.

Investing Activities—Year Ended December 31, 2014

For the year ended December 31, 2014, our net cash used in investing activities was €290 million, primarily the result of:

(i)	€330 million of capital expenditures, including €169 million related to additions to property, plant and equipment and €161 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”;

(ii)	€39 million related to cash acquired on transactions with the non-controlling interests in Ferrari International Cars Trading (Shanghai) Co. L.t.d.; and

(iii)	€1 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.

Investing Activities—Year Ended December 31, 2013

For the year ended December 31, 2013, our net cash used in investing activities was €267 million, primarily the result of:

(i)	€271 million of capital expenditures, including €162 million related to additions to property, plant and equipment and €109 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”; and

(ii)	€4 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.

Investing Activities—Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash used in investing activities was €258 million, primarily the result of:

(i)	€258 million of capital expenditures, including €161 million related to additions to property, plant and equipment and €97 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”;

(ii)	€2 million related to the increase in investments and other financial assets; and

(iii)	€2 million proceeds from the sale of property, plant and equipment and intangible assets.

Financing Activities—Year Ended December 31, 2014

For the year ended December 31, 2014, net cash used in financing activities was €122 million, primarily the result of:

(i)	€247 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€30 million related to net repayments of bank borrowings and other debt; and

(iii)	€15 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. L.t.d.

These cash outflows were partially offset by:

(i)	€89 million related to net proceeds from the change in financial liabilities with FCA; and

(ii)	€81 million related to proceeds from third party financial liabilities, driven largely by an increase in borrowings from banks.

Financing Activities—Year Ended December 31, 2013

For the year ended December 31, 2013, net cash used in financing activities was €163 million, primarily the result of:

(i)	€227 million related to the increase in deposits in FCA’s cash management pools, and

(ii)	€10 million of cash used for the repayment of bank borrowings.

These cash outflows were partially offset by:

(i)	€51 million related to net proceeds from the net change in financial liabilities with FCA;

(ii)	€15 million related to proceeds from bank borrowings, driven largely by an increase in borrowings from banks, and in particular due to financing obtained by Ferrari Financial Services Japan KK to fund its financing portfolio; and

(iii)	€8 million in net proceeds of other debt.

Financing Activities—Year Ended December 31, 2012

For the year ended December 31, 2012, net cash used in financing activities was €194 million, primarily the result of:

(i)	€293 million related to net repayments of financial liabilities with FCA; and

(ii)	€7 million related to dividends paid to non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. L.t.d.

These cash outflows were partially offset by:

(i)	€73 million related to a decrease in the deposits in FCA Group cash management pools;

(ii)	€23 million net proceeds from other debt; and

(iii)	€10 million related to proceeds from bank borrowings.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the six months ended June 30, 2015 were €151 million (€127 million for the six months ended June 30, 2014) and €330 million for the year ended December 31, 2014 (€271 million and €258 million for the years ended December 31, 2013 and 2012, respectively).

The following table sets a forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2015 and 2014, and for each of the years ended December 31, 2014, 2013 and 2012:

	For the six months ended June 30,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	75	67	145	93	84
Patents, concessions and licenses	2	-	13	13	8
Other intangible assets	1	3	3	3	5

Total intangible assets	78	70	161	109	97

Property, plant and equipment
Land	-	-	-	-	2
Industrial buildings	10	1	4	10	10
Plant, machinery and equipment	39	40	77	129	89
Other assets	7	1	12	12	8
Advances and assets under construction	17	15	76	11	52

Total property, plant and equipment	73	57	169	162	161

Total capital expenditures	151	127	330	271	258

Intangible assets

Our total capital expenditures in intangible assets for the six months ended June 30, 2015 were €78 million (€70 million for the six months ended June 30, 2014), and €161 million for the year ended December 31, 2014 (€109 million and €97 million for the years ended December 31, 2013 and 2012, respectively), the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.

For the six months ended June 30, 2015, we invested €75 million in externally acquired and internally generated development costs, of which €25 million related to development of the 488 GTB, a new model which was presented in early 2015, €41 million related to development of models to be launched in future years, €5 million related to investments to develop other existing models in our product line and €4 million related to components.

For the six months ended June 30, 2014, we invested €67 million in externally acquired and internally generated development costs, of which €31 million related to the development of the 488 GTB, €9 million related to development of the California T, €6 million related to the LaFerrari and €13 million related to development of models to be launched in future years, €4 million related to investments to develop other existing models in our product line and €4 million related to components.

For the year ended December 31, 2014, we invested €145 million in externally acquired and internally generated development costs, of which €60 million related to the development of the 488 GTB, €60 million related to investments to develop existing models, including the FF, the California T and the LaFerrari and €15 million related to components. Furthermore, during the year ended December 31, 2014, we invested an additional €10 million related to the development phase for a new car not yet scheduled to launch.

For the year ended December 31, 2013, we invested €93 million in externally acquired and internally generated development costs of which €24 million related to the development the LaFerrari, €51 million related to investments to develop existing models in our product line up and in particular, the California T and the 458 VS. Furthermore, we invested €18 million in the development of the new 488 GTB street car.

For the year ended December 31, 2012, we invested €84 million in externally acquired and internally generated development costs of which €32 million related to LaFerrari, €28 million related to the California T and €15 million related to the F12berlinetta.

Investment in other intangible assets mainly relates to costs recognized for the registration of trademarks, patents, concessions and licenses.

Property, plant and equipment

Our total capital expenditure in property, plant and equipment for the six months ended June 30, 2015 was €73 million (€57 million for the six months ended June 30, 2014) and €169 million for the year ended December 31, 2014 (€162 million and €161 million for the years ended December 31, 2013 and 2012, respectively).

Our most significant investments generally relate to plant, machinery and equipment, which amounted to €39 million for the six months ended June 30, 2015 (€40 million for the six months ended June 30, 2014) and €77 million for the year ended December 31, 2014 (€129 million and €89 million for the years ended December 31, 2013 and 2012, respectively) and to a lesser extent advances and assets under construction, which amounted to €17 million for the six months ended June 30, 2015 (€15 million for the six months ended June 30, 2014) and €76 million for the year ended December 31, 2014 (€11 million and €52 million for the years ended December 31, 2013 and 2012, respectively). In particular, our most significant investments include engine assembly lines and plant and machinery used for engine testing to ensure engines deliver the expected performance prior to installation in the car, referred to as the test bench.

For the six months ended June 30, 2015, investments in plant and machinery of €39 million were composed of €15 million related to the 488 GTB, €4 million related to engine assembly lines, €2 million of plant related to our personalization program, €2 million related to the California T, €1 million related to LaFerrari, €1 million related to test bench equipment and machinery and the residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.

For the six months ended June 30, 2014, investments in plant and machinery of €40 million were composed of €9 million related to the California T, €6 million related to the LaFerrari, €6 million related to engine assembly lines, €2 million related to the 488 GTB, €2 million related to the personalization program and €1 million related to test bench equipment and machinery. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.

For the year ended December 31, 2014, investments in plant, machinery and equipment of €77 million, were composed of €44 million related to the investments in engine assembly lines, €10 million to test bench equipment and machinery and €3 million related to upgrade works performed on the wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.

For the year ended December 31, 2013, investments in plant, machinery and equipment of €129 million, were composed of €91 million related to the construction of new assembly line for the V12 hybrid engine for use in the LaFerrari which entered into production in 2013, €9 million for test bench equipment and machinery and €4 million related to upgrade and improvement works performed on our wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.

For the year ended December 31, 2012, investments in plant, machinery and equipment of €89 million, were composed of €47 million related to investments in engine assembly lines, €12 million for equipment and machinery, and €5 million related to wind tunnel upgrade and improvement. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars. For the year ended December 31, 2012, capital expenditures related to engine assembly lines include investments made in the V6 engine assembly line, the products of which are sold to Maserati.

Advances and assets under construction for the six months ended June 30, 2015 amounted to €17 million (€15 million for the six months ended June 30, 2014) and €76 million for the year ended December 31, 2014 (€11 million and €52 million for the years ended December 31, 2013 and 2012, respectively).

In particular for the six months ended June 30, 2015, and for the six months ended June 30, 2014, advances and assets under construction primarily related to investments in car production lines. For the year ended December 31, 2014, advances and assets under construction included €26 million related to the construction of the new building to house our Formula 1 racing team activities (€10 million for the year ended December 2013), €37 million related to the production line of the 488 GTB, which was launched in 2015, and €13 million in the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.

Net Cash/(Net Debt)

Net Cash/(Net Debt) is the primary measure used by management to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Cash/(Net Debt) at June 30, 2015, December 31, 2014 and 2013, using information derived from the consolidated statement of financial position and on a pro forma basis at June 30, 2015 using information derived from our unaudited pro forma condensed consolidated statement of financial position, each included elsewhere in this prospectus.

	At June 30,		At December 31,
	2015	2015	2014	2013
	(Pro Forma)	(Historical)	(Historical)	(Historical)
	(€ million)
Cash and cash equivalents	258	258	134	114
Deposits in FCA Group cash management pools	-	1,098	942	684

Total liquidity	258	1,356	1,076	798

Financial liabilities with FCA Group	-	(428)	(379)	(242)
Financial liabilities with third parties	(2,267)	(139)	(131)	(76)

Total Net Cash/(Net Debt)	(2,009)	789	566	480

Cash and cash equivalents

Cash and cash equivalents of €258 million at June 30, 2015 (€134 million at December 31, 2014 and €114 million at December 31, 2013) consist primarily of bank current accounts. Our cash and cash equivalents are denominated in various currencies and available to certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During the six months ended June 30, 2015, Maserati fully settled the receivable, which at December 31, 2014 amounted to €147 million, deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At June 30,	At December 31,
	2015	2014	2013
	(€ million)
Chinese Yuan	179	74	66
Japanese Yen	53	27	30
Euro	12	10	12
U.S. Dollar	3	14	-
Other currencies	11	9	6

Total	258	134	114

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We access funds deposited in these accounts on a daily basis and have the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA’s ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximates fair value based on the short maturity of these investments. Of the total €1,098 million of deposits in FCA Group cash management pools at June 30, 2015 (€942 million at December 31, 2014 and €684 million at December 31, 2013), €1,022 million was denominated in Euro and €76 million in U.S. Dollars (at December 31, 2014 and 2013, €844 million and €647 million was in denominated in Euro and €98 million and €37 million in U.S. Dollars, respectively). These arrangements will be terminated upon the Separation.

Total liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools) at June 30, 2015 was €1,356 million, of which 76.3 percent was denominated in Euro, 13.2 percent in Chinese Yuan, 5.8 percent in U.S. Dollars and 4.7 percent in other currencies. Total liquidity at December 31, 2014 was €1,076 million, of which 79.4 percent was denominated in Euro, 10.5 percent in U.S. Dollars, 6.9 percent in Chinese Yuan, and 3.2 percent in other currencies. Total liquidity at December 31, 2013 was €798 million, of which 82.6 percent was denominated in Euro, 8.3 percent in Chinese Yuan, 4.6 percent in U.S. Dollars and 4.5 percent in other currencies.

Financial liabilities with FCA Group

Financial liabilities with FCA Group at June 30, 2015 were €428 million (€379 million and €242 million at December 31, 2014 and 2013, respectively) and primarily relate to a credit line held with Fiat Chrysler Finance North America, the purpose of which is to finance the activities of our financial services portfolio in the Americas. The facility is denominated in U.S. Dollars and bore interest of LIBOR plus a spread of 100 bps to May 31, 2015 and LIBOR plus a spread of 220 bps from June 1, 2015.

Financial liabilities with third parties

Financial liabilities with third parties at June 30, 2015 were €139 million (€131 million and €76 million at December 31, 2014 and 2013, respectively). Financial liabilities with third parties relates to a number of arrangements mainly used to support the financial services operations. In particular, of the total financial liabilities with third parties at June 30, 2015, (i) €67 million related to a Ferrari Financial Services Inc.(€62 million and nil at December 31, 2014 and 2013, respectively), (ii) €29 million related to Ferrari Financial Services Japan KK (€34 million and €12 million at December 31, 2014 and 2013, respectively), (iii) €22 million related to Ferrari Financial Services S.p.A. (€15 million and €42 million at December 31, 2014 and 2013, respectively), (iv) €19 million related to Ferrari S.p.A. (€19 million and €16 million at December 31, 2014 and 2013, respectively) and (v) €2 million and €6 million at June 30, 2015 and December 31, 2013 related to other entities.

The financial liabilities with third parties of Ferrari Financial Services Inc. relate to a U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread. This facility was renewed in July 2015 and increased to $150 million, from $75 million, and is payable in January 2016.

The financial liabilities with third parties of Ferrari Financial Services Japan KK, relate to medium-term loans provided by various local banks, denominated in Japanese Yen with maturity dates up to November 2016.

Other borrowings have been provided by various other banks, and are primarily denominated in the functional currency of the entity receiving the financing.

Funding of the Financial Services Portfolio

At June 30, 2015, approximately 95 percent (approximately 99 percent at December 31, 2014 and 98 percent at December 31, 2013) of our financial services portfolio was funded through third party and intercompany debt.

Free Cash Flow

Free Cash Flow is one of management’s primary key indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the six months ended June 30, 2015 and 2014, and for the years ended December 31, 2014, 2013 and 2012, using information derived from our consolidated statement of cash flows:

	For the six months ended June 30,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(€ million)
Cash flows from operating activities	416	262	426	454	463
Cash flows used in investing activities	(152)	(128)	(290)	(267)	(258)

Free Cash Flow	264	134	136	187	205

Free Cash Flow for the six months ended June 30, 2015 was €264 million, an increase of €130 million from Free Cash Flow of €134 million for the six months ended June 30, 2014. The increase in our Free Cash Flow was attributable to an increase in cash generated from operations, which was partially offset by an increase in cash used in investing activities. The cash generated from operations benefited from an increase in EBITDA and the impact of the decrease in receivables from financing activities, driven by the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China.

Free Cash Flow for 2014 was €136 million, a decrease from €187 million for 2013 and €205 million for 2012. The decrease in Free Cash Flow was attributable to an increase in cash used in investing activities and in particular by investments in intangible assets, mainly due to investments in development costs for new models and enhancements to existing models.

Off Balance Sheet Arrangements

We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 28 “Commitments” to our Annual Consolidated Financial Statements included elsewhere in this prospectus.

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2014:

	Payments due by period
	1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt(1)	3	13	5	1	22
Operating lease obligations(2)	9	13	3	-	25
Unconditional minimum purchase obligations(3)	56	41	7	6	110
Purchase obligations(4)	52	-	-	-	52

Total contractual obligations	120	67	15	7	209

(1)	Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due. Contractual obligations for interest payments are based on contractual terms and current interest rates on our long-term debt obligations and amount to €323 thousand due within one year, €490 thousand due from one to three years, €296 thousand due from three to five years and €416 thousand due after five years. For additional information see Note 23 “Debt” to our Annual Consolidated Financial Statements included elsewhere in this prospectus. The table above does not include short-term debt obligations or the credit line with FCA. Our long-term debt has changed significantly as a result of the Restructuring transactions and, in particular, the issue of the FCA Note which has a principal amount outstanding of €2.8 billion following the Restructuring. We intend to refinance the FCA Note using third party financing. See “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(2)	Operating lease obligations mainly relate to leases for commercial properties and certain assets used in our business.
(3)	Unconditional minimum purchase obligations relate to our unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. In particular, such agreements primarily relate to the purchase of research and development services and to a lesser extent, tooling obligations.
(4)	Purchase obligations represent obligations to purchase property, plant and equipment of €52 million due within one year.

The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2014 as follows:

Amount
(€ million)
Debt (as per Note 23)	510
Short-term debt obligations	(488)

Long-term debt	22

Pension, post-employment benefits and other provisions for employees

We provide post-employment and other benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2014 the liability for such obligations amounted to €77 million (€65 million at December 31, 2013). See Note 21 to the Annual Consolidated Financial Statements.

Qualitative and Quantitative Information on Financial Risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from the geographic distribution of our shipments, as we generally sell our models in the currencies of the various markets in which we operate, while our industrial activities are all based in Italy, and primarily denominated in Euro.

Our exposure to interest rate risk arises from the need to fund certain activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

As part of the FCA Group, we have applied the FCA Group policy, which foresees the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for.

As a result of applying the FCA Group policies with respect to foreign currency exchange exposure, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported in the following section does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Quantitative information on foreign currency exchange rate risk

We are exposed to risk resulting from changes in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•	Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2014, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 44 percent of our turnover (45 percent in 2013).

•	The main foreign currency exchange rate to which we are exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States, Canada and Mexico, and other markets where the U.S. Dollar is the reference currency. In 2014, the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 63 percent (63 percent in 2013) of the total currency risk from commercial activity. Other significant exposures included the foreign currency exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of our total foreign currency exchange rate exposure for commercial activity in 2014, with the exception of the Pound Sterling, which represented approximately 12 percent (13 percent in 2013). It is our policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until 2014, some exposures were covered over a 24-month rolling period, and since 2015 such timeframe has been reduced to 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

•	Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, China, Hong Kong, Japan, Australia and Singapore. As our reporting currency is the Euro, the income statements of those subsidiaries are converted into Euro using the average foreign currency exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in foreign currency exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•	The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in foreign currency exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

There have been no substantial changes in 2014 in the nature or structure of exposure to foreign currency exchange rate risk or in our hedging policies.

The potential decrease in fair value of derivative financial instruments held by us at December 31, 2014 to hedge against foreign currency exchange rate risk (currency swaps/forwards), which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €178 million (€147 million at December 31, 2013). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Quantitative information on interest rate risk

Our exposure to interest rate risk, though less significant, arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These financial market risks could significantly affect our financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements.

Our most significant floating rate financial assets are our deposits in FCA Group cash management pools, cash and cash equivalents and certain receivables from financing activities (mainly financial receivables from FCA Group companies, factoring receivables, dealer financing and some client financing receivables) while our debt generally bears floating rates of interest. At December 31, 2014, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €598 thousand on an annual basis (€481 thousand at December 31, 2013). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Information on credit risk

Receivables from financing activities amounting to €1,224,446 thousand at December 31, 2014 (€862,764 thousand at December 31, 2013) are shown net of the allowance for doubtful accounts amounting to €14,201 thousand (€10,865 thousand at December 31, 2013). After considering the allowance for doubtful accounts, €12,032 thousand of receivables were overdue (€14,707 thousand at December 31, 2013). Therefore, overdue receivables represent a minor portion of our receivables from financing activities.

In addition, of the total receivables from financing activities, €1,059,592 thousand (€799,872 thousand at December 31, 2013) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.

New Standards, Amendments and Interpretations under IFRS

For a summary of the new standards, amendments and interpretations under IFRS which have been issued by the IASB that will have mandatory application in 2015 or subsequent years, see Note 2 to the Annual Consolidated Financial Statements.

EXCHANGE RATES

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S.$ per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Period	Low	High	Average	Period End
Year ended December 31, 2010	1.1959	1.4536	1.3262	1.3269
Year ended December 31, 2011	1.2926	1.4875	1.3931	1.2973
Year ended December 31, 2012	1.2062	1.3463	1.2859	1.3186
Year ended December 31, 2013	1.2774	1.3816	1.3281	1.3779
Year ended December 31, 2014	1.2101	1.3927	1.3210	1.2101
Year ended December 31, 2015 (through October 16, 2015)	1.0524	1.2015	1.1102	1.1360

The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this prospectus.

Period	Low	High
April 2015	1.0582	1.1174
May 2015	1.0876	1.1428
June 2015	1.0913	1.1404
July 2015	1.0848	1.1150
August 2015	1.0868	1.1580
September 2015	1.1104	1.1358
October 2015 (through October 16, 2015)	1.1200	1.1437

On October 16, 2015, the noon buying rate for U.S. Dollars was €1.00 = U.S.$1.1360.

BUSINESS

Overview

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes luxury, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles, including most recently the Constructor World title in 2008. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 182 authorized dealers operating 204 points of sale.

We believe our cars are the epitome of performance, luxury and styling. We currently sell nine models, including seven sports cars (458 Italia, 488 GTB, 458 Spider, 488 Spider, F12berlinetta and our special series 458 Speciale and 458 Speciale A) and two GT cars (California T and FF). In March 2015, we launched the 488 GTB, which is replacing the 458 Italia and, in September 2015, we launched the 488 Spider, our latest sports car, which is replacing the 458 Spider. We expect to gradually replace our 458 models with successor 488 models during 2015 and the next several years. We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.

In 2014, we shipped 7,255 cars, and recorded net revenues of €2,762 million, net profit of €265 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €693 million and earnings before interest and taxes (EBIT) of €389 million. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and deliberately monitor and maintain our production volumes and delivery wait-times to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 45 percent, 34 percent, nine percent and 12 percent of units shipped in 2014. In recent years we have allocated a higher proportion of shipments to the Middle East and Greater China and, to a lesser extent, the Americas and a lower proportion to Europe, reflecting changes in relative demand as part of our strategy to manage waiting lists and maintain product exclusivity.

We license the Ferrari brand to a select number of producers and retailers of luxury and lifestyle goods, and we sell Ferrari-branded merchandise through a network of 20 franchised and 12 owned Ferrari stores and on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 425 million television viewers annually. Although our most recent Formula 1 world title was seven years ago, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Our History

Our company is named after our founder Enzo Ferrari. An Alfa Romeo driver since 1924, Enzo Ferrari founded his own racing team, Scuderia Ferrari, in Modena in 1929, initially to race Alfa Romeo cars. Though appointed head of Alfa Romeo’s racing team in 1938, he left the position in 1939 to set up his own company, initially called Auto Avio Costruzioni. In late 1943, Enzo Ferrari moved his headquarters from Modena to Maranello, which remains our headquarters to this day.

In 1947, we produced our first racing car, the 125 S. The 125 S’s powerful 12 cylinder engine would go on to become synonymous with the Ferrari brand. In 1948, the first road car, the Ferrari 166 Inter, was produced. Styling quickly became an integral part of the Ferrari brand.

In 1950, we began our participation in the Formula 1 world championship, racing in the world’s second Grand Prix in Monaco, which makes Scuderia Ferrari the longest running Formula 1 team. We won our first Constructor World Title in 1952. Our success on the world’s tracks and roads extends beyond Formula 1, including victories in some of the most important car races such the 24 Hours of Le Mans, the world’s oldest endurance automobile race, and the 24 Hours of Daytona.

In 1951, we started collaborating with Carrozzeria Scaglietti, founded by Sergio Scaglietti in nearby Modena, for the production and assembly of our cars’ chassis. In 1977, we acquired Carrozzeria Scaglietti, where the bodyworks and chassis of all of our cars are still assembled today. Carrozzeria Scaglietti is our only production facility located outside Maranello.

Between 1950 and 1960, our car shipments more than tripled and in the late 1960s, we partnered with the Fiat group, which acquired a 50 percent stake in Ferrari in 1969.

Also in the late 1960s, to benefit from the widening audience of Formula 1, we began entering into sponsorship agreements and displaying the logos of our sponsors on the spoilers and chassis of our single-seaters. In 1968, we were first sponsored by Shell, and in 1973, we were first sponsored by Philip Morris International. Shell and Philip Morris International remain two of our principal sponsors today.

In the 1970s we began producing cars with our first rear-mounted V8 engines, such as the 308 GTB in 1975, which enjoyed great commercial success. Overall, shipments continued to increase in the 1970s, driven by the success of two-seater sports cars such as the 308 GTB and GTS. In the 1980s we experienced further shipment growth, due in part to the success of the Testarossa. During this period we increased our design and production of special series and limited edition supercars, including the 1984 Ferrari 288 GTO and 1987 Ferrari F40, our first supercars.

After the death of our founder Enzo Ferrari in 1988, the Fiat group increased its interest in Ferrari to 90 percent, with the remaining 10 percent being held by Enzo Ferrari’s son, Piero Ferrari.

In 1997, we acquired ownership of Maserati from Fiat and built a new Maserati dedicated engine factory in Maranello. After the Fiat group re-acquired full ownership of Maserati in 2005, we continued to develop and manufacture engines for Maserati, including the most recent F160 3.0-litre V6 Turbo engines.

In 1995, we launched our second supercar, the F50. From 2002 to 2004, we also produced the Enzo supercar, our fastest car at the time, which was introduced and named in honor of Enzo Ferrari. The Enzo is the predecessor of our most recent limited production supercar, LaFerrari.

The 2000s were a decade of expansion for Ferrari in terms of geographic reach, volumes, and range of products offered. We have significantly expanded our presence in new markets, such as the Middle East, China, Japan and the rest of the Far East and consolidated our position in traditional markets such as the United States, the United Kingdom and Germany, which resulted in a much higher degree of geographical diversification. While in 1993, 58 percent of cars were shipped to Italy, Germany and the United States, those markets now represent 45 percent of our shipments. Over the same period, we have expanded our product range, and in particular we sought to cater to the needs of clients who wish to experience a higher level of comfort and drivability, while maintaining the superior performance characteristics of a Ferrari. Finally, in 2002, we began our branding activities with the launch of Ferrari branded products sold in our network of Ferrari stores (see “—Brand Activities”). During this decade we won six Constructor and Drivers’ World Titles. In 2008, we completed our product range with the launch of a V8 GT car, the California.

At present, 90 percent of our share capital is held by FCA, and 10 percent by Piero Ferrari. This offering is part of a plan to separate Ferrari from FCA. (See “The Restructuring and Separation Transactions”).

Our Competitive Strengths

We believe that the following key competitive strengths have been the primary drivers of our success in the past and will be the pillars of our growth strategy going forward.

An iconic brand with superior, enduring power, benefiting from a loyal customer base. Our brand is one of the most iconic and recognizable in the world. We believe the Ferrari brand and our prancing horse logo symbolize luxury, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. The Ferrari brand has also been ranked as one of the world’s most powerful brands by independent surveys, including in 2014 and 2015 surveys published by Brand Finance, based on a range of factors, including customer loyalty, name recognition and overall reputation. Our name and image have been burnished over decades of unparalleled success in automotive racing, particularly through our Formula 1 racing team, Scuderia Ferrari, and the performance and styling of our luxury performance cars. We believe the power of our brand and the passion we inspire in clients and the broader community of enthusiasts is preserved and enhanced by our rigorous production and distribution model, which promotes hard-to-satisfy demand and thus scarcity value in our cars. We promote this passion for our brand by fostering a community of enthusiasts and we reward loyal clients through various initiatives, such as driving events and client activities in Maranello and at motor shows and, more particularly, through providing our most loyal and active clients with preferential access to our newest and highest value cars. As a result, in 2014 approximately 60 percent of our new cars were sold to Ferrari owners and 34 percent of our clients own more than one Ferrari car. As a testament to the enduring power of our brand, vintage Ferraris are among the most sought after cars in the collector market, with nine Ferraris ranking in the top 10 most valuable cars ever sold in public auctions. We also generate revenues from our brand through licensing partnerships, Ferrari retail stores and a theme park, Ferrari World. We believe our success in these activities demonstrates the value of Ferrari as a true global absolute luxury brand.

Global access to growing wealth creation. We target our products to the upper end of the luxury performance car segment and buyers of our cars tend to belong to the wealthiest segment of the population. The size and spending capacity of our target client base has grown significantly in recent years and we expect macroeconomic trends that promote an expanding market for our products to continue, particularly in emerging markets, which have seen significant growth in personal wealth and disposable incomes. In many of our key markets, such as the United States, where we sell over 30 percent of our cars, spending by our target clients has proven to be relatively insulated from short term economic downturns. This provides a resilient source of demand at the upper end of the luxury industry, particularly for our cars, which we have captured through the frequent renewal of our product offering. Our low volume strategy and our tight control over the allocation of our cars allow us to adjust the geographical distribution of our unit sales over time to respond to economic developments in our markets and to benefit from patterns of wealth creation and demand for luxury products in different regions.

Exceptional pricing power and value resilience. The allure of our brand and our controlled production and distribution model promote premium prices for the new cars we sell as well as Ferraris sold in the resale market, which reinforces stability in our new car pricing. We have focused relentlessly on extending the quality, performance and craftsmanship of our cars further into the upper end of the market, through special limited editions selling at prices exceeding €1 million per car, as well as bespoke, one-off cars and extensive personalization of our cars, which on average add 15 percent to selling prices. These limited edition and bespoke vehicles enhance our reputation for exclusivity which in turn supports premium pricing on our standard Sports and GT models. We are confident that this approach, rather than seeking to increase volumes by competing with lower priced luxury or premium cars, will lead to stronger long term financial performance. We believe our strategy, coupled with the spending power of our clients and our ability to offer highly personalized “tailor-made” products, has provided us with enduring premium pricing for our cars. We believe our cars benefit from strong value resilience over time, with high residual value in the resale markets which in turn lowers the total cost of ownership for our clients and promotes repeat purchases.

Racing heritage. We benefit from our racing heritage and foundation and success in Formula 1 World Championships. Our research and development initiatives and the know-how developed through designing, engineering and producing circuit racing cars has allowed us to streamline our new car design and development schedule, to implement a range of cutting-edge innovations to deliver best-in-market performance in our Sports and GT cars and to design, engineer and sell our special series, limited edition and one-off cars, all of which attract significant price premiums. In addition to the research and development support from our racing activities, our prominent role in Formula 1 racing provides us with an incomparable platform from which to promote our brand and technological prowess. In light of this, we do not need to use mainstream product advertising, which we believe would conflict with the image of exclusivity that our clients and enthusiasts expect and, as a result, would be detrimental to our brand. In 2014, Formula 1 races attracted approximately 425 million television viewers around the world, making it one of the world’s most watched sport series in the year. We believe the success and prominence of Scuderia Ferrari, the most successful team in Formula 1 history, gives us a strong marketing advantage in the luxury performance car market.

Leading edge engineering capabilities. We believe that our cars are the epitome of performance, luxury and styling. Our cars integrate industry-leading technological and engineering capabilities which benefit from the know-how gained through our racing activities. Our constant engineering improvements, for example, have resulted in significantly more powerful engines over time. The V8 engine mounted in the 430 model in 2005 had 490hp, while the V8 turbo engine mounted in the 488 GTB and 488 Spider models in 2015 has 670 hp. Innovations transferred from our racing team to our street cars include innovative electronic control systems, carbon fiber parts and KERS (Kinetic Energy Recovery System) technology. While we continue to focus intently on the higher end of the luxury performance car market, we have rounded out our range of products in recent years to cater to different client preferences, ranging from pure performance to cars characterized by more refined and luxurious interiors to improve comfort and drivability. Our cars’ distinctive designs, when taken together with their performance and luxury status, provide Ferrari with a unique character, which, in turn, contributes to increased brand strength.

Flexible and efficient development and production process. Our focus on the upper end of the luxury performance car market, the dedication and skill of our engineers and developers and the clarity and focus of our product marketing objectives, allow us to design and develop new models exceptionally quickly. Our racing heritage, which is characterized by an annual design, develop and build schedule, as well as our engineering and design focus has enabled us typically to bring to market new models in approximately 40 months, depending on the modifications (approximately 33 months for modified or “M” models), measured from the beginning of the development project to the start of production. The flexibility of our development process is such that we are able to continue to modify and adjust a new model’s specifications throughout the development phase and near to the scheduled launch of the model. The speed and flexibility of our development process reduces development costs for new models and allows our newest models to be fully responsive to changes in technology and market demand. This also allows us to renew our model line-up on a more frequent and regular schedule; we typically seek to launch at least one new model every year. Our models have an average lifecycle of four or five years

(depending on market dynamics) followed by a significantly modified and enhanced version after the fourth or fifth year of production. This predictable lifecycle supports both new car sales and the value of models both in the primary and resale markets. We believe this lifecycle also ensures that our products remain more responsive to the expectations of our clients than those of other luxury performance car manufacturers. Furthermore, we recently renovated our production facilities, which positions us to accommodate meaningful increases in production with limited additional investments. This gives us the flexibility to prudently increase sales of our cars to meet growing demand while retaining the exclusivity and scarcity of our cars.

Strong and resilient financial performance and profile. Our brand, clients and product positioning provide us with an exceptional track record of financial performance that has withstood market challenges throughout economic cycles. In the year ended December 31, 2014, we recorded net revenues of €2,762 million, net profit of €265 million, Adjusted EBITDA of €693 million and Adjusted EBITDA margin of 25.1 percent, EBIT of €389 million and EBIT margin of 14.1 percent and we shipped 7,255 cars. We have recorded shipment growth of 34 percent in the last 10 years and, during the financial crisis, suffered only a single year of modest (less than 5 percent) decline in shipments in spite of the luxury status of our cars and the discretionary nature of their purchase. From 2005 to 2014 we achieved a compound annual growth rate in net revenues of seven percent and our 2014 Adjusted EBITDA margin of 25.1 percent represented an increase of 6.9 percentage points over 2005. We believe this exceptional financial performance positions us as not just a leading luxury automaker, but as one of the world’s leading absolute luxury brands. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

Superior Talent. We benefit from the experience and expertise of a strong team of managers, technical employees and racing talent, combining industry knowledge, technological expertise, sporting success and financial savvy. We believe our brand and technological heritage has enabled us to attract the best technical talent from a wide range of fields. We recently hired a leading Formula 1 manager and a new driver to allow us to capitalize on our strong technical position and return to a higher level of racing success, while our employees, particularly at our facilities in and around Maranello, Italy, include a large number of highly skilled engineers, designers, technicians and artisans. Our management team also benefits from the leadership of our CEO, Amedeo Felisa, who brings over 40 years of automotive technical experience and skill to his leadership role, and our chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of our parent company, FCA, into the seventh largest automaker in the world (based on 2014 vehicle sales). We believe our small but skilled team gives our brand the leading talent in the industry and the ability to carry out our business plan objectives.

Our Strategies

We intend to maintain and extend our leading position in the luxury performance sports car market and to continue to protect and enhance the value and exclusivity of the Ferrari brand and its association with the lifestyle we believe it represents. Within these parameters, we aim to achieve profitable growth by pursuing the following strategies.

Controlled growth in developed and emerging markets. While we will continue to pursue a low volume production strategy and maintain our reputation for exclusivity, we intend to respond to growing demand, both in emerging markets as well as in response to demographic changes and the growth in the size and spending capacity of our target clients. We believe we can grow in a controlled manner while preserving the exclusivity of our brand by continuing to focus on distinct market segments and maintaining a strong pipeline of new car launches. We will also continue to explore controlled growth in emerging markets to capitalize on the substantial wealth creation and the growing affluent populations in those markets, while maintaining our historic control over the relative allocation of cars among regions in order to maintain proper balance of our supply to support both demand for our cars and our brand reputation over the long term.

Regular new model introductions and enhancements. We intend to continue our effective strategy of regularly launching new cars with enhanced technological innovations and design improvements, capitalizing on the speed and flexibility of our design, engineering and production processes. We also intend to alternate our new model launches among our distinct product segments in order to preserve the exclusivity and enduring value of each new car launch, while ensuring that our clients have continuing access to the latest technology and design. We will also continue periodically to design and launch limited edition supercars and very limited series and one-off cars, which command significantly higher prices, in order to satisfy the demands of our most affluent and loyal clients and to inspire our clients who purchase our Sports and GT cars to purchase our newer and enhanced models. Notwithstanding the regular introduction of new products, we intend to continue the practice of managing waiting lists in our various geographic markets to respond appropriately to relative levels of demand by balancing the need to enhance exclusivity while minimizing any concerns for client satisfaction. We expect that increasing technological content of our cars combined with clients’ appetite for our distinctive designs will continue to support pricing at the upper end of the luxury performance market in each of our car segments.

Pursue Excellence in Formula 1 Racing. We intend to continue to pursue success in Formula 1 racing through Scuderia Ferrari, the most successful team in Formula 1 history. We believe that competitive success in Formula 1 racing both promotes our brand and excites passion in our employees, clients and other Ferrari enthusiasts and we will devote the resources we believe are required to maintain that success. In addition to the know-how we develop in designing, engineering and producing Formula 1 racing cars that we apply to our Sports and GT cars, we continue to believe that the success of our business, the image of our brand and the allegiance of our clients is enhanced by our racing success, which will, among other things, position us to extend the Ferrari brand into other luxury and lifestyle segments. More generally, we believe that our Formula 1 racing team allows us to promote and market our brand and technology to a global audience more effectively than traditional advertising activities, which enhances the aura of exclusivity around our brand.

Controlled growth in adjacent luxury and lifestyle categories. We intend to maintain the Ferrari brand’s reputation for exclusivity and selectively extend the brand through initiatives that are compatible with our brand image and the loyal following we enjoy among our clients and other Ferrari enthusiasts. We expect over time to expand the Ferrari brand into a range of other luxury goods and in adjacent lifestyle categories through third party licensing and partnerships, but intend to do so only in a manner that preserves the strength and exclusivity of our brand. We also intend to expand our retail activities with balanced growth through new openings of direct point of sales in order to increase our presence in the United States and in Europe as well as improving our franchising activities in selected locations. We will also promote the Ferrari brand through carefully selected theme park locations that we believe will attract consumers including current clients as well as those who aspire to become our clients. We believe these strategies will allow us to extend the reach of our brand to additional consumers, which we believe will further enhance our position as a premier luxury lifestyle brand.

Industry Overview

Luxury performance cars share several characteristics with other luxury goods such as quality, aesthetics, rarity, exclusivity and a high degree of non-functional associations all of which leads to significantly higher pricing as compared to mass market goods within the same category. While affected by global macroeconomic conditions, the luxury goods market is also impacted by several more specific factors, such as, in recent years, the significant economic growth and wealth creation in certain emerging economies and rising levels of affluence and demand from the emerging middle and upper classes in Asia and a general trend towards urbanization. Particularly following the 2008-2009 downturn, this has led the global luxury goods market to return to perform better than global GDP, as shown in the chart below.

Sources: Bain & Company, 2015 for Global Personal Luxury Goods Market and World Bank Data, 1995-2014 for Global GDP.

Within the luxury goods market, we define our target market for luxury performance cars as two-door cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 150,000 (including VAT). The luxury performance car market historically has followed relatively closely growth patterns in the broader luxury market. The luxury performance car market is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.

Following the sharp recession of 2008-2009, the luxury performance car market has been resilient to further economic downturns and stagnation in the broader economy, also a result of the increase of new product launches, although the luxury performance car market has not yet returned to the pre-recession levels. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are all produced by established European manufacturers.

Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants, which in turn has resulted in higher sales overall in the market.

Unlike in other segments of the broader luxury market, however, in the luxury performance car market, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement a new product is capable of creating and capturing its own demand from clients.

•	Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 80% of the total Ferrari shipments in 2014).

•	Data for the Luxury Performance Car Industry based on units registered (in USA, Brazil, Japan, Hong Kong, Taiwan, Australia, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in South Korea, Thailand, China, New Zealand, Singapore and Indonesia) in each period. Source: USA: US Maker Data Club, Brazil—ANFAVEA; Austria—OSZ; Belgium—FEBIAC; France—AAA; Germany—KBA; UK—SMMT; Italy—UNRAE; Netherlands- RDC; Spain- TRAFICO; Sweden—BranschData; Switzerland—ASTRA; China—China Automobile Industry Association—DataClub; Hong Kong—Hong Kong Motor Trader Association; Taiwan—Ministry of Transportation and Communications; Australia—VFACTS-S; Japan—JAIA; Indonesia—GAIKINDO; New Zealand—VFACTS; Singapore—LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea—KAIDA; Thailand -Department of Land Transportation.

The luxury performance car market has not yet returned to pre-recession levels. However, as shown in the chart above, our sales in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

In 2014, our market share in the luxury performance car market was 22.9 percent (27.0 percent in 2013), with a 25.0 percent (30.3 percent in 2013) market share in the sports car segment and 18.8 percent (20.7 percent in 2013) market share in the GT segment. The chart below set forth our market shares in all geographical markets in which we operate.

•	Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 80% of the total Ferrari shipments in 2014).

•	Data for the Luxury Performance Car Industry based on units registered (in USA, Brazil, Japan, Hong Kong, Taiwan, Australia, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in South Korea, Thailand, China, New Zealand, Singapore and Indonesia) in each period. Source: USA: US Maker Data Club, Brazil—ANFAVEA; Austria—OSZ; Belgium—FEBIAC; France—AAA; Germany—KBA; UK—SMMT; Italy—UNRAE; Netherlands- RDC; Spain- TRAFICO; Sweden—BranschData; Switzerland-ASTRA; China—China Automobile Industry Association— DataClub; Hong Kong— Hong Kong Motor Trader Association; Taiwan—Ministry of Transportation and Communications; Australia—VFACTS-S; Japan—JAIA; Indonesia—GAIKINDO; New Zealand—VFACTS; Singapore—LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea—KAIDA; Thailand—Department of Land Transportation.

While we monitor our market share as an indicator of our brand appeal, we do not regard market share in the luxury performance market as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing. In recent years, we have produced a substantially constant number of cars per year in furtherance of that strategy, and, therefore, our market share has decreased as a result of the increase in overall market volumes. (See “—Our Strategies”).

Competition

Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies as well as small producers exclusively focused on luxury cars, like us. The luxury performance car market includes a sports car segment and a GT segment.

In the sports car segment our products, are the 488 GTB, 488 Spider, 458 Italia, 458 Spider, 458 Speciale, 458 Speciale Aperta and F12berlinetta and our principal competitors are Lamborghini (Huracán and Aventador), McLaren (650S), Porsche (911 Turbo and Turbo S), Mercedes (SL 63/65 AMG), Aston Martin (Vanquish and V12 Vantage/ S) and Audi (R8 V10). In the GT segment our products are the California T and FF models and our principal competitors are Rolls-Royce (Wraith), Bentley (Cont. GT/GTC, V12 and V8 (Speed and S version), GT3-R), Aston Martin (DB9) and Mercedes (CL 63/65 AMG, S Coupé 63/65 AMG).

In recent years, the market has shifted somewhat with an increased focus on the GT segment and the lower priced range of the sports car market, with larger automotive groups expanding their offering of premium cars to enter the luxury performance car market.

Competition in the luxury performance car market is driven by the strength of the brand, and the appeal of the products in terms of performance, styling, novelty and innovation as well as on the manufacturers’ ability to renew its product offerings regularly in order to continue to stimulate customer demand. Larger automotive groups with a product offering in the luxury performance car market typically have larger financial resources compared to the small luxury car producers and therefore may have more flexibility in planning for product launches and capital spending over time.

Competition among similarly positioned luxury performance cars is also driven by price and total cost of ownership. We believe that the resilience of the value of our cars after a period of ownership is an important competitive factor because it decreases the total cost of ownership for our clients and promotes repeat purchases.

Sports and GT Cars

Our current product range consists of nine models, including seven range models and two special series, equipped with either eight or twelve cylinder engines and divided into two classes: Sports cars and GT cars. We target end clients seeking high performance cars with distinctive design and state of the art technology. Within these parameters, we offer different models to meet our clients’ varying needs and to differentiate our line-up from that of other manufacturers’, ranging from the exceptional performance of our Sports cars to the luxury and drivability of our GT cars. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), body styles (such as coupes and spiders), and seating (2 seaters and 2+2 seaters).

Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state of the art vehicle dynamics components and controls. In our sports car class, we offer five range models: four of which are equipped with mid-rear V8 engines, namely the 458 Italia (with 570hp), the 488 GTB (with 670 hp) which, starting from the second half of 2015, is replacing the 458 Italia, the 458 Spider (with 570hp) and the 488 Spider (with 670 hp) which, starting from the fourth quarter of 2015, is replacing the 458 Spider; and one equipped with a front V12 engine with 740hp, the F12berlinetta, the most powerful range model we have ever built. Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and quality of life on-board. In our GT class, we offer one model equipped with our V8 engine with 560 hp, the California T, and one model equipped with our V12 engine with 660hp, the FF, our first all-wheel drive four seat car. We also from time to time design, engineer and produce special series cars which are based on our range models but introduce novel product concepts. These cars are characterized by significant hardware and software mechanical modifications designed to enhance performance and drivability. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Our current special series models are the Ferrari 458 Speciale and the 458 Speciale Aperta (a limited edition special series coupe based on the 458 Speciale).

In addition to our range models and special series described above, we also continue the longstanding Ferrari tradition of limited edition supercars, very limited series (fuoriserie) and one-off cars. Our limited edition supercars, which we typically launch in seven to 10 year intervals, are the highest expression of Ferrari performance and are often the forerunners of technological innovations for the future range models, with innovative features and futuristic design. We launched our latest supercar, LaFerrari, in 2013 with a limited production run of 499 models. Our fuoriserie cars can be based on range or special series mechanical components, but are characterized by important exterior body modifications resulting in an innovative product by concept or design. These exclusive cars are linked to specific events or celebrations, such as the Sergio (named after longtime designer of Ferrari cars, Sergio Pininfarina) and the F60 America (celebrating our 60th anniversary of sales in the United States). Our one-off cars are designed to meet the varying needs of our most loyal and discerning clients. They reflect the exact design and specifications required by the clients, and are produced as a single, unique vehicle. (See “—Limited Edition Supercars, Fuoriserie and One-Offs”).

The table below sets forth our unit shipments for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, by geographic market:

(Number of cars and % of total cars)	For the six months ended June 30,				For the years ended December 31,
	2015	%	2014	%	2014	%	2013	%	2012	%
EMEA
UK	456	12.3%	408	11.1%	705	9.7%	686	9.8%	686	9.3%
Germany	214	5.8%	353	9.6%	616	8.5%	659	9.4%	755	10.2%
Switzerland	155	4.2%	181	4.9%	332	4.6%	350	5.0%	366	4.9%
Italy	139	3.8%	132	3.6%	243	3.3%	206	2.9%	318	4.3%
France	129	3.5%	138	3.8%	253	3.5%	273	3.9%	330	4.5%
Middle East(1)	185	5.0%	232	6.3%	521	7.2%	472	6.7%	423	5.7%
Rest of EMEA(2)	320	8.7%	349	9.5%	604	8.3%	663	9.5%	825	11.1%

Total EMEA	1,598	43.3%	1,793	48.8%	3,274	45.1%	3,309	47.3%	3,703	50.0%

Americas(3)	1,287	34.8%	1,199	32.7%	2,462	33.9%	2,382	34.0%	2,208	29.8%
Greater China(4)	261	7.1%	289	7.9%	675	9.3%	572	8.2%	789	10.7%
Rest of APAC(5)	548	14.8%	387	10.6%	844	11.7%	737	10.5%	705	9.5%

Total	3,694	100.0%	3,668	100.0%	7,255	100.0%	7,000	100.0%	7,405	100.0%

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)	Rest of EMEA includes Africa and the other European markets not separately identified.
(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)	Greater China includes China, Hong Kong and Taiwan.
(5)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

The table below sets forth our unit shipments for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, with a breakdown of Sports and GT cars:

(Number of cars)	For the six months ended June 30,		For the years ended December 31,
	2015	2014	2014	2013	2012
Sports
V8(1)	1,581	2,077	3,651	3,944	4,274
V12(2)	645	900	1,565	1,401	481

Total Sports	2,226	2,977	5,216	5,345	4,755

GT
V8	1,280	454	1,645	1,219	1,589
V12	188	237	394	436	1,061

Total GT	1,468	691	2,039	1,655	2,650

TOTAL	3,694	3,668	7,255	7,000	7,405

(1)	Includes 458 Speciale and 458 Speciale A for 2014 and 458 Speciale for 2013 and for 2012.
(2)	Includes LaFerrari starting from the fourth quarter of 2013.

We are also actively engaged in after sales activities driven, among other things, by the objective of preserving and extending the market value of the cars we sell. We believe our cars’ performance in terms of value preservation after a period of ownership significantly exceeds that of any other brand in the luxury car segment. High residual value is important to the primary market because clients, when purchasing our cars, take into account the expected resale value of the car in assessing the overall cost of ownership. Furthermore, a higher residual value potentially lowers the cost for the owner to switch to a new model thereby supporting client loyalty and promoting repeat purchases.

Range Models and Special Series

Our products include the range models and special series described below. Our range models currently include five Sports cars, 458 Italia, 488 GTB, 458 Spider, 488 Spider and F12berlinetta, and two GT cars, California T and FF. In March 2015, we launched the 488 GTB, which is replacing the 458 Italia and, in September 2015, we launched the 488 Spider, our latest sports car, which is replacing the 458 Spider. We have started shipping our first 488 GTB in the second half of 2015 and we expect to gradually replace our 458 models with successor 488 models in the next several years. We expect to begin shipping of our first 488 Spider models in November 2015.

We also offer special series cars based on our range models. These cars are characterized by significant hardware and software modifications (engine, aerodynamics, and dynamics among others), designed to enhance performance and drivability when compared to current range models. Our current special series models are 458 Speciale and 458 Speciale A.

All of our range and special series models feature highly customizable interior and exterior options such as forged rims, luxury leathers, seat style, panoramic roof, dashboard and steering wheel inserts (see “—Personalization Program and Tailor Made Program”).

458 Italia

The 458 Italia is a two-seater sports car with a 570 hp mid-rear mounted V8 engine, launched in 2009. Its longitudinally-mounted engine is influenced by Ferrari’s Formula 1 racing technology, and has been engineered to reach 9,000 rpm, a first on an eight cylinder road car. The 458 Italia is designed as a pure sports car, for drivers seeking spirited performance on and off the track. The cabin features a reinterpretation of Ferrari’s traditional sports car interior themes, with clean and simple yet innovative components. The redesigned and intuitive ergonomics have resulted in a completely driver-oriented layout. Among other international awards, the 458 Italia claimed the International Engine of the Year Award in both the Best Performance Engine and Above 4.0 litre categories for both 2011 and 2012. We discontinued production of the 458 Italia, which is being replaced by the 488 GTB, in May 2015.

488 GTB

The 488 GTB is a two seater berlinetta with a 670 hp mid-rear mounted V8 engine and is replacing the 458 Italia. It was launched in March 2015, 40 years after we unveiled our first ever mid-rear-engined V8 model (the 308 GTB). Its large signature air intake scallop evokes the original 308 GTB and is divided into two sections by a splitter. Designed for track-level performance, the 488 GTB can also provide enjoyment to non-professional drivers for everyday use. Accelerating from 0-200 km/h in only 8.3 seconds, its new 3902 cc V8 turbo engine is at top of the class for power output, torque and response times. In the cabin, the seamless integration of the new satellite control clusters, angled air vents and instrument panel heightens the sense that the cockpit is completely tailored around the driver, leading to an extremely sporty yet comfortable ambiance.

458 Spider

Launched in 2011, the 458 Spider is a two seat coupe with a 570 hp mid-rear mounted V8 engine and is the world’s first mid-rear-engine car with a retractable hard top. If offers the full experience of sports car driving, especially on mixed and challenging surfaces, but aims to cater to those who do not need to constantly push their car to the limit on the track. Unlike the 458 Italia, the engine air intakes have been moved to the rear spoiler, close to the gearbox, clutch and oil radiators. Like the 458 Italia and the 458 Speciale (see below), the Spider draws inspiration from Formula 1 single-seaters, and has been made 12 percent more aerodynamic than its convertible predecessors, such as the F430. Among its other awards, it was named 2012’s “Best of the Best” convertible by the Robb Report (a prominent luxury periodical). We currently expect to stop producing the 458 Spider by the end of July 2015.

488 Spider

Our latest sports car, the 488 Spider, launched in September 2015, is a two seat coupe with a 670 hp mid-rear mounted V8 engine and is replacing the 458 Spider. Its retractable hard top, which saves approximately 25 kg on a soft top, unfolds and retracts in 14 seconds and can also be raised or lowered while the car is moving. Designed around the retractable hard top concept, the 488 Spider combines the prowess of the 488 GTB coupe’s mid-rear V8 with innovations in aerodynamics, including a new Ferrari-patented blown spoiler, which allows air to enter an intake at the base of the rear screen and exit via the bumper and reduces drag. The 488 Spider accelerates from 0 to 100 km/h in 3.0 seconds and from 0 to 200 km/h in 8.7 seconds and offers exceptional dynamic behavior, with close to no turbo lag and response time of just 0.8 seconds. Production of the 488 Spider started in September 2015 and shipments are expected to begin in November 2015.

458 Speciale

The 458 Speciale was launched in 2013 and features a 605 hp V8 engine. It is aimed at clients willing to trade some on board comfort for a more track focused car. With a Ferrari-patented special active aerodynamics designed by the Ferrari Design Centre and Pininfarina, it is currently our most aerodynamic road car. Building on the integration of Formula 1 technology, on-track handling is enhanced by Ferrari’s Side Slip Angle Control (SSC) system, which employs an algorithm to analyze the car’s side slip, compare it to the car’s projected trajectory and work with the electronic differential to instantly change the torque distribution between the rear wheels. The Speciale is available as a two seat coupe. We currently expect to stop producing the 458 Speciale by October 2015.

458 Speciale A

The 458 Speciale A (equipped with a 605 hp V8 engine) debuted at the 2014 Paris Auto Show and features the most powerful naturally aspirated V8 engine ever produced for a Ferrari spider. It is the latest variant of the 458 models, and celebrates the remarkable success of this line. It adopts the innovative retractable hard top that has become a signature of Ferrari spiders and features significantly improved combustion, mechanical and volumetric efficiency. The 458 Speciale A was rated Top Gear’s 2014 Convertible of the Year, and has collected an array of other international motoring awards and track victories. The 499 models produced come as a two seat coupe. We currently expect to stop producing the 458 Speciale A by November 2015.

F12berlinetta

Launched in 2012, the F12berlinetta is equipped with a 740 hp V12 engine. It is the most powerful high performance Ferrari sports car ever built. Built around evolved transaxle architecture with cutting-edge components and control systems, it sets a new standard in aerodynamics and handling. Though conceived as a performance automobile, the F12berlinetta is capable of both high speed and long-distance driving. In 2013 it won the International Engine of the Year Award in both the Best Performance category and Best Engine above 4.0 liters category.

California T

The California T, which followed the great success of our 2008 California model, is equipped with a 560 hp V8 turbo engine. Launched in 2014, it is the only GT car in the segment to combine a retractable hard top, rear seats and a ski passage to the spacious trunk. Its new turbocharged V8 engine comes with a variable boost management system. This makes it the only turbo engine in the world with close to no turbo lag. It also features a revised rear and interior design and a 15 percent reduction in fuel consumption compared to its predecessor.

FF

Launched in 2011, the FF, our first four-wheel drive model, is equipped with a 660 hp V12 engine. Among its main innovations, the FF features the patented lightweight 4RM system, which transmits torque to all four wheels, thus allowing a 50 percent saving in weight compared to a traditional four-wheel drive system and a lower center of gravity to be maintained. Part of our GT class, the FF features an elegant two door, four seat sporting layout, and the best cabin and luggage space and occupant comfort in its class.

Personalization Program and Tailor Made Program

All of our models feature highly customizable interior and exterior options, which together comprise our personalization catalogue. Some of these options include custom shop wheels, alternate brake caliper colors, parking cameras, magneride dual mode suspension, sport exhaust systems, different panoramic roof options, various door configurations, steering wheel inserts and state of the art custom high fidelity sound systems.

With our “Special Equipment” program, we offer clients additional customization choices for their car. Our specialists are able to guide clients in creating a very customized car through a wide catalog of special items such as different types of rare leathers, custom stitching, special paints, special carbon fiber, and personalized luggage sets designed to match the car’s interior.

The “Atelier” and “Tailor Made” programs provide two additional levels of personalization in accordance with the expectations of our clients. Both programs benefit from the Maranello factory environment that inspires clients’ special requests. In particular, in the “Tailor Made” program a dedicated Ferrari designer assists clients in selecting and applying virtually any specific design element chosen by the client. Our clients benefit from a large choice of finishes and accessories in an array of different materials (ranging from cashmere to denim), treatments and hues. To assist our clients’ choice we also offer three collections inspired by Ferrari’s own tradition: Scuderia (taking its lead from our sporting history), Classica (bringing a modern twist to the styling cues of our signature GT models) and Inedita (showcasing more experimental and innovation-led personalization).

Limited Edition Supercars, Fuoriserie and One-Offs

In line with our tradition of supercars starting with the 288GTO in 1984 through to the Enzo, which we launched in 2002, we also produce limited edition supercars. These are the highest expression of Ferrari performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuoriserie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.

LaFerrari

Launched in 2013, LaFerrari is the latest in our line of supercars. Planned for a total production run of just 499 cars, LaFerrari is our first car with hybrid technology. Alongside its powerful rear-wheel drive layout V12 engine (which generates 800 hp), the hybrid system comprises two electric motors and a special battery consisting of cells developed by the Scuderia Ferrari where the F138 KERS technology was pioneered. Because the battery generates an additional 163 hp, LaFerrari has a combined total of 963 hp. LaFerrari’s HY-KERS system is designed to achieve seamless integration and rapid communication between the V12 and electric motor, thus blending extreme performance with maximum efficiency. Thanks to the hybrid technology, LaFerrari generates almost 50 percent more horsepower than the Enzo, its predecessor, and 220 hp more than the F12, our most powerful car to date.

F60 America

The F60 America, a V12 open air roadster, celebrates our 60 years in the United States and is available to U.S. clients only. It combines two of our American clients’ great passions—the modified V12 engine and open-top driving. The exterior is finished in North American Racing Team livery, with special 60th anniversary prancing horse badges adorning the wheel arches. Inside, the F60America features bespoke cabin trim, with the driver’s side finished in red and the passenger side in black—a nod to our historic competition cars. We have pre-sold ten F60s, with scheduled production and delivery between 2015 and 2016.

Sergio

The Sergio is a 605 hp V8 2-seater barchetta named after Sergio Pininfarina. The car celebrates the spirit and core values of the historic company on the 60th anniversary of its collaboration with Ferrari. The Sergio’s performance and dynamics are designed for excellence even when pushed to the limits. Based on the 458 Spider, it retains the latter’s technological content as well as all of the functional aspects of its cockpit. It is powered by the latest 605 hp model of Ferrari’s naturally aspirated 4,497 cubic centimeter V8 engine, which has won multiple categories of the International Engine of the Year award from Engine Technology International magazine in three of the last four years. This power unit also guarantees a 0 to 100 km/h acceleration in just three seconds. We produced six Sergio cars, all of which have been sold and will be dispatched to our clients by the end of 2015.

One-Offs

Finally, in order to meet the varying needs of our most loyal and discerning clients, we also from time to time produce one-off models. While based on the chassis and equipped with engines of one of the current range models for registration purposes, these cars reflect the exact exterior and interior design and specifications required by the clients, and are produced as a single, unique car.

Non-Registered Racing Cars

Based on our Sports and GT cars, we also develop and manufacture special racing cars. These cars are not registered for use on the road and may only be used on track. Clients and private teams purchase these cars for the purpose of participating in our non-competitive and competitive client events, such as Corse Clienti (see “—Client Relations”), or competing in other GT racing competitions, such as the GT2, GT3 and Grand-Am.

In 2014, we produced a total of thirty-seven 458 Challenge cars, which are reserved for owners competing in our mono-brand Ferrari Challenge championship. In 2014, we also produced a total of sixteen 458 GT cars aimed at drivers participating in Grand Tourism competitions worldwide.

Since 2005, we have also operated our XX Program, a non-competitive “owner-test drivers” program organized at some of the best known race tracks in Europe, Asia and North America. Through the XX Program, we test advanced solutions and technological innovations by providing a select group of clients the opportunity to drive cars enhanced with superior power and performance characteristics. As part of this program, we have developed the FXX K, based on LaFerrari, shipments of which started in the second quarter of 2015.

Sales and After-Sales

Our commercial team, which includes 177 employees at December 31, 2014, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) Greater China (which includes The People’s Republic of China, Taiwan and Hong Kong), and (iv) Rest of APAC (which includes the rest of Asia and Oceania).

Dealer network

We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer. At June 30, 2015, our network comprised 182 dealers operating 204 points of sale.

We do not own dealerships and our strategy does not generally contemplate owning dealerships.

We believe that our careful and strict selection of the dealers that sell our cars is a key factor for promoting the integrity and success of our brand. Our selection criteria are based on the candidates’ reputation, financial solidity and track record. We are also mindful to select dealers who are able to provide an in-store experience and to market and promote our cars in a manner intended to preserve the Ferrari brand integrity and to ensure the highest level of client satisfaction.

While dealers may hold multiple franchises, we enjoy a high degree of prominence and level of representation at each point of sale, where most of the client interface and retail experience is exclusive to Ferrari. Our network and business development team works directly with individual dealers to ensure various standards are met. All dealers must conform to our rigorous design, layout and corporate identity guidelines ensuring uniformity of the image and client interface. Through the Ferrari Academy we provide training to dealers for sales, after sales and technical activities to ensure our dealer network delivers a consistent level of market leading standards across diverse cultural environments. We train and monitor dealers intensively and we collect and observe data relating to their profitability and financial health in order to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our representatives visit dealerships regularly to measure compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances including failure to meet performance or financial standards, or failure to comply with our guidelines.

We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we provide direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).

The total number of our dealers has been relatively stable in recent years and the number of dealers as well as their geographical distribution tends to reflect closely the development or expected development of sales volumes to end clients in our various markets over time. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.

The chart below sets forth the geographic distribution of our 204 points of sale at June 30, 2015:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.5 percent of sales, and our 10 largest dealers representing less than 17 percent of sales.

As part of our supply and demand management, we determine allocations based on various metrics including expected developments in the relevant market, the number of cars sold historically by the various dealers, current order book of dealers and the average waiting time of the end client in the relevant market. We have recently introduced an enhanced order reporting system which allows us to collect and monitor information regarding end client orders and assists us in production planning, production allocation and dealer management.

Parts

We supply parts for current and older models of Ferrari to our authorized dealer network. In addition to substitution of spare parts during the life of the car, sales are driven by clients’ demand for parts to customize their cars and maximize performance, particularly after a change in ownership and to compete in the Ferrari Challenge and other client races. We also supply parts to Ferrari models currently out of production, with stocks dating back to 1995. The stock of parts for even older models is currently owned and managed by a third party which in some cases also manufactures out-of-stock parts based on our design. The sale of parts is a profitable component of our product mix and it is expected to benefit from the increase in the number of Ferrari cars in circulation.

After Sales

Dealers provide after sale services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 239 facilities worldwide. After sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

We also sell certain cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.

While we do not have any direct involvement in pre-owned car sales, we seek to support a healthy secondary market in order to promote the value of our brand, benefit our clients and facilitate sales of new cars. Our dealers provide an inspection service for clients seeking to sell their car which involves detailed checks on the car and a certification on which the client can rely, covering, among other things, the authenticity of the car, the conformity to original technical specifications, and the state of repair. Furthermore, we offer owners of classic Ferrari cars maintenance and restoration services.

Client Relations

Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.

Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Formula 1 Activities”). We also engage in other brand-promotional activities, including participation in motor shows and other public events.

Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long term relationships with our clients, which is key to our success. In 2014, approximately 60 percent of our new cars were sold to Ferrari owners.

By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari—from first contact, through purchasing decision process, to waiting-time management and ownership.

Client events

We organize a number of client events at Maranello and elsewhere.

Our factory in Maranello is the core of our client engagement strategy and a symbolic hub attracting clients and prospects worldwide. Upon invitation, clients and prospects can visit the factory, witness some of its workings and experience several Ferrari core values such as heritage, exclusivity and customization. At the factory, clients have the opportunity to configure their cars through our personalization and bespoke program (see “—Personalization”).

Clients are also invited to celebrations and other events that we organize in various markets. Some recent examples include the celebration of Ferrari North America’s 60th Anniversary in Beverly Hills, Los Angeles, where over 1,000 Ferraris paraded on the streets, and the celebrations of the Year of the Horse in China.

Every new model launch is carefully staged and selected clients and prospects have preferential access to the new car. The new model presentation begins with the release of images providing a preliminary, often partial view of its design. Clients are then invited to a preview or world premiere. A public model presentation generally follows at motor shows where clients are provided access to the Ferrari stand. Further country and regional events follow before delivery of the first cars to dealers.

Driving events

Driving events serve the dual objective of allowing clients to experience at their best the emotion of driving a Ferrari car, and to foster client loyalty and repeat purchases by creating superior car-usage occasions. Track and sporty driving activities are mainly targeted to clients with a preference for sports models.

In addition to several track day activities, organized by local sales departments and dealers to allow clients to use their cars on ad-hoc rented tracks, Ferrari has a central department responsible for professionally organizing races and racing courses, Corse Clienti. The Corse Clienti activities take place on some of the world’s most famous race tracks, and include both competitive races, such as the Ferrari Challenge Championships, and non-competitive events, such as with XX and F1 Programme. The XX and F1 Programme is a highly selective initiative dedicated to a restricted group of clients who own non-homologated GT race cars and F1 cars previously used in the Formula 1 Championship. Ferrari Challenge and XX/Formula 1 events are sometimes accompanied by so-called Ferrari Racing Days. These events are open to non-competing clients and prospects and a wider audience, and they offer the opportunity for important client gatherings.

In addition to on-track racing, we organize various on-the-road driving events, including both proprietary formats (Ferrari Cavalcade) or with a branded presence within an established driving event. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars participate in their own regularity rally taking place shortly before the start of the classic Mille Miglia and Targa Florio races.

We see nurturing our clients’ passion for driving as a key asset for our future commercial success, particularly in markets where racing traditions are less pronounced. We offer on-track driving courses to our clients, catering to different levels of skill and experience and teaching essential driving skills for high performance cars. In our newer markets, such as China, we also offer complimentary driving courses on track to any new car buyer.

Ferrari Classiche

Through our “Ferrari Classiche” service, we offer specialized maintenance and restoration services to owners of Ferraris older than 20 years. We use either original components and spare parts or replicas based on the original specifications and our restoration service offers our clients the opportunity to reinstate any classic Ferrari to its pristine, original conditions. Each year Ferrari Classiche carries out maintenance works on approximately 40 cars and performs approximately 10 full restorations.

Ferrari Classiche also issues certificates of authenticity to Ferrari models older than 20 years and to all Ferrari racing cars, including Formula 1 single-seaters of any age, to attest the authenticity of the cars and of their components. Each certified car undergoes a thorough technical inspection, at the Ferrari Classiche workshop in Maranello or at certain of our authorized dealers worldwide, to verify that the car’s chassis, engine, gearbox, transmission, suspension, brakes, wheels, bodywork and interior are original, or otherwise comply with, the car’s original specifications. If the inspection is successful, our committee of experts, chaired by Piero Ferrari, the Vice Chairman of Ferrari S.p.A., grants the certification. In recent years Ferrari Classiche has on average granted approximately 400 certificates of authenticity per year.

Formula 1 Activities

Our participation in the Formula 1 world championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our Sports and GT cars. The Formula 1 world championship is the highest class for single-seat auto races, attracting the best drivers, engineers and designers. Importantly, with over 425 million television viewers in 2014 (Source: Formula One Management (FOM)), it is the most watched annual sport series in the world.

Formula 1 cars rely on advanced technology, powerful engines and cutting edge aerodynamics, making them the most advanced racing vehicles in motorsports. Single seater Formula 1 racing cars can reach speeds of up to 360 km/h (220 mph). While Europe is the sport’s traditional base, Formula 1’s reach has expanded significantly and an increasing number of Grand Prix are held in non-European countries, such as China, Bahrain, United Arab Emirates, Singapore, Australia, Brazil, Canada, Japan and the United States. This provides participants in the world championship exceptional visibility on the world stage, as also evidenced by the growing volume of dedicated media to the events, including websites, blogs, magazines and other publications.

Our Scuderia Ferrari has participated in the Formula 1 world championship since its beginning in 1950, and won our first Grand Prix in 1951. Since our debut, we have participated continuously in the world championship and we are the oldest and most successful team in the history of Formula 1, with 224 Grand Prix won. On August 23, 2015, at the Spa-Francorchamps circuit in Belgium, we competed in our 900th Grand Prix race. In the 64 years of our racing history, we have won 15 drivers championships and 16 constructors championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red single-seaters including Alberto Ascari, Juan-Manuel Fangio, Niki Lauda, Gilles Villeneuve, Alain Prost and Michael Schumacher. Our main drivers for the 2015 Formula 1 world championship are Sebastian Vettel, currently in his first season with Scuderia Ferrari and winner of four of the most recent five drivers’ championship titles, and Kimi Raikkonen, who won our most recent drivers’ championship in 2007. The two drivers have won a combined 62 Grand Prix races.

Our Formula 1 racing performance has been less successful over the past several years as our most recent driver’s championship and constructors’ championship were in 2007 and 2008, respectively. To address this, we have recently enhanced our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. In addition to increasing our research and development activity to improve car performance, these efforts have included adding to the racing team Sebastian Vettel, one of the most successful drivers in recent years, and Maurizio Arrivabene as team principal.

Participation in the world championship is regulated by bilateral Team Agreements entered into between Formula One World Championship Limited (FOWC), the Formula 1’s commercial rights holder, and each competing Formula 1 racing team (including Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motor sport’s governing body. The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA regulations, regulate how the cars are manufactured and the teams compete in races and include technical regulations governing aspects ranging from tyres, weight, to ignition, fueling and throttle requirements, and sporting regulations covering scoring and racing procedures. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular television broadcasting royalties and other sources, such as racetrack owners’ fees. Shares in a prize fund equal to approximately 60 percent of earnings before interest, tax, depreciation and amortization from commercial activities and broadcasting rights are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing a set of single-seaters each year and the costs associated with managing a racing team including earnings of drivers, who generally are among the most highly paid athletes in the world.

Improvements in technology and, sometimes, changes in regulation, require the design and production of a new racing car every year. Therefore, we begin designing our single-seaters each year in April in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components mounted on our cars are adjusted from race to race depending on the characteristics of the circuits.

To maximize the performance, efficiency and safety of our single-seaters, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our engines and cars. We often transfer technologies initially developed for racing to our road cars. Examples include traction control systems, gear shifting steering wheels, and the use and development of carbon fiber, which makes cars lighter and faster. Our road cars (especially our sports car models) have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focused on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery system, or KERS, technology. KERS recovers a moving vehicle’s kinetic energy while braking, storing it in a reservoir. Building on our racing team’s expertise, we developed a hybrid KERS system, for our LaFerrari road car.

The high brand visibility we achieve through success in the world championship has historically enabled us to benefit from significant sponsorships. Philip Morris International has been Scuderia Ferrari’s official sponsor for over forty years and, together with Shell (our official sponsor since 1996) and Banco Santander (our official sponsor since 2008) remain our principal official sponsors. Other official sponsors include TNT (Energy Drink), Alfa Romeo, UPS, Kaspersky lab, Weichai, Hublot and Claro. Our official suppliers include, among others, Pirelli, Puma, Oakley and IVECO. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to mention Ferrari in their marketing materials.

We utilize the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in the Scuderia Ferrari paddock to watch Grand Prix races, and our Formula 1 drivers participation in various promotional activities for our road cars. We often sell older single-seaters to clients for use in amateur racing.

More generally, Formula 1 Racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury space, would otherwise incur.

The Mugello Circuit

We acquired the international Mugello circuit in Scarperia, near Florence, in 1988. We have renovated its buildings, 5.2 km race track and other testing and racing facilities, making Mugello, we believe, one of the world’s finest circuits of its type, with FIA Grade 1 and FIM Grade A certifications, the highest level of homologation for a track- race.

We perform promotional activities in order to rent the Mugello circuit to event organizers who regularly host leading car and motorbike races at the circuit, including the MotoGP World Championship since 1992. Many Formula 1 constructors have also used our Mugello circuit for their development tests.

In 2011, the Mugello circuit won its fifth “Best Grand Prix” award, the highest honor given by the motor sport world for MotoGP organizers. The Mugello circuit is the only track race to have received this award five times.

Brand Activities

Ferrari is one of the world’s leading luxury brands. We engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed Ferrari stores, licensed theme park and the development of a line of products sold exclusively in our Ferrari stores and on our website www.store.ferrari.com.

Licensing and Theme Park

We enter into license agreements with a number of licensees for the design, development and production of Ferrari branded products.

We carefully select our licensees through a rigorous process and we contractually seek to ensure that our brand and intellectual property are protected and that the products which will eventually bear our brand are of adequate quality, appearance and market positioning.

The table below sets forth our current licensing mix.

Category	Principal Licensees
Accessories	¡ Oakley (sunglasses) ¡ Tod’s (shoes and leather goods)
Consumer electronics	Various
Sportswear	Puma
Theme Parks	¡ Ferrari World, Abu Dhabi ¡ Ferrariland, Port Aventura
Toys	¡ Bburago (play-set) ¡ Lego (Lego toys)
Video games	¡ Electronic Arts ¡ Microsoft ¡ Sony Polyphony ¡ Ubisoft
Watches	¡ Hublot (co-branded high-luxury watches) ¡ Movado (Scuderia Ferrari Watches)
Other (including models collectors, kid apparels and accessories, stationary and credit cards)	Various

A significant portion of our revenues from licensing activities consists of royalties we receive in connection with Ferrari World, our theme park in Abu Dhabi (12 percent of royalties generated by licensing activities). Ferrari World opened on Yas Island—on the North East side of Abu Dhabi’s mainland in 2010 and it is currently the only operating Ferrari theme park. Ferrari World’s iconic sleek red roof is directly inspired by the classic double curve side profile of the Ferrari GT body, spanning 200,000 square meters and carrying the largest Ferrari logo ever created. Ferrari World Abu Dhabi offers an all-around Ferrari experience to children and adults alike. The attractions include futuristic 4D rides such as the child-friendly Speed of Magic and the world’s fastest roller-coaster which reaches speeds of 240 km/h and simulates the breathtaking adrenaline rush of a Ferrari single-seater. In the G-Force experience, visitors are launched 62 meters upwards and over the roof of the Park before being pulled back to earth.

In 2014 we reached an agreement with PortAventura Entertainment S.A.U. to open Ferrari’s first European theme park at the PortAventura resort near Barcelona in Spain. PortAventura Entertainment S.A.U. has announced a planned investment of €100 million and the park is expected to open in 2016. In the long-term we aim to open one theme park in each of the main geographic areas where we operate, including North America and Asia.

Retail and E-Commerce

Through our network of Ferrari stores (franchised or directly managed), we offer a wide range of Ferrari branded products, including a line of products exclusively sold in our Ferrari stores and on our website. All Ferrari branded product we sell in our stores and on our website are either manufactured by our licensees, or directly sourced from our selected network of suppliers.

At June 30, 2015, there were a total of 32 retail Ferrari stores, including those in Milan, St. Petersburg, Singapore, Macau, New York, Las Vegas, Honolulu and Miami (United States), Johannesburg (South Africa), Dubai and Abu Dhabi (UAE), including 20 franchised stores and 12 stores owned and operated by us.

We require all franchisees to operate Ferrari stores according to our standards. Stores are designed, decorated, furnished and stocked according to our directions and specifications.

We use multiple criteria to select our franchisees, including know-how, financial condition, sales network and market access. Generally, we require that applicants meet certain minimum working capital requirements and have the requisite business facilities and resources. We typically enter into a standard franchising agreement with our franchisees. Pursuant to this agreement, the franchisee is authorized to sell our products exclusively at a suggested retail price. In exchange, we provide them with our products, the benefit of our marketing platform and association with our corporate identity.

In recent years, our website has proved to be an increasingly valuable sales channel. With over 400,000 registered users in over 90 countries and translations in seven languages, in 2014 it recorded revenues of approximately €6.2 million.

Design, Development and Manufacturing

Design

The design of our cars is an essential and distinctive component of our products and our brand. Our designers, modelers and engineers work together to create car bodies that incorporate the most innovative aerodynamic solutions in the sleek and powerful lines typical of our cars. The interiors of our cars seek to balance functionality, aesthetics and comfort. Our cockpits are designed to maximize the driving experience, more sporty or more comfortable, depending on the model through an ergonomic layout of all main controls clustered on the steering wheel, and our cars’ interiors boast elegant and sophisticated trims and details. A guiding principle of our design is that each new model represent a clear departure from prior models and introduce new and distinctive aesthetic elements.

For the design of our cars we have relied historically on our highly successful collaboration with the Italian car design firm Pininfarina. During over 60 years of collaboration with Pininfarina, our cars have been granted several renowned design awards, including: 458 Italia (Best in Show assigned by Autoweek magazine, 2009, Car of the Year and Supercar of the Year assigned by BBC Top Gear Magazine, 2009 and “Chi È” Cars of the Year 2010), California (Best Buy and Recommended Awards 2009 assigned by Chinese magazine Auto World Magazine and Oriental Award for Best Design, 2009), Enzo (“Best in Show” 2002—Paris Motor Show 2002).

In 2010 we established the Ferrari Design Centre, our in-house design department, in order to improve our control over the design process and ensure long-term continuity of the Ferrari style. All concepts and works from Ferrari Design Centre are marked with our logo “Ferrari Design” (see “—Intellectual Property”). Ferrari Design Centre handles all aspects of automotive styling for the Ferrari road cars product range, including the styling of all external bodywork and components, series production models for the GT and Sports car models, special editions, limited editions, one-off models and concept cars. Ferrari Design also includes a colour & trim team which handles the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the product marketing department. Ferrari Design is also regularly involved with the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”).

The department is organized as an integrated automotive design studio, employing a total workforce of approximately 70 people (both full-time workers and external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.

Ferrari Design Centre entirely designed our most recent cars, such as the 488 GTB, the LaFerrari and the FXX K, while it designed other current range models, such as the F12berlinetta, in collaboration with Pininfarina. Although our collaboration with Pininfarina is still active with regard to certain special models and fuoriserie (see “Sports and GT Cars—Limited Edition Supercars, Fuoriserie and One-Offs—Sergio”), we expect that the design and development of most of our future models will be carried out primarily by our Ferrari Design Centre.

During the 5 years of activity of the Ferrari Design Centre, our cars have been granted several renowned design awards. Among the recent ones are the following:

•	FXX K: Red Dot: “Best of the Best” award for top design quality and ground-breaking design (2015).

•	F12berlinetta: “Compasso d’Oro 2014” (ADI); “Car of the Year 2014” (Robb Report); “Supercar of the Year 2013” (GQ); “Best Coupé 2013” (L’Automobile Magazine); “Design Award, 2012” (Auto Bild); “Goldenes Lenkrad 2012” (Auto Bild); “Supercar of the Year 2012” (Top Gear).

•	LaFerrari: Red Dot design award for high design quality (2015); “Design Award” (AutoScout24 -11th Internet Auto Awards); “Design of the Year 2014” (AutoDesign & Styling Awards); “Best Super Sportscar 2014” (Auto Zeitung); “2014 James May’s Car of the Year” (Top Gear); “Best Cars 2015—Coupé Category” (Motor Presse Iberia).

•	California T: Red Dot design award for high design quality (2015); “The Most Beautiful Automobile Award 2014” (Car & Driver China); “Most Stylish Car 2014” (Schweizer Illustrierte).

•	458 Speciale: “Supercar of the Year 2013” (Top Gear—UK); “2014 Car of the Year” (Evo—UK); “James May’s Car of the Year 2013” (Top Gear—UK); “Supercar of the Year 2013” (Evo Middle East); “2014 Britain’s Best Driver’s Car” (Autocar—UK).

•	458 Speciale A: “Convertible of the Year 2014” (Top Gear UK).

Product Development

Our product development process is highly structured with the aim of allowing us to respond quickly to market demand and technological breakthroughs and to maintain our position at the top end of the market for car performance and luxury. Our technology team is comprised of approximately 580 engineers and technicians at December 31, 2014. All of our cars are designed and engineered in Italy, at our factories in Maranello and Modena (Carrozzeria Scaglietti).

Our product development includes innovation programs, components programs and car programs, with regular management reviews and detailed cycle milestones. Our components programs are intended to ensure technological innovation and support the development of future models rather than to create an “off the shelf” catalog of available components.

All our cars are designed and manufactured based on two highly modular architectures incorporating front and mid-rear engines respectively. This allows for flexible manufacturing at low volumes and easy adaptation to different models with limited additional investment. Our architectures utilize a number of common structures, reducing tooling investment for new model production. When developing a new platform, we focus on innovation, leveraging on our collaboration with the select research centers and universities, and flexibility, allowing us to respond efficiently to potentially varied market demand. The flexibility of our platforms enables us to introduce our highly innovative contents on a wide range of models while, at the same time, reducing the fixed costs connected to the use of multiple platforms.

Consistent with our mission to develop cutting edge sports and GT cars, our product development efforts continually focus on improving core components, such as the powertrain, car dynamics, and the use of materials such as special aluminum alloys and carbon fiber (see “Design, Development and Manufacturing—Production Process”).

The expertise we acquired in these fields has recently guided our efforts to combine improved performance with reductions in CO2 emissions. In recent years, calls for CO2 emissions reductions have come from regulatory initiatives as well as market demand. LaFerrari is an example of such efforts, and we believe it shows our ability to apply our core mechanical know-how to new and expanding fields such as hybrid technology.

The design and development process for a new model currently takes approximately 40 months, depending on the modifications (approximately 33 months for M models), measured from the beginning of the development project to the start of production. We believe this fast development is made possible by our dedicated and concentrated development team as well as by the clarity and focus of the product marketing objectives. Our product marketing team is integrally involved in the entire development process, beginning with the initial product brief and, thereafter, through systematic interaction.

The cadence of production launches is designed to maintain our product portfolio’s leading position in the industry segment and optimize the length of the model lifecycle relative to demand, while limiting research and development spend to maximize its productivity.

Generally, we plan for a four to five year life cycle for our range models. After four to five years, we typically launch a “modified” or “M” model based on the same platform but featuring significant aesthetic updates and technological improvements. This is, for example, the case of the California T, launched in 2014, which replaced and updated the earlier California, featuring new sheet-metal, new interior, a revised chassis and a new turbocharged powertrain. Typically, four years after the launch of the M-model, we start production of an entirely new model based on an completely new or overhauled platform. Therefore, the cumulative life cycle of each of our models is approximately eight to nine years, and typically we have launched one new model every year while keeping four or more range models in production at any time. The actual life cycles of our models vary depending on various factors including market response. Special series have different, typically shorter, lifecycles. We usually utilize additional platforms for production of our supercars, such as LaFerrari.

We also run specific programs for our most critical components, independently from the development of new car models. This is the case of our engines, which we manufacture according to cycle milestones not necessarily connected with the release of a new car model. Since 2011, we have also been producing the new F160 3.0-litre V6 Turbo engine exclusively for Maserati. In 2014, we produced approximately 31,000 F160 engines for Maserati. (See “—Manufacturing of Engines for Maserati”). Many of our components, such as those relating to transmission, power steering, navigation systems and the instrument cluster, are co-designed by us and our suppliers based on our specifications.

Our research and development operations constantly focus on innovating our cars’ concept and package, on powertrains design, car architecture and components development. (See “—Research and Development”).

Procurement

We source a variety of components (including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic, plastic components as well as castings and tires), raw materials (aluminum, and precious metals including palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers.

Our focus on excellence, in terms of luxury and performance, require us to select suppliers and partners that are able to meet our high standards. For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners.” We currently rely on 14 key strategic innovation partners, including GETRAG and Brembo for the supply of transmissions and brakes respectively. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.

For the year ended December 31, 2014, the purchases from our five largest suppliers by value accounted for approximately 22 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.

We recognize the contribution of our suppliers to our success through various initiatives, including Podio Ferrari, an annual event since 2001 devoted to Ferrari’s suppliers who displayed particular excellence or innovative flair.

Production Process

Our production facilities are located in Maranello and in Modena, Italy (see “—Properties”). Our production processes include supply chain management, production and distribution logistics.

Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs—over 40,000 product identifier codes sourced from approximately 1,000 total suppliers—entailing a complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello, and its management is outsourced to the logistics company Kuehne & Nagel.

Most of the manufacturing process takes place in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly, and bench testing; at our second plant in Modena (Carrozzeria Scaglietti) we manufacture our cars’ aluminum bodyworks and chassis. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Procurement”).

In recent years we have made significant investments in our manufacturing facilities, and between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt. We plan our investment activities based on an estimated plant useful life of approximately 20 years. Equipment, on the other hand, may require substantial investment with the introduction of new models, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly.

At December 31, 2014, our production processes employed over 1,250 engineers, technicians and other personnel (approximately 1,100 engineering and production employees and approximately 150 white collar employees). Furthermore, in 2014 we employed additional 239 temporary engineering and production employees for the manufacturing of engines for Maserati. We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts or, to address special peaks in demand, temporary employees. Production could be increased even further with the introduction of a second shift on car assembly lines compared to the single shift currently operated. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.

Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.

Engine Production

Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. Since start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine then goes to the test benches where its power and torque output are measured to ensure it delivers the expected performance. In 2014 we produced an average of 187 engines per day, including approximately nine V12, 47 V8 and 131 V6 for Maserati (see “—Manufacturing of Engines for Maserati”).

Chassis and Body Assembly

In parallel with the assembly of our engines, we prepare our body-shells and chassis at our panel shop Carrozzeria Scaglietti in Modena. The main components of body-shells and chassis are not manufactured internally but are sourced from manufacturers such as Officine Meccaniche Rezzatesi for chassis and Fontana Group for bodies. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 cars. We carefully check the alignment of the various parts—most importantly the engine cover and the wings—with electronic templates and gauges. Our highly trained specialists also perform surface controls to the aluminum panels and work any imperfections on it by either filing or panel beating.

Painting

Our paint shop was inaugurated in 2004 with what we believe to be state-of-the-art technology. When transferred to our paint shop, all body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural anti-electrostatic properties) to clean off any dirt particles or impurities. The bodies are then mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. Painting is automated for the larger surfaces, while it is done by hand for some other localized areas. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish.

Assembly Line and Final Checks

The final assembly of our cars takes place in our new body-shop built in 2008. Assembly of our eight and 12 cylinder cars are carried out separately. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency.

Personalization and Road Tests

The final stage of our car production is the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “Sports and GT Cars—Range Models and Special Series—Personalization Program and Tailor Made program”). After the personalization phase, every car completes a 40-kilometer road test-drive.

Finishing and Cleaning

After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.

Manufacturing of Engines for Maserati

We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte (turbo engines), the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production Process”). In 2014, we sold approximately 800 V8 turbo engines and approximately 4,300 V8 aspirated engines to Maserati.

In 2011 we began producing a family of engines exclusively for Maserati, namely the F160 3.0-litre V6 Turbo engines, in much larger production volumes. Our arrangement with Maserati is currently governed by a framework agreement entered into in December 2014. Pursuant to this agreement, the initial production run consists of up to 160,000 engines in aggregate through 2020. Based on our discussions with Maserati, we expect the production run to increase to up to 275,000 engines in aggregate through 2023 to cater to Maserati’s planned expanded model range and sales. Volumes and pricing are adjusted from time to time to reflect Maserati’s changing requirements. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2014, we sold approximately 31,000 V6 engines to Maserati in three different versions, ranging from 330 hp to 410 hp.

In order to meet the V6 volumes and specifications requirements, we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 and V8 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of V6 F160 engines also differs from the one applicable to Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Procurement”) and then assembled in Maranello on our highly automatized V6 assembly line.

From the sale of engines to Maserati, we recorded net revenues of €251 million in 2014 and €98 million in the six months ended June 30, 2015.

Financial Services

We offer retail client financing for the purchase of our cars through Ferrari Financial Services S.p.A. (“FFS”). FFS, together with its subsidiaries, operates in our major markets, including UK, Germany and the United States. We also offer dealer financing through FFS in the United States. Until December 2014 we offered dealer financing in UK, Germany, Belgium and Switzerland and until May 2015 in Japan.

Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both new and recurrent) interested in purchasing a wide range of cars, from our current product range of Sports and GT cars, to older pre-owned models, to classic models, special series and competition cars, including retired Formula 1 single-seaters. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.

In December 2014, we entered into a partnership with FGA Capital S.p.A. (now FCA Bank S.p.A. or FCAB), a 50/50 joint venture between FCA Italy S.p.A. and Crédit Agricole Consumer Finance S.A. FCAB operates in 16 European countries and we believe that our partnership with FCAB will enable us to extend the reach of our dealer and retail financing services to a larger number of markets in which we operate. Our relationship with FCAB is not expected to change following the Separation.

In May 2015, we entered into a partnership with JACCS Co., Ltd to promote sales volume growth in the Japanese market with a full scale customer and dealer finance arrangement.

In light of our recent partnership with FCAB and JACCS Co., Ltd, and also due to recent changes to the banking and financial laws in Italy, which will subject FFS to much stricter capital and financial requirements, we are currently reviewing our go to market strategy. We expect this review to be completed by the end of 2015.

At December 31, 2014, FFS’s portfolio of financial receivables was €1,060 million in aggregate, including €546 million in the Americas (51 percent of total), €474 million in EMEA (45 percent of total), and €40 million in Rest of APAC (4 percent of total).

Research and Development

We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars.

Our research and development center is in Maranello and, at December 31, 2014, included approximately 300 employees who are part of our broader technology team. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering.

For the six months ended June 30, 2015, we capitalized development costs of €75 million (€67 million for the six months ended June 30, 2014). We capitalized development costs of €145 million in 2014, €93 million in 2013 and €84 million in 2012.

Research and development costs expensed during each period mainly include the research and development incurred for the Formula 1 racing activities to support the development of the sports and GT car models and prototypes, which are expensed as incurred. The following table summarizes our research and development expenditures in the years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015 and 2014:

	For the six months ended June 30,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(€ thousand)
Amortization of capitalized development costs	55,858	61,706	125,497	120,444	97,949
Research and development costs expensed during the period	235,248	214,169	415,336	358,850	333,507

Total research and development costs	291,106	275,875	540,833	479,294	431,456

We transfer technologies developed by our racing team to our Sports and GT models across all core vehicle development areas, such as aerodynamics, powertrain, and car dynamics. To that end, we also transfer research and development personnel between the Formula 1 team and the sports and GT cars team, and the two teams regularly join forces for ad-hoc projects in areas such as combustion engine, new materials or computational fluid dynamics for aerodynamic performance.

Vehicle Concept

Achieving the most efficient combination of lightweight materials and optimal weight distribution gives our cars their superior longitudinal and lateral driving dynamics. We employ a range of technologies to reduce car weight. For our range models we are currently developing an aluminum lightweight chassis and body, which is lighter than a carbon fiber chassis. For LaFerrari we are currently using state of the art carbon fiber technologies, which we developed in conjunction with our Formula 1 research and development team. We are currently developing a new architecture, aimed at further reducing car weight and increasing performance, and thus improving stiffness and reducing noise, vibration and harshness (NVH), among other things.

Powertrain

The powertrain is a core area of our research and development. As with other research and development areas, powertrain research benefits from a constant exchange between the Formula 1 team and designers of our Sports and GT cars.

Engines

Our V12 engines’ output ranges from 660 hp (in the FF), to 740 hp (in the F12), and up to 800 hp (in the LaFerrari). This range highlights our versatility in developing V12 aspirated engines, as there are no other carmakers which currently boast such specific high power ratios. With the new California T and the 488 GTB, we transitioned from aspirated V8 engines to turbo charged engines. This allowed us to increase specific engine power more than 20 percent, while reducing emissions by up to eight percent. All Ferrari turbo engines are designed to have the same throttle response delivered by a naturally aspirated car. To achieve this goal we are investing in cutting edge turbo charging technologies (such as aluminum-titanium-alloys and ball bearings), with our strategic partner IHI.

To further improve efficiency with respect to emissions and performance we continuously improve on our engines, researching new materials with higher specifications for friction, thermal and mechanical stress. We are also investing in technologies that improve the combustion process, with research focusing on high pressure injection and tumble flaps.

Transmissions

Our 7-shift double clutch gearbox is a core element of Ferrari powertrains. The architecture of the gearbox, combined with the shifting technologies developed by Ferrari, allow for one of the fastest and most performance orientated shifts on the market. The 488 GTB demonstrates the potential of this gearbox, reaching the 4th gear limiter in full acceleration in six seconds.

Vehicle dynamics

Suspension, braking systems and tires are key elements of vehicle dynamics. Our vehicle suspensions allow for a very rigid and direct force transmission which increases the response of the car, and we combine those with magnetorheological ride dampers. We continuously collaborate with our strategic partners in our effort to increase damper dynamics.

All Ferraris are equipped with carbon ceramic brakes, renowned for superior breaking performance. With the 458 Speciale we introduced a new generation of carbon ceramic brakes with even higher breaking performance and reduced weight. We plan on equipping future vehicles with these brakes.

Aerodynamics

We are constantly seeking to improve the aerodynamics of our models, working specifically on drag resistance and downforce. The new 488 GTB has an aerodynamic efficiency of 1.67 due to its specially designed front and its rear spoiler. We also use passive and active spoiler systems. Thanks to our collaboration with the racing team, who assist with calculations and testing, we believe we are able to develop innovative solutions in shorter timeframes.

Hybrid technology

With LaFerrari we developed not only a supercar with cutting edge engine performance and driving dynamics, but also a highly sophisticated hybrid car. In conjunction with our partner Magneti Marelli, we developed a compact electric power unit (120KW) and DC/DC charger. The battery (120KW/2,3KWH) was developed in conjunction with our Formula 1 team, who has extensive know-how in high performance powertrains.

The LaFerrari project greatly expanded our knowledge of powertrain electrification (and its implications on performance and efficiency). We actively work to improve performance and efficiency of electric powertrains and to extend the range of electric components in our cars (e.g. electric power steering).

Intellectual Property

We own a number of design and utility patents and registered designs. We expect the number to grow as we continue to pursue technological innovations and to develop our design and brand activities.

We file patent applications in Europe, and around the world (including in the United States) to protect technology and improvements considered important to our business. No single patent is material to our business as a whole.

We also own a number of registered trademarks, designs and patents, including approximately 430 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we filed a total of 4,609 registrations in 128 countries, in most of the main classes for goods and services:

•	“Ferrari” (word)

•	“Ferrari” logotype:

•	the “Prancing Horse” (figurative):

•	the trademark (figurative):

•	the racing shield (figurative):

•	Scuderia Ferrari (word and figurative):

Our Sports and GT car models and Formula 1 single-seater models are also registered as trademarks (and logotypes) and we also register their designs and domain names.

The protection of intellectual property is also increasingly important in connection with our design and brand activities. Therefore, we adopt and follow internal processes and procedures to ensure both that all necessary protection is given to our intellectual property rights and that no third party rights are infringed by us. In addition, we are particularly active in seeking to limit any counterfeiting activities regarding our Ferrari branded products around the world. To reach this goal we closely monitor trademark applications and domain names worldwide, actively interact with national and local authorities and customs and avail ourselves of a network of experienced outside counsels.

Properties

Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 630 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our Sports and GT cars, as well as of our Formula 1 single-seaters. (See “Design, Development and Manufacturing—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.

Between 2003 and 2008 most of the buildings in Maranello, including the paint shop building and the production building, were either rebuilt or renovated. In 2015 we have completed construction of the new building entirely dedicated to our Formula 1 team and racing activities.

Adjacent to the plant is our approximately 3,000 meter Fiorano track, built in 1972 and remodeled in 1996. The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.

We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers (see “Formula 1 Activities—The Mugello Circuit”).

We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks and chassis for our regular range, special series and prototype cars.

The total carrying value of our property, plant and equipment at June 30, 2015 was €589 million.

Employees

Human capital is a crucial factor in our success, in terms of building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, such as our Graduates Project, aimed at identifying and recruiting graduates from the world’s best universities; our appraisal system to assess our manager, professional and white collar employees, through performance management metrics; our talent management and succession planning; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and dedicated wellness programs, including our Formula Uomo program and Formula Benessere program (which offer medical assistance to employees and their families).

At December 31, 2014, we had a total of 2,858 employees, including 78 executives. Of these, approximately 2,700 were based at our Maranello facility, and approximately 140 in offices around the world, mostly in North America and China.

	For the years ended December 31,
	2014	2013	2012
White collar employees	1,177	1,088	1,036
Italy	1,045	968	936
Rest of the world	132	120	101
Blue collar employees	1,603	1,619	1,602
Italy	1,600	1,615	1,598
Rest of the world	3	4	4
Executives	78	80	81

Total	2,858	2,787	2,720

The increase in employees in recent periods principally related to a strengthening of technical competencies, particularly within our Formula 1 activities. Furthermore, in 2012, we began producing engines for the new Maserati cars. The planned production volumes required adoption of innovative work organization mechanisms, in terms of number of shifts and hours, thus enabling effective management of a varying production demand. The new activity required the addition of 239 workers, who are currently on agency contracts. These workers are not included in the total Ferrari employee head count referenced above.

Approximately 14 percent of the employees at our Maranello and Modena facilities were trade union members in 2014. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).

All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement renewed on July 30, 2014 and in effect through December 31, 2015. Our other employees are covered by the collective bargaining agreement entered into by FCA and FIM-CISL, UILM-IUL, FISMIC, UGL and Associazione Quadri e Capi FIAT, which has been recently renewed until December 31, 2018, and by a Ferrari Enterprise Bargaining Agreement signed by us and FIM, UILM and FISMIC which expires on December 31, 2015. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €5,060 gross per year payable in three installments. We expect our employees will remain covered by these collective bargaining agreements after the Separation.

In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

Regulatory Matters

We manufacture and sell our cars around the world and our operations are therefore subject to a variety of laws and regulations relating to environmental, health and safety and other matters. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities and operations, setting strict requirements on emissions, treatment and disposal of waste, water and hazardous materials and prohibitions on environmental contamination. Our vehicles, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). However, we currently benefit from certain regulatory exemptions, because we qualify as a SVM or similar designation in most of the jurisdictions where we sell cars (including the United States). As outlined below, these exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements.

We are in substantial compliance with the relevant regulatory requirements affecting our facilities and products around the world. We constantly monitor such requirements and adjust our operations as necessary to remain in compliance.

Greenhouse gas/CO2/fuel economy legislation

Current European legislation limits fleet average greenhouse gas emissions for new passenger cars to 130 grams of CO2 per kilometer. This target, implemented gradually between 2012 and 2015, calls for 65 percent of the manufacturer’s newly registered cars to comply with the 130 grams limit in 2012, rising to 75 percent in 2013, 80 percent in 2014, and 100 percent from 2015 onwards.

Due to our SVM status we benefit from a derogation from the 130 grams per kilometer emissions requirement available to small volume and niche manufacturers. Pursuant to that derogation, we are instead required to meet yearly CO2 emissions targets, beginning in 2012, reaching a target level of 290 grams per kilometer in 2016 for our fleet of EU-registered vehicles that year. Ferrari has recently introduced two models featuring smaller engines which are expected to contribute to our efforts to meet the target.

In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. We will therefore submit, by the end of 2015, our proposed CO2 emissions target for the 2017-2021 period to the E.U. Commission for approval.

In the United States, both Corporate Average Fuel Economy (CAFE) standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars. Because the control of fuel economy is closely correlated with the control of GHG emissions, the United States Environmental Protection Agency (EPA) and the National Highway Traffic Safety Administration (NHTSA) have sought to harmonize fuel economy regulations with the regulation of GHG vehicle emissions (primarily CO2). These agencies have set the federal standards for passenger cars and light trucks to meet an estimated combined average fuel economy (CAFE) level that is equivalent to 35.5 miles per U.S. gallon for 2016 model year vehicles (250 grams CO2 per mile). In August 2012, these agencies extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon.

However, for model years 2017-2025, the EPA allows a SVM, defined as manufacturers with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. Based on our operational independence from FCA, the EPA has granted us SVM status. We have therefore petitioned the EPA for alternative standards for the 2017-2019 period, which are aligned to our technical and economic capabilities. We expect to receive feedback on this proposal by the end of 2015.

Following the Separation, we intend to petition NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles globally, in order to be eligible for alternate CAFE standards, as permitted under the CAFE program. If our petition qualifying for alternate CAFE standards is successful, NHTSA will determine the appropriate level of CAFE applicable to us for future model years.

In February 2010, the California Air Resources Board (CARB) enacted regulations that deem manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the CARB extended these rules to include model years 2017-2025.

While Europe and the United States lead the implementation of these emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards beginning in 2016.

Exhaust and evaporative emissions requirements

In 2007, the European Union adopted the latest in a series of more-stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars.

In April 2014, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. Beginning in 2017, the emission standards will be phased in and the requirement on fuel producers to reduce sulfur in gasoline will be effective. The new standards are intended to harmonize with California’s standards for 2015-2025 model years (so called “LEV3”) and will be implemented over the same timeframe as the U.S. federal CAFE and greenhouse gas emissions standards for cars and light trucks described above. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program.

In addition, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation (ZEV). The ZEV regulation requires manufacturers to increase their sales of zero emissions vehicles year on year, up to an industry average of approximately 15 percent of vehicles sold in the state by 2025. Because we currently sell fewer than 4,500 units in California, we are exempt from these requirements.

Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Vehicle safety

Vehicles sold in Europe are subject to vehicle safety regulations established by the E.U. or by individual Member States. In 2009, the E.U. established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the E.U. now requires new model cars from 2011 on to have electronic stability control systems and tire pressure monitoring systems (beginning in 2012). Also introduced were regulations on low-rolling resistance tires. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category.

Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the consumer. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). Under the Transportation Recall Enhancement, Accountability, and Documentation Act (TREAD), we must log certain information, including incidents involving death or injury, with NHTSA. In 2014 we paid a $3.5 million civil penalty to NHTSA for reporting failures related to the period 2011-2014 and for failure to comply with early warning reporting requirements in connection with three fatalities. We have upgraded our procedures for compliance.

On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect.

NHTSA recently published guidelines for driver distraction, and the associated compliance costs may be substantial. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, is likely to be difficult and/or costly. We are in the process of evaluating these guidelines and determining what steps, if any, we will need to take to comply with the new requirements.

THE RESTRUCTURING AND SEPARATION TRANSACTIONS

On October 29, 2014 FCA, the holder of 90 percent of our common shares, announced its intention to separate Ferrari from FCA. The separation is expected to occur through a series of transactions, which we refer to as the “Separation” and include (i) a restructuring of Ferrari that was completed shortly before the pricing of the offering to which this prospectus relates, (ii) this offering and (iii) the distribution, expected to take place in early 2016, to holders of FCA’s shares and mandatory convertible securities of FCA’s remaining ownership interest in us through a series of corporate steps including the Dutch law demergers and merger described below. Although each step of the Separation will have been approved by all necessary corporate action on our part prior to the completion of this offering, the Separation may not be carried out as described in this prospectus or completed within the expected timeline, or at all, because completion of the Separation is within FCA’s discretion and remains subject to various conditions as well as market conditions.

We believe that the Separation will enable us to pursue our business strategies with greater operational and financial independence while preserving the unique character of our business and organization. We believe that as a standalone company with an iconic brand name, we will be better positioned to promote and extend the value of our brand, maintain our heritage, attract and reward technical and management talent and further enhance Ferrari’s position among the world’s premier luxury lifestyle companies. We also expect that the Separation and our capital and organizational structure will offer a flexible and beneficial environment that will enable us to access directly sources of equity and debt capital to finance our business on favorable terms, as well as the opportunity to reward our most loyal shareholders with our loyalty voting program. Our listing on the New York Stock Exchange is also expected to increase our investment appeal, particularly in the United States which has historically been one of our largest and most important markets.

In connection with the Separation, we may apply for admission to listing and trading of our common shares on the Mercato Telematico Azionario, or MTA, organized and managed by Borsa Italiana S.p.A. Any listing on the MTA would occur at or after the completion of the Separation.

The Restructuring

We were originally established as a 100 percent owned subsidiary of FCA on May 24, 2013. The restructuring was carried out shortly before the date of this prospectus through the following steps:

•	We acquired from Ferrari North Europe Limited (one of Ferrari’s existing trading subsidiaries) its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange we issued to Ferrari North Europe Limited a note for £2.8 million;

•	FCA transferred all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing at that point in time 90 percent of the share capital in Ferrari S.p.A.) to us and in exchange we issued to FCA a note for €7.9 billion (the “FCA Note”);

•	FCA contributed €5.1 billion to us in consideration of the issue to FCA of 156,917,727 of our common shares and 161,917,727 of our special voting shares;

•	We applied €5.1 billion of the proceeds received from FCA to repay to FCA a portion of the FCA Note; the remaining principal outstanding on the FCA Note is €2.8 billion;

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to us in exchange for our common shares and special voting shares representing approximately 14.3 percent of our share capital; and

•	Piero Ferrari transferred approximately 4.3 percent of our common shares and the same number of our special voting shares to FCA in exchange for €280 million in cash. As a result, Piero Ferrari retains an interest representing 10 percent of the economic and voting interest in us.

Therefore, following these transactions, FCA currently owns 90 percent of our common shares and voting power and Piero Ferrari holds the remaining 10 percent of our common shares and voting power. We hold all of the issued and outstanding share capital in Ferrari S.p.A.

Immediately following this offering and assuming that the underwriters’ option to purchase additional shares is exercised in full, FCA will own approximately 80 percent of our common shares, Piero Ferrari will own 10 percent of our common shares and public shareholders purchasing common shares in this offering will own the remaining approximately 10 percent of our common shares. Because FCA and Piero Ferrari are both expected to participate in our loyalty voting program, immediately following the offering FCA will hold approximately 84.2 percent of the voting power in us and Piero Ferrari will hold approximately 10.5 percent of such voting power. See “Principal Shareholders and Related Party Transactions.”

The chart below shows our shareholding structure immediately following completion of this offering:

The Spin-off

Following completion of the offering, FCA intends to separate its remaining ownership interest in us and distribute that ownership interest to holders of its shares and mandatory convertible securities. We and FCA currently expect that this portion of the Separation which we refer to as the “Spin-off” will be accomplished through the following steps, all of which we expect will occur at the beginning of 2016 and between consecutive trading days for our common shares and the FCA common shares:

•	Through a Dutch law demerger (afsplitsing) (the “First Demerger”), FCA would transfer all of the common shares and special voting shares held by it in us to FE Interim B.V., a newly-formed Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“FE Interim”) wholly owned by a Dutch foundation (stichting) formed by FCA (“Stichting FCA”), with FE Interim issuing common shares and special voting shares to holders of FCA’s common shares and holders of FCA’s special voting shares. Pursuant to the First Demerger, each holder of FCA common shares will receive one common share in FE Interim for each common share in FCA immediately prior to the First Demerger and each holder of FCA special voting shares will receive one special voting share in FE Interim for each special voting share of FCA held immediately prior to the First Demerger;

•	Pursuant to a second Dutch law demerger (afsplitsing) (the “Second Demerger”), FE Interim will transfer all of its common shares and special voting shares in us to FE New N.V., a newly-formed Dutch public limited company (naamloze vennootschap) (“FE New”) wholly owned by Stichting FCA with FE New issuing common shares to the holders of FE Interim’s common shares and special voting shares to the holders of FE Interim’s special voting shares. Pursuant to the Second Demerger, each holder of FE Interim’s common shares will receive one common share in FE New for every ten common shares in FE Interim held immediately prior to the Second Demerger, and each holder of FE Interim special voting shares will receive one special voting share in FE New for every ten special voting shares in FE Interim held immediately prior to the Second Demerger; and

•	In connection with the Second Demerger, all of the shares in FE New held by Stichting FCA will be repurchased by FE New for no consideration.

Immediately following the completion of the Second Demerger, (i) all common shares and special voting shares of FE Interim, except the shares held by Stichting FCA, will be cancelled in exchange for distribution of the nominal value of such shares to the shareholders and FE Interim will thereafter be liquidated; and (ii) the holders of FCA’s mandatory convertible securities will receive common shares in FE New pursuant to the terms of those securities. In December 2014, FCA issued mandatory convertible securities that will convert automatically into FCA common shares in December 2016 (the “MCS”). Under the terms of the MCS, if FCA were to conduct a spin-off distribution to holders of its common shares consisting of equity interests in a subsidiary that upon issuance will be listed on a U.S. national securities exchange, then holders of the MCS will automatically receive a pro rata distribution of such equity interests. The Separation of Ferrari meets the definition of a spin-off under the terms of the MCS, and therefore, holders of the MCS will receive equity interests in FE New in the Separation. The number of FE New common shares to be received by a holder of the MCS will be determined based on the number of FCA common shares which the MCS holders would be entitled to receive at the final mandatory conversion of the MCS. The determination of the number of FE New shares that will be distributed to holders of MCS will not affect the interests of investors who purchase our common shares in this offering.

We would thereafter be merged (the “Merger”) with and into FE New. At that time FE New would be renamed Ferrari N.V. Pursuant to the Merger:

•	Each holder (other than FE New) of our common shares (i.e. our public shareholders and Piero Ferrari) would receive one common share of the surviving company (i.e. FE New) for each common share in us they hold immediately prior to the Merger;

•	Each holder (other than FE New) of special voting shares in us would receive one special voting share in the surviving company (i.e. in FE New) for each special voting share held immediately prior to the Merger; and

•	The common shares and special voting shares in us held by FE New will be cancelled.

As a result of the Separation we expect that Piero Ferrari and any holders of special voting shares in FCA immediately prior to completion of the Separation, including Exor, will receive special voting shares in the surviving company, i.e. FE New. Prior to this offering, FCA and Piero Ferrari have approved each of the transactions making up this offering and part of the Separation. As a result you will not be asked to vote on any of these transactions or the Separation by virtue of your shareholding in us.

The First Demerger will require the resolution of an FCA shareholders meeting, which must be adopted with the affirmative vote of two thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting, or by a majority of the votes cast if at least half of the issued share capital is present or represented at the meeting.

We currently expect that the Separation will be completed in early 2016. However, we cannot assure you that the Separation will be carried out as described in this prospectus or completed within the expected timeline or at all. Completion of the Separation is within FCA’s discretion and remains subject to various conditions, risks and uncertainties including market conditions.

Our shareholding following the Separation

Upon completion of the Separation, Ferrari N.V. would be the parent company of the Ferrari group through a 100 percent shareholding in Ferrari S.p.A. FCA would no longer have an ownership interest in Ferrari N.V. The common shares of Ferrari N.V. would be held as follows:

•	Exor S.p.A.: approximately 24 percent;

•	Piero Ferrari: approximately 10 percent; and

•	Public shareholders: approximately 66 percent.

The percentages of ownership shown above are based on the ownership of FCA common shares as reflected elsewhere in this prospectus under the heading “Principal Shareholders and Related Party Transactions” and assumes that the maximum number of common shares in FE New deliverable to holders of FCA mandatory convertible securities under the terms of the securities will be delivered.

As a result of our loyalty voting program, the voting power in us will depend on the level of participation in the loyalty voting program of FCA prior to the First Demerger, and on the participation in our loyalty voting program prior to the Merger. If the number of FCA special voting shares and Ferrari special voting shares remained unchanged from the date hereof until completion of the Separation, after the Separation Exor would hold approximately 33.4 percent voting power in us, Piero Ferrari would hold approximately 15.3 percent of the voting power in us and public shareholders would hold approximately 51.3 percent of the voting power in us. See “The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”

MANAGEMENT

The following contains summaries of certain provisions of our Articles of Association and of Dutch law in effect at the date hereof.

Our Board of Directors is responsible for the management of Ferrari. Our board currently consists of three members but will be expanded to a larger number prior to the completion of this offering. The tasks of the executive and non-executive directors are allocated under or pursuant to our Articles of Association. The Board of Directors from time to time delegates certain of its powers to the Chairman and to the Chief Executive Officer of the Company.

Board of Directors

Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman of the Board
Richard K. Palmer	1967	Director
Alessandro Gili	1971	Chief Financial Officer and Director

Mr. Palmer and Mr. Gili are expected to serve as directors only until the first day of trading of our common shares on the New York Stock Exchange. On that date, they will be replaced by new directors as discussed below.

Summary biographies for persons who are currently directors of Ferrari are included below:

Sergio Marchionne. Mr. Marchionne has been the Chairman of Ferrari S.p.A. since October 2014. Mr. Marchionne currently serves as Chief Executive Officer of FCA and Chairman, Chief Executive Officer and Chief Operating Officer of FCA U.S. Mr. Marchionne leads FCA’s Group Executive Council and has been Chief Operating Officer of its NAFTA region since September 2011. He also serves as Executive Chairman of CNH Industrial N.V. (“CNHI”). He was the chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI in 2013.

Prior to joining FCA, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries.

Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto.

Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Executive Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne is a director of Exor. Mr. Marchionne is a member of the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG.

Richard K. Palmer. Mr. Palmer is the Chief Financial Officer of FCA and of FCA US LLC (formerly Chrysler Group LLC). Mr. Palmer became the Chief Financial Officer of FCA US in 2009 and Chief Financial

Officer of Fiat in 2011. Mr. Palmer was appointed to the Board of Directors of FCA US in June 2014. Prior to joining FCA US, Mr. Palmer was Chief Financial Officer of Fiat Group Automobiles S.p.A., a position he held from December 2006. He joined the Fiat Group in 2003 as Chief Financial Officer of Comau and later moved to Iveco in the same role.

From 1997 until 2003, Mr. Palmer was Finance Manager for several business units at General Electric Oil and Gas. Mr. Palmer spent the first years of his career in Audit with UTC and Price Waterhouse. Mr. Palmer is a member of the Board of Directors of R.R. Donnelley & Sons Co.

Mr. Palmer is a Chartered Accountant and member of ICAEW (UK) and holds a Bachelor of Science degree in Microbiology and Microbial Technology from the University of Warwick (U.K.).

Alessandro Gili. Mr. Gili was appointed as our Chief Financial Officer in February 2015. In April 2015 he was also appointed as President of Ferrari Financial Services S.p.A. From 2002 to 2014 he held multiple positions with Fiat, FCA US and FCA, including Group Chief Accounting Officer and Principal Accounting Officer, Vice President of World Class Finance and Processes, Corporate Controller and Chief Accounting Officer for FCA US, Head of Accounting and World Class Finance, Fiat Group Automobiles Sector, Director at Fiat Gesco (now FCA Services S.p.A.) and senior manager for KeyG Consulting S.p.A. Prior to joining the Fiat Group Mr. Gili was a project manager for Innovative Redesign Managements Consultants. Mr. Gili spent the first years of his career in Audit at Coopers & Lybrand.

Mr. Gili holds a degree in economics, finance and administration from Turin University and is a Certified Public Accountant and Certified Public Auditor in Italy.

Set forth below are the names, year of birth and position of each of the persons who have agreed to serve as our directors upon completion of the offering. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari N.V., Via Abetone Inferiore n. 4 I-41053 Maranello (MO), Italy. The term of office of these directors will expire at our next annual general shareholders’ meeting, which is currently expected to occur in April or May, 2016.

Summary biographies for persons who have been identified to serve as directors upon completion of the offering are included below.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman and Executive Director
Amedeo Felisa	1946	Chief Executive Officer and Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Louis C. Camilleri	1955	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
Giuseppina Capaldo	1969	Non-Executive Director
Sergio Duca	1947	Non-Executive Director
Elena Zambon	1964	Non-Executive Director

Sergio Marchionne. See above.

Amedeo Felisa. Mr. Felisa, who joined Ferrari in 1990, has been the Chief Executive Officer of Ferrari S.p.A. since 2008. From 2006 to 2008 he served as general manager and deputy general manager of Ferrari S.p.A. From 1996 to 2004 he was the general manager of our GT department, coordinating the product development, powertrains and vehicle departments of both Ferrari and Maserati with respect to the market positioning of the two brands. In the 1990s, as a technical senior vice president, Mr. Felisa oversaw the planning, coordination and management of the entire technical department, including defining new business model plans, supervising the development of both innovation and products and managing the product development teams, including ensuring employee growth. Prior to joining Ferrari, he was a product development team leader at Alfa Romeo S.p.A. Mr. Felisa holds a degree in mechanical engineering from the Milan Politecnico.

Piero Ferrari. Mr. Piero Ferrari has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is a board member and Vice President of CRN Ancona (Ferretti Group) and Board Member of Modena University. He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2001 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of Cavaliere del Lavoro.

Louis C. Camilleri. Mr. Camilleri currently serves as Chairman of the Board of Philip Morris International Inc. (“PMI”). From March 2008 to May 2013, he served as Chairman and Chief Executive Officer of PMI. From April 2002 and August 2002 until March 2008, he was Chief Executive Officer and Chairman of Altria Group, Inc., respectively. From November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. He had been employed continuously by Altria Group, Inc. and its subsidiaries (including PMI) in various capacities since 1978. Mr. Camilleri was appointed to the Board of Directors of América Móvil, S.A.B. de C.V. in April 2011, and previously served on the Board of Telmex International SAB from December 2009. Mr. Camilleri was a director of Kraft Foods Inc. (“Kraft”) from March 2001 to December 2007 and was Kraft’s Chairman from September 2002 to March 2007. Mr. Camilleri received a degree in Economics and Business Administration from HEC Lausanne, the Faculty of Business & Economics of the University of Lausanne (Switzerland).

Eddy Cue. Mr. Cue currently serves as Apple Inc.’s Senior Vice President of Internet Software and Services. He joined Apple in 1989 and oversees Apple’s industry-leading content stores including the iTunes Store, the App Store and the iBooks Store, as well as Apple Pay, Siri, Maps, iAd, the iCloud services, and Apple’s productivity and creativity apps. Mr. Cue earned a bachelor’s degree in Computer Science and Economics from Duke University. He was recognized by renowned cancer research center City of Hope with their 2014 Spirit of Life Award, honoring an individual whose work has fundamentally impacted the music, film and entertainment industry.

Giuseppina Capaldo. Ms. Capaldo is Full Professor of Private Law, at “La Sapienza” University of Rome. She is an independent member of the Board of Directors of Salini Impregilo S.p.A. (2012-present) and Credito Fondiario S.p.A. (2014-present). She was an independent member of the Board of Directors of Exor S.p.A. from 2012 to 2015. She was a member of the Board of Directors of Ariscom S.p.A. (an Italian insurance company) from 2012-2015 and A.D.I.R.—Assicurazioni di Roma (2006-2010). She collaborated with the Macchi di Cellere Gangemi law firm in the Banking and Finance, Corporate and M&A sectors (2004-2007). She has been Deputy Rector for Resource Planning and Assets (since 2014) at La Sapienza University; Director of LLM “Financial Markets Law” (since 2009). Previously, she served as Deputy Rector for Strategic Planning (2008-2014); Head of Department of “Law and Business” (2007-2013); and (2007-2011) Director of PhD “Contract Law and Business”. Ms. Capaldo has a degree in Economics and a degree in Law from “La Sapienza” University of Rome, has been a licensed certified public accountant since 1992 and is listed in the Register of Independent Auditors (since 1999). In addition, Ms. Capaldo has been qualified to practice law in Italy since 2003. She authored several publications in the areas of contract law, insurance law, financial law and market legal theory.

Sergio Duca. Mr. Duca has been the Chairman of the Board of Statutory Auditors of Enel S.p.A. since April 2010. He also serves as Chairman of the Board of Directors of Orizzonte SGR, chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, the Compagnia San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of Exor S.p.A. and of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Statutory Auditors and regular auditor of GTech until April 2015 and as Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.

Elena Zambon. Ms. Zambon is President of Zambon S.p.A., a multinational pharmaceutical company founded in Vicenza in 1906, Vice President of ZaCh - Zambon Chemicals and member of the Board of Zambon Company S.p.A., holding company of the group. Ms. Zambon is the founder of Secofind, the multi-family office of the Zambon family and President of the Foundation Zoé, Zambón Open Education. Ms. Zambon is a member of the Board of Unicredit and of Fondo Strategico Italiano, the Italian Sovereign Fund, as well as a member of the Board of IIT- Istituto Italiano di Tecnologia (Italian Institute of Technology) and a member of the Strategic Vision Committee of Fondo Italiano d’Investimento. She is also a member of the Board of Directors and of the Strategic Committee of Italcementi S.p.A. Furthermore, Ms. Zambon is President of AidAF, the Italian Association of Family Businesses, and Vice President of Aspen Institute Italia. In June 2014 she was nominated “Cavaliere del Lavoro” by the President of the Italian Republic and has received the award “Imprenditore Olivettiano 2010” (Olivetti entrepreneur) and “Marisa Belisario 2010”, annually assigned to women who have distinguished themselves in the business world. From 1989 to 1994, Ms. Zambon worked for Citibank. Ms. Zambon was born in Vicenza in 1964, and received a bachelor degree in Business Administration at the University “Bocconi” in Milan.

Committees

We expect that shortly prior to completion of the offering our Board of Directors will appoint an Audit Committee effective following the completion of the offering.

The Audit Committee is expected to consist of the following members:

•	Giuseppina Capaldo

•	Sergio Duca

•	Elena Zambon

The function of the Audit Committee shall be to assist and advise the Board of Directors oversight of, inter alia: (i) the integrity of our financial statements, including any published interim reports; (ii) our policy on tax planning adopted by management; (iii) our financing; (iv) our application of information and communication technology; (v) the systems of internal controls that management and/or the Board of Directors have established; (vi) our compliance with legal and regulatory requirements; (vii) our compliance with recommendations and observations of internal and independent auditors; (viii) our policies and procedures for addressing certain actual or perceived conflicts of interest; (ix) the qualifications, independence and remuneration of our independent auditors and any non-audit services provided to us by the independent auditors; (x) the functioning of our internal auditors and independent auditors; (xi) risk management guidelines and policies; and (xii) the implementation and effectiveness of our ethics and compliance program.

The Audit Committee shall be comprised of at least three of our non-executive directors, elected by the Board of Directors. Each member of the Audit Committee shall: (1) neither have a material relationship with us, as determined by the Board of Directors, nor perform the functions of auditors or accountants for us; (2) be an “independent” director under Rule 10A-3 under the Exchange Act and within the meaning of the DCGC; and (3) be “financially literate” and have “accounting or selected financial management expertise” as determined by the Board of Directors.

Shortly following completion of this offering, we expect that our Board of Directors will also establish a Compensation Committee and a Governance and Sustainability Committee.

The functions that these committees shall perform and their powers and responsibilities will be determined by the Board of Directors in light of our size and structure and the provisions of the Dutch Corporate Governance Code.

Executive Officers

Set forth below are the names, year of birth and position of each of the principal executive officers of Ferrari S.p.A., who are expected to be our principal executive officers upon completion of the offering. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman
Amedeo Felisa	1946	Chief Executive Officer
Alessandro Gili	1971	Chief Financial Officer
Maurizio Arrivabene	1957	Managing Director of Gestione Sportiva
Luca Fuso	1961	Chief Brand Officer
Mario Mairano	1951	Chief Human Resources Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Ervino Riccobon	1964	Chief of Product and Processes Competitiveness
Nicola Boari	1970	Head of Product Marketing
Flavio Manzoni	1965	Head of Design

Biographies for the principal executive officers of Ferrari are included below:

Sergio Marchionne. See above.

Amedeo Felisa. See above.

Alessandro Gili. See above.

Maurizio Arrivabene. Mr. Arrivabene was appointed as our Managing Director of Gestione Sportiva (Formula 1 activities) and team principal of Scuderia Ferrari in January 2015. From 1997 to 2015 he held multiple positions with Philip Morris International and Philip Morris Europe, most recently responsible for consumer channel strategy and event marketing, gaining experience in marketing, events and promotion in Italy and abroad. Among his positions at Philip Morris were Vice President of Consumers, Channel Strategy and Event Marketing, Vice President of Marlboro Global Communication and Promotions and Manager of Event Marketing. Since 2010 Mr. Arrivabene has served on the F1 Commission as a member, first representing the Formula 1 sponsors and since January 2015, representing Scuderia Ferrari. Since 2012, Mr. Arrivabene has also served as a member of the Board of Directors, the Control and Risks Committee and the Nomination and Remuneration Committee of Juventus F.C. S.p.A. Mr. Arrivabene holds a degree in architecture from University of Venice and studied business management at the International Institute for Management Development in Lausanne, Switzerland.

Luca Fuso. Mr. Fuso was appointed as our Chief Brand Officer in September 2015. Prior to joining Ferrari, Mr. Fuso served as the Global Head of Proprietary Brands Division from 2013 to 2015 and as the Global Head of Licensed Brands Division from 2011 to 2013 of the SAFILO Group, an Italian eyewear designer and manufacturer. He has also previously served as Managing Director, Sportswear Division of Moncler—Industries S.p.A., an Italian apparel manufacturer and lifestyle brand, CEO and Managing Director of B&B Italia S.p.A., an Italian furniture company, and in various roles at Diesel S.p.A., an Italian clothing company. Mr. Fuso received his degree in Business Administration from Perugia University and is a graduate of the Strategic Marketing Program at SDA Bocconi in Milan.

Mario Mairano. Mr. Mairano was appointed as our Chief Human Resources Officer in August 2007. He served as Senior Vice President human resources of Fiat Group from 2005 to 2007. Mr. Mairano held senior human resources roles at the Banca di Roma Group—Capitalia from 2000 to 2004 and previously served as human resources and organization manager at Ferrari S.p.A. from 1993 to 2000. From 1987 to 1993 he was human resources director at Fiat Auto and, prior to that, he was head of human resources management at Iveco. Mr. Mairano holds a degree in literature from Turin University.

Michael Hugo Leiters. Mr. Leiters was appointed as our Chief Technology Officer in January 2014. Prior to joining Ferrari he worked at Porsche AG from 2000 to 2013 where he held multiple positions, ultimately becoming head of the SUV product line in 2010. From 1996 to 2000, he served as an engineer and manager at the Institut fur Produktionstechnologie in Aachen, Germany. Mr. Leiters holds a engineering diploma and an engineering doctorate from RWTH—Aachen.

Enrico Galliera. Mr. Galliera was appointed as our Chief Marketing and Commercial Officer in April 2010. From 1990 to 2010 he worked for Barilla S.p.A, where he held multiple positions, ultimately becoming Europe and export market unit director. During his time at Barilla S.p.A., Mr. Galliera also served as director of customer business development for Europe, general manager for South West Europe and trade marketing director for Italy. Mr. Galliera holds a degree in economics and political science from the University of Parma.

Vincenzo Regazzoni. Mr. Regazzoni was appointed as our Chief Manufacturing Officer in March 2015. Prior to his appointment to that role, he held various senior production and industrial performance roles at Ferrari and Maserati, including head of Technologies and Infrastructure from 2010 to 2015 and head of Process/Product Technologies from 2003 to 2010. Prior to joining Ferrari in 1998, he held production roles at Varian S.p.A. and Fiat Auto S.p.A. Mr. Regazzoni has a degree in mechanical engineering with a specialization in management systems and plant from Tor Vergata University in Rome.

Ervino Riccobon. Mr. Riccobon was appointed as our Chief of Product and Processes Competitiveness in November 2012, upon joining Ferrari. Prior to that, he was with McKinsey & Company, as a partner since 2000 and a Director since 2005, where he advised clients across a number of industries and geographies on operations, strategy and organization. Mr. Riccobon has a degree in mechanical engineering from Turin Politecnico University and an MBA from the Scuola di Amministrazione Aziendale at Turin University.

Nicola Boari. Mr. Boari was appointed as our Head of Product Marketing and Market Intelligence in March 2010. Prior to joining Ferrari he worked at Indesit Company from 2004 to 2010, where he held various positions including product marketing director, responsible for product development for all product lines. From 1998 to 2004 he was a manager with the Boston Consulting Group. Mr. Boari holds a master in finance and economics from the London School of Economics and a PhD in economics from the University of Ancona, as well as a degree in finance and economics from the University of Bologna.

Flavio Manzoni. Mr. Manzoni was appointed as our Head of Design in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Skoda, Bentley, Bugatti and Vokswagen recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a specialization in industrial design from the University of Florence.

Compensation

No compensation was paid during the year ended December 31, 2014 by Ferrari and by its subsidiaries to the members of the Board of Directors named above in their capacities as directors. This information is not representative of the compensation that will be payable to members of the Board of Directors as constituted following this offering.

The compensation paid during the year ended December 31, 2014 by Ferrari and by its subsidiaries to the executive officers named above amounted to €12.8 million in aggregate.

Director and Officer Overlaps

We expect that we will have overlap among the directors and officers of FCA and our directors and officers who will continue to serve in such capacities after completion of the Separation. For example, Mr. Marchionne is also the Chief Executive Officer of FCA and Mr. Marchionne, and certain of our other directors and officers, may also be directors or officers of FCA or Exor, which after the Separation is expected to be our largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may raise certain conflicts of interest. See “Risk Factors—We may have potential conflicts of interest with FCA and Exor due to our common ownership and management.”

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Prior to the offering, Fiat Chrysler Automobiles N.V. (“FCA”), our largest shareholder, holds an interest of 90 percent in our share capital and controls us pursuant to the applicable provisions of Dutch law.

Exor is the largest shareholder of FCA and holds 29.16 percent of FCA outstanding common shares (as of May 14, 2015). As a result of FCA loyalty voting mechanism, Exor’s voting power in FCA is approximately 44.27 percent. Exor is in turn controlled by Giovanni Agnelli e C. S.a.p.az (“G.A.”), which holds 51.39 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Gianni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat S.p.A. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests.

Piero Ferrari, the son of our founder, currently holds the remaining 10 percent interest in the share capital of Ferrari. See “The Restructuring and Separation Transactions.”

The Ferrari common shares sold in the offering will consist exclusively of existing common shares to be sold by FCA. We will not issue new common shares to be sold in the offering. It is not expected that Piero Ferrari will sell any of his existing common shares in the offering.

The table below shows our current shareholders following the restructuring and our shareholders following the offering assuming all of the common shares offered by FCA are sold and that the underwriters’ option to purchase additional common shares in the offering in exercised in full.

Shareholders	Current Number of Shares	% Share Capital	Number of Offer Shares sold	Shareholding Post-Offering	% Share Capital	Number of shares sold under the Over- Allotment Option	Shareholding Post-Global Offering if Over-Allotment Option exercised in full	% Share Capital
Fiat Chrysler Automobiles N.V.	170,029,440	90.00%	17,175,000	152,854,440	80.90%	1,717,150	151,137,290	80.00%
Piero Ferrari	18,892,160	10.00%	0	18,892,160	10.00%	0	18,892,160	10.00%
Public Shareholders	0	0%	0	17,175,000	9.10%	0	18,892,150	10.00%

Total	188,921,600	100.00%	17,175,000	188,921,600	100.00%	1,717,150	188,921,600	100.00%

Following the offering, FCA intends to demerge its interest in Ferrari. See “The Restructuring and Separation Transactions.”

Related Party Transactions

Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the FCA group and the companies controlled by Exor (including CNH Industrial NV and its subsidiaries), and our unconsolidated subsidiaries. In addition, members of our Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties are primarily of a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables. In particular, these transactions relate to:

Transactions with FCA

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. which are controlled by FCA;

•	the purchase of engine components from FCA US LLC, which is controlled by FCA, for use in Maserati engines;

•	the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A. and Automotive Lighting Italia S.p.A., which are controlled by FCA; and

•	transactions with other FCA companies, mainly relating to the services provided by FCA companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship vehicles for the display of FCA Group logos on the Formula 1 cars.

Financial Transactions with FCA

•	we sell a portion of our trade and financial receivables to the FCA Bank Group, which is jointly controlled by FCA; on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

•	certain of our financing companies obtain financing from FCA companies;

•	certain of our companies participate in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of FCA. Deposits with FCA earn EURIBOR +15bps. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis;

•	the Group has purchased trade receivables from the FCA on a non-recourse basis. The interest earned on such receivables is recorded in net revenues; and

•	the Group has financial receivables with Maserati S.p.A. and Automotive Lighting LLC, which will be settled in the ordinary course of business.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team; and

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with Other Related Parties

•	the purchase of leather goods from Poltrona Frau S.p.A., which was controlled by our former Chairman until March 25, 2014 when he sold his controlling interest;

•	the purchase of components for Formula 1 racing vehicles from COXA S.p.A., controlled by Mr. Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Mr. Piero Ferrari.

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities. Please see Note 27 to the Annual Consolidated Financial Statements for further details on our related party transactions.

THE FERRARI SHARES, ARTICLES OF ASSOCIATION AND

TERMS AND CONDITIONS OF THE SPECIAL VOTING SHARES

Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on May 24, 2013 under the name New Business Netherlands N.V. and, shortly prior to the date hereof, was renamed Ferrari N.V. Its corporate seat (statutaire zetel) is in Amsterdam, the Netherlands, and its registered office and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Its telephone number is +39-0536-949111.

Since incorporation Ferrari has had, and it intends to continue to have, its place of effective management in Italy. It will therefore be a tax resident of Italy under both Italian tax law and Article 4 of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of a double taxation with respect to taxes on income and on capital of 1980.

Following is a summary of material information relating to the Ferrari common shares, including summaries of certain provisions of the Ferrari Articles of Association, the terms and conditions in respect of the special voting shares and the applicable Dutch law provisions in effect at the date of this prospectus. The summaries of the Ferrari Articles of Association and the Terms and Conditions of Special Voting Shares as set forth in this prospectus are qualified in their entirety by reference to the full text of the Ferrari Articles of Association, and the Ferrari’s Terms and Conditions of Special Voting Shares and are reflected as they will be amended with effect from the completion of this offering. The Articles of Association and the terms and conditions of the special voting shares of Ferrari following the Separation will be identical in all material respects to those applicable prior to the Separation.

Share Capital

The authorized share capital of Ferrari is seven million five hundred thousand Euro (€7,500,000), divided into three hundred seventy five million (375,000,000) Ferrari common shares, nominal value of one Euro cent (€0.01) per share and an equal number of special voting shares, nominal value of one Euro cent (€0.01) per share.

The delegation of authority to the Ferrari Board of Directors to authorize the issuance of common shares without pre-emptive rights enables Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time.

Ferrari common shares are registered shares represented by an entry in the share register of Ferrari. The Ferrari Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, such share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange. A register of shareholders is maintained by Ferrari in the Netherlands and a branch register is maintained in the United States on Ferrari’s behalf by the Transfer Agent, which serves as branch registrar and transfer agent.

Beneficial interests in Ferrari common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in Ferrari’s register of shareholders in the name of Cede & Co., as DTC’s nominee.

Directors

Set forth below is a summary description of the material provisions of the Ferrari Articles of Association (the “Ferrari Articles of Association”), relating to our directors. The summary does not restate the Articles of Association in their entirety.

Ferrari’s directors serve on the Ferrari Board of Directors for a term of approximately one year, such term ending on the day that the first annual general meeting of the shareholders is held in the following calendar year. Ferrari’s shareholders appoint the directors of the Ferrari Board of Directors at a general meeting. Each director may be reappointed at any subsequent general meeting of shareholders. The general meeting of shareholders determines whether a director is an executive director or a non-executive director.

The Ferrari Board of Directors is a one tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Ferrari (executive directors) and members not having such day-to-day responsibility (non-executive directors). The tasks of the executive and non-executive directors in a one-tier board such as Ferrari’s Board of Directors may be allocated under or pursuant to the Ferrari Articles of Association, provided that the general meeting has stipulated whether such director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive directors or nominating directors for appointment. Tasks that are not allocated fall within the power of the Ferrari Board of Directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of Ferrari (including supervision thereof in case of non-executive directors). The Ferrari Board of Directors may determine that one or more directors can lawfully adopt board resolutions concerning matters belonging to his or their duties.

Ferrari has a policy in respect of the remuneration of the members of the Ferrari Board of Directors. With due observation of the remuneration policy, the Ferrari Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The Ferrari Board of Directors must submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares.

Ferrari shall not grant the directors any personal loans or guarantees.

Loyalty Voting Program

In connection with the restructuring carried out as part of the Separation, Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA and to Piero Ferrari in addition to Ferrari common shares. In addition, it is expected that one special voting share of FE New will be issued for every ten special voting shares in FE Interim in the Second Demerger, and that one FE New special voting share will be issued for each Ferrari special voting share in the merger. If the number of FCA special voting shares and Ferrari special voting shares remains unchanged from the date hereof until completion of the Separation, assuming the exercise in full of the underwriters’ option to purchase additional common shares, after the Separation Exor would hold approximately 33.4 percent of the voting power in us, Piero Ferrari would hold approximately 15.3 percent of the voting power in us and public shareholders would hold approximately 51.3 percent of the voting power in us. For more information on the Separation, see “The Restructuring and Separation Transactions.”

Subject to meeting certain conditions, after this offering our common shares can be registered in our loyalty register (the “Loyalty Register”) and all such common shares may qualify as qualifying common shares (“Qualifying Common Shares”). The holder of Qualifying Common Shares is entitled to receive without consideration one special voting share in respect of each such Qualifying Common Share. Pursuant to the terms and conditions of the Ferrari special voting shares (the “Terms and Conditions”), and for so long as the Ferrari common shares remain in the Loyalty Register, such Ferrari common shares shall not be sold, disposed of, transferred, except in very limited circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers (defined in the Terms and Conditions as “Loyalty Transferee”), but a shareholder may create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Ferrari common shares, provided that the voting rights in respect of such Ferrari common shares and any corresponding special voting shares remain with such shareholder at all times. Ferrari’s shareholders who want to directly or indirectly sell, dispose of, trade or transfer such Ferrari common shares or otherwise grant any right or interest therein, or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Ferrari common shares with a potential transfer of voting rights relating to such encumbrances will need to submit a de-registration request as referred to in the Terms and Conditions, in order to transfer the relevant Ferrari common shares to the regular trading system except that a Ferrari shareholder may transfer Ferrari common shares included in the Loyalty Register to a Loyalty Transferee (as defined in the Terms and Conditions) of such Ferrari shareholder without transferring such shares from the Loyalty Register to the regular trading system.

Ferrari’s shareholders who seek to qualify to receive special voting shares can also request to have their Ferrari common shares registered in the Loyalty Register. Upon registration in the Loyalty Register such shares will be eligible to be treated as Qualifying Common Shares, provided they meet the conditions more fully described under “—Terms and Conditions of the Special Voting Shares” below.

Notwithstanding the fact that Article 13 of the Ferrari Articles of Association permits the Board of Directors of Ferrari to approve transfers of special voting shares, the special voting shares cannot be traded and are transferable only in very limited circumstances (i.e., to a Loyalty Transferee described above, or to Ferrari for no consideration (om niet)).

Pursuant to Article 23 of the Ferrari Articles of Association, Ferrari shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall be issued and paid up against this special capital reserve.

The special voting shares have immaterial economic entitlements. Such economic entitlements are designed to comply with Dutch law but are immaterial for investors. The special voting shares carry the same voting rights as Ferrari common shares.

Section 10 of the Terms and Conditions include liquidated damages provisions intended to deter any attempt by holders to circumvent the terms of the special voting shares. Such liquidated damages provisions may be enforced by Ferrari by means of a legal action brought by Ferrari before competent courts of Amsterdam, the Netherlands. In particular, a violation of the provisions of the Terms and Conditions concerning the transfer of special voting shares, Electing Common Shares (common shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares in accordance with the Ferrari Articles of Association) and Qualifying Common Shares may lead to the imposition of liquidated damages. Because we expect the restrictions on transfers of the special voting shares to be effective in practice we do not expect the liquidated damages provisions to be used.

Pursuant to Section 12 of the Terms and Conditions, any amendment to the Terms and Conditions (other than merely technical, non-material amendments and unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the Ferrari common shares are listed) may only be made with the approval of the general meeting of shareholders of Ferrari.

At any time, a holder of Qualifying Common Shares or Electing Common Shares may request the de-registration of such shares from the Loyalty Register to enable free trading thereof in the regular trading system (the “Regular Trading System”). Upon the de-registration from the Loyalty Register, such shares will cease to be Electing Common Shares or Qualifying Common Shares as the case may be and will be freely tradable and voting rights attached to the corresponding special voting shares will be suspended with immediate effect and such special voting shares shall be transferred to Ferrari for no consideration (om niet).

Terms and Conditions of the Special Voting Shares

The Terms and Conditions apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in our share capital of Ferrari and to certain aspects of Electing Common Shares, Qualifying Common Shares and Ferrari common shares, which are or will be registered in the Loyalty Register.

Application for Special Voting Shares

A Ferrari shareholder may at any time elect to participate in the loyalty voting program by requesting that Ferrari register all or some of the number of Ferrari common shares held by such Ferrari shareholder in the Loyalty Register. Such election shall be effective and registration in the Loyalty Register shall occur as of the end of the calendar month during which the election is made. If such Ferrari common shares (i.e. Electing Common Shares) have been registered in the Loyalty Register (and thus blocked from trading in the Regular

Trading System) for an uninterrupted period of three years in the name of the same shareholder, the holder of such Ferrari common shares will be entitled to receive one Ferrari special voting share for each such Ferrari common share that has been registered. If at any moment in time such Ferrari common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder loses its entitlement to hold a corresponding number of Ferrari special voting shares.

At the request, made within one month of the Spin-off, of any holder of shares in FCA that immediately prior to the Spin-off were registered in FCA’s loyalty voting program, the three years period described in the preceding paragraph shall be deemed to have commenced on the date of initial registration of such holder’s shares in FCA in the loyalty voting register of FCA.

Withdrawal of Special Voting Shares

As described above, a holder of Qualifying Common Shares or Electing Common Shares may request that some or all of its Qualifying Common Shares or Electing Common Shares be de-registered from the Loyalty Register and if held outside the Regular Trading System, transfer such shares back to the Regular Trading System, which will allow such shareholder to freely trade its Ferrari common shares, as described below. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated with the Ferrari special voting shares which were issued and allocated in respect of such Qualifying Common Shares. Any such request would automatically trigger a mandatory transfer requirement pursuant to which the Ferrari special voting shares will be offered and transferred to Ferrari for no consideration in accordance with the Ferrari Articles of Association and the Terms and Conditions. Ferrari may continue to hold the special voting shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, Ferrari may withdraw and cancel the special voting shares, as a result of which the nominal value of such shares will be allocated to the special capital reserves of Ferrari. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying Common Shares being deregistered from the Loyalty Register. No shareholder required to transfer special voting shares pursuant to the Terms and Conditions shall be entitled to any purchase price for such special voting shares and each shareholder expressly waives any rights in that respect as a condition to participation in the loyalty voting program.

Change of Control

A shareholder who is a holder of Qualifying Common Shares or Electing Common Shares must promptly notify the Agent and Ferrari upon the occurrence of a “change of control” as defined in the Ferrari Articles of Association, as described below. The change of control will trigger the de-registration of the relevant Electing Common Shares or Qualifying Common Shares or the relevant Ferrari common shares in the Loyalty Register. The voting rights attached to the special voting shares issued and allocated in respect of the relevant Qualified Common Shares will be suspended upon a direct or indirect change of control in respect of the relevant holder of such Qualifying Common Shares that are registered in the Loyalty Register.

For the purposes of this section a “change of control” shall mean, in respect of any Ferrari shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intra-group transfer under the same parent company, (b) the transfer of ownership and /or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20 percent) of the total assets of the Transferred Group at the time of the transfer and the Qualifying

Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control transaction. “Transferred Group” shall mean the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of Change of Control.

Liability to Further Capital Calls

All of the outstanding Ferrari common shares are fully paid and non-assessable.

Additional Issuances and Rights of Preference

Issuance of Shares

The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Ferrari Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from October 18, 2015, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each.

Ferrari will not be required to obtain approval from a General Meeting to issue shares pursuant to the exercise of a right to subscribe for shares that was previously granted pursuant to authority granted by the shareholders or pursuant to delegated authority by the Board of Directors. The General Meeting of Ferrari shall, for as long as any such designation of the Board of Directors of Ferrari for this purpose is in force, no longer has authority to decide on the issuance of shares.

Rights of Pre-emption

Under Dutch law and the Ferrari Articles of Association, each Ferrari shareholder has a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new Ferrari common shares (or the granting of rights to subscribe for Ferrari common shares). Exceptions to this right of pre-emption include the issuance of new Ferrari common shares (or the granting of rights to subscribe for common shares): (i) to employees of Ferrari or another member of its Group pursuant to a stock compensation plan of Ferrari, (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously granted right to subscribe for Ferrari common shares.

In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.

The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Ferrari Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Ferrari Board of Directors for a specified period of time of not more than five years and only if the Ferrari Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Ferrari Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from October 18, 2015, which may be extended by the General Meeting with additional periods up to a maximum of five years per period.

Repurchase of Shares

Upon agreement with the relevant Ferrari shareholder, Ferrari may acquire its own shares at any time for no consideration (om niet), or subject to certain provisions of Dutch law and the Ferrari Articles of Association for consideration, if: (i) Ferrari’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (ii) Ferrari and its subsidiaries would thereafter not hold shares or hold a pledge over Ferrari common shares with an aggregate nominal value exceeding 50 percent of the Ferrari’s issued share capital and (iii) the Board of Directors has been authorized to do so by the General Meeting.

The acquisition of fully paid-up shares by Ferrari other than for no consideration (om niet) requires authorization by the General Meeting. Such authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees of Ferrari or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Such shares must be officially listed on a price list of an exchange.

At a General Meeting the shareholders may resolve to designate the Board of Directors of Ferrari as the competent body to resolve on Ferrari acquiring any Ferrari’s fully paid up Ferrari common shares other than for no consideration (om niet) for a period of up to 18 months.

Ferrari may, jointly with its subsidiaries, hold Ferrari shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of such Ferrari shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Ferrari shares held by Ferrari in excess of the amount permitted shall transfer to all members of the Ferrari Board of Directors jointly at the end of the last day of such three year period. Each member of the Ferrari Board of Directors shall be jointly and severally liable to compensate Ferrari for the value of the Ferrari shares at such time, with interest at the statutory rate thereon from such time. The term Ferrari shares in this paragraph shall include depositary receipts for shares and shares in respect of which Ferrari holds a right of pledge.

No votes may be cast at a General Meeting on the Ferrari shares held by Ferrari or its subsidiaries. Also no voting rights may be cast at a General Meeting in respect of Ferrari shares for which depositary receipts have been issued that are owned by Ferrari. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by Ferrari and its subsidiaries in Ferrari’s share capital are not excluded from the right to vote on such shares, if the right of usufruct or pledge was granted prior to the time such shares were acquired by Ferrari or its subsidiaries. Neither Ferrari nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.

Reduction of Share Capital

Shareholders at a General Meeting have the power to cancel shares acquired by Ferrari or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the General Meeting, if less than one-half of the issued capital is present or represented at the meeting. If more than one-half of the issued share capital is present or represented at the meeting, a simple majority of the votes cast at the General Meeting is required. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.

Transfer of Shares

In accordance with the provisions of Dutch law, pursuant to Article 12 of the Ferrari Articles of Association, the transfer or creation of shares or a right in rem thereon requires a deed of transfer executed before a Dutch civil law notary, unless shares are (or shall shortly be) admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act or a system comparable to a regulated market or multilateral trading facility.

The transfer of Ferrari common shares that have not been entered into a book-entry system will be effected in accordance with Article 12 of the Ferrari Articles of Association.

Common shares that have been entered into the DTC book-entry system will be registered in the name of Cede & Co., as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Article 12 of the Ferrari Articles of Association does not apply to the trading of such Ferrari common shares on a regulated market or the equivalent thereof.

Transfers of shares held outside of DTC (including Monte Titoli S.p.A., as a participant in DTC) or another direct registration system maintained by Computershare, Ferrari’s transfer agent in New York (“Transfer Agent”) and not represented by certificates are effected by a stock transfer instrument and require the written acknowledgment by Ferrari. Transfer of registered certificates is effected by presenting and surrendering the certificates to the Transfer Agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes.

Ferrari common shares are freely transferable. As described below, special voting shares are generally not transferable.

At any time, a holder of Ferrari common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such Ferrari common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such Ferrari common shares no longer qualify as Electing Common Shares or Qualifying Common Shares, as a result, the holder of such Ferrari common shares is required to offer and transfer the special voting shares associated with such Ferrari common shares that were previously Qualifying Common Shares to Ferrari for no consideration (om niet) as described in detail in “—Loyalty Voting Program—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares.”

Annual Accounts and Independent Auditor

Ferrari’s financial year is the calendar year. Within four months after the end of each financial year, the Ferrari Board of Directors will prepare the annual accounts, which must be accompanied by an annual report and an auditor’s report and will publish the accounts and annual report and will make those available for inspection at Ferrari’s registered office. All members of the Ferrari Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the General Meeting at the annual general meeting of shareholders, at which meeting the members of the Ferrari Board of Directors will be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditor’s report are made available through Ferrari’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

Payment of Dividends

Ferrari may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to Ferrari itself for shares that Ferrari holds in its own share capital.

Ferrari may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The Ferrari Board of Directors may determine that other freely distributable distributions shall be made, in whole or in part, from Ferrari’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of Ferrari and provided further that the policy of Ferrari on additions to reserves and dividends is duly observed.

Holders of special voting shares will not receive any dividend in respect of the special voting shares, however Ferrari maintains a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. This allocation establishes a reserve for the amount that would otherwise be paid. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special dividend reserve or the partial or full release of such reserve requires a prior proposal from the Ferrari Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the General Meeting, be distributed as dividends on the Ferrari common shares only. The General Meeting may resolve, on the proposal of the Ferrari Board of Directors, to declare and distribute dividends in U.S. Dollars. The Ferrari Board of Directors may decide, subject to the approval of the General Meeting and the Ferrari Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares, or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the Ferrari Articles of Association or Dutch law will have to be repaid by the shareholders who knew or should have known, of such violation.

General Meetings and Voting Rights

Annual Meeting

An annual General Meeting must be held within six months from the end of Ferrari’s preceding financial year. The purpose of the annual General Meeting is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Ferrari Board of Directors from liability for their management and supervision, and other proposals brought up for discussion by the Ferrari Board of Directors.

General Meeting and Place of Meetings

Other General Meetings will be held if requested by the Ferrari Board of Directors, the chairman of the Ferrari Board of Directors, the chairperson or the chief executive officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10 percent of the issued share capital of the company (taking into account the relevant provisions of Dutch law, and the Ferrari Articles of Association and the applicable stock exchange regulations). General Meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

Convocation Notice and Agenda

General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 15 days before the meeting or 42 days if shares of Ferrari or depositary receipts issued with cooperation of Ferrari have been admitted to trading on the MTA or another regulated market as referred to in Article 1:1 of the Dutch Financial Supervision Act. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the General Meeting must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Ferrari Board of Directors at least 60 days before the day of the meeting.

Admission and Registration

Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the Ferrari common shares accrues, shall be authorized to attend the General Meeting, to address the General Meeting and to exercise its voting rights. The registration date of each General Meeting is the twenty-eighth day prior to the date of the General Meeting so as to establish which shareholders are entitled to attend and vote at the General Meeting. Only holders of shares and other persons entitled to vote or attend the General Meeting, at such registration date are entitled to attend and vote at the General Meeting. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

Those entitled to attend a General Meeting may be represented at a General Meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

Members of the Ferrari Board of Directors have the right to attend a General Meeting. In these General Meetings they have an advisory role.

Voting Rights

Each Ferrari common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Ferrari Articles of Association prescribes a larger majority. Under Dutch law and/or the Ferrari Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Ferrari Articles of Association;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to authorize the Ferrari Board of Directors to restrict or exclude shareholder rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to liquidate Ferrari.

Shareholders’ Votes on Certain Transactions

Any important change in the identity or character of Ferrari must be approved by the General Meeting, including (i) the transfer to a third party of the business of Ferrari or practically the entire business of Ferrari; (ii) the entry into or breaking off of any long-term cooperation of Ferrari or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Ferrari; and (iii) the acquisition or disposal by Ferrari or a subsidiary of an interest in the capital of a company with a value of at least one-third of Ferrari’s assets according to the consolidated statement of financial position with explanatory notes included in the last adopted annual accounts of Ferrari.

Amendments to the Ferrari Articles of Association, including Variation of Rights

A resolution of the General Meeting to amend the Ferrari Articles of Association or to wind up Ferrari may be approved only if proposed by the Ferrari Board of Directors and must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such General Meeting.

The rights of shareholders may be changed only by amending the Ferrari Articles of Association in compliance with Dutch law.

Dissolution and Liquidation

The General Meeting may resolve to dissolve Ferrari, upon a proposal of the Ferrari Board of Directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is present or represented at the meeting. In the event of dissolution, Ferrari will be liquidated in accordance with Dutch law and the Ferrari Articles of Association and the liquidation shall be arranged by the members of the Ferrari Board of Directors, unless the General Meeting appoints other liquidators. During liquidation, the provisions of the Ferrari Articles of Association will remain in force as long as possible.

If Ferrari is dissolved and liquidated, whatever remains of Ferrari’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the special dividend reserve), to holders of Ferrari common shares in proportion to the aggregate nominal value of the Ferrari common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the Ferrari common shares will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them.

Liability of Directors

Under Dutch law, the management of a company is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to Ferrari for damages in the event of improper or negligent performance of their duties. Further, members of the Board of Directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code. All directors are jointly and severally liable for failure of one or more co-directors. An individual director is only exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement and that he has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a director may, however, refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil and criminal liabilities.

Indemnification of Directors and Officers

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the Ferrari Articles of Association, Ferrari is required to indemnify its directors, officers, former directors, former officers and any person who may have served at Ferrari’s request as a director or officer of another company in which Ferrari owns shares or of which Ferrari is a creditor who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification shall be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons shall be adjudged to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Ferrari. This indemnification by Ferrari is not exclusive of any other rights to which those indemnified may be entitled otherwise. Ferrari has purchased directors’ and officers’ liability insurance for the members of the Board of Directors and certain other officers, substantially in line with that purchased by similarly situated companies.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (e.g. the General Meeting). The Dutch Corporate Governance Code is divided into five sections which address the following topics: (i) compliance with and enforcement of the Dutch Corporate Governance Code; (ii) the management board, including matters such as the composition of the board, selection of board members and director qualification standards, director responsibilities, board committees and term of appointment; (iii) the supervisory board or the non-executive directors in a one-tier board; (iv) the shareholders and the general meeting of shareholders; and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.

Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.

Ferrari acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code. Therefore, Ferrari intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code except as may be noted from time to time in Ferrari’s annual reports.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) supervises the application of financial reporting standards by, amongst others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated market within the EU or in a non-EU country on a system similar to a regulated market.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

Compulsory Acquisition

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Ferrari may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

Disclosure of Trades in Listed Securities

Disclosure under Dutch Law

Pursuant to the Dutch Financial Supervision Act, each of the members of the Ferrari Board of Directors and any other person who has managerial responsibilities within Ferrari and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Ferrari and who has regular access to inside information relating, directly or indirectly, to Ferrari (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to Ferrari common shares or financial instruments, the value of which is (in part) determined by the value of Ferrari common shares.

In addition, persons designated by the Market Abuse Decree (Besluit marktmisbruik Wft, the “Market Abuse Decree”) who are closely associated with members of the Board of Directors or any of the Insiders must notify the AFM of all transactions conducted for their own account relating to Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares. The Market Abuse Decree designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.

The AFM must be notified of transactions effected in either Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares, no later than the fifth business day following the transaction date by means of a standard form. Notification may be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act.

Non-compliance with these reporting obligations under the Dutch Financial Supervision Act could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.

Insiders’ Register

Ferrari and its subsidiaries, as well as persons acting on their behalf or for their account, shall draw up, and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to inside information related to Ferrari.

Shareholder Disclosure and Reporting Obligations under U.S. Law

Holders of Ferrari shares are subject to certain U.S. reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”) for shareholders owning more than 5 percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to inform the market of significant accumulations of shares that may lead to a change of control of an issuer.

If Ferrari were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require Ferrari’s directors and executive officers, and persons who own more than ten percent of a registered class of Ferrari’s equity securities, to file reports of ownership of, and transactions in, Ferrari’s equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to furnish Ferrari with copies of all Section 16 reports they file.

Election and Removal of Directors

Ferrari’s Articles of Association provide that Ferrari’s Board of Directors shall be composed of three or more members.

Directors are appointed by a simple majority of the votes validly cast at a General Meeting. The General Meeting may at any time suspend or dismiss any director.

Exchange Controls and Other Limitations Affecting Shareholders

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ferrari common shares. There are no special restrictions in the Ferrari Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ferrari common shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 188,921,600 common shares outstanding. All of the common shares sold in this offering will be freely transferable by persons other than by our “affiliates” (as defined under Rule 144) without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). Sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares.

Lock-Up Agreements

We, FCA, Piero Ferrari and our chairman, Sergio Marchionne, have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated offer, pledge, sell, contract to sell or otherwise dispose of, or transfer all or a portion of the economic consequences of ownership of, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares for a period of 90 days after the date of this prospectus. For more information, see “Underwriting.” However, this lock-up does not restrict the consummation of, or any activities by us or FCA in furtherance of, any of the transactions relating to the separation of Ferrari from FCA described under “The Restructuring and Separation Transactions.”

Rule 144

Under Rule 144, a person (or persons whose shares are aggregated) (i) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and (ii) who has beneficially owned the securities proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate is entitled to sell his securities without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned common shares for at least six months is entitled to sell within any three-month period a number of common shares that does not exceed the greater of (i) 1.0 percent of the number of common shares then outstanding, which is expected to compare to approximately 1,889,216 common shares immediately after the completion of this offering; and (ii) the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

Regulation S

Regulation S under the Securities Act provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold in some other manner outside the United States without requiring registration in the United States.

TAX CONSEQUENCES

Material Netherlands Tax Consequences

This section describes solely the material Dutch tax consequences of (i) the acquisition, ownership and disposal of Ferrari common shares and, if applicable, Ferrari special voting shares, (ii) the exchange of shares pursuant to the Merger, and (iii) the ownership and disposal of FE New common shares and, if applicable, FE New special voting shares. It does not consider every aspect of Dutch taxation that may be relevant to a particular holder of shares in Ferrari and/or FE New in special circumstances or who is subject to special treatment under applicable law. Shareholders and any potential investor should consult their own tax advisors regarding the Dutch tax consequences of (i) acquiring, owning and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares, (ii) the Merger and (iii) the ownership and disposal of FE New common shares and, if applicable, FE New special voting shares in their particular circumstances. The following discussion assumes that the Separation will be carried out as described above under “The Restructuring and Separation Transactions”.

Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary also assumes that Ferrari and/or FE New are organized, and that the business will be conducted, in the manner outlined in this form. A change to the organizational structure or to the manner in which Ferrari and/or FE New conduct their business may invalidate the contents of this section, which will not be updated to reflect any such change.

This description is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this form. The law upon which this description is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.

To the extent this section consists of a statement as to matters of Dutch tax law, this section is the opinion of Loyens & Loeff N.V.

Where in this Dutch taxation discussion reference is made to “a holder of common shares and, if applicable, special voting shares,” that concept includes, without limitation:

1.	an owner of one or more common shares and, if applicable, special voting shares who in addition to the title to such common shares and, if applicable, special voting shares, has an economic interest in such common shares and, if applicable, special voting shares;

2.	a person who or an entity that holds the entire economic interest in one or more common shares and, if applicable, special voting shares;

3.	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more common shares and, if applicable, special voting shares, within the meaning of 1. or 2. above; or

4.	a person who is deemed to hold an interest in common shares and, if applicable, special voting shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

For the purposes of this taxation section a holder is a “Dutch Individual holder” if such holder satisfies the following tests:

a.	such holder is an individual;

b.	such holder is a resident, or deemed to be a resident, in the Netherlands for Dutch income tax purposes;

c.	such holder’s common shares and, if applicable, special voting shares and any benefits derived or deemed to be derived therefrom have no connection with such holder’s past, present or future employment, if any; and

d.	such holder’s common shares and, if applicable, special voting shares do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in Ferrari and/or FE New within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Generally, if a person holds an interest in Ferrari and/or FE New such interest forms part of a substantial interest, or a deemed substantial interest, in Ferrari and/or FE New if any one or more of the following circumstances is present:

1.	Such person—either alone or, in the case of an individual, together with his partner, if any, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001)—owns or is deemed to own, directly or indirectly, either a number of shares in Ferrari and/or FE New representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of the shares), or profit-participating certificates (winstbewijzen) relating to five percent or more of the annual profit or to five percent or more of the liquidation proceeds. The common shares and the special voting shares are considered to be separate classes of shares.

2.	Such person’s shares, rights to acquire shares or profit-participating certificates in Ferrari and/or FE New are held by him or deemed to be held by him following the application of a non-recognition provision.

3.	Such person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner has a substantial interest (as described under (1) and (2) above) in Ferrari and/or FE New.

For the purposes of circumstances (1), (2) and (3) above, if a holder is entitled to the benefits from shares or profit-participating certificates (for instance if a holder is a holder of a right of usufruct), such holder is deemed to be a holder of shares or profit-participating certificates, as the case may be, and such holder’s entitlement to benefits is considered a share or profit-participating certificate, as the case may be.

If a Dutch Individual holder satisfies test (b), but does not satisfy test (c) and/or test (d) above, such holder’s Dutch income tax position is not discussed in this form. If a holder of common shares and, if applicable, special voting shares is an individual who does not satisfy test (b), please refer to the section “—Non-resident holders.”

For the purposes of this taxation section a holder is a “Dutch Corporate holder” if such holder satisfies the following tests:

i.	such holder is a corporate entity (lichaam), including an association that is taxable as a corporate entity, that is subject to Dutch corporation tax in respect of benefits derived from its common shares and, if applicable, special voting shares;

ii.	such holder is a resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

iii.	such holder is not an entity that, although subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

iv.	such holder is not an investment institution (beleggingsinstelling) as defined in article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If a holder of common shares and, if applicable, special voting shares is not an individual and if such holder does not satisfy any one or more of these tests, with the exception of test (ii), such holder’s Dutch corporation tax position is not discussed in this form. If a holder of common shares and, if applicable, special voting shares is not an individual and if such holder does not satisfy test (ii), please refer to the section “—Non-resident holders.”

For the purposes of this taxation section, a holder of common shares and, if applicable, special voting shares, is a “Non-resident holder” if such holder satisfies the following tests:

a.	such holder is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be;

b.	such holder’s common shares and, if applicable, special voting shares and any benefits derived or deemed to be derived from such shares have no connection with past, present or future employment, management activities and functions or membership of a management board (bestuurder) or a supervisory board (commissaris);

c.	such holder’s common shares and, if applicable, special voting shares do not form part of a substantial interest or a deemed substantial interest in Ferrari and/or FE New within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001); and

d.	if such holder is not an individual, no part of the benefits derived from such holder’s common shares and, if applicable, special voting shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

See above for a description of the circumstances under which shares form part of a substantial interest or a deemed substantial interest.

If a holder of common shares and, if applicable, special voting shares satisfies test (a), but does not satisfy any one or more of tests (b), (c), and (d), such holder’s Dutch income tax position or corporation tax position, as the case may be, is not discussed in this form.

Taxes on income and capital gains in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares

General

The description set out in this section “—Taxes on income and capital gains” applies only to a holder of Ferrari common shares and, if applicable, Ferrari special voting shares, who is a “Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares,” a “Dutch Corporate holder of Ferrari common shares and, if applicable, Ferrari special voting shares” or a “Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares.”

Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares deriving profits or deemed to be deriving profits from an enterprise

If a Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares derives or is deemed to derive any benefits from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any capital gain realized on the disposal of such Ferrari common shares and, if applicable, Ferrari special voting shares, that are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

On receipt of the Ferrari special voting shares part of the book value for Dutch tax purposes of the Ferrari common shares will have to be attributed to the Ferrari special voting shares. The book value for Dutch tax purposes of the Ferrari common shares will be reduced accordingly.

Dutch Individual holders deriving benefits from miscellaneous activities

If a Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares derives or is deemed to derive (as outlined below) any benefits from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any gain realized on the disposal of such Ferrari common shares and, if applicable, Ferrari special voting shares, that constitute benefits from miscellaneous activities (as outlined below) (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates.

A Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares may, inter alia, derive, or be deemed to derive, benefits from Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities if such holder’s investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge or comparable forms of special knowledge.

On receipt of the Ferrari special voting shares part of the book value for Dutch tax purposes of the Ferrari common shares will have to be attributed to the Ferrari special voting shares. The book value for Dutch tax purposes of the Ferrari common shares will be reduced accordingly.

Other Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares

If a Dutch Individual holder’s situation has not been discussed before in this section “—Taxes on income and capital gains in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares” benefits from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be four percent per annum of the holder’s “yield basis” (rendementsgrondslag), generally to be determined at the beginning of the relevant year, to the extent that such yield basis exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30 percent. The value of a holder’s Ferrari common shares and, if applicable, Ferrari special voting shares forms part of the holder’s yield basis. Under this rule, actual benefits derived from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any gain realized on the disposal of such Ferrari common shares and, if applicable, Ferrari special voting shares, are not as such subject to Dutch income tax.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or to the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dutch Corporate holders of Ferrari common shares and, if applicable, Ferrari special voting shares

If a holder of Ferrari common shares and, if applicable, Ferrari special voting shares is a Dutch Corporate holder, any benefits derived or deemed to be derived by such holder from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any gain realized on the disposal thereof, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

On receipt of the Ferrari special voting shares part of the book value for Dutch tax purposes of the Ferrari common shares will have to be attributed to the Ferrari special voting shares. The book value for Dutch tax purposes of the Ferrari common shares will be reduced accordingly.

Non-resident holders of Ferrari common shares and, if applicable, Ferrari special voting shares

A Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares will not be subject to any Dutch taxes on income or capital gains (other than the Dutch dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by such holder from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any capital gain realized on the disposal thereof, unless:

1.	such holder derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares are attributable to such enterprise; or

2.	such holder is an individual and such holder derives benefits from Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities in the Netherlands.

See above for a description of the circumstances under which the benefits derived from Ferrari common shares and, if applicable, Ferrari special voting shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

On receipt of the Ferrari special voting shares part of the book value for Dutch tax purposes of the Ferrari common shares will have to be attributed to the Ferrari special voting shares. The book value for Dutch tax purposes of the Ferrari common shares will be reduced accordingly.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares

General

Ferrari is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it.

As an exception to this rule, Ferrari may not be required to withhold Dutch dividend withholding tax if it is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy. This exception does not apply to dividends distributed by Ferrari to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes.

The concept of “dividends distributed” as used in this section “Material Netherlands Tax Consequences” includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of Ferrari common shares and, if applicable, Ferrari special voting shares or FE New common shares and, if applicable, FE New special voting shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of common shares and/or special voting shares issued by Ferrari or FE New to a holder of common shares and, if applicable, special voting shares or an increase of the par value of common shares and/or special voting shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made;

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of Ferrari or FE New has resolved in advance to make such repayment and (b) the par value of the common shares and/or special voting shares concerned has been reduced by an equal amount by way of an amendment to articles of association of Ferrari or FE New.

Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares and Dutch Corporate holders of Ferrari common shares and, if applicable, Ferrari special voting shares

If a holder is a Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares or a Dutch Corporate holder of Ferrari common shares and, if applicable, Ferrari special voting shares, such holder can generally credit Dutch dividend withholding tax against its Dutch income tax or Dutch corporation tax liability, as applicable, and such holder is generally entitled to a refund in the form of a negative assessment of Dutch income tax or Dutch corporation tax, as applicable, to the extent such Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such holder’s aggregate Dutch income tax or aggregate Dutch corporation tax liability.

Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be credited against Dutch income tax or Dutch corporation tax, as applicable, exempted, reduced or refunded if a holder is the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by Ferrari. If a holder receives proceeds from Ferrari common shares and, if applicable, Ferrari special voting shares, such holder will not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, such holder has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, Dutch dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, Dutch dividend withholding tax than such holder, the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in Ferrari common shares and, if applicable, Ferrari special voting shares or similar instruments, comparable to its interest in Ferrari common shares and, if applicable, Ferrari special voting shares prior to the time the composite transaction was first initiated.

See “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—General” for a description of the concept “dividends distributed.”

Non-resident holders of Ferrari common shares and, if applicable, Ferrari special voting shares

Relief—general

If a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares is resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double tax treaty with the Netherlands, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax relief will only be available to a holder if such holder is the beneficial owner of dividends distributed by Ferrari.

In addition, a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares that is not an individual is entitled to an exemption from Dutch dividend withholding tax, provided that the following tests are satisfied:

1.	such holder is, according to the tax law in a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and such holder is not transparent for tax purposes according to the tax law of such state;

2.	any one or more of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by Ferrari, such holder holds shares representing at least five percent of Ferrari’s nominal paid-up capital; or

b.	such holder has held shares representing at least five percent of Ferrari’s nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by Ferrari; or

c.	such holder is connected with Ferrari within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d.	an entity connected with such holder within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by Ferrari, shares representing at least five percent of Ferrari’s nominal paid-up capital;

3.	such holder is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area, under the terms of a double tax treaty concluded with a third State; and

4.	such holder does not perform a similar function to an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from Dutch dividend withholding tax is not available if a holder is a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares and pursuant to a provision for the prevention of fraud or abuse included in a double tax treaty between the Netherlands and such holder’s country of residence, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to a holder if such holder is the beneficial owner of dividends distributed by Ferrari, as described above. If a holder is a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares and such holder is resident in a Member State of the European Union with which the Netherlands has concluded a double tax treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under (2)(a) above is also satisfied if such holder owns five percent of the voting rights in Ferrari.

Relief—U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares

If Ferrari is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy, Ferrari may not be required to withhold Dutch dividend withholding tax on dividends distributed to U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares.

If the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to the Netherlands, certain U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares may qualify for full or partial relief of the Dutch dividend withholding tax under the convention between the Kingdom of the Netherlands and the U.S. for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, done in Washington, D.C. on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Treaty”). On the basis of article 10 of the Netherlands-U.S. treaty, qualifying U.S. companies are under certain conditions entitled to a partial exemption from Dutch dividend withholding tax. On the basis of article 35 of the Netherlands-U.S. Treaty, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. On the basis of article 36 of the Netherlands-U.S. Treaty, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax.

Credit

If a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares is subject to Dutch income tax or Dutch corporation tax in respect of any benefits derived or deemed to be derived from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any capital gain realized on the disposal thereof, such holder can generally credit Dutch dividend withholding tax against Dutch income tax or Dutch corporation tax liability, as applicable, and such holder is generally entitled to a refund pursuant to a negative tax assessment if and to the extent the Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such holder’s aggregate Dutch income tax or aggregate Dutch corporation tax liability, respectively.

See the section “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—Dutch Individual holders and Dutch Corporate holders” for a description of the term beneficial owner.

See the section “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—General” for a description of the concept “dividends distributed.”

See the section “—Taxes on income and capital gains in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—Non-resident holders of Ferrari common shares and, if applicable, Ferrari special voting shares” for a description of the circumstances in which a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares is subject to Dutch income tax or Dutch corporation tax.

Gift and inheritance taxes in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares

If a holder of Ferrari common shares and, if applicable, Ferrari special voting shares disposes of Ferrari common shares and/or Ferrari special voting shares by way of gift, in form or in substance, or if a holder of Ferrari common shares and, if applicable, Ferrari special voting shares who is an individual dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

i.	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

ii.	the donor made a gift of Ferrari common shares and, if applicable, Ferrari special voting shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

For purposes of the above, a gift of Ferrari common shares and/or Ferrari special voting shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

For example, and without being exhaustive, an individual who has the Dutch nationality is deemed to be resident in the Netherlands at the time of his death or the making of the gift, if he resided in the Netherlands at any time during a period of ten years preceding the time of his death or the time of the gift. In addition, as a further example, and without being exhaustive, any individual who has been resident in the Netherlands and who has made a gift within a period of one year after he has taken up his residence outside the Netherlands, is deemed to be resident in the Netherlands at the time of the gift.

Value added tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares

No Dutch value added tax will arise in respect of any payment in consideration for the issue of Ferrari common shares and, if applicable, Ferrari special voting shares.

Registration taxes and duties in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a holder in respect of or in connection with (i) the subscription, issue, placement or allotment of Ferrari common shares and, if applicable, Ferrari special voting shares, (ii) the enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Ferrari common shares and, if applicable, Ferrari special voting shares or the performance by Ferrari of Ferrari’s obligations under such documents, or (iii) the transfer of Ferrari common shares and, if applicable, Ferrari special voting shares.

Dutch tax consequences in connection with implementation of the Demergers

The First Demerger and Second Demerger will not be a taxable event for Dutch tax purposes with respect to a holder of Ferrari common shares and, if applicable, Ferrari special voting shares.

Dividend withholding tax in connection with implementation of the Merger

The exchange of Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares pursuant to the Merger will not be subject to Dutch dividend withholding tax.

Taxes on income and capital gains in connection with implementation of the Merger

General

The description set out in this section “—Taxes on income and capital gains in connection with implementation of the Merger” applies only to a holder of Ferrari common shares and, if applicable, Ferrari special voting shares, who is a “Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares,” a “Dutch Corporate holder of Ferrari common shares and, if applicable, Ferrari special voting shares” or a “Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares.”

Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares deriving profits or deemed to be deriving profits from an enterprise

For a Dutch Individual holder whose Ferrari common shares and, if applicable, special voting shares are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise (other than as an entrepreneur or a shareholder), the exchange of Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares is considered to be a disposal of such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares and will result in recognition of a capital gain or a capital loss. Such benefits are generally subject to Dutch income tax at progressive rates. A Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares can opt for application of a roll-over facility for the capital gain if Ferrari and FE New are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the FE New common shares and, if applicable, FE New special voting shares received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Ferrari. The roll-over facility does not apply to any cash consideration received.

Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares deriving benefits from miscellaneous activities

If a Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares derives or is deemed to derive any benefits from Ferrari common shares and, if applicable, Ferrari special voting shares, that constitute benefits from miscellaneous activities (as outlined below) (resultaat uit overige werkzaamheden), the exchange of such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares is considered to be a disposal of such holder’s Ferrari common shares, and if applicable, Ferrari special voting shares and will result in recognition of a capital gain or a capital loss. Such benefits are generally subject to Dutch income tax at progressive rates. A Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares can opt for a roll-over facility for the capital gain if Ferrari and FE New are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the FE New common shares and, if applicable, FE New special voting shares received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Ferrari. The roll-over facility does not apply to any cash consideration received.

A Dutch Individual holder of Ferrari common shares and, if applicable, Ferrari special voting shares may, inter alia, derive, or be deemed to derive, benefits from Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities if such holder’s investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge or comparable forms of special knowledge.

Other Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares

If a Dutch Individual holder’s situation has not been discussed before in this section “—Taxes on income and capital gains in connection with implementation of the Merger” benefits from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be four percent per annum of the holder’s “yield basis” (rendementsgrondslag), generally to be determined at the beginning of the relevant year, to the extent that such yield basis exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30 percent. The value of the shares forms part of the holder’s yield basis. Under this rule, any capital gain or loss realized upon the exchange of Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares is not as such subject to Dutch income tax.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or to the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dutch Corporate holders of Ferrari common shares and, if applicable, Ferrari special voting shares

For a Dutch Corporate holder of Ferrari common shares and, if applicable, Ferrari special voting shares, the disposal of such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares in exchange for FE New common shares and, if applicable, FE New special voting shares will result in recognition of a capital gain or a capital loss, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969). If the participation exemption does not apply in respect of such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, such holder can opt for application of a roll-over facility for the capital gain if Ferrari and FE New are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the FE New common shares and, if applicable, FE New special voting shares received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Ferrari. The roll-over facility does not apply to any cash consideration received.

Non-resident holders of Ferrari common shares and, if applicable, Ferrari special voting shares

A Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares will not be subject to any Dutch taxes on income or capital gains in respect of the exchange of such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares, unless:

1.	such holder derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares are attributable to such enterprise; or

2.	such holder is an individual and such holder derives benefits from Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities in the Netherlands.

If a Non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares falls under the exception (1) or (2), the disposal of such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares in exchange for FE New common shares and, if applicable, FE New special voting shares will result in recognition of a capital gain or a capital loss. In these two cases and provided that the FE New common shares and, if applicable, Newco special voting shares received as Merger consideration are attributable to such enterprise or such miscellaneous activities in the Netherlands, such holder can opt for application of a roll-over facility for the capital gain if Ferrari and FE New are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the FE New common shares and, if applicable, FE New special voting shares received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Ferrari. The roll-over facility does not apply to any cash consideration received.

See above for a description of the circumstances under which the benefits derived from Ferrari common shares and, if applicable, Ferrari special voting shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Value added tax in connection with the implementation of the Merger

No Dutch value added tax will arise in respect of any payment in consideration for the exchange of Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares.

Registration taxes and duties in connection with the implementation of the Merger

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the exchange of Ferrari common shares and, if applicable, Ferrari special voting shares for FE New common shares and, if applicable, FE New special voting shares.

Taxes on income and capital gains from the ownership and disposition of FE New common shares and, if applicable, FE New special voting shares after implementation of the Merger

General

The description set out in this section “—Taxes on income and capital gains from the ownership and disposition of FE New common shares and, if applicable, FE New special voting shares after implementation of the Merger” applies only to a holder of FE New common shares and, if applicable, FE New special voting shares, who is a “Dutch Individual holder of FE New common shares and, if applicable, FE New special voting shares,” a “Dutch Corporate holder of FE New common shares and, if applicable, FE New special voting shares” or a “Non-resident holder of FE New common shares and, if applicable, FE New special voting shares.”

Dutch Individual holders of FE New common shares and, if applicable, FE New special voting shares deriving profits or deemed to be deriving profits from an enterprise

If a Dutch Individual holder of FE New common shares and, if applicable, FE New special voting shares derives or is deemed to derive any benefits from such holder’s FE New common shares and, if applicable, FE New special voting shares, including any capital gain realized on the disposal of such FE New common shares and, if applicable, FE New special voting shares, that are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

Dutch Individual holders of FE New common shares and, if applicable, FE New special voting shares deriving benefits from miscellaneous activities

If a Dutch Individual holder of FE New common shares and, if applicable, FE New special voting shares derives or is deemed to derive (as outlined below) any benefits from such holder’s FE New common shares and, if applicable, FE New special voting shares, including any gain realized on the disposal of such FE New common shares and, if applicable, FE New special voting shares, that constitute benefits from miscellaneous activities (as outlined below) (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates.

A Dutch Individual holder may, inter alia, derive, or be deemed to derive, benefits from FE New common shares and, if applicable, FE New special voting shares that are taxable as benefits from miscellaneous activities if such holder’s investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge or comparable forms of special knowledge.

Other Dutch Individual holders of FE New common shares and, if applicable, FE New special voting shares

If a Dutch Individual holder’s situation has not been discussed before in this section “—Taxes on income and capital gains from the ownership and disposition of FE New common shares and, if applicable, FE New special voting shares after implementation of the Merger” benefits from such holder’s FE New common shares and, if applicable, FE New special voting shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be four percent per annum of the holder’s “yield basis” (rendementsgrondslag), generally to be determined at the beginning of the relevant year, to the extent that such yield basis exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30 percent. The value of a holder’s FE New common shares and, if applicable, FE New special voting shares forms part of the holder’s yield basis. Under this rule, actual benefits derived from such holder’s FE New common shares and, if applicable, FE New special voting shares, including any gain realised on the disposal of such FE New common shares and, if applicable, FE New special voting shares, are not as such subject to Dutch income tax.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or to the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dutch Corporate holders of FE New common shares and, if applicable, FE New special voting shares

If a holder of FE New common shares and, if applicable, FE New special voting shares is a Dutch Corporate holder, any benefits derived or deemed to be derived by such holder from such holder’s FE New common shares and, if applicable, FE New special voting shares, including any gain realised on the disposal thereof, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Non-resident holders of FE New common shares and, if applicable, FE New special voting shares

A non-resident holder of FE New common shares and, if applicable, FE New special voting shares will not be subject to any Dutch taxes on income or capital gains (other than the Dutch dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by such holder from such holder’s FE New common shares and, if applicable, FE New special voting shares, including any capital gain realised on the disposal thereof, unless:

1.	such holder derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder’s FE New common shares and, if applicable, FE New special voting shares are attributable to such enterprise; or

2.	such holder is an individual and such holder derives benefits from FE New common shares and, if applicable, FE New special voting shares that are taxable as benefits from miscellaneous activities in the Netherlands.

See above for a description of the circumstances under which the benefits derived from FE New common shares and, if applicable, FE New special voting shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dividend withholding tax after implementation of the Merger

General

FE New is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it.

As an exception to this rule, FE New may not be required to withhold Dutch dividend withholding tax if it is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy. This exception does not apply to dividends distributed by FE New to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes.

Dutch Individual holders of FE New common shares and, if applicable, FE New special voting shares and Dutch Corporate holders of FE New common shares and, if applicable, FE New special voting shares

If a holder is a Dutch Individual holder of FE New common shares and, if applicable, FE New special voting shares or a Dutch Corporate holder of FE New common shares and, if applicable, FE New special voting shares, such holder can generally credit Dutch dividend withholding tax against its Dutch income tax or Dutch corporation tax liability, as applicable, and such holder is generally entitled to a refund in the form of a negative assessment of Dutch income tax or Dutch corporation tax, as applicable, to the extent such Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such holder’s aggregate Dutch income tax or aggregate Dutch corporation tax liability.

Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be credited against Dutch income tax or Dutch corporation tax, as applicable, exempted, reduced or refunded if a holder is the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by of FE New.

See “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—General” for a description of the concept “dividends distributed.”

See the section “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares and Dutch Corporate holders of Ferrari common shares and, if applicable, Ferrari special voting shares” for a description of the term beneficial owner.

Non-resident holders of FE New common shares and, if applicable, FE New special voting shares

Relief—general

If a Non-resident holder of FE New common shares and, if applicable, FE New special voting shares is resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double tax treaty with the Netherlands, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax relief will only be available to a holder if such holder is the beneficial owner of dividends distributed by FE New.

In addition, a Non-resident holder of FE New common shares and, if applicable, Ferrari special voting shares that is not an individual is entitled to an exemption from Dutch dividend FE New tax, provided that the following tests are satisfied:

1.	such holder is, according to the tax law in a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and such holder is not transparent for tax purposes according to the tax law of such state;

2.	any one or more of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by FE New, such holder holds shares representing at least five percent of FE New’s nominal paid-up capital; or

b.	such holder has held shares representing at least five percent of FE New’s nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by FE New; or

c.	such holder is connected with FE New within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d.	an entity connected with such holder within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by FE New, shares representing at least five percent of FE New’s nominal paid-up capital;

3.	such holder is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area, under the terms of a double tax treaty concluded with a third State; and

4.	such holder does not perform a similar function to an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from Dutch dividend withholding tax is not available if a holder is a Non-resident holder of FE New common shares and, if applicable, FE New special voting shares and pursuant to a provision for the prevention of fraud or abuse included in a double tax treaty between the Netherlands and such holder’s country of residence, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to a holder if such holder is the beneficial owner of dividends distributed by FE New. If a holder is a Non-resident holder of FE New common shares and, if applicable, FE New special voting shares and such holder is resident in a Member State of the European Union with which the Netherlands has concluded a double tax treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under (2)(a) above is also satisfied if such holder owns five percent of the voting rights in FE New.

Relief—U.S. holders of FE New common shares and, if applicable, FE New special voting shares

If FE New is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy, FE New may not be required to withhold Dutch dividend withholding tax on dividends distributed to U.S. holders of FE New common shares and, if applicable, FE New special voting shares.

If the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to the Netherlands, certain U.S. holders of FE New common shares and, if applicable, FE New special voting shares may qualify for full or partial relief of the Dutch dividend withholding tax under the convention between the Kingdom of the Netherlands and the U.S. for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, done in Washington, D.C. on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Treaty”). On the basis of article 10 of the Netherlands-U.S. treaty, qualifying U.S. companies are under certain conditions entitled to a partial exemption from Dutch dividend withholding tax. On the basis of article 35 of the Netherlands-U.S. Treaty, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. On the basis of article 36 of the Netherlands-U.S. Treaty, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax.

Credit

If a Non-resident holder of FE New common shares and, if applicable, FE New special voting shares is subject to Dutch income tax or Dutch corporation tax in respect of any benefits derived or deemed to be derived from such holder’s FE New common shares and, if applicable, FE New special voting shares, including any capital gain realized on the disposal thereof, such holder can generally credit Dutch dividend withholding tax against Dutch income tax or Dutch corporation tax liability, as applicable, and such holder is generally entitled to a refund pursuant to a negative tax assessment if and to the extent the Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such holder’s aggregate Dutch income tax or aggregate Dutch corporation tax liability, respectively.

See the section “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—Dutch Individual holders of Ferrari common shares and, if applicable, Ferrari special voting shares and Dutch Corporate holders of Ferrari common shares and, if applicable, Ferrari special voting shares” for a description of the term beneficial owner.

See the section “—Dividend withholding tax in connection with the offering of Ferrari common shares and, if applicable, Ferrari special voting shares—General” for a description of the concept “dividends distributed.”

See the section “—Taxes on income and capital gains from the ownership and disposition of FE New common shares and, if applicable, FE New special voting shares after implementation of the Merger—Non-resident holders of FE New common shares and, if applicable, FE New special voting shares” for a description of the circumstances in which a Non-resident holder of FE New common shares and, if applicable, FE New special voting shares is subject to Dutch income tax or Dutch corporation tax.

Gift and inheritance taxes after implementation of the Merger

If a holder of FE New common shares and, if applicable, FE New special voting shares disposes of FE New common shares and, if applicable, FE New special voting shares by way of gift, in form or in substance, or if a holder of FE New common shares and, if applicable, FE New special voting shares who is an individual dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

i.	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

ii.	the donor made a gift of FE New common shares and, if applicable, FE New special voting shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

For purposes of the above, a gift of FE New common shares and, if applicable, FE New special voting shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

For example, and without being exhaustive, an individual who has the Dutch nationality is deemed to be resident in the Netherlands at the time of his death or the making of the gift, if he resided in the Netherlands at any time during a period of ten years preceding the time of his death or the time of the gift. In addition, as a further example, and without being exhaustive, any individual who has been resident in the Netherlands and who has made a gift within a period of one year after he has taken up his residence outside the Netherlands, is deemed to be resident in the Netherlands at the time of the gift.

Value added tax after implementation of the Merger

No Dutch value added tax will arise in respect of any payment in consideration for the acquisition, ownership and/or disposal of FE New common shares and, if applicable, FE New special voting shares.

Registration taxes and duties after implementation of the Merger

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a holder in respect of or in connection with (i) the subscription, issue, placement or allotment of FE New common shares and, if applicable, FE New special voting shares, (ii) the enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the subscription, issue, placement or allotment of FE New common shares and, if applicable, FE New special voting shares or the performance by FE New of FE New’s obligations under such documents, or (iii) the transfer of FE New common shares and, if applicable, FE New special voting shares.

Material Italian Income Tax Consequences

This section describes solely the material Italian tax consequences of acquiring, holding, and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares. It does not consider every aspect of Italian taxation that may be relevant to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares in special circumstances or who is subject to special treatment under applicable law, and it is not intended to be applicable in all respects to all classes of investors.

This section also briefly describes the material Italian income tax consequences of the statutory forward merger of Ferrari with and into FE New, with this latter as surviving company, which will then be renamed Ferrari N.V. (see “The Restructuring and Separation Transactions”) to holders of our common shares and special voting shares who have acquired such shares in this offering.

Shareholders and any potential prospective investors should consult their own tax advisors regarding the Italian tax consequences of acquiring, holding, and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares in their particular circumstances and should investigate the nature and the origin of the amounts received as distributions in connection with the Ferrari common shares (dividends or reserves).

Where in this section English terms and expressions are used to refer to Italian concepts, the meaning to be given to these terms and expressions shall be the meaning to be given to the equivalent Italian concepts under Italian tax law. This summary assumes that Ferrari common shares will be listed on a regulated market. This summary also assumes that Ferrari is organized, and that the business will be conducted, in the manner outlined in this prospectus. A change to the organizational structure or to the manner in which Ferrari conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax laws of the Republic of Italy and case law / practice (unpublished case law / practice is not included) as it stands at the date of this prospectus. The law upon which this description is based is subject to change, potentially with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change.

Definitions

In this section, the following terms have the meaning defined below:

•	“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;

•	“Non-Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, other than Qualified Holdings;

•	“Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than two percent of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Ferrari’s issued and outstanding capital in excess of five percent; and

•	“Transfer of Qualified Holdings”: transfers of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Ferrari’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which Ferrari common shares may be acquired, the percentage of voting rights or interest in Ferrari’s capital potentially attributable to the holding of such rights and securities is taken into account.

Taxation of Dividends

The tax regime summarized in this subsection “Taxation of Dividends” applies only to classes of holders of Ferrari common shares and, if applicable, Ferrari special voting shares that are described here below.

Dividends paid by Ferrari are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy.

The tax regime may vary as follows.

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity

Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid to Italian resident individuals who hold the Ferrari common shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26 percent withholding tax in Italy if the common shares in Ferrari held by such individuals represent Non-Qualified Holdings. In this case, the holders are not required to report the dividends in their income tax returns.

Dividends paid to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if the Ferrari common shares held by such individuals represent Qualified Holdings, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings. In this case, dividends must be reported in the income tax return, but only 49.72 percent of such dividends are included in the holder’s overall income taxable in Italy.

(ii)	Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime

Dividends paid to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the common shares in Ferrari held by such individuals represent Non-Qualified Holdings, (b) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected into the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to 26 percent substitute tax.

(iii)	Sole Proprietors

Dividends paid to Italian resident individuals who hold the Ferrari common shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 49.72 percent of such dividends are included in the holder’s overall business income taxable in Italy.

(iv)	Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar partnerships as referred to in Article 5 CITA). Only 49.72 percent of such dividends are included in the overall income to be reported by the partnership.

No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only five percent of the dividends are included in the overall business income subject to corporate income tax (“IRES”), unless the common shares in Ferrari are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.

For some types of companies and under certain conditions, dividends are also included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).

(v)	Non-business entities referred to in Article 73(1)(c) CITA

No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment vehicles (“OICR”). Only 77.74 percent of the dividends are included in the holder’s overall income subject to IRES.

(vi)	Persons exempt from IRES and persons outside the scope of IRES

Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26 percent withholding tax.

No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (esclusi) under Article 74(1) CITA.

(vii)	Pension funds and OICR (other than Real Estate AIF)

No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (“Decree 252”) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, “Real Estate AIF”).

Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). A nine percent tax credit may be granted to the pension fund on income from its medium-and long-term financial investments (as identified by the decree of the Minister of Finance dated June 19, 2015 published on the Italian Gazzetta Ufficiale on July 30, 2015).

Dividends received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to taxation at the level of the OICR.

(viii)	Real Estate AIF

No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to Italian resident unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than five percent of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy

No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only five percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES.

For some types of businesses and under certain conditions, dividends are also included in the net value of production, which is subject to IRAP.

If dividends are paid with respect to common shares in Ferrari that are not connected with a permanent establishment in Italy of a non-resident person, please see subparagraph (B)(ii) below.

(ii)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy

A 26 percent withholding tax generally applies on dividends paid to non-resident persons that do not have a permanent establishment in Italy to which the common shares in Ferrari are effectively connected.

Subject to a specific application that must be submitted to the Italian tax authorities under the terms and conditions provided by law, non-resident holders are entitled to relief (in the form of a refund), which cannot be greater than 11/26 (eleven twenty-sixths) of the tax levied in Italy, if they can demonstrate that they have paid final tax abroad on the same profits. Holders who may be eligible for the relief should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, the tax refund.

As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty.

The domestic withholding tax rate on dividends is 1.375 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in a State that is party to the European Economic Area Agreement (“EEA Member State”) and is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the relief described above.

The domestic withholding tax rate on dividends is 11 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are pension funds that are set up in an EU Member States or an EEA Member State included in the Italian White List. These pension funds are not entitled to the relief described above.

Under Article 27-bis of Decree 600, which implemented in Italy Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds common shares in Ferrari that represent an interest in the issued and outstanding capital of Ferrari of no less than 10 percent for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in a EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the common shares in Ferrari for the sole or primary purpose of benefiting from the Parent Subsidiary Directive.

Under the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund / exemption regime described above also applies to dividends paid to a company that (a) is resident for tax purposes in Switzerland without being considered to be resident outside Switzerland according to a double tax treaty signed with a non-EU country, (b) is a limited company, (c) is subject to Swiss corporate tax without being exempted or benefiting from preferential tax regimes, and (d) directly holds common shares in Ferrari that represent an interest in Ferrari’s issued and outstanding capital of no less than 25 percent for an uninterrupted period of at least two years.

Dividends distributed to international entities or bodies that benefit from exemption from taxation in Italy pursuant to international rules or treaties entered into force in Italy will not be subject to withholding tax.

(iii)	U.S. holders (without permanent establishment in Italy) of Ferrari common shares and, if applicable, Ferrari special voting shares

If Ferrari is considered to be a tax resident of both Italy and the Netherlands, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between Italy and the Netherlands attributes the tax residency exclusively to Italy, Ferrari will be required to apply Italian dividend withholding tax on dividends distributed to U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares. However, certain U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares may qualify for full or partial relief from the Italian dividend withholding tax under the Convention between the Government of the United States of America and the Government of the Italian Republic for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999 (the “Italy-U.S. Treaty”). On the basis of Article 10 of the Italy-U.S. Treaty, (a) qualifying U.S. holders are entitled to a reduced Italian dividend withholding tax rate (i.e., 15 percent); (b) qualifying U.S. companies are entitled, under certain conditions, to a reduced Italian dividend withholding tax rate (5 percent) and (c) certain qualified U.S. governmental entities are entitled, under certain conditions, to a full exemption from Italian dividend withholding tax.

Taxation of distributions of Equity Reserves

The tax regime summarized in this subsection “Taxation of distributions of Equity Reserves” applies only to classes of holders of Ferrari common shares and, if applicable, Ferrari special voting shares that are described here below.

The information provided in this subsection summarizes the Italian tax regime applicable to the distributions by Ferrari—other than in case of reduction of excess capital, withdrawal, exclusion, redemption or liquidation—of equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests (interessi di conguaglio) paid in by the subscribers, equity (other than share capital) contributions (versamenti a fondo perduto) or share capital account payments (versamenti in conto capitale) made by shareholders and tax-exempt revaluation reserves (the “Equity Reserves”).

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that Ferrari has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Ferrari common shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the common shares in Ferrari into the discretionary investment portfolio regime (regime del risparmio gestito) described in subparagraph (A)(i) of the subsection “Taxation of capital gains” below.

(ii)	Sole Proprietors, business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian Sole Proprietors, Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), and Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA are deemed to be, and are treated as, profits for the recipients to the extent that Ferrari has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits should be subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as capital gains for tax purposes and should be subject to the same regime described in the subsection “Taxation of capital gains” below.

(iii)	Non-business entities referred to in Article 73(1)(c) CITA

Amounts received by Italian resident non-business entities referred to in Article 73(1)(c) CITA as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes.

(iv)	Persons exempt from IRES

Amounts received by Italian resident persons exempt from IRES as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes.

(v)	Pension funds and OICR (other than Real Estate AIF)

Based on a systematic interpretation of the statute, amounts received by Italian pension funds governed by Article 17 of Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). The value of the common shares in Ferrari at the end of the same tax year should also be included in the net annual accrued yield.

Conversely, any amounts received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) as distributions out of Equity Reserves are not subject to taxation at the level of the OICR.

(vi)	Real Estate “AIF”

Amounts received by Italian Real Estate AIF as distributions out of Equity Reserves are not subject to IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to the unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than five percent of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy

For non-Italian resident persons (whether individuals or corporations) without a permanent establishment in Italy to which the common shares in Ferrari are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident individuals not engaged in business activity. Therefore, the amounts received as distributions out of Equity Reserves, net of any amount that has already been treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes.

(ii)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy

For non-Italian resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the Ferrari common shares are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA as described in subparagraph (A)(ii) above. If the Equity Reserves distribution relates to common shares in Ferrari that are not connected to a permanent establishment in Italy of the non-resident recipient, reference must be made to subparagraph (B)(i) above.

Taxation of Capital Gains

The tax regime summarized in this subsection “Taxation of Capital Gains” applies only to classes of holders of Ferrari common shares and, if applicable, Ferrari special voting shares that are described here below.

(A)	ITALIAN RESIDENT PERSONS

(i)	Italian resident individuals not engaged in business activity

The tax regime of capital gains realized by Italian resident individuals upon transfer for consideration of the common shares in Ferrari (as well as of securities or rights whereby common shares in Ferrari may be acquired), other than capital gains realized in connection with a business activity, depends on whether the transfer is a Transfer of Qualified Holdings.

TRANSFER OF QUALIFIED HOLDINGS. 49.72 percent of the capital gains realized upon Transfers of Qualified Holdings must be included in the individual’s overall taxable income and reported in the individual’s annual income tax return. If the Transfer of Qualified Holdings gives rise to a capital loss, 49.72 percent of such loss may be offset against 49.72 percent of any capital gain of the same nature that is realized in the following years up to the fourth, provided that this capital loss is reported in the income tax return for the year when the capital loss is realized.

TRANSFER OF NON-QUALIFIED HOLDINGS. Capital gains on Non-Qualified Holdings are subject to a 26 percent substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:

a.	Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.	Nondiscretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses of the same nature. Capital losses may be carried forward and offset against capital gains of the same nature realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.	Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Decreases in value of the managed assets may be carried forward and offset against any subsequent increase in value accrued at July 1, 2014, but up to the following amount in case of decreases in value occurred up to June 30, 2014: (i) 48.08 percent of the relevant decreases in value occurred before January 1, 2012; and (ii) 76.92 percent of the decreases in value occurred from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

(ii)	Sole Proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)

Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the common shares in Ferrari would be fully deductible from the holder’s income.

However, if the conditions under a and b of subparagraph (A)(iii) below are met, only 49.72 percent of the capital gains must be included in the overall business income. Capital losses realized on common shares in Ferrari that meet the conditions under a and b of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.

(iii)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the common shares in Ferrari have been held for no less than three years and booked as fixed financial assets (immobilizzazioni finanziarie) in the last three financial statements.

However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if both the following requirements are met:

a.	The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

b.	The common shares in Ferrari have been booked as fixed financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the common shares in Ferrari are deemed as fixed financial assets if they are not accounted as “held for trading.”

The law lays down certain additional conditions for the exemption to be available. Based on the assumption that Ferrari is a holding company, that its shares will be listed on a regulated market, and that pursuant to Article 87(5) CITA its assets are predominantly composed of shareholdings in companies which satisfy the additional conditions set forth by Article 87 CITA in order to enjoy the participation exemption regime (i.e., the companies are not resident in a State with a preferential tax system and carry on a business activity), these additional conditions should be met.

The transfer of shares booked as fixed financial assets and shares booked as inventory must be considered separately with reference to each class. If the requirements for the participation exemption are met, any capital loss realized on the common shares in Ferrari cannot be deducted.

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.

Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends (or advance dividend) received by the holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) CITA (i.e., the company is not resident in a State with a preferential tax system and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards under Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than € 50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.

Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.

For some types of companies and under certain conditions, capital gains on common shares in Ferrari are also included in the net value of production that is subject to IRAP.

(iv)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA

Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity.

(v)	Pension funds and OICR (other than Real Estate “AIF”)

Capital gains on common shares in Ferrari held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). A nine percent tax credit may be granted to the pension fund on income from its medium-and long-term financial investments (as identified by the decree of the Minister of Finance dated June 19, 2015 published on the Italian Gazzetta Ufficiale on July 30, 2015).

Capital gains on common shares in Ferrari held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR.

(vi)	Real Estate AIF

Capital gains on common shares in Ferrari held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy

If non-Italian resident persons hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected, capital gains realized upon disposal of the common shares in Ferrari must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA, which is summarized under subparagraph (A)(iii) above. If the common shares in Ferrari are not connected to a permanent establishment in Italy of the non-resident person, reference must be made to subparagraph (B)(ii) below.

(ii)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy

a.	Non-Qualified Holdings. No tax applies in Italy on capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon transfer for consideration of common shares in Ferrari that do not qualify as Transfers of Qualified Holdings, even if the Ferrari common shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian resident holders who hold the Ferrari common shares with an Italian authorized financial intermediary and either are subject to the nondiscretionary investment portfolio regime or have elected into the discretionary investment portfolio regime may be required to timely submit to the Italian authorized financial intermediary an affidavit whereby they state that they are not resident in Italy for tax purposes.

b.	Qualified Holdings. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are included in the holder’s income taxable in Italy according to the same rules as applicable to Italian resident individuals not engaged in business activity. These capital gains must be reported in the annual income tax return and cannot be subject to the nondiscretionary investment portfolio regime or the discretionary investment portfolio regime. However, the provisions of double tax treaties entered into by Italy may apply if more favorable.

Special voting shares

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of special voting shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, we urge Ferrari shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of special voting shares.

Receipt of special voting shares

A shareholder that receives special voting shares issued by Ferrari should in principle not recognize any taxable income upon the receipt of special voting shares. Under a possible interpretation, the issue of special voting shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of Ferrari. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Ferrari common shares and its Ferrari special voting shares. Because the special voting shares are not transferable and their limited economic rights can be enjoyed only at the time of the liquidation of Ferrari, we believe and intend to take the position that the fair market value of each Special Voting Share is minimal. However, because the determination of the fair market value of the special voting shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the special voting shares as determined by us is incorrect.

Ownership of special voting shares

Shareholders of special voting shares should not have to recognize income in respect of any amount transferred to the special voting shares dividend reserve, but not paid out as dividends, in respect of the special voting shares.

Disposition of special voting shares

The tax treatment of a Ferrari shareholder that has its special voting shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that a Ferrari shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead should increase its basis in its Ferrari common shares by an amount equal to the tax basis (if any) in its special voting shares.

Transfer tax

Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ferrari common shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.

Financial Transaction Tax

(i)	Transfer of ownership of the Ferrari shares

Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (‘‘FTT’’) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.

The residence of the issuer for the purposes of FTT is the place where the issuer has its registered office.

Since the registered office of Ferrari is not in Italy, transfers of ownership of the shares in Ferrari will not be subject to FTT.

(ii)	High-frequency trading

Transactions carried out on the Italian financial markets are subject to a tax on high-frequency trading with regard to financial instruments referred to in subparagraph (i) above “Transfer of ownership of the Ferrari shares.”

Transfer of the Ferrari Shares upon Death or by Gift

Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including common shares and the special voting shares in Ferrari) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose, including the segregation of assets into a trust), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their registered office or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.

Subject to certain exceptions, transfers of assets and rights (including the common shares and the special voting shares in Ferrari) on death or by gift are generally subject to inheritance and gift tax as follows:

•	At a rate of four percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.

•	At a rate of six percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).

•	At a rate of eight percent in any other case.

If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

Stamp Duty

Under Article 13(2bis-2ter) of Decree No. 642 of October 26, 1972 (“Stamp Duty Act”), a 0.20 percent stamp duty generally applies on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports.

The stamp duty cannot exceed €14,000.00 for investors other than individuals.

Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy on June 20, 2012. Communications and reports sent to this type of investors are subject to the ordinary €2.00 stamp duty for each copy.

The taxable base of the stamp duty is the market value or—in the lack thereof—the nominal value or the redemption amount of any financial product.

Wealth Tax on Financial Products Held Abroad

Under Article 19 of Decree No. 201 of December 6, 2011, Italian resident individuals holding certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20 percent. The wealth tax applies on the market value at the end of the relevant year or—in the lack thereof—on the nominal value or the redemption value of such financial products held outside of Italian territory. Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

Certain Reporting Obligations for Italian Resident Holders

Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the common shares and the special voting shares in Ferrari) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in section RW of their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets. The requirement applies also if the persons above, being not the direct holder of the financial assets, are the actual economic owners thereof for the purposes of anti-money laundering legislation.

No disclosure requirements exist for financial assets (including the common shares and the special voting shares in Ferrari) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.

Tax Consequences of the Separation

The following discussion describes the material tax consequences of the Separation, which is intended to be carried out as described above under “The Restructuring and Separation Transactions”.

Tax Consequences of the Demergers

Because the Ferrari common shares sold in this offering are not expected to be exchanged, distributed, modified or otherwise directly affected in the First Demerger or Second Demerger, the First Demerger and Second Demerger will not be a taxable event with respect to holders of Ferrari shares.

Tax Consequences of the Merger

The Merger is intended to qualify as a tax-free (neutral) transaction under Article 172 CITA. In particular, holders of our Ferrari shares and special voting shares will not recognize any gain or loss upon, or because of, the Merger. In particular, holders of Ferrari shares will recognize no gain or loss upon the receipt of shares of FE New in exchange for their Ferrari shares. Holders of Ferrari shares (excluding FE New) will have an exchange basis in the FE New (Ferrari N.V.) shares that they receive upon the Merger (i.e., the same tax basis as they had in their Ferrari shares before the Merger).

Tax Consequences of holding FE New shares

It is expected that the Italian income tax consequences of holding and disposing FE New common shares or special voting shares generally would be the same as the Italian income tax consequences of holding and disposing Ferrari common shares or special voting shares described above.

Material United States Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of owning Ferrari common shares and special voting shares. It applies solely to persons that hold common shares or special voting shares of Ferrari as capital assets. This section does not apply to holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	a regulated investment company,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for the alternative minimum tax,

•	a person that actually or constructively owns 10 percent or more, by vote or value, of Ferrari,

•	a person that holds common shares or special voting shares of Ferrari as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that acquired common shares or special voting shares of Ferrari pursuant to the exercise of employee stock options or otherwise as compensation, or

•	a person whose functional currency is not the U.S. Dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for U.S. federal income tax purposes holding shares should consult its tax advisors with regard to the U.S. federal income tax treatment of the ownership of Ferrari common shares.

Holders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of Ferrari common shares in their particular circumstances.

To the extent this section consists of a statement as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell LLP.

Tax Consequences of Owning Ferrari Stock—U.S. Holders

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares of Ferrari that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. holder must include in its gross income the gross amount of any dividend paid by Ferrari to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Ferrari’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, common shares of Ferrari are treated as stock of a “qualified foreign corporation” if Ferrari is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is readily tradable on an established securities market in the United States. The common shares of Ferrari are expected to be readily tradable on the New York Stock Exchange and Ferrari is expected to be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, dividends Ferrari pays with respect to the shares are expected to constitute qualified dividend income, assuming the holding period requirements are met. However, no assurance can be given that the common shares of Ferrari will be treated as readily tradable on an established securities market in the United States or that Ferrari will qualify for the benefits of a comprehensive income tax treaty with the United States.

A U.S. holder must include any foreign tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. holder when the U.S. holder receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in Ferrari common shares, causing a reduction in the U.S. holder’s adjusted basis in Ferrari common shares, and thereafter as capital gain.

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. holder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. holder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. holder as a credit is limited to the amount of the U.S. holder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. holder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Ferrari will be foreign source income and will, depending on the circumstances of the U.S. holder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income, unless such corporation has less than 10 percent of applicable earnings and profits attributable to sources within the U.S. In certain circumstances, U.S. holders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. holder’s ability to use foreign tax credits. Ferrari does not believe that, immediately after the issuance of Ferrari common shares pursuant to the offering, it will be 50 percent or more owned by U.S. persons. In addition, Ferrari believes that its earnings and profits attributable to sources within the U.S. will not exceed 10 percent of applicable earnings and profits. However, these conclusions are factual determinations and are subject to change; no assurance can therefore be given that Ferrari may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code or that less than 10 percent of Ferrari’s earnings and profits will be attributable to sources within the U.S. U.S. holders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains

Subject to the discussion of PFIC taxation and expected tax consequences of the Separation below, a U.S. holder that sells or otherwise disposes of its Ferrari common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

Loyalty Voting Program

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, WE URGE U.S. HOLDERS TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SPECIAL VOTING SHARES.

Receipt of special voting shares

If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of special voting shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of Ferrari and an increase in the proportionate interest of other shareholders of Ferrari in Ferrari’s assets or earnings and profits. It is possible that the distribution of special voting shares to a U.S. holder and a distribution of cash in respect of Ferrari common shares could be considered together to constitute a “disproportionate distribution.” Unless Ferrari has not paid cash dividends in the 36 months prior to a U.S. holder’s receipt of special voting shares and Ferrari does not pay cash dividends in the 36 months following a U.S. holder’s receipt of special voting shares, Ferrari intends to treat the receipt of special voting shares as a distribution that is subject to tax as described above in “—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the special voting shares received. For the reasons stated above, Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the dividend) as determined by Ferrari is incorrect.

Ownership of special voting shares

Ferrari believes that U.S. holders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Ferrari believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. holders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. holder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Ferrari therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. holders of special voting shares other than a U.S. holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Ferrari’s determination is not binding on the IRS, it is possible that the IRS could disagree with Ferrari’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

Disposition of special voting shares

The tax treatment of a U.S. holder that has its special voting shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. holder would recognize a loss to the extent of the U.S. holder’s basis in its special voting shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. holder has held its special voting shares for more than one year. It is also possible that a U.S. holder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead a U.S. holder should increase the basis in its Ferrari common shares by an amount equal to the basis in its special voting shares. Such basis increase in a U.S. holder’s Ferrari common shares would decrease the gain, or increase the loss, that a U.S. holder would recognize upon the sale or other taxable disposition of its Ferrari common shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING PROGRAM IS UNCLEAR AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.

PFIC Considerations

Ferrari believes that its common shares will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. As discussed in greater detail below, if Ferrari common shares were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of Ferrari common shares would not be treated as capital gain, and a U.S. holder would be treated as if such U.S. holder had realized such gain and certain “excess distributions” ratably over the U.S. holder’s holding period for its Ferrari common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. holder’s Ferrari common shares would be treated as stock in a PFIC if Ferrari were a PFIC at any time during such U.S. holder’s holding period in the shares. Dividends received from Ferrari would not be eligible for the special tax rates applicable to qualified dividend income if Ferrari were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. holder held Ferrari common shares in such year) but instead would be taxable at rates applicable to ordinary income.

Ferrari would be a PFIC with respect to a U.S. holder if for any taxable year in which the U.S. holder held Ferrari common shares, after the application of applicable “look-through rules”:

•	75 percent or more of Ferrari’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

•	at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.

Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Ferrari is not a PFIC. Moreover, no assurance can be given that Ferrari would not become a PFIC for any future taxable year if there were to be changes in Ferrari’s assets, income or operations.

If Ferrari were to be treated as a PFIC for any taxable year included in whole or in part in a U.S. holder’s holding period of Ferrari and such U.S. holder is treated as owning Ferrari common shares for purposes of the PFIC rules (and regardless of whether Ferrari remains a PFIC for subsequent taxable years), the U.S. holder (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. holder on Ferrari common shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ferrari common shares) and (b) on any gain from the disposition of Ferrari common shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. holder’s holding period of the Ferrari common shares, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Ferrari.

If Ferrari were to be treated as a PFIC for any taxable year and provided that Ferrari common shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, which Ferrari believes will be the case, a U.S. holder may make a mark-to-market election with respect to such U.S. holder’s common shares. Under a mark-to-market election, any excess of the fair market value of the Ferrari common shares at the close of any taxable year over the U.S. holder’s adjusted tax basis in the Ferrari common shares is included in the U.S. holder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. holder’s adjusted tax basis at the close of any taxable year over the fair market value of the Ferrari common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. holder included in income in prior years. A U.S. holder’s tax basis in Ferrari common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Ferrari common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Ferrari common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. holder.

The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. holder makes a valid “qualified electing fund” election (“QEF election”), which, among other things, would require a U.S. holder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election effective.

A U.S. holder that holds Ferrari common shares during a period when Ferrari is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. holder’s holding of Ferrari common shares, even if Ferrari ceases to be a PFIC, subject to certain exceptions for U.S. holders that made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Ferrari were determined to be a PFIC.

Medicare Tax on Net Investment Income

A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 percent tax (the “Medicare tax”) on the lesser of (i) the U.S. person’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. person’s modified adjusted gross income (or adjusted gross income, in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business

(other than a trade or business that consists of certain passive or trading activities). If a holder is a U.S. person that is an individual, estate or trust, the holder is urged to consult the holder’s tax advisors regarding the applicability of the Medicare tax to the holder’s income and gains in respect of the holder’s investment in Ferrari common shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Ferrari common shares.

Backup Withholding and Information Reporting

Information reporting requirements for a noncorporate U.S. holder, on IRS Form 1099, will apply to:

•	dividend payments or other taxable distributions made to such U.S. holder within the U.S., and

•	the payment of proceeds to such U.S. holder from the sale of Ferrari common shares effected at a U.S. office of a broker.

Additionally, backup withholding (currently at a 28 percent rate) may apply to such payments to a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the IRS that such U.S. holder has failed to report all interest and dividends required to be shown on such U.S. holder’s federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.

Tax Consequences of Owning Ferrari Stock—Non-U.S. Holders

For the purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Ferrari common shares that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends

Dividends paid to a non-U.S. holder in respect of Ferrari common shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the U.S., and, if required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. taxation on a net income basis, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States. In such cases a non-U.S. holder will be taxed in the same manner as a U.S. holder. If a non-U.S. holder is a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

A non-U.S. holder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of the non-U.S. holder’s Ferrari common shares unless:

•	the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. taxation on a net income basis, the gain is attributable to a permanent establishment that the non-U.S. holder maintains in the United States, or

•	the non-U.S. holder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If a non-U.S. holder is a corporate non-U.S. holder, “effectively connected” gains it recognizes may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

A non-U.S. holder is exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to the non-U.S. holder outside the United States, and

•	other dividend payments and the payment of the proceeds from the sale of Ferrari common shares effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that the holder is a U.S. person and the non-U.S. holder has furnished the payor or broker:

•	an IRS Form W-8BEN or W-8BEN-E, as applicable, or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, that the holder is a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations, or

•	the non-U.S. holder otherwise establishes an exemption.

Payment of the proceeds from the sale of Ferrari common shares effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale of Ferrari common shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by a non-U.S. holder in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to the non-U.S. holder at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in Treasury Regulations, unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption.

In addition, a sale of Ferrari common shares will be subject to information reporting, but not backup withholding, if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. federal income tax purposes,

•	a foreign person 50 percent or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in Treasury Regulations, which in the aggregate hold more than 50 percent of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that the person is a U.S. person and the documentation requirements described above are met or the person otherwise establishes an exemption.

Tax Consequences of the Separation

The following discussion describes the material tax consequences of the Separation, which is intended to be carried out as described above under “The Restructuring and Separation Transactions”. No statutory, judicial or administrative authority directly discusses how a transaction such as the Separation (including the First Demerger, the Second Demerger and the Merger) should be treated for U.S. federal income tax purposes. In particular, the application of U.S. federal income tax laws to such transactions governed by non-U.S. corporate law is unclear. Accordingly, there can be no assurance that the tax consequences of the Separation will be as described below, or that the holders of common shares of FE New will not recognize gain for U.S. federal income tax purposes in connection with the First Demerger, the Second Demerger, the Merger.

Tax Consequences of the Demergers

Because the Ferrari common shares sold in this offering are not expected to be exchanged, distributed, modified or otherwise directly affected in the First Demerger or Second Demerger, the First Demerger and Second Demerger should not be a taxable event with respect to such holders of Ferrari common shares.

Tax Consequences of the Merger

The Merger is intended to qualify as a “reorganization” under Section 368(a) of the Code. Accordingly, a U.S. holder of Ferrari common shares generally should have the following tax consequences upon the exchange of Ferrari common shares for FE New common shares pursuant to the Merger:

•	such U.S. holder should recognize no gain or loss upon the exchange;

•	such U.S. holder’s aggregate basis in its common shares of FE New should be equal to the U.S. holder’s aggregate tax basis in its common shares of Ferrari;

•	such U.S. holder’s holding period in its FE New common shares should include such U.S. holder’s holding period in its Ferrari common shares in exchange for which such U.S. holder received such common shares of FE New.

U.S. holders that acquired blocks of Ferrari common shares at different times or at different prices should consult their own tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the determination of their holding period in, the common shares of FE New received in the exchange.

Tax Consequences of Owning FE New Stock

It is expected that the U.S. federal income tax consequences of owning FE New common shares or special voting shares generally would be the same as the U.S. federal income tax consequences of owning Ferrari common shares or special voting shares described above.

UNDERWRITING

The selling shareholder is offering our common shares described in this prospectus through the underwriters named below. UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Allen & Company LLC, Banco Santander, S.A., BNP Paribas Securities Corp., J.P. Morgan Securities LLC and Mediobanca—Banca di Credito Finanziario S.p.A. are acting as Joint Bookrunners and UBS Securities LLC is acting as Global Coordinator for the offering. UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We and the selling shareholder will enter into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters will severally agree to purchase, and the selling shareholder will agree to sell to the underwriters, the number of common shares listed next to each such underwriters’ name in the following table.

Underwriters	Number of Common Shares
UBS Securities LLC	7,442,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,297,500
Allen & Company LLC	687,000
Banco Santander, S.A.	687,000
BNP Paribas Securities Corp.	687,000
J.P. Morgan Securities LLC	687,000
Mediobanca—Banca di Credito Finanziario S.p.A.	687,000

Total	17,175,000

The underwriting agreement will provide that the underwriters must buy all of the common shares if they buy any of them. However, the underwriters will not be required to purchase the common shares covered by the underwriters’ option to purchase additional common shares as described below unless and until the option is exercised in accordance with its terms.

Our common shares will be offered subject to a number of conditions, including:

•	receipt and acceptance of our common shares by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Common Shares

The selling shareholder will grant the underwriters an option to buy up to an aggregate of 1,717,150 additional common shares. The underwriters will have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common shares approximately in proportion to the amounts specified in the table above.

Underwriting Discounts and Commissions

Common shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.936 per common share (1.8%) from the initial public offering price. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. If all the common shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount the selling shareholder will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per common share	Total
		No exercise	Full exercise
Public offering price	$52.00	$893,100,000	$982,391,800
Underwriting discounts and commissions to be paid by the selling shareholder	$1.56	$26,793,000	$29,471,754
Proceeds, before expenses, to the selling shareholder	$50.44	$866,307,000	$952,920,046

We estimate that the total expenses of the offering payable by us, including legal, accounting, and printing costs, as well as filing fees, will be approximately $10 million and the underwriters have agreed to reimburse us and the selling shareholder, as directed by the selling shareholder, for a portion of such expenses in an amount up to 0.5% of the proceeds of any shares sold in the offering. We have also agreed to reimburse the underwriters for certain of their expenses related to the filing and clearance of the offering by FINRA in an amount up to $10,000.

No Sales of Similar Securities

We and the selling shareholder have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act (other than a Registration Statement on Form S-8 with respect to employee benefit plans described herein) relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 90 days after the date of this prospectus, other than the common shares to be sold hereunder, share awards granted in the ordinary course pursuant to any company share plans and any common shares issued upon the exercise of options granted under our existing plans. However, we and the Selling Shareholder are not restricted from participating in any activities carried out in furtherance of any of the transactions described in “The Restructuring and Separation Transactions.”

Our chairman, Sergio Marchionne, and Piero Ferrari have entered into lock-up agreements with the underwriters prior to the commencement of this offering, pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executives and individuals in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for our common shares except, in each case, for certain limited exceptions.

UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at any time, without public notice and in their sole discretion, release some or all the securities from these lock-up agreements; provided, that in the case of a release given to Mr. Marchionne or Mr. Ferrari, we will be required to announce such a release in a press release at least two business days prior to the effective date of such release as long as we are notified at least three business days in advance thereof. There are no agreements between the representatives, on the one hand, and Mr. Marchionne or Mr. Ferrari, on the other hand, releasing Mr. Marchionne or Mr. Ferrari from these lock-up agreements prior to the expiration of the 90-day period. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale into the market, subject to applicable law, which could reduce the market price of our common shares.

Indemnification

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we or the selling shareholder are unable to provide this indemnification, we and the selling shareholder have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange Listing

Our common shares have been approved for listing on the New York Stock Exchange under the symbol “RACE.”

Price Stabilization, Short Positions

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares during and after the offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while the offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of our common shares than they are required to purchase in the offering and purchasing our common shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional common shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through their option to purchase additional common shares.

Naked short sales are short sales made in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased common shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the common shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to the offering, there was no public market for our common shares. The initial public offering price will be determined by negotiation among the selling shareholder and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies;

•	other factors deemed relevant by the underwriters and the selling shareholder.

The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares or that the common shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided and in the future may continue to provide to us and the selling shareholder and our respective affiliates, certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, Banco Santander, S.A. is one of the main sponsors of the Scuderia Ferrari racing team, for which we receive sponsorship fees. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or the selling shareholder. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distributions

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with the selling shareholder to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the selling shareholder or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notice to Prospective Investors

Neither Banco Santander, S.A. nor Mediobanca – Banca di Credito Finanziario S.p.A. are U.S.-registered broker-dealers; therefore, to the extent that either of them intend to effect any sales of the common shares in the United States, they will do so through Santander Investment Securities, Inc. and Mediobanca Securities USA LLC, their respective affiliated U.S.-registered broker-dealers, in accordance with the applicable U.S. securities laws and regulations, and as permitted by Financial Industry Regulatory Authority regulations.

Other than in the United States, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for us, the selling shareholder or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Netherlands

The common shares which are the subject of this prospectus have not been and shall not be offered, sold, transferred or delivered in the Netherlands other than to qualified investors (within the meaning of the Prospectus Directive (2003/71/EC, as amended).

Italy

The common shares which are the subject of this prospectus have not been and shall not be offered, sold, transferred or delivered in the Republic of Italy other than to qualified investors within the meaning of the Prospectus Directive and article 100, paragraph 1 of the Italian Unified Financial Act (Legislative Decree no. 58 of February 24, 1998, as amended) implemented by article 34-ter of Commissione Nazionale per le Società e la Borsa (CONSOB) Regulation no. 11971 of May 14, 1999, as amended.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Switzerland

This Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the common shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the common shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the common shares with a view to distribution.

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the Ferrari common shares to be sold will be passed upon by Loyens & Loeff N.V. Sullivan & Cromwell LLP has advised Ferrari and the selling shareholder as to certain U.S. legal matters. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The Annual Consolidated Financial Statements of Ferrari N.V. at December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 appearing in this Prospectus and Registration Statement have been audited by Reconta Ernst & Young S.p.A., independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

Ferrari is a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands with its corporate seat in the Netherlands. A majority of its directors and senior management, and some of the experts named in this prospectus, currently reside outside the United States. All or a substantial portion of the assets of these individuals are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon non-U.S. resident directors or upon Ferrari, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Ferrari.

The Netherlands

As there is no treaty on the reciprocal recognition and enforcement of judgments other than arbitration awards in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally recognize and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

•	the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

•	the final judgment results from proceedings compatible with Dutch concepts of due process;

•	the final judgment does not contravene public policy of the Netherlands; and

•	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

Under Dutch law, in the event that a third party is liable to Ferrari, only Ferrari itself can bring civil action against that party. The individual shareholders do not have the right to bring an action on behalf of Ferrari. Only in the event that the cause for the liability of a third party to Ferrari also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Italy

Judgments of U.S. courts may be enforceable in Italy. Final enforceable and conclusive judgments rendered by U.S. courts, even if obtained by default, may not require retrial and will be enforceable in the Republic of Italy, provided that pursuant to article 64 of Italian Law No. 218 of May 31, 1995 (riforma del sistema italiano di diritto internazionale privato), the following conditions are met:

•	the U.S. court which rendered the final judgment had jurisdiction according to Italian law principles of jurisdiction;

•	the relevant summons and complaint was appropriately served on the defendants in accordance with U.S. law and during the proceedings the essential rights of the defendants have not been violated;

•	the parties to the proceeding appeared before the court in accordance with U.S. law or, in the event of default by the defendants, the U.S. court declared such default in accordance with U.S. law;

•	there is no conflicting final judgment previously rendered by an Italian court;

•	there is no action pending in the Republic of Italy among the same parties and arising from the same facts and circumstances which commenced prior to the action in the United States; and

•	the provisions of such judgment would not violate Italian public policy. Italian courts may have jurisdiction on actions based on non-Italian law depending on the nature of the claims brought by the relevant shareholder and subject to the requirements set forth under the Council Regulations (EC) no. 66/2001 of 22 December 2000 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters.

Italian shareholders should seek advice from their own counsel based on the applicable circumstances.

FERRARI N.V.

INTERIM CONSOLIDATED INCOME STATEMENT

for the three and six months ended June 30, 2015 and 2014

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2015	2014	2015	2014
		(€ thousand)
Net revenues	6	765,789	728,682	1,386,737	1,348,571
Cost of sales	7	415,473	408,380	721,738	737,946
Selling, general and administrative costs	8	87,088	77,414	152,100	143,383
Research and development costs	9	137,462	132,109	291,106	275,875
Other expenses, net		3,724	6,044	3,788	6,317

EBIT		122,042	104,735	218,005	185,050
Net financial (expenses)/income	10	(7,904)	1,258	(5,962)	1,509

Profit before taxes		114,138	105,993	212,043	186,559
Income tax expense	11	38,229	32,457	71,064	58,644

Profit from continuing operations		75,909	73,536	140,979	127,915

Net profit		75,909	73,536	140,979	127,915

Net profit attributable to:
Owners of the parent		75,260	72,139	139,634	125,780
Non-controlling interests		649	1,397	1,345	2,135
Basic and diluted earnings per common share (in €)	12	0.40	0.38	0.74	0.67

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

for the three and six months ended June 30, 2015 and 2014

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2015	2014	2015	2014
		(€ thousand)
Net profit		75,909	73,536	140,979	127,915

Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	19	86,805	(27,830)	(49,622)	(42,913)
Exchange differences on translating foreign operations	19	(10,971)	1,972	13,765	2,249
Related tax impact	19	(27,257)	8,738	15,561	13,474
Total items that may be reclassified to the consolidated income statement in subsequent periods		48,577	(17,120)	(20,296)	(27,190)

Total other comprehensive income/(loss), net of tax	19	48,577	(17,120)	(20,296)	(27,190)

Total comprehensive income		124,486	56,416	120,683	100,725

Total comprehensive income/(loss) attributable to:
Owners of the parent		124,930	54,707	117,220	98,900
Non-controlling interests		(444)	1,709	3,463	1,825

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at June 30, 2015 and December 31, 2014

(Unaudited)

	Note	At June 30, 2015	At December 31, 2014
		(€ thousand)
Assets
Goodwill		787,178	787,178
Intangible assets	13	282,683	265,262
Property, plant and equipment	14	588,697	585,185
Investments and other financial assets	15	48,351	47,431
Deferred tax assets	11	148,707	111,716

Total non-current assets		1,855,616	1,796,772

Inventories	16	352,425	296,005
Trade receivables	17	154,290	183,642
Receivables from financing activities	17	1,182,544	1,224,446
Current tax receivables	17	10,159	3,016
Other current assets	17	83,047	52,052
Current financial assets	18	6,523	8,747
Deposits in FCA Group cash management pools	17	1,098,395	942,469
Cash and cash equivalents		257,527	134,278

Total current assets		3,144,910	2,844,655

Total assets		5,000,526	4,641,427

Equity and liabilities
Equity attributable to owners of the parent		2,586,838	2,469,618
Non-controlling interests		12,158	8,695

Total equity	19	2,598,996	2,478,313

Employee benefits		77,500	76,814
Provisions	20	139,493	134,774
Deferred tax liabilities	11	22,713	21,612
Debt	21	566,678	510,220
Other liabilities	22	669,701	670,378
Other financial liabilities	18	165,833	104,093
Trade payables	23	577,939	535,707
Current tax payables		181,673	109,516

Total equity and liabilities		5,000,526	4,641,427

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended June 30, 2015 and 2014

(Unaudited)

	For the six months ended June 30,
	2015	2014
	(€ thousand)
Cash and cash equivalents at beginning of the period	134,278	113,786
Cash flows from operating activities:
Profit before taxes	212,043	186,559
Amortization and depreciation	130,180	139,714
Provision accruals	22,610	33,891
Other non-cash expense and income	31,338	4,928
Net gains on disposal of property, plant and equipment and intangible assets	(496)	(219)
Change in inventories	(51,973)	(41,471)
Change in trade receivables	17,445	(3,002)
Change in trade payables	27,920	79,709
Change in receivables from financing activities	100,079	(139,096)
Change in other operating assets and liabilities	(49,113)	9,211
Income tax paid	(24,232)	(7,950)

Total	415,801	262,274
Cash flows used in investing activities:
Investments in property, plant and equipment	(72,543)	(57,323)
Investments in intangible assets	(78,299)	(70,243)
Proceeds from the sale of property, plant and equipment and intangible assets	703	235
Change in investments and other financial assets	(1,424)	(184)

Total	(151,563)	(127,515)
Cash flows from/(used in) financing activities:
Proceeds from bank borrowings	373	9,709
Repayment of bank borrowings	(11,818)	(5,839)
Net change in financial liabilities with FCA Group	16,509	95,082
Net change in other debt	8,900	(16,416)
Net change in deposits in FCA Group cash management pools	(146,806)	(214,054)
Dividends paid to non-controlling interest	(17,509)	-

Total	(150,351)	(131,518)
Translation exchange differences	9,362	669

Total change in cash and cash equivalents	123,249	3,910

Cash and cash equivalents at end of the period	257,527	117,696

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2015 and 2014

(Unaudited)

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non- controlling interests	Total
	(€ thousand)
At December 31, 2013	3,778	2,242,315	43,196	4,477	(4,260)	26,776	2,316,282

Net profit	-	125,780	-	-	-	2,135	127,915
Other comprehensive (loss)/income	-	-	(29,439)	2,559	-	(310)	(27,190)

At June 30, 2014	3,778	2,368,095	13,757	7,036	(4,260)	28,601	2,417,007

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non- controlling interests	Total
	(€ thousand)
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	8,695	2,478,313

Net profit	-	139,634	-	-	-	1,345	140,979
Other comprehensive (loss)/income	-	-	(34,061)	11,647	-	2,118	(20,296)

At June 30, 2015	3,778	2,643,248	(92,618)	41,559	(9,129)	12,158	2,598,996

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BACKGROUND AND GENERAL INFORMATION

Fiat S.p.A., merged with and into Fiat Chrysler Automobiles N.V. in October 2014 (Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership. The 90 percent shareholding was held by FCA until October 17, 2015, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari until October 17, 2015.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with Ferrari S.p.A. and its subsidiaries the “Group”), (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in Ferrari to its shareholders. After the Separation, Ferrari will operate as an independent, publicly traded company.

The transactions described above in (i) and (ii) (which are referred collectively to as the “Restructuring”) were completed on October 17, 2015 through the following steps:

•	The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•	FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•	FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA will own 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which is expected to be refinanced through third party debt.

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari will own 18,892,160 common shares and special voting shares, equal to 10.0 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Restructuring comprises: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which is expected to be subsequently refinanced. In preparing these interim condensed consolidated financial statements at and for the six months ended June 30, 2015 (the “Interim Condensed Consolidated Financial Statements”), the Company has retrospectively applied FCA’s basis of accounting for the Restructuring based on the following:

(i)	The capital reorganization:

•	The Company was formed by FCA solely to effect the Separation and will be controlled by FCA until completion of the Separation. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3—“Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8—“Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•	The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33—“Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2014. In particular:

•	The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,098.0 million, respectively, with an offset to retained earnings of €5.1 billion.

•	The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

•	The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 19.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(ii)	The issuance of the FCA Note:

•	The FCA Note and subsequent refinancing have not been reflected in the Interim Condensed Consolidated Financial Statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note eliminate on consolidation.

2.	AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on October 19, 2015, and have been prepared in accordance with IAS 34—Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2014 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph “—New standards and amendments effective from January 1, 2015.”

3.	BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “—Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Format of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim consolidated income statement, interim consolidated statement of comprehensive income/(loss), interim consolidated statement of financial position, interim consolidated statement of cash flows, interim consolidated statement of changes in equity and notes thereto.

New standards and amendments effective from January 1, 2015

The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements.

•	The Group adopted the narrow scope amendments to IAS 19—Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

•	The Group adopted the IASB’s Annual Improvements to IFRSs 2010—2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2—Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8—Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24—Related Party disclosures, the extension of the exclusion from the scope of IFRS 3—Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13—Fair value Measurement. There was no significant effect from the adoption of these amendments.

At the date of these Interim Condensed Consolidated Financial Statements the IASB had not issued any new standards, amendments or interpretations in addition to those described in the Consolidated Financial Statements at December 31, 2014. Reference should be made to the section “New standards, amendments and interpretations not yet effective in the Consolidated Financial Statements” for a detailed description of new standards not yet effective at June 30, 2015.

4.	FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk, financial market risk (relating mainly to foreign currency exchange rates, interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 29 to the Consolidated Financial Statements.

There have been no changes in the risk management policies as compared to those disclosed in Note 29 to the Consolidated Financial Statements.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

5.	OTHER INFORMATION

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2015		2014
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.1155	1.1189	1.3705	1.3658	1.2141
Pound Sterling	0.7323	0.7114	0.8214	0.8015	0.7789
Swiss Franc	1.0566	1.0413	1.2214	1.2156	1.2024
Japanese Yen	134.1676	137.0100	140.4121	138.4400	145.2300
Chinese Yuan	6.9389	6.9366	8.4513	8.4722	7.5358
Australian Dollar	1.4261	1.4550	1.4988	1.4537	1.4829
Singapore Dollar	1.5058	1.5068	1.7281	1.7047	1.6058

6.	NET REVENUES

Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ thousand)
Revenues from:
Cars and spare parts	578,179	525,416	1,007,303	949,461
Engines	57,295	75,013	121,142	152,493
Sponsorship, commercial and brand	103,011	104,820	212,281	205,652
Other	27,304	23,433	46,011	40,965

Total net revenues	765,789	728,682	1,386,737	1,348,571

Other primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

7.	COST OF SALES

Cost of sales for the three months ended June 30, 2015 and 2014 amounted to €415,473 thousand and €408,380 thousand, respectively, and for the six months ended June 30, 2015 and 2014 amounted to €721,738 thousand and €737,946 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.

Interest and other financial expenses from financial services companies included within cost of sales for the three months ended June 30, 2015 and 2014 amounted to €3,972 thousand and €6,386 thousand, respectively and for the six months ended June 30, 2015 and 2014 amounted to €8,300 thousand and €10,753 thousand, respectively.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8.	SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended June 30, 2015 and 2014 amounted to €44,677 thousand and €46,655 thousand, respectively, and for the six months ended June 30, 2015 and 2014 amounted to €84,518 thousand and €91,647 thousand, respectively, consisting mainly of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs which mainly consist of marketing and sales personnel costs, amounted to €42,411 thousand and €30,759 thousand for the three months ended June 30, 2015 and 2014, respectively, and for the six months ended June 30, 2015 and 2014 amounted to €67,582 thousand and €51,736 thousand respectively. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

9.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ thousand)
Amortization of capitalized development costs	30,889	31,921	55,858	61,706
Research and development costs expensed during the period	106,573	100,188	235,248	214,169

Total research and development costs	137,462	132,109	291,106	275,875

The main component of research and development costs expensed relates to the research and development activities performed for the Formula 1 racing car, which included initiatives to maximize the performance, efficiency and safety of the car, which are expensed as incurred.

The U.S. National Highway Traffic Safety Administration (“NHTSA”) recently published guidelines for driver distraction. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. We are in the process of evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps, if any, we will need to take to comply with the new requirements.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

10.	NET FINANCIAL (EXPENSES)/INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	1,350	821	3,600	2,592
Financial services companies (reported within net revenues)	14,922	10,500	29,233	20,815

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(9,254)	437	(9,562)	(1,083)
Financial services companies (reported within cost of sales)	(3,972)	(6,386)	(8,300)	(10,753)

Net financial (expenses)/income relating to industrial companies (A + B)	(7,904)	1,258	(5,962)	1,509

11.	INCOME TAX EXPENSE

Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ thousand)
Current tax expense	52,321	45,164	94,361	71,376
Deferred tax income	(13,636)	(12,580)	(23,316)	(12,840)
Taxes relating to prior periods	(456)	(127)	19	108

Total income tax expense	38,229	32,457	71,064	58,644

Income tax expense of €38,229 thousand for the three months ended June 30, 2015 compared to €32,457 thousand for the three months ended June 30, 2014, and €71,064 thousand for the six months ended June 30, 2015, compared to €58,644 thousand for the six months ended June 30, 2014, increased primarily as a result of an increase in profit before tax.

Income tax expense recorded in the Interim Condensed Consolidated Financial Statements has been calculated based on the tax rate expected for the full financial year. The tax rate net of Italian Regional Income Tax (“IRAP”), used for the six months ended June 30, 2015 is 28.3 percent (26.0 percent for the six months ended June 30, 2014). IRAP (current and deferred) for the six months ended June 30, 2015 and 2014 amounted to €11,102 thousand and €10,225 thousand, respectively.

IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three and six months ended June 30, 2015 and 2014, respectively.

The Group recognizes in its interim consolidated statement of financial position within deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated companies, where these may be offset.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The increase from the net deferred tax assets balance at December 31, 2014 to the balance at June 30, 2015 was primarily due to the effect of losses from our cash flow hedging instruments.

12.	EARNINGS PER SHARE

As discussed in Note 1, the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2014. Following the Restructuring, the Company has 188,921,600 common shares outstanding. The June 30, 2015 and 2014 share amounts have been adjusted retrospectively to reflect this change.

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2015	2014	2015	2014
		Common shares	Common shares	Common shares	Common shares
Profit attributable to owners of the parent	€ thousand	75,260	72,139	139,634	125,780
Weighted average number of common shares	thousand	188,922	188,922	188,922	188,922

Basic and diluted earnings per common share		€0.40	0.38	0.74	0.67

Diluted earnings per share

Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.

13.	INTANGIBLE ASSETS

	Balance at December 31, 2014	Additions	Disposals	Amortization	Translation differences	Balance at June 30, 2015
	(€ thousand)
Intangible assets	265,262	78,299	-	(60,843)	(35)	282,683

Additions of €78,299 thousand in the six months ended June 30, 2015 primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.

For the six months ended June 30, 2015, the Group capitalized borrowing costs of €427 thousand. Those costs will be amortized over the useful life of the category of assets to which they relate.

14.	PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2014	Additions	Disposals	Depreciation	Translation differences	Balance at June 30, 2015
	(€ thousand)
Property, plant and equipment	585,185	72,543	(207)	(68,638)	(186)	588,697

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Additions of €72,543 thousand for the six months ended June 30, 2015 were mainly comprised of additions to plant, machinery and equipment, advances and assets under construction.

For the six months ended June 30, 2015, the Group capitalized borrowing costs of €206 thousand. Those costs will be amortized over the useful life of the category of assets to which they relate.

At June 30, 2015, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €65,576 thousand (€52,389 thousand at December 31, 2014).

15.	INVESTMENTS AND OTHER FINANCIAL ASSETS

Investments and other financial assets primarily relate to investment properties held for the purpose of earning rental income. Investments and other financial assets amounted to €48,351 thousand at June 30, 2015, compared to €47,431 thousand at December 31, 2014.

16.	INVENTORIES

	At June 30, 2015	At December 31, 2014
	(€ thousand)
Raw materials	55,408	91,035
Semifinished goods	76,450	59,771
Finished goods	220,567	145,199

Total inventories	352,425	296,005

The amount of inventory write-downs recognized as an expense within cost of sales for the six months ended June 30, 2015 was €1,188 thousand (€1,042 thousand for the six months ended June 30, 2014).

The increase in finished goods primarily relates to an increase in inventories to support an orderly phase out of the 458 Italia and 458 Spider in 2015.

17.	CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

The composition of the current receivables, other current assets and deposits in FCA Group cash management pools is as follows:

	At June 30, 2015	At December 31, 2014
	(€ thousand)
Trade receivables	154,290	183,642
Deposits in FCA Group cash management pools	1,098,395	942,469
Receivables from financing activities	1,182,544	1,224,446
Current tax receivables	10,159	3,016
Other current assets	83,047	52,052

Total	2,528,435	2,405,625

Following the Separation, the arrangements related to the Deposits in FCA Group cash management pools will be terminated and we will manage our liquidity and treasury function on a standalone basis.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Receivables from financing activities

Receivables from financing activities are as follows:

	At June 30, 2015	At December 31, 2014
	(€ thousand)
Client financing	1,113,013	939,284
Financial receivables from FCA Group companies	1,340	161,303
Factoring receivables	43,053	89,821
Dealer financing	24,585	33,611
Other	553	427

Total	1,182,544	1,224,446

The decrease in financial receivables from FCA Group companies primarily relates to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China.

18.	CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2015		At December 31, 2014
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	5,976	(163,807)	8,004	(100,620)

Total cash flow hedges	5,976	(163,807)	8,004	(100,620)
Other foreign exchange derivatives	547	(2,026)	743	(3,473)

Other financial assets/(liabilities)	6,523	(165,833)	8,747	(104,093)

Other foreign exchange derivatives relate to foreign currency forwards entered into for hedging purposes that do not qualify for hedge accounting treatment.

19.	EQUITY

As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2014.

Share capital

Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand, at June 30, 2015 and December 31, 2014, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.

The Company will not issue new common shares or special voting shares in the anticipated initial public offering and will not receive any of the proceeds. Additionally, following the initial public offering, 18,892,150 special voting shares will be held in treasury until investors elect and qualify to participate in the loyalty voting program.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The loyalty voting structure

We expect that FCA and Piero Ferrari will participate in our loyalty voting program and, therefore, will effectively hold two votes for each of the common shares they hold. FCA shareholders that participate in FCA’s loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the Separation. Investors who purchase common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Share premium

Retained earnings and other reserves includes the share premium reserve of €5,975,434 thousand at June 30, 2015 and December 31, 2014, respectively, which resulted from the issuance of common shares pursuant to the Restructuring.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ thousand)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	46,927	(16,660)	(141,259)	(19,548)
(Gains)/losses on cash flow hedging instruments reclassified to the consolidated income statement	39,878	(11,170)	91,637	(23,365)

Gains/(losses) on cash flow hedging instruments	86,805	(27,830)	(49,622)	(42,913)
Exchange differences on translating foreign operations arising during the period	(10,971)	1,972	13,765	2,249

Total items that may be reclassified to the consolidated income statement in subsequent periods	75,834	(25,858)	(35,857)	(40,664)

Total other comprehensive income/(loss)	75,834	(25,858)	(35,857)	(40,664)

Related tax impact	(27,257)	8,738	15,561	13,474

Total other comprehensive income/(loss), net of tax	48,577	(17,120)	(20,296)	(27,190)

Losses on cash flow hedging instruments arising during the six months ended June 30, 2015 and 2014 relate to losses recognized on the fair value measurement of derivative financial instruments used for cash flow hedging purposes. The increase in the losses on cash flow hedging instruments arising during the six months ended June 30, 2015 compared to June 30, 2014 is due to fluctuations in foreign currency exchange rates during the period.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The tax effect relating to other comprehensive loss are as follows:

	For the three months ended June 30,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ thousand)
Gains/(losses) on cash flow hedging instruments	86,805	(27,257)	59,548	(27,830)	8,738	(19,092)
Exchange gains on translating foreign operations	(10,971)	-	(10,971)	1,972	-	1,972

Total other comprehensive income/(loss)	75,834	(27,257)	48,577	(25,858)	8,738	(17,120)

	For the six months ended June 30,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ thousand)
Losses on cash flow hedging instruments	(49,622)	15,561	(34,061)	(42,913)	13,474	(29,439)
Exchange gains on translating foreign operations	13,765	-	13,765	2,249	-	2,249

Total other comprehensive loss	(35,857)	15,561	(20,296)	(40,664)	13,474	(27,190)

20.	PROVISIONS

The Group’s provisions are as follows:

	At June 30, 2015	At December 31, 2014
	(€ thousand)
Warranty provision	76,961	68,512
Legal proceedings and disputes	43,460	44,544
Other risks	19,072	21,718

Total provisions	139,493	134,774

The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.

Movements in provisions are as follows:

	At December 31, 2014	Additional provisions	Utilization	Translation differences	At June 30, 2015
	(€ thousand)
Warranty provision	68,512	17,299	(9,273)	423	76,961
Legal proceedings and disputes	44,544	2,786	(3,870)	-	43,460
Other risks	21,718	2,525	(5,682)	511	19,072

Total provisions	134,774	22,610	(18,825)	934	139,493

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

21.	DEBT

	At June 30, 2015	At December 31, 2014
	(€ thousand)
Financial liabilities with FCA	428,039	378,542
Borrowings from banks	108,037	109,105
Other debt	30,602	22,573

Total debt	566,678	510,220

Changes in total debt are as follows:

(€ thousands)
Balance at December 31, 2014	510,220

Proceeds from bank borrowings	373
Repayment of bank borrowings	(11,818)
Net change in financial liabilities with FCA Group	16,509
Interest on financial liabilities with FCA Group	2,879
Net change in other debt	8,900
Translation differences	39,615

Balance at June 30, 2015	566,678

22.	OTHER LIABILITIES

An analysis of other liabilities is as follows:

	At June 30, 2015	At December 31, 2014
	(€ thousand)
Deferred income	315,125	234,536
Advances	111,388	187,222
Accrued expenses	76,212	85,624
Security deposits	26,281	33,117
Payables to personnel	22,043	28,713
Social security payables	13,103	13,251
Other	105,549	87,915

Total other liabilities	669,701	670,378

Deferred income at June 30, 2015 primarily includes amounts received under the scheduled maintenance program as defined in the Consolidated Financial Statements (€122,373 thousand at June 30, 2015 and €111,589 thousand at December 31, 2014), which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.

Advances at June 30, 2015 and December 31, 2014 primarily includes advances from clients received for the purchase of special series, limited edition and supercars.

The classification ‘Other’ within other liabilities at June 30, 2015 includes €52,703 thousand (€64,307 thousand at December 31, 2014) related to dividends payable to the non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. Ltd.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

23.	TRADE PAYABLES

Trade payables of €577,939 thousand at June 30, 2015 (€535,707 thousand at December 31, 2014) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

24.	FAIR VALUE MEASUREMENT

IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2015 and at December 31, 2014:

		At June 30, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		257,527	-	-	257,527
Investments and other financial assets-Delta Top Co option	15	-	-	10,746	10,746
Current financial assets	18	-	6,523	-	6,523

Total assets		257,527	6,523	10,746	274,796

Other financial liabilities	18	-	165,833	-	165,833

Total liabilities		-	165,833	-	165,833

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		134,278	-	-	134,278
Investments and other financial assets-Delta Top Co option	15	-	-	10,546	10,546
Current financial assets	18	-	8,747	-	8,747

Total assets		134,278	8,747	10,546	153,571

Other financial liabilities	18	-	104,093	-	104,093

Total liabilities		-	104,093	-	104,093

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In the six months ended June 30, 2015 and in the same period in 2014 there were no transfers between levels in the fair value hierarchy.

The fair value of current financial assets and other financial liabilities is related to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts and currency swaps is determined by taking the prevailing foreign currency exchange rate and interest rates at the balance sheet date.

The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

The following table presents the changes in the fair value of the Delta Top Co option (which is the only asset categorized in level 3) from December 31, 2014 to June 30, 2015.

Investments and other financial assets-Delta Top Co option
(€ thousand)
At December 31, 2014	10,546

Gains recognized in net financial (expenses)/income	200

At June 30, 2015	10,746

Assets and liabilities not measured at fair value on a recurring basis

For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2015		At December 31, 2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Deposits in FCA Group cash management pools	17	1,098,395	1,098,395	942,469	942,469
Receivables from financing activities	17	1,182,544	1,183,697	1,224,446	1,225,931
Customer financing		1,113,013	1,114,166	939,284	940,769
Financial receivables from FCA Group companies		1,340	1,340	161,303	161,303
Factoring receivables		43,053	43,053	89,821	89,821
Dealer financing		24,585	24,585	33,611	33,611
Other		553	553	427	427

Total		2,280,939	2,282,092	2,166,915	2,168,400

Debt	21	566,678	566,073	510,220	509,355

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

25.	RELATED PARTY TRANSACTIONS

Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; in particular, these transactions relate to:

Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group;

•	the purchase of engines components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•	the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A. and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

•	transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

The Group also has the following financial transactions with the FCA Group:

•	the Group sells a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole, on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

•	certain Ferrari financing companies obtain financing from FCA Group companies. Debt from FCA Group companies relate to the amounts owed under such facilities at the dates presented. See Note 21;

•	Ferrari Group companies participate in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represent the Group’s participation in such pools. Deposits with FCA Group earn EURIBOR +15bps. See Note 17. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis;

•	the Group has purchased trade receivables from the FCA Group on a non-recourse basis. The interest earned on such receivables is recorded in net revenues;

•	the Group has financial receivables with Maserati and Automotive Lighting LLC (“Automotive Lighting”), which will be settled in the ordinary course of business. See Note 17.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). The former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari.

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2015			2014
	Net revenues	Cost(1)	Financial income/ (expenses)	Net revenues	Cost(1)	Financial income/ (expenses)
	(€ thousand)
FCA Group Companies
Maserati	103,054	1,279	-	123,434	223	-
FCA US LLC	-	14,578	-	-	13,006	-
Magneti Marelli	960	14,419	-	565	10,653	-
Other FCA Group Companies	3,990	43,793	(7,447)	2,724	20,250	1,971

Total FCA Group Companies	108,004	74,069	(7,447)	126,723	44,132	1,971

Exor Group companies (excluding the FCA Group)

Exor Group companies	208	172	-	137	195	-

Other related parties
Poltrona Frau	-	11,945	-	-	10,128	-
COXA S.p.A.	111	4,846	-	-	3,922	-
HPE S.r.l.	-	1,201	-	-	1,284	-
Other related parties	-	-	-	-	4	-

Total other related parties	111	17,992	-	-	15,338	-

Total transactions with related parties	108,323	92,233	(7,447)	126,860	59,665	1,971

Total for the Group	1,386,737	873,838	(5,962)	1,348,571	881,329	1,509

(1)	Costs include cost of sales and selling, general and administrative costs.

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2015				At December 31, 2014
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	46,505	3,938	-	36,582	68,224	5,368	-	50,736
FCA US LLC	1,626	3,080	-	-	1,062	8,250	-	-
Magneti Marelli	741	7,268	-	-	516	6,239	-	-
Other FCA Group Companies	214	5,311	656	839	172	2,766	2,181	105

Total FCA Group Companies	49,086	19,597	656	37,421	69,974	22,623	2,181	50,841

Exor Group companies (excluding the FCA Group)

Exor Group companies	291	44	-	103	-	28	-	-

Other related parties
Poltrona Frau	23	4,373	-	-	1,763	8,564	-	-
COXA S.p.A.	56	870	-	-	308	1,448	-	-
HPE S.r.l.	-	216	-	-	-	686	-	-
Other related parties	-	113	-	-	1,647	251	-	-

Total other related parties	79	5,572	-	-	3,718	10,949	-	-

Total transactions with related parties	49,456	25,213	656	37,524	73,692	33,600	2,181	50,841

Total for the Group	154,290	577,939	83,047	669,701	183,642	535,707	52,052	670,378

Financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2015			At December 31, 2014
	Deposits in FCA Group cash management pools	Receivables from financing activities	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Debt
	(€ thousand)
FCA Group finance companies	1,098,395	-	428,039	942,469	-	378,542
Maserati	-	-	-	-	147,071	-
Automotive Lighting LLC	-	1,340	-	-	14,232	-

Total transactions with related parties	1,098,395	1,340	428,039	942,469	161,303	378,542

Total for the Group	1,098,395	1,182,544	566,678	942,469	1,224,446	510,220

FERRARI N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

26.	ENTITY-WIDE DISCLOSURES

The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2015 and 2014:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ thousand)
Italy	61,257	119,808	115,794	227,920
Other EMEA	306,858	335,178	591,055	621,762
Americas (1)	258,202	155,689	436,333	285,836
Greater China (2)	54,398	65,044	101,163	107,754
Rest of APAC (3)	85,074	52,963	142,392	105,299

Total net revenues	765,789	728,682	1,386,737	1,348,571

(1) Includes United States of America, Canada, Mexico and the rest of Central and South America

(2) Includes mainland China, Hong Kong and Taiwan

(3) Mainly relates to Japan and Australia

27.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through October 19, 2015, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance.

On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect. The estimated costs associated with this recall are not expected to be material.

On September 23, 2015, the Group signed an agreement to sell a group of assets related to its investment properties in Modena, Italy, to the tenant, Maserati S.p.A., an FCA Group company. The total sale price amounted to €37 million and reflects the market value of the assets, as determined by an independent valuation. At June 30, 2015, the net book value of the assets and liabilities disposed of was €31 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Ferrari N.V.

We have audited the accompanying consolidated statements of financial position of Ferrari N.V. as of December 31, 2014 and 2013, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ferrari N.V. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Reconta Ernst & Young S.p.A.

Turin, Italy

October 19, 2015

FERRARI N.V.

CONSOLIDATED INCOME STATEMENT

for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ thousand)
Net revenues	4	2,762,360	2,335,270	2,225,207
Cost of sales	5	1,505,889	1,234,643	1,198,901
Selling, general and administrative costs	6	300,090	259,880	242,819
Research and development costs	7	540,833	479,294	431,456
Other expenses/(income), net	8	26,080	(2,096)	16,534

EBIT		389,468	363,549	335,497
Net financial income/(expenses)	9	8,765	2,851	(898)

Profit before taxes		398,233	366,400	334,599
Income tax expense	10	133,218	120,301	101,109

Net profit		265,015	246,099	233,490

Net profit attributable to:
Owners of the parent		261,371	240,774	225,403
Non-controlling interests	3	3,644	5,325	8,087
Basic and diluted earnings per common share (in €)	12	1.38	1.27	1.19

The accompanying notes are an integral part of the Consolidated Financial Statements.

FERRARI N.V.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ thousand)
Net profit		265,015	246,099	233,490

Items that will not be reclassified to the consolidated income statement in subsequent periods:
Losses on remeasurement of defined benefit plans	20	(4,739)	(2,412)	(1,595)
Related tax impact	20	1,061	1,799	-

Total items that will not be reclassified to the consolidated income statement in subsequent periods		(3,678)	(613)	(1,595)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments	20	(148,341)	54,603	76,786
Exchange differences on translating foreign operations	20	27,836	(7,467)	(5,551)
Related tax impact	20	46,588	(17,146)	(24,111)

Total items that may be reclassified to the consolidated income statement in subsequent periods		(73,917)	29,990	47,124

Total other comprehensive (loss)/income, net of tax		(77,595)	29,377	45,529

Total comprehensive income		187,420	275,476	279,019

Total comprehensive income attributable to:
Owners of the parent		181,375	270,790	271,075
Non-controlling interests		6,045	4,686	7,944

The accompanying notes are an integral part of the Consolidated Financial Statements.

FERRARI N.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2014 and 2013

		At December 31,
	Note	2014	2013
		(€ thousand)
Assets
Goodwill	13	787,178	787,178
Intangible assets	14	265,262	242,167
Property, plant and equipment	15	585,185	567,814
Investments and other financial assets	16	47,431	37,911
Deferred tax assets	10	111,716	41,543

Total non-current assets		1,796,772	1,676,613

Inventories	17	296,005	237,496
Trade receivables	18	183,642	205,925
Receivables from financing activities	18	1,224,446	862,764
Current tax receivables	18	3,016	1,297
Other current assets	18	52,052	39,163
Current financial assets	19	8,747	74,759
Deposits in FCA Group cash management pools	18	942,469	683,672
Cash and cash equivalents		134,278	113,786

Total current assets		2,844,655	2,218,862

Total assets		4,641,427	3,895,475

Equity and liabilities
Equity attributable to owners of the parent		2,469,618	2,289,506
Non-controlling interests		8,695	26,776

Total equity	20	2,478,313	2,316,282

Employee benefits	21	76,814	65,479
Provisions	22	134,774	103,785
Deferred tax liabilities	10	21,612	27,958
Debt	23	510,220	317,304
Other liabilities	24	670,378	470,325
Other financial liabilities	19	104,093	4,485
Trade payables	25	535,707	485,948
Current tax payables		109,516	103,909

Total equity and liabilities		4,641,427	3,895,475

The accompanying notes are an integral part of the Consolidated Financial Statements.

FERRARI N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Cash and cash equivalents at beginning of the year	113,786	100,063	94,025
Cash flows from operating activities:
Profit before taxes	398,233	366,400	334,599
Amortization and depreciation	288,982	270,250	237,540
Provision accruals	66,274	24,095	41,932
Other non-cash expense and income	53,348	31,818	37,007
Net gains on disposal of property, plant and equipment and intangible assets	(742)	(1,259)	(1,166)
Change in inventories	(65,548)	(19,549)	(18,940)
Change in trade receivables	824	(81,386)	8,857
Change in trade payables	12,986	14,260	24,770
Change in receivables from financing activities	(201,692)	(56,531)	(148,422)
Change in other operating assets and liabilities	14,322	44,700	80,665
Income tax paid	(140,920)	(138,784)	(134,322)

Total	426,067	454,014	462,520

Cash flows used in investing activities:
Investments in property, plant and equipment	(169,363)	(161,653)	(161,380)
Investments in intangible assets	(160,635)	(109,250)	(96,972)
Cash acquired in change in scope of consolidation	38,751	-	-
Proceeds from the sale of property, plant and equipment and intangible assets	1,828	1,939	2,664
Change in investments and other financial assets	(358)	1,622	(1,960)

Total	(289,777)	(267,342)	(257,648)

Cash flows used in financing activities:
Proceeds from bank borrowings	80,745	15,208	10,495
Repayment of bank borrowings	(1,715)	(10,010)	(916)
Net change in financial liabilities with FCA Group	89,075	50,638	(292,588)
Net change in other debt	(27,638)	8,189	22,877
Net change in deposits in FCA Group cash management pools	(247,034)	(227,495)	72,887
Dividends paid to non-controlling interest	(15,050)	-	(7,148)

Total	(121,617)	(163,470)	(194,393)

Translation exchange differences	5,819	(9,479)	(4,441)

Total change in cash and cash equivalents	20,492	13,723	6,038

Cash and cash equivalents at end of the year	134,278	113,786	100,063

The accompanying notes are an integral part of the Consolidated Financial Statements.

FERRARI N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2014, 2013 and 2012

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non- controlling interests	Total
	(€ thousand)
At January 1, 2012	3,778	1,776,414	(46,936)	16,713	(2,052)	21,326	1,769,243
Dividends declared	-	-	-	-	-	(7,149)	(7,149)
Net profit	-	225,403	-	-	-	8,087	233,490
Other comprehensive income/(loss)	-	-	52,675	(5,408)	(1,595)	(143)	45,529

At December 31, 2012	3,778	2,001,817	5,739	11,305	(3,647)	22,121	2,041,113

Net profit	-	240,774	-	-	-	5,325	246,099
Other comprehensive income/(loss)	-	-	37,457	(6,828)	(613)	(639)	29,377
Other changes	-	(276)	-	-	-	(31)	(307)

At December 31, 2013	3,778	2,242,315	43,196	4,477	(4,260)	26,776	2,316,282

Dividends declared	-	-	-	-	-	(79,369)	(79,369)
Transaction with non-controlling interest	-	(1,263)	-	-	-	55,243	53,980
Net profit	-	261,371	-	-	-	3,644	265,015
Other comprehensive (loss)/income	-	-	(101,753)	25,435	(3,678)	2,401	(77,595)
Reclassification(1)	-	1,191	-	-	(1,191)	-	-

At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	8,695	2,478,313

(1)	Relates to the reclassification of the actuarial gain recognized on the remeasurement of the defined benefit pension plan of the former Chairman of the Group.

The accompanying notes are an integral part of the Consolidated Financial Statements.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

1.	BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari S.p.A. and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 180 independent dealers. The Ferrari brand is licensed to a select number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 32 Ferrari stores and on our website. To facilitate the sale of new and used cars, we provide various forms of financing, through our financial services entities, to both clients and dealers. We also participate in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of our marketing and promotion activities and an important source of innovation supporting the technological advancement of our sport and street cars.

Fiat S.p.A., subsequently merged with and into Fiat Chrysler Automobiles N.V. (Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership. The 90 percent shareholding was held by FCA until October 17, 2015, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari until October 17, 2015.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with Ferrari S.p.A. and its subsidiaries the “Group”), (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in Ferrari to its shareholders. After the Separation, Ferrari will operate as an independent, publicly traded company.

The transactions described above in (i) and (ii) (which are referred collectively to as the “Restructuring”) were completed on October 17, 2015 through the following steps:

•	The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•	FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•	FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA will own 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which is expected to be refinanced through third party debt.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari will own 18,892,160 common shares and special voting shares, equal to 10.0 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprises: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which is expected to be subsequently refinanced. In preparing these consolidated financial statements, the Company has retrospectively applied FCA’s basis of accounting for the Restructuring based on the following:

(i)	The capital reorganization:

•	The Company was formed by FCA solely to effect the Separation and will be controlled by FCA until completion of the Separation. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3—“Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8—“Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•	The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33—“Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2012. In particular:

•	The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,098.0 million, respectively, with an offset to retained earnings of €5.1 billion.

•	The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

•	The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 20.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•	The FCA Note and subsequent refinancing have not been reflected in the consolidated financial statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note eliminate on consolidation.

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of Ferrari N.V. were authorized for issuance on October 19, 2015.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).

The consolidated financial statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Transactions with FCA

The Group generates a portion of its net revenues from sale of goods to other FCA Group companies. In particular, net revenues generated from FCA Group companies amounted to €266,641 thousand, €207,519 thousand and €86,123 thousand for the years ended December 31, 2014, 2013 and 2012, respectively. See Note 27 for further details.

The Group enters into commercial transactions with the FCA Group in the ordinary course of business. Receivables and payables are settled in the ordinary course of business and are recorded as assets and liabilities on the consolidated statement of financial position.

The Group receives various services, including human resources, payroll, financial reporting and tax, customs, accounting and treasury, institutional and industrial relations, procurement of insurance coverage, internal audit, IT and systems, risk, corporate security, executive compensation, legal and corporate affairs from the FCA Group. The costs associated with the services totaled €10,486 thousand, €10,773 thousand and €11,331 thousand for the years ended December 31, 2014, 2013 and 2012, respectively. Historically, these costs have been re-charged by the FCA Group based on the actual costs incurred for the services provided to the Group and are reflected as expenses according to their nature in the consolidated financial statements.

With respect to the general corporate costs that are incurred by FCA on behalf of its entire group, which include the costs of the executive officers of the FCA Group, costs of the corporate functions including treasury,

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

human resources, finance and legal, business development, tax, headquarter costs and other related corporate costs, FCA allocates these costs to the Group based on the Group’s proportion of FCA’s consolidated revenues. During the years ended December 31, 2014, 2013 and 2012, corporate costs re-charged to the Group from FCA, amounted to €2,952 thousand, €3,328 thousand and €3,254 thousand, respectively and are reflected in the consolidated financial statements.

Historically the Group has participated in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies. The Group accesses funds deposited in these accounts on a daily basis, has the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA’s ability to pay at the relevant time. The deposits with FCA Group relating to the cash management are recorded in the consolidated statement of financial position as “Deposits in FCA Group cash management pools” and the finance income earned on such deposits is recorded in net financial income/expenses in the consolidated income statement. Certain entities of the Group have also entered into credit lines with FCA Group entities, these financial liabilities have been provided primarily to finance the activities of the Group’s financial services portfolio in North America and have been recorded as “Debt” in the consolidated statement of financial position. The finance expense associated with such financial liabilities is recorded in “Cost of sales” in the consolidated income statement.

Management believes that the assumptions underlying the consolidated financial statements, including the re-charges of expenses from FCA, are reasonable. Nevertheless, the consolidated financial statements may not include all of the actual expenses that would have been incurred by the Group and may not reflect the consolidated results of operations, financial position and cash flows had Ferrari been a stand-alone company during the periods presented. Actual costs that would have been incurred if Ferrari had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

2.	SIGNIFICANT ACCOUNTING POLICIES

Format of the financial statements

The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income/(loss), consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and notes thereto, (the “Consolidated Financial Statements”).

For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.

In the consolidated income statement, the Group also presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Group’s Chief Operating Decision Maker (“CODM”), to assess performance.

For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial companies and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

from the market; the remainder has historically been obtained mainly through funding from certain of the Group’s operating companies and, to a lesser extent, intercompany funding from FCA Group, which provides funding to the financial services entities as the need arises. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the debt is provided in Note 23.

The consolidated statement of cash flows is presented using the indirect method.

New standards and amendments effective from January 1, 2014

The following new standards and amendments that are applicable from January 1, 2014 were adopted by the Group for the purpose of the preparation of the Consolidated Financial Statements. Their adoption had no significant impact on the Consolidated Financial Statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32—Financial Instruments: Presentation)

The Group adopted the amendments to IAS 32—Financial Instruments: Presentation effective January 1, 2014. The amendments clarify the application of certain offsetting criteria for financial assets and financial liabilities and are required to be applied retrospectively. The Group has no applicable netting agreements, accordingly these amendments had no impact on the Consolidated Financial Statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36—Impairment of Assets)

The Group adopted the amendments to IAS 36—Recoverable Amount Disclosures for Non-Financial Assets addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal effective January 1, 2014, without reporting any effect on the Consolidated Financial Statements. The application of these amendments will result in expanded disclosure in the notes to future annual consolidated financial statements in case of an impairment that is based on fair value less cost of disposal. No effect arose on the Consolidated Financial Statements from the application of these amendments.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39—Financial Instruments: Recognition and Measurement)

These amendments, which were adopted from January 1, 2014, allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. No effect arose on the Consolidated Financial Statements from the application of these amendments.

Accounting for an obligation to pay a levy that is not income tax (IFRIC Interpretation 21—Levies an interpretation of IAS 37—Provisions, Contingent Liabilities and Contingent Assets)

The interpretation, effective from January 1, 2014, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. No effect arose on the Consolidated Financial Statements from the application of this interpretation.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2015 or subsequent years are listed below:

In November 2013, the IASB published narrow scope amendments to IAS 19—Employee Benefits entitled “Defined Benefit Plans: Employee Contributions.” These amendments apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. The amendments are effective, retrospectively, for annual periods beginning on or after July 1, 2014 with earlier application permitted. No effect is expected from the first time adoption of these amendments.

In December 2013, the IASB issued the Annual Improvements to IFRSs 2010—2012 Cycle and Annual Improvements to IFRSs 2011—2013 Cycle. The most important topics addressed in these amendments for the Group are the definition of vesting conditions in IFRS 2—Share-Based Payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8—Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24—Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3—Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13—Fair Value Measurement. The improvements are effective for annual periods beginning on or after January 1, 2015. No significant effect is expected from the first time adoption of these amendments.

In May 2014, the IASB issued amendments to IFRS 11—Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, clarifying the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. No effect is expected from the adoption of these amendments.

In May 2014, the IASB issued an amendment to IAS 16—Property, Plant and Equipment and to IAS 38—Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Group is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In May 2014, the IASB issued IFRS 15—Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017, and requires either a full or modified retrospective application. The Group is currently evaluating the method of implementation and impact of this standard on its Consolidated Financial Statements.

In July 2014, the IASB issued IFRS 9—Financial Instruments. The improvement package introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In September 2014, the IASB issued narrow amendments to IFRS 10—Consolidated Financial Statements and IAS 28—Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective, prospectively, for annual periods commencing on or after January 1, 2016. The Group is currently evaluating the impact of these amendments on its Consolidated Financial Statements.

In September 2014, the IASB issued the Annual Improvements to IFRSs 2012—2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations, on the changes of method of disposal, on IFRS 7—Financial Instruments: Disclosures on the servicing contracts, and on IAS 19—Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. The Group is currently evaluating the impact of these amendments on its Consolidated Financial Statements.

In December 2014, the IASB issued amendments to IAS 1—Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Group is currently evaluating the impact of these amendments on its Consolidated Financial Statements.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date on which the Group achieves control. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The Group recognizes any non-controlling interests in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All significant intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group undertakes its activities under joint operations, it recognizes in relation to its interest in the joint operation: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation, and (v) its expenses, including its share of any expenses incurred jointly.

Foreign currency transactions

The functional currency of the Group’s entities is the currency of their primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statement of financial position. Income and expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are classified as currency translation differences within other comprehensive income/(loss) until the disposal of the investment. Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2014		2013		2012
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.3287	1.2141	1.3279	1.3791	1.2848	1.3194
Pound Sterling	0.8062	0.7789	0.8492	0.8337	0.8109	0.8161
Swiss Franc	1.2146	1.2024	1.2310	1.2276	1.2053	1.2072
Japanese Yen	140.3146	145.2300	129.6283	144.7200	102.4919	113.6100
Chinese Yuan	8.1874	7.5358	8.1638	8.3491	8.1058	8.2207
Australian Dollar	1.4720	1.4829	1.3771	1.5423	1.2407	1.2712
Singapore Dollar	1.6826	1.6058	1.6616	1.7414	1.6055	1.6111

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for car project production and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38—Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.

Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.

In particular the Group incurs significant research and development costs through the Formula 1 racing activities. These costs are considered fundamental to the development of the sports and street car models and prototypes. The model for the Formula 1 racing activities continually evolves and as such these costs are expensed as incurred.

Patents, concessions and licenses

Separately acquired patents, concessions and licenses are initially recognized at cost. Patents, concessions and licenses acquired in a business combination are initially recognized at fair value. Patents, concessions and licenses are amortized on a straight-line basis over their useful economic lives, which is generally between three and five years.

Other intangible assets

Other intangible assets mainly relate to the registration of trademarks and have been recognized in accordance with IAS 38—Intangible Assets, where it is probable that the use of the asset will generate future economic benefits for the Group and where the cost of the asset can be measured reliably. Other intangible assets are measured at cost less any impairment losses and amortized on a straight-line basis over their estimated life, which is generally between three and five years.

Property, plant and equipment

Cost

Property, plant and equipment is initially recognized at cost which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management, capitalized borrowing costs and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized as a loss in the period of replacement in the consolidated income statement.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Depreciation rates
Industrial buildings	3% - 20%
Plant, machinery and equipment	5% - 22%
Other assets	12% - 25%

Land is not depreciated.

If the asset being depreciated consists of separately identifiable components whose useful lives differ from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the ‘component approach’.

Investment property

Investment property is defined as property held by the Group to earn rental income or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, the Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any. Investment property is depreciated on a straight-line basis over 33 years.

The rental income generated by investment properties is recognized within net revenues in the consolidated income statement.

Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are expensed in net financial expenses if related to the Group’s industrial activities or cost of sales if related to the Group’s financial services activities in the consolidated income statement, as incurred.

Impairment of assets

The Group continuously monitors its operations to assess whether there is any indication that its intangible assets (including development costs) and its property, plant and equipment may be impaired. Goodwill is tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.

Where an impairment loss for assets other than goodwill, subsequently no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated income statement immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the Consolidated Financial Statements as described in the following paragraphs.

Investments and other financial assets include investment properties, investments in unconsolidated companies and other non-current financial assets.

Current financial assets, as defined in IAS 39—Financial Instruments: Recognition and Measurement, include trade receivables, receivables from financing activities and current financial assets (which include derivative financial instruments stated at fair value), deposits in FCA Group cash management pools and cash and cash equivalents.

Financial liabilities comprise debt (which include bank borrowings and financial liabilities with FCA Group) and other financial liabilities (which mainly include derivative financial instruments stated at fair value), trade payables and other liabilities.

Measurement

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39.

Current financial assets are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost. Subsequent to initial recognition, current financial assets are measured at fair value. When market prices are not directly available, the fair value of current financial assets are measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business) and equity investments whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest rate method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in the consolidated income statement for the period within net financial income/(expenses).

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest rate method.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Derivative financial instruments

Derivative financial instruments are used for economic hedging purposes, in order to reduce currency risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•	Cash flow hedges—Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/(expense). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.

The Group did not use fair value hedges or hedges of a net investment in the period covered by these Consolidated Financial Statements.

For further information on the effects reflected on the consolidated income statement from derivative financial instruments refer to Note 19.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the consolidated income statement within net financial income/(expenses).

Trade receivables

Trade receivables are amounts due from clients for goods sold or services provided in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provision for allowances.

Inventories

Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Purchase costs include ancillary costs. Prototypes are recognized at their estimated realizable value, if lower than production

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

cost. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

Transfers of financial assets

The Group sells a significant part of its trade and financial receivables to external parties outside of the FCA Group through factoring transactions. Factoring transactions of the Group are all without recourse.

The Group derecognizes financial assets when, and only when, the contractual rights and risks to the cash flows arising from the asset are no longer held or if it transfers the financial asset. In case of a transfer of financial asset, if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer.

On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the consolidated income statement in cost of sales.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents do not include deposits in FCA Group cash management pools.

Employee benefits

Defined contribution plans

Costs arising from defined contribution plans are expensed as incurred.

Defined benefit plans

The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets. The present value of the defined benefit obligation is measured using actuarial techniques and actuarial assumptions that are unbiased and mutually compatible and attributes benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method.

The components of the defined benefit cost are recognized as follows:

•	the service costs are recognized in the consolidated income statement by function and presented in the relevant line items (cost of sales, selling, general and administrative costs, research and development costs, etc.);

•	the net interest on the defined benefit liability is recognized in the consolidated income statement as net financial income /(expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

•	the remeasurement components of the net obligations, which comprise actuarial gains and losses and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income/(loss). These remeasurement components are not reclassified in the consolidated income statement in a subsequent period.

Other long-term employee benefits

The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.

Provisions

Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Warranty provision

All cars are sold with warranty coverage. The warranty coverage generally applies to defects that may become apparent within a certain period from the purchase of the car.

The warranty provision is recognized at the time of the sale of the car, based on the present value of management’s estimate of the expected cost to fulfill the obligations over the contractual warranty period, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the warranty provision. Estimates are principally based on the Group’s historical claims or costs experience and the cost of parts and services to be incurred in the activities. The costs related to these provisions are recognized within cost of sales.

Deferred income

Deferred income relates to amounts received by the Group under various agreements, which are reliant on the future performance of a service or other act of the Group. Deferred income is recognized as net revenues when the Group has fulfilled its obligations under the terms of the various agreements.

Range models (models belonging to our product portfolio, excluding special series, limited edition and one-off (fuori-serie) models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.

Advances

Advances relate to amounts received from or billed to clients in advance of having provided the related supplies or in advance of having begun the supply of the related services.

Revenue recognition

Revenues from shipments of cars are recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenues are recognized

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

when the risks and rewards of ownership are transferred to our dealers, the sales price is agreed or determinable and collectability is reasonably assured; for cars this generally corresponds to the date when the cars are released to the carrier responsible for transporting cars to dealers.

Revenues are recognized net of discounts including but not limited to, sales incentives and performance based bonuses.

Revenues from separately-priced extended warranty contracts are recognized over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenues. The Group offers a scheduled maintenance program on range models, which is not separately priced. The Group allocates revenue between the car and the maintenance program based on their relative estimated fair values. Amounts paid and attributed to the maintenance program are deferred and recognized as net revenues over the maintenance program period.

Revenues from sponsorship and licensing agreements are recognized on a straight-line basis over the contract term. Certain of the sponsorship agreements contain performance related conditions while certain of the licensing agreements contain minimum guaranteed payments. Performance related sponsorship revenues and licensing revenues in excess of the minimum guaranteed payment are recognized when certain, which is typically when the related conditions have been achieved.

Revenues also include operating lease rentals in conjunction with the rental of engines to other Formula 1 racing teams. Revenues from operating leases are recognized on a straight-line basis over the relevant term of the lease.

Interest income earned in conjunction with the provision of client and dealer financing are reported within the line item “Finance income from financial services companies” using the effective interest rate method.

Revenues from commercial activities relate to the revenues received from participating in the Formula 1 World Championship. The revenues attributable to each racing team are governed by a specific agreement and depend upon, among other factors, the prior year ranking of each of the racing teams. Revenues of the commercial activities are recognized pro-rata over the year.

Cost of sales

Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including the engines rented to other Formula 1 racing teams, of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of sale of the car.

Expenses which are directly attributable to the financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are also reported in cost of sales.

Taxes

Income taxes include all taxes based upon the taxable profits of the Group. Current and deferred taxes are recognized as income or expense and are included in the consolidated income statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in other comprehensive income/(loss) or directly in equity, or (ii) a business combination.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Deferred taxes are accounted using the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.

The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill, moreover, it estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered. The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference; and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized.

Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset.

Italian Regional Income Tax (IRAP) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before cost of employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2014, 2013 and 2012.

Other taxes not based on income, such as property taxes and capital taxes, are included in other expenses/(income), net.

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by shareholders.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Segment reporting

The Group has determined that it has one operating and one reportable segment based on the information reviewed by its CODM in making decisions regarding allocation of resources and to assess performance.

Use of estimates

The Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the consolidated income statement in the period in which the adjustment is made, or prospectively in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.

Allowance for doubtful accounts

The allowances for doubtful accounts reflect management’s estimate of losses inherent in the dealer and end-client credit portfolio. The allowances for doubtful accounts are based on management’s estimation of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, write-offs and collections, and careful monitoring of portfolio credit quality.

At December 31, 2014, the Group had gross receivables from financing activities of €1,238,647 thousand (€873,629 thousand at December 31, 2013), and allowances for doubtful accounts of €14,201 thousand at December 31, 2014 or 1.1 percent of the gross balance (€10,865 thousand at December 31, 2013, or 1.2 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €6,769 thousand for the year ended December 31, 2014 (€3,997 thousand for the year ended December 31, 2013 and €7,923 thousand for year ended December 31, 2012).

At December 31, 2014, the Group had gross trade receivables of €198,306 thousand (€236,123 thousand at December 31, 2013), and allowances for doubtful accounts of €14,664 thousand, or 7.4 percent of the gross trade receivable balance (€30,198 thousand at December 31, 2013, or 12.8 percent of the gross trade receivable balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €6,356 thousand for the year ended December 31, 2014 (€10,521 thousand for the year ended December 31, 2013 and €9,540 thousand for year ended December 31, 2012).

Should economic conditions worsen resulting in an increase in default risk, or if other circumstances arise, the estimates of the recoverability of amounts due to the Group could be overstated, and additional allowances could be required, which could have an adverse impact on the Group’s results.

Recoverability of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment and intangible assets. Intangible assets with definite useful lives mainly consist of capitalized development costs.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

For the period covered by these Consolidated Financial Statements, the Group has not recognized any impairment charges for non-current assets with definite useful lives.

Development costs

Development costs are capitalized if the conditions under IAS 38—Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to the Group’s established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.

The amortization of development costs requires management to estimate the lifecycle of the related model. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related model and, if applicable any expected residual value at the end of its life. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement.

The useful lives and residual values of the Group’s models are determined by management at the time of capitalization and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives and residual values have not resulted in material changes to the Group’s depreciation charge.

For the year ended December 31, 2014, the Group capitalized development costs of €144,757 thousand (€93,486 thousand for the year ended December 31, 2013).

Recoverability of goodwill

In accordance with IAS 36—Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

As the Group is composed of one operating segment, goodwill is tested at Group level, which represents the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill and capitalized development costs) and the recoverable amount of the CGU, to which goodwill has been allocated. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.

Product warranties and liabilities

The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

guaranteed for a certain period or term, which is generally defined by the legislation in the country where the car is sold. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each car line and each model year of that car line, as well as historical claims experience for the Group’s cars. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.

The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for the Group’s cars. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.

In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. Costs associated with these provisions are recorded in the consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.

Other contingent liabilities

The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. The Group monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters.

Litigation

Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranties matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.

The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position of the Group.

3.	SCOPE OF CONSOLIDATION

The Consolidated Financial Statements at December 31, 2014, 2013 and 2012 include Ferrari N.V., Ferrari S.p.A. and its subsidiaries. The Group had the following subsidiaries at December 31, 2014:

Name	Country	Nature of business	Shares held by the Group	Shares held by non- controlling interests (NCI)

Directly held interests
Ferrari North America Inc.	USA	Importer and distributor	100%	-%
Ferrari Japan KK	Japan	Importer and distributor	100%	-%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	-%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.(1)	China	Importer and distributor	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	-%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	-%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	-%
Ferrari Central East Europe GmbH	Germany	Service company	100%	-%
G.S.A. S.A.	Switzerland	Service company	100%	-%
Ferrari North Europe L.t.d.	UK	Service company	100%	-%
Ferrari GED S.p.A.	Italy	Investment property	100%	-%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	-%
Ferrari Financial Services S.p.A.	Italy	Financial services	90%	10%

Indirectly held interests
Ferrari Financial Services A.G.(2)	Germany	Financial services	90%	10%
Ferrari Financial Services Inc.(2)	USA	Financial services	90%	10%
Ferrari Financial Services Japan KK(2)	Japan	Financial services	90%	10%
410, Park Display Inc.(3)	USA	Company holding real estate	100%	-%

(1)	In August 2014 the Group’s shareholding in Ferrari International Cars Trading (Shanghai) Co. L.t.d. increased from 59 percent to 80 percent. See “Non-controlling interests” for further information.
(2)	Shareholding held by Ferrari Financial Services S.p.A.
(3)	Shareholding held by Ferrari North America Inc.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The proportion of voting rights in the subsidiaries held directly by Ferrari S.p.A. does not differ from the proportion of common shares held. Ferrari S.p.A. does not have any shareholdings in preference shares of subsidiaries.

As permitted by IFRS, certain subsidiaries (mainly dormant companies or entities with insignificant operations) are excluded from consolidation on a line-by-line basis and are accounted for at cost. Their aggregate assets and revenues represent less than 1 percent of the Group’s respective amounts for each period and at each date presented by these Consolidated Financial Statements.

Non-controlling interests

The non-controlling interests arise from the Group’s holdings in Ferrari International Cars Trading (Shanghai) Co. Ltd (“FICTS”) and Ferrari Financial Services S.p.A. and its subsidiaries (the “FFS Group”):

	At December 31,
	2014	2013
	(€ thousand)
Equity attributable to non-controlling interests	8,695	26,776
Of which attributable to FICTS	4,109	23,102
Of which attributable to FFS Group	4,586	3,674

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Net profit attributable to non-controlling interests	3,644	5,325	8,087
Of which attributable to FICTS	3,059	4,497	6,999
Of which attributable to FFS Group	585	828	1,088

The non-controlling interests in the FFS Group and FICTS are not considered to be significant to the Group.

Restrictions

The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on the Group’s review, it does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements.

4.	NET REVENUES

Net revenues are as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Cars and spare parts	1,943,729	1,655,185	1,695,285
Engines	311,155	187,915	76,535
Sponsorship, commercial and brand	416,673	412,004	384,793
Other	90,803	80,166	68,594

Total net revenues	2,762,360	2,335,270	2,225,207

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Other primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

5.	COST OF SALES

Cost of sales in 2014, 2013 and 2012 amounted to €1,505,889 thousand, €1,234,643 thousand and €1,198,901 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and parts, including the engines rented to other Formula 1 racing teams, of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.

Cost of sales in 2014, 2013 and 2012 includes €15,992 thousand, €16,855 thousand and €18,681 thousand, respectively, of interest cost and other financial expenses from financial services companies.

6.	SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs in 2014, 2013 and 2012 amounted to €167,843 thousand, €136,687 thousand and €128,787 thousand, respectively, and mainly consist of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs in 2014, 2013 and 2012 amounted to €132,247 thousand, €123,193 thousand and €114,032 thousand, respectively, and mainly consist of marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

In 2014, general and administrative costs include €15,027 thousand in costs related to the resignation of the former Chairman of the Group.

7.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Amortization of capitalized development costs	125,497	120,444	97,949
Research and development costs expensed during the year	415,336	358,850	333,507

Total research and development costs	540,833	479,294	431,456

The main component of research and development costs expensed related to the research and development performed for the Formula 1 racing car, which included initiatives to maximize the performance, efficiency and safety of the car, which are expensed as incurred. See Note 14 for information on development costs capitalized.

The U.S. National Highway Traffic Safety Administration (“NHTSA”) recently published guidelines for driver distraction. These guidelines focus, among other things, on the need to modify the design of car devices

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

and other driver interfaces to minimize driver distraction. We are in the process of evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps, if any, we will need to take to comply with the new requirements.

8.	OTHER EXPENSES/(INCOME), NET

Other expenses/(income), net include other expenses of €39,190 thousand in 2014 (€15,218 thousand in 2013 and €29,079 thousand in 2012), net of other income of €13,110 thousand in 2014 (€17,314 thousand in 2013 and €12,545 thousand in 2012).

Other expenses/(income), net mainly relate to accruals to provisions for legal proceedings and disputes and other risks, indirect taxes and other miscellaneous expenses, partially offset by reversal of provisions for legal proceedings and disputes and other risks and other miscellaneous income.

Other expenses/(income), net in 2014 include €21,372 thousand of accruals to provisions of which €12,783 thousand relates to legal proceedings and disputes, and €8,589 thousand primarily relates to disputes with suppliers, employees and other parties relating to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014, relate to litigation with a former distributor.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

9.	NET FINANCIAL INCOME/(EXPENSES)

The following table sets out details of financial income and expenses, including the amounts reported in the consolidated income statement within the financial income/(expenses) line item, as well as interest income from financial services activities, recognized under net revenues, and interest cost and other financial charges from financial services companies, recognized under cost of sales:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Financial income:
Interest income from bank deposits	2,333	447	665
Other interest income and financial income	4,774	1,981	2,916

Interest income and other financial income:	7,107	2,428	3,581
Finance income from financial services companies	45,760	38,047	39,481

Total financial income	52,867	40,475	43,062

Total financial income relating to:
Industrial companies (A)	7,107	2,428	3,581
Financial services companies (reported within net revenues)	45,760	38,047	39,481

Financial expenses:
Interest expenses on financial liabilities with FCA Group	(6,141)	(5,129)	(5,047)
Capitalized borrowing costs	1,588	1,981	2,042
Other interest cost and financial expenses	(985)	(718)	(940)

Interest expense and other financial expenses	(5,538)	(3,866)	(3,945)
Interest expenses from banks	(817)	(315)	(1,490)
Write-downs of financial receivables	(6,769)	(3,997)	(7,923)
Net interest expenses on employee benefits provisions	(400)	(603)	(906)
Other financial expenses	(2,007)	(7,769)	(3,961)

Total financial expenses	(15,531)	(16,550)	(18,225)

Net income/(expenses) from derivative financial instruments and foreign currency exchange rate differences	1,197	118	(4,935)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(14,334)	(16,432)	(23,160)

Total financial expenses and net income/(expenses) from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial companies (B)	1,658	423	(4,479)
Financial services companies (reported in cost of sales)	(15,992)	(16,855)	(18,681)

Net financial income/(expenses) relating to industrial companies (A+B)	8,765	2,851	(898)

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

10.	INCOME TAXES

Income tax expense is as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Current tax expense	137,468	132,904	135,533
Deferred tax (income)	(4,600)	(12,067)	(36,458)
Taxes relating to prior periods	350	(536)	2,034

Total income tax expense	133,218	120,301	101,109

The reconciliation between the income tax expense recorded in the Consolidated Financial Statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Theoretical income tax expense	109,514	100,760	91,741
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	-	-	(8,170)
Permanent differences	(3,061)	(4,411)	(3,639)
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	680	642	982
Taxes relating to prior years	350	(536)	2,034
Withholding tax on earnings	6,607	6,358	2,457

Total income tax expense, excluding IRAP	114,090	102,813	85,405

Effective tax rate	28.6%	28.1%	25.6%
IRAP (current and deferred)	19,128	17,488	15,704

Total income tax expense	133,218	120,301	101,109

Theoretical income taxes have been calculated at a rate of 27.5 percent for each of the years ended December 31, 2014, 2013 and 2012, which is the theoretical corporate rate of taxation in Italy.

In order to facilitate the understanding of the tax rate reconciliation presented above, IRAP has been presented separately. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before cost of employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2014, 2013 and 2012.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The analysis of deferred tax assets and deferred tax liabilities at December 2014 and 2013, is as follows:

	At December 31,

	2014	2013
	(€ thousand)
Deferred tax assets:
Deferred tax assets to be recovered after 12 months	63,935	24,807
Deferred tax assets to be recovered within 12 months	47,781	16,736

	111,716	41,543

Deferred tax liabilities:
Deferred tax liability to be recovered after 12 months	(5,368)	(5,581)
Deferred tax liability to be recovered within 12 months	(16,244)	(22,377)

	(21,612)	(27,958)

Net deferred tax assets	90,104	13,585

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At December 31, 2012	Recognized in consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2013
	(€ thousand)
Deferred tax assets arising on:
Provisions	58,336	(1,291)	-	-	(1,243)	55,802
Deferred income	16,774	6,125	-	-	3,264	26,163
Employee benefits	220	268	1,799	-	(342)	1,945
Foreign currency exchange rate differences	5,652	(4,562)	-	-	-	1,090
Inventory obsolescence	15,541	907	-	-	(122)	16,326
Allowances for doubtful accounts	6,936	2,170	-	-	-	9,106
Depreciation	17,785	1,643	-	-	-	19,428
Board of Directors compensation	1,053	(28)	-	-	-	1,025
Other	3,290	159	-	-	(1,833)	1,616

Total assets	125,587	5,391	1,799	-	(276)	132,501

Deferred tax liabilities arising on:
Depreciation	(10,711)	1,135	-	-	121	(9,455)
Capitalization of development costs	(78,936)	8,597	-	-	-	(70,339)
Employee benefits	(1,526)	(107)	-	-	342	(1,291)
Foreign currency exchange rate differences	(4,521)	3,717	-	-	-	(804)
Cash flow hedge reserve	(2,579)	-	(17,146)	-	-	(19,725)
Lease accounting	(12,826)	277	-	-	-	(12,549)
Withholding tax on undistributed earnings	-	(6,075)	-	-	-	(6,075)

Total liabilities	(111,099)	7,544	(17,146)	-	463	(120,238)

Deferred tax asset arising on tax loss carry-forward	2,218	(868)	-	-	(28)	1,322

Total net deferred tax assets	16,706	12,067	(15,347)	-	159	13,585

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

	At December 31, 2013	Recognized in consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2014
	(€ thousand)
Deferred tax assets arising on:
Provisions	55,802	5,597	-	13,178	(1,814)	72,763
Deferred income	26,163	9,096	-	-	(220)	35,039
Employee benefits	1,945	367	1,061	-	-	3,373
Cash flow hedge reserve	-	-	26,864	-	5	26,869
Foreign currency exchange rate differences	1,090	-	-	-	-	1,090
Inventory obsolescence	16,326	(338)	-	-	435	16,423
Allowances for doubtful accounts	9,106	(1,587)	-	-	(2,227)	5,292
Depreciation	19,428	2,791	-	-	-	22,219
Board of Directors compensation	1,025	2,391	-	-	-	3,416
Other	1,616	(7,899)	-	8,631	9,498	11,846

Total assets	132,501	10,418	27,925	21,809	5,677	198,330

Deferred tax liabilities arising on:
Depreciation	(9,455)	(2,014)	-	-	(518)	(11,987)
Capitalization of development costs	(70,339)	(3,536)	-	-	(2,695)	(76,570)
Employee benefits	(1,291)	(284)	-	-	-	(1,575)
Foreign currency exchange rate differences	(804)	(1,546)	-	-	-	(2,350)
Cash flow hedge reserve	(19,725)	-	19,724	-	-	(1)
Lease accounting	(12,549)	(76)	-	-	-	(12,625)
Withholding tax on undistributed earnings	(6,075)	847	-	-	-	(5,228)

Total liabilities	(120,238)	(6,609)	19,724	-	(3,213)	(110,336)

Deferred tax asset arising on tax loss carry-forward	1,322	791	-	-	(3)	2,110

Total net deferred tax assets	13,585	4,600	47,649	21,809	2,461	90,104

The decision to recognize deferred tax assets is made for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and plans.

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

11.	OTHER INFORMATION BY NATURE

Personnel costs in 2014, 2013 and 2012 amounted to €279,680 thousand, €246,207 thousand and €232,575 thousand, respectively. These amounts include costs that were capitalized mainly in connection to product development activities.

In 2014, the Group had an average number of employees of 2,843 (2,774 employees in 2013 and 2,708 employees in 2012).

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

12.	EARNINGS PER SHARE

As discussed in Note 1, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2012. Following the Restructuring, the Company has 188,921,600 common shares outstanding. The December 31, 2014, 2013 and 2012 share amounts have been adjusted to retrospectively reflect this change.

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2014, 2013 and 2012:

			For the years ended December 31,
			2014	2013	2012
Profit attributable to owners of Ferrari	€	thousand	261,371	240,774	225,403
Weighted average number of common shares		thousand	188,922	188,922	188,922

Basic earnings per common share	€		1.38	1.27	1.19

Diluted earnings per share

Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the years presented.

13.	GOODWILL

At December 31, 2014, goodwill amounted to €787,178 thousand (€787,178 thousand at December 31, 2013).

In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs to sell and its value in use.

The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•	The expected future cash flows covering the period from 2015 through 2019 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•	The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 1.0 percent (1.0 percent in 2013 and 2.0 percent in 2012).

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

•	The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 8.2 percent (8.4 percent in 2013 and 8.1 percent in 2012). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

14.	INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount Balance at January 1, 2013	610,808	268,277	98,256	32,139	1,009,480
Additions	63,777	29,709	12,770	2,994	109,250
Divestitures	-	-	(1,356)	-	(1,356)
Translation differences	-	-	(164)	(142)	(306)

Balance at December 31, 2013	674,585	297,986	109,506	34,991	1,117,068

Additions	42,788	101,969	13,270	2,608	160,635
Divestitures	-	-	(645)	-	(645)
Translation differences	-	-	(9)	(88)	(97)

Balance at December 31, 2014	717,373	399,955	122,122	37,511	1,276,961

Accumulated amortization and impairment losses Balance at January 1, 2013	443,502	181,621	89,095	30,196	744,414
Amortization	80,980	39,464	9,036	2,082	131,562
Divestitures	-	-	(940)	-	(940)
Translation differences	-	-	(46)	(89)	(135)

Balance at December 31, 2013	524,482	221,085	97,145	32,189	874,901

Amortization	87,564	37,933	10,091	2,057	137,645
Divestitures	-	-	(630)	-	(630)
Translation differences	-	-	(6)	(211)	(217)

Balance at December 31, 2014	612,046	259,018	106,600	34,035	1,011,699

Carrying amount at:
January 1, 2013	167,306	86,656	9,161	1,943	265,066

December 31, 2013	150,103	76,901	12,361	2,802	242,167

December 31, 2014	105,327	140,937	15,522	3,476	265,262

Additions of €160,635 thousand in 2014 (€109,250 thousand in 2013) primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

In the year ended December 31, 2014 the Group capitalized borrowing costs of €892 thousand (€1,127 thousand in the year ended December 31, 2013). Those costs will be amortized over the useful life of the category of assets to which they relate.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount Balance at January 1, 2013	22,382	258,686	1,330,391	111,705	54,377	1,777,541
Additions	98	9,882	129,253	11,536	10,884	161,653
Divestitures	-	(645)	(20,147)	(4,367)	(2)	(25,161)
Translation differences	(10)	(211)	(109)	(720)	(13)	(1,063)
Reclassification	-	3,729	46,149	1,684	(51,562)	-

Balance at December 31, 2013	22,470	271,441	1,485,537	119,838	13,684	1,912,970

Additions	-	4,371	76,918	11,974	76,100	169,363
Divestitures	-	(2)	(11,985)	(3,097)	-	(15,084)
Translation differences	30	636	(892)	(482)	-	(708)

Balance at December 31, 2014	22,500	276,446	1,549,578	128,233	89,784	2,066,541

Accumulated amortization Balance at January 1, 2013	-	97,485	1,048,823	86,627	-	1,232,935
Depreciation	-	9,558	119,586	8,135	-	137,279
Divestitures	-	(379)	(19,853)	(4,272)	-	(24,504)
Translation differences	-	(160)	(118)	(276)	-	(554)

Balance at December 31, 2013	-	106,504	1,148,438	90,214	-	1,345,156

Depreciation	-	9,712	131,303	8,938	-	149,953
Divestitures	-	(1)	(11,848)	(2,499)	-	(14,348)
Translation differences	-	503	189	(97)	-	595

Balance at December 31, 2014	-	116,718	1,268,082	96,556	-	1,481,356

Carrying amount at:
January 1, 2013	22,382	161,201	281,568	25,078	54,377	544,606

December 31, 2013	22,470	164,937	337,099	29,624	13,684	567,814

December 31, 2014	22,500	159,728	281,496	31,677	89,784	585,185

Additions of €169,363 thousand in 2014 were mainly comprised of additions of €76,918 thousand to plant, machinery and equipment and additions of €76,100 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2014 mainly related to investments in engine assembly lines, engine testing equipment and machinery and related to upgrade works performed on the wind tunnel. Additions to advances and assets under construction in 2014 mainly related to the construction of the new building to house the Formula 1 racing team, inaugurated in 2015 and the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.

Additions of €161,653 thousand in 2013 were mainly comprised of additions of €129,253 thousand primarily related to plant, machinery and engine testing equipment and amounts related to the construction of a new assembly line for the V12 hybrid engine for use in the LaFerrari which entered into production in 2013.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Reclassifications relate mainly to the completion of industrial plant and machinery put into use during the year (and classified as assets in progress at the beginning of the year) in connection with the production launch of new models.

In the year ended December 31, 2014, the Group capitalized borrowing costs of €696 thousand (€854 thousand in the year ended December 31, 2013). Those costs will be amortized over the useful life of the category of assets to which they relate.

At December 31, 2014, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €52,389 thousand (€39,776 thousand at December 31, 2013).

16.	INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2014	2013
	(€ thousand)
Investment properties	35,565	36,640
Delta Top Co option	10,546	-
Other securities and other financial assets	1,320	1,271

Total investments and other financial assets	47,431	37,911

Investment properties

Investment properties relate to two buildings the Group owns in Modena, Italy, which are held for the purpose of earning rental income. The properties are leased to Maserati S.p.A., an FCA Group company. The fair value of the investment properties approximate the carrying amount. The fair value of the investment properties are considered to be the value of the individual assets on the reporting date, assuming that they were to be sold in arms-length transactions between market operators at market conditions. The movement in the net book value is as follows:

	At January 1, 2013	Movements	At December 31, 2013	Movements	At December 31, 2014
	(€ thousand)
Gross carrying amount	53,178	143	53,321	309	53,630
Accumulated depreciation	(15,272)	(1,409)	(16,681)	(1,384)	(18,065)

Carrying amount	37,906		36,640		35,565

The rental income of €3,179 thousand in 2014 (€3,170 thousand in 2013 and €3,158 thousand in 2012) was recognized in the consolidated income statement within net revenues.

Delta Top Co option

The Group has been granted an option by Delta Top Co, a company belonging to the Formula 1 Group (the entity responsible for the promotion of the Formula 1 World Championship).

The option allows Ferrari to purchase a fixed number of shares in Delta Top Co for a fixed price on the occurrence of certain events.

The option was granted from 2014 until 2020, is renewable, has been subject to an independent valuation and has been measured at fair value. For additional information, see Note 26.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

17.	INVENTORIES

	At December 31,
	2014	2013
	(€ thousand)
Raw materials	91,035	77,947
Semi-finished goods	59,771	58,277
Finished goods	145,199	101,272

Total inventories	296,005	237,496

The amount of inventory write-downs recognized as an expense within cost of sales during 2014 was €3,091 thousand (€2,451 thousand in 2013 and €7,218 thousand in 2012).

Changes in the provision for slow moving and obsolete inventories were as follows:

	2014	2013
	(€ thousand)
At January 1,	53,566	51,177

Provision	3,091	2,451
Use and other changes	(1,964)	(62)

At December 31,	54,693	53,566

18.	CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At December 31,
	2014	2013
	(€ thousand)
Trade receivables	183,642	205,925
Deposits in FCA Group cash management pools	942,469	683,672
Receivables from financing activities	1,224,446	862,764
Current tax receivables	3,016	1,297
Other current assets	52,052	39,163

Total	2,405,625	1,792,821

Trade receivables

The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2014	2013
	(€ thousand)
Trade receivables due from:
FCA Group companies	69,974	105,148
Dealers	46,421	32,772
Sponsors	25,474	20,921
Brand activities	15,383	16,181
Other	26,390	30,903

Total	183,642	205,925

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 15 to 60 days from the date of invoice.

Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 27.

Trade receivables due from sponsors relate to amounts receivable from sponsors of the Group’s Formula 1 activities.

Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.

The Group is not exposed to concentration of third party credit risk.

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2014	2013
	(€ thousand)
Trade receivables denominated in:
Euro	160,582	180,316
U.S. Dollar	18,485	19,759
Pound Sterling	1,456	1,402
Chinese Yuan	1,292	2,717
Japanese Yen	1,271	591
Other	556	1,140

Total	183,642	205,925

Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement. Changes in the allowance for doubtful accounts during the year were as follows:

	2014	2013
	(€ thousand)
At January 1,	30,198	24,926

Provision	6,356	10,521
Use and other changes	(21,890)	(5,249)

At December 31,	14,664	30,198

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools represent the Group’s participation in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of funds. Deposits with FCA Group earned Euro Interbank Offered Rate (“EURIBOR”) + 15 bps throughout the period covered by these Consolidated Financial Statements. FCA Group invests the deposits in highly rated, highly liquid money market instruments or bank deposits. The Group

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA’s ability to pay at the relevant time. The carrying value of current accounts with FCA Group approximates fair value based on the short maturity of these investments. For additional information on deposits in FCA Group cash management pools, see Note 27. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.

Receivables from financing activities

Receivables from financing activities are as follows:

	At December 31,
	2014	2013
	(€ thousand)
Client financing	939,284	666,947
Financial receivables from FCA Group companies	161,303	59,108
Factoring receivables	89,821	67,349
Dealer financing	33,611	65,981
Other	427	3,379

Total receivables from financing activities	1,224,446	862,764

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement. Changes in the allowance accounts during the year are as follows:

	2014	2013
	(€ thousand)
At January 1,	10,865	10,285

Provision	6,769	3,997
Use and other changes	(3,433)	(3,417)

At December 31,	14,201	10,865

Of which:
Client financing	11,903	9,983
Factoring receivables	2,150	882
Dealer financing	148	-

Total	14,201	10,865

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Client financing

Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisition. The average duration of such contracts is approximately 47 months and the weighted average interest rate ranges from 5.6 percent to 6.3 percent. Receivables for client financing are generally secured on the titles of cars or other personal guarantees.

The following table sets forth a breakdown of client financing by geography:

	At December 31,
	2014	2013
	(€ thousand)
United States	482,782	304,914
United Kingdom	207,238	163,718
Germany	74,167	43,657
Switzerland	52,971	52,463
Italy	45,817	50,748
France	38,323	35,122
Japan	28,864	6,307
Belgium	9,122	10,018

Total client financing	939,284	666,947

Financial receivables from FCA Group companies

Financial receivables from FCA Group companies includes €147,071 thousand and €55,515 thousand due from Maserati at December 31, 2014 and 2013, respectively.

The remaining receivables are due from Automotive Lighting LLC and Fiat Powertrain Technologies (Shanghai) R&D Co. Ltd. See Note 27 for further details.

Factoring receivables

Factoring receivables relate to the purchase of trade receivables from the FCA Group. Such receivables are purchased on a non-recourse basis and the Group generally earns interest of EURIBOR or London Interbank Offered Rate (“LIBOR”) + 350 bps. The interest earned amounted to €534 thousand for 2014 (€326 thousand for 2013, and €647 thousand for 2012) and is recorded in net revenues, within interest income of financial services activities.

Dealer financing

Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing at a rate between 1.5 percent and 3.6 percent, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network vary from country to country, although payment terms generally range from one to six months. The Group provides dealer financing in Japan and the United States. Until the end of 2014, the Group also provided dealer financing in the UK, Germany, Belgium and Switzerland. Receivables on dealer financing are generally secured by the title of the car or other collateral.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The following table sets forth a breakdown of dealer financing by geography:

	At December 31,
	2014	2013
	(€ thousand)
Europe	952	49,892
United States	21,965	8,848
Japan	10,694	7,241

Total dealer financing	33,611	65,981

Other current assets

Other current assets are as follows:

	At December 31,
	2014	2013
	(€ thousand)
Prepayments	14,191	8,670
Italian and foreign VAT credits	17,205	11,778
Due from personnel	1,382	587
Security deposits	895	708
Other receivables	18,379	17,420

Total other current assets	52,052	39,163

At December 31, 2014, the Group had provided guarantees through third parties, amounting to €126,677 thousand (€118,853 thousand at December 31, 2013), principally to the relevant tax authorities in relation to (i) the validity of value added tax (“VAT”) and duties for which the Group requested reimbursement from the relevant tax authorities and (ii) the VAT related to temporary import of classic cars for restoration activities which would become due if the car is not exported.

The analysis of current receivables, other current assets and deposits in FCA Group cash management pools by due date (excluding the prepayments) is as follows:

	At December 31, 2014
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	177,607	1,882	-	4,153	183,642
Deposits in FCA Group cash management pools	942,469	-	-	-	942,469
Receivables from financing activities	429,179	729,360	53,875	12,032	1,224,446
Client financing	159,361	714,534	53,875	11,514	939,284
Financial receivables from FCA Group companies	161,303	-	-	-	161,303
Factoring receivables	89,821	-	-	-	89,821
Dealer financing	18,267	14,826	-	518	33,611
Other	427	-	-	-	427
Current tax receivables	3,016	-	-	-	3,016
Other current receivables	37,163	692	6	-	37,861

Total	1,589,434	731,934	53,881	16,185	2,391,434

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

	At December 31, 2013
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	175,119	-	-	30,806	205,925
Deposits in FCA Group cash management pools	683,672	-	-	-	683,672
Receivables from financing activities	345,025	470,865	32,167	14,707	862,764
Client financing	149,208	470,865	32,167	14,707	666,947
Financial receivables from FCA Group companies	59,108	-	-	-	59,108
Factoring receivables	67,349	-	-	-	67,349
Dealer financing	65,981	-	-	-	65,981
Other	3,379	-	-	-	3,379
Current tax receivables	1,297	-	-	-	1,297
Other current receivables	28,762	1,025	6	700	30,493

Total	1,233,875	471,890	32,173	46,213	1,784,151

Total receivables from financing activities includes €1,059,592 thousand (€799,872 thousand at December 31, 2013) which relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.

Overdue trade receivables at December 31, 2013 included €25,237 thousand related to the rental of engines to other Formula 1 racing teams, of which €19,345 thousand was collected and €4,000 thousand was written-off in 2014.

19.	CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2014		2013
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	8,004	(100,620)	73,314	(2,776)

Total cash flow hedges	8,004	(100,620)	73,314	(2,776)
Other foreign exchange derivatives	743	(3,473)	1,445	(1,709)

Current financial assets/(liabilities)	8,747	(104,093)	74,759	(4,485)

Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The following tables provide an analysis by foreign currency and due date of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2014
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(46,896)	(29,555)	(76,451)	513,373	304,934	818,307
Pound Sterling	(7,909)	(2,177)	(10,086)	299,304	51,263	350,567
Chinese Yuan	(8,755)	(4,126)	(12,881)	136,573	38,920	175,493
Swiss Franc	(1,144)	(406)	(1,550)	129,246	32,332	161,578
Japanese Yen	5,962	893	6,855	73,499	35,110	108,609
Other(1)	(1,073)	(160)	(1,233)	47,012	12,167	59,179

Total amount	(59,815)	(35,531)	(95,346)	1,199,007	474,726	1,673,733

(1)	Other mainly includes Australian Dollar and Hong Kong Dollar

	At December 31, 2013
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	28,399	13,715	42,114	453,976	303,466	757,442
Pound Sterling	(1,191)	(1,252)	(2,443)	234,833	53,559	288,392
Chinese Yuan	771	56	827	77,757	63,718	141,475
Swiss Franc	1,382	(207)	1,175	123,239	44,731	167,970
Japanese Yen	16,223	5,506	21,729	67,128	44,379	111,507
Other(1)	4,784	2,088	6,872	51,529	21,863	73,392

Total amount	50,368	19,906	70,274	1,008,462	531,716	1,540,178

(1)	Other mainly includes Australian Dollar and Hong Kong Dollar

Cash flow hedges

The effects recognized in the consolidated income statement mainly relate to currency risk management and in particular the exposure to Euro / U.S. Dollar for sales in U.S. Dollar in the United States of America, Canada and Mexico and other markets where the U.S. Dollar is the reference currency.

The policy of the Group for managing currency risk normally requires that projected future cash flows from trading activities which will occur within the following 24 months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. It is considered reasonable that the hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement, mainly during the following two years.

Derivatives relating to currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the flows of the underlying transaction.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Net revenues	20,111	7,636	(43,184)
Net financial (expenses)/income	(16,788)	10,982	2,688
Income tax (expense)/income	(1,043)	(5,846)	12,716

Total recognized in the consolidated income statement	2,280	12,772	(27,780)

The ineffectiveness of cash flow hedges was not material for the years 2014, 2013 and 2012.

20.	EQUITY

As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as defined herein), the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2012.

Share capital

Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand, at December 31, 2014, 2013 and 2012, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.

The Company will not issue new common shares or special voting shares in the anticipated initial public offering and will not receive any of the proceeds. Additionally, following the initial public offering, 18,892,150 special voting shares will be held in treasury until investors elect and qualify to participate in the loyalty voting program.

The loyalty voting structure

We expect that FCA and Piero Ferrari will participate in our loyalty voting program and, therefore, will effectively hold two votes for each of the common shares they hold. FCA shareholders that participate in FCA’s loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the Separation. Investors who purchase common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Share premium

Retained earnings and other reserves includes the share premium reserve of €5,975,434 thousand at December 31, 2014, 2013 and 2012, respectively, which resulted from the issuance of common shares pursuant to the Restructuring.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2014	2013	2012

	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Losses on remeasurement of defined benefit plans	(4,739)	(2,412)	(1,595)

Total items that will not be reclassified to the consolidated income statement in subsequent periods	(4,739)	(2,412)	(1,595)

Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(145,018)	73,221	36,290
(Gains)/losses on cash flow hedging instruments reclassified to the consolidated income statement	(3,323)	(18,618)	40,496

(Losses)/gains on cash flow hedging instruments	(148,341)	54,603	76,786
Exchange differences on translating foreign operations arising during the period	27,836	(7,467)	(5,551)

Total items that may be reclassified to the consolidated income statement in subsequent periods	(120,505)	47,136	71,235

Total other comprehensive (loss)/income	(125,244)	44,724	69,640

Related tax impact	47,649	(15,347)	(24,111)

Total other comprehensive (loss)/income, net of tax	(77,595)	29,377	45,529

Losses on remeasurement of defined benefit plans mainly include actuarial gains and losses arising during the period. These gains and losses are offset against the related net defined benefit liabilities.

The tax effect relating to other comprehensive income/(loss) are as follows:

	For the years ended December 31,
	2014			2013			2012
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ thousand)
(Losses)/gains on remeasurement of defined benefit plans	(4,739)	1,061	(3,678)	(2,412)	1,799	(613)	(1,595)	-	(1,595)
(Losses)/gains on cash flow hedging instruments	(148,341)	46,588	(101,753)	54,603	(17,146)	37,457	76,786	(24,111)	52,675
Exchange gains/(losses) on translating foreign operations	27,836	-	27,836	(7,467)	-	(7,467)	(5,551)	-	(5,551)

Total other comprehensive (loss)/income	(125,244)	47,649	(77,595)	44,724	(15,347)	29,377	69,640	(24,111)	45,529

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Transactions with non-controlling interests and dividends declared

Transaction with non-controlling interests

	For the year ended December 31, 2014
	Group	NCI
	(€ thousand)
Transactions with non-controlling interests
FICTS
Capital reduction and change in ownership percentage of FICTS from 59% to 80%	3,832	(5,050)
Expiration and renegotiation of FICTS constitution and change in operations	(5,095)	59,074
FFS Inc.
Capital increase	-	1,219

Total change in scope of consolidation	(1,263)	55,243

Capital reduction and change in ownership percentage of FICTS from 59 percent to 80 percent - In June 2014, the Board of Directors of FICTS agreed to perform a capital reduction, returning all of the capital investment to two of the non-controlling interests in FICTS, and reducing the interest of the third non-controlling interest. As a result of the capital reductions, Ferrari’s proportional shareholding in FICTS increased from 59 percent to 80 percent. The carrying value of the non-controlling interest, and Ferrari’s interest in FICTS was adjusted to reflect the change in shareholding structure.

Expiration and renegotiation of FICTS constitution and change in operations - In 2014, the agreement between Ferrari and the non-controlling interests expired. Also in 2014, the agreement between Ferrari and Maserati, which governed how FICTS imported and sold Maserati cars in China, and how Maserati was compensated for such transactions expired. Maserati incorporated a new Chinese entity to distribute Maserati vehicles in China. Accordingly, Ferrari no longer accounted for FICTS as a Joint Operation, but rather as a subsidiary. Such change resulted in the recognition of additional assets and liabilities, previously excluded from the scope of consolidation, and the derecognition of certain assets, which are now accounted for as intercompany transactions.

Dividends declared

FICTS shareholders’ declared dividends to non-controlling interests of €79,369, representing the aggregate distributable profits at December 31, 2014. An amount of €15,050 was paid to the non-controlling interests in 2014 and the remaining balance at December 31, 2014, equivalent to €64,319 thousand, has been recorded as other liabilities and will be paid in 2015. See Note 24.

In 2012, FICTS paid a dividend to the non-controlling interests of €7,149 thousand.

The amounts stated above have been translated into Euro using the foreign currency exchange rate at the date the transactions were performed.

Policies and processes for managing capital

The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

21.	EMPLOYEE BENEFITS

The Group’s provisions for employee benefits are as follows:

	At December 31,
	2014	2013
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	25,837	24,423
Pension plans	10,492	12,955

Total present value of defined benefit obligations	36,329	37,378

Other provisions for employees	40,485	28,101

Total provisions for employee benefits	76,814	65,479

Defined contribution plan

The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2014, 2013 and 2012 was €13,986 thousand, €8,939 thousand and €8,480 thousand, respectively.

Defined benefit obligations

Italian employee severance indemnity (TFR)

Trattamento di fine rapporto or “TFR” relates to the amounts that employees in Italy are entitled to receive when they leave the company and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during the employee’s working life.

The Italian legislation regarding this scheme was amended by Law 296 of 27 December 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance pay retain the nature of “Defined benefit plans”. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the Group recognizes the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

Pension plans

Group companies, primarily in Germany sponsor non-contributory defined benefit pension plans, for which the Group meets the benefit payment obligation when it falls due. Benefits provided depends on the employee’s length of service and their salary in the final years leading up to retirement.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The expected benefit payments for defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2015	1,612	87
2016	1,648	98
2017	1,650	65
2018	1,705	182
2019	1,562	206
2020-2024	9,310	427

Total	17,487	1,065

The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2012	23,353	11,371	34,724

Included in the consolidated income statement	350	1,266	1,616
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	(297)	12	(285)
- Financial assumptions	1,415	1,422	2,837
- Other	964	(1,104)	(140)
Other
Benefits paid	(1,529)	(24)	(1,553)
Other changes	167	12	179

Amounts at December 31, 2013	24,423	12,955	37,378

Included in the consolidated income statement	195	5,319	5,514
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	(67)	-	(67)
- Financial assumptions	2,516	1,380	3,896
- Other	186	724	910
Other
Benefits paid	(1,675)	(9,830)	(11,505)
Other changes	259	(56)	203

Amounts at December 31, 2014	25,837	10,492	36,329

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2014			2013			2012
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	7	5,120	5,127	18	1,016	1,034	20	1,120	1,140
Interest expense	188	199	387	332	250	582	549	324	873

Total recognized in the consolidated income statement	195	5,319	5,514	350	1,266	1,616	569	1,444	2,013

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2014 is equal to 1.9 percent (3.0 percent in 2013 and 3.6 percent in 2012). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

The discount rates are used in measuring the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost. The Group selects these rates on the basis of the rate on return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2014 was equal to approximately 2.1 percent (3.0 percent in 2013 and 3.6 percent in 2012). The average duration of the obligations is approximately 5 years.

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.

Other provisions for employees

Other provisions for employees consist of the expected future amounts payable to employees in connection with other remuneration schemes, which are not subject to actuarial valuation, including long-term bonus plans.

At December 31, 2014, other provisions for employees comprised long term bonus benefits amounting to €38,582 thousand (€26,457 thousand at December 31, 2013), jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €1,856 thousand (€1,643 thousand at December 31, 2013), and other provisions for employees amounting to €47 thousand (€1 thousand at December 31, 2013). Interest expense on other provisions for employees amounted to €13 thousand for the year ended December 31, 2014 (€21 thousand and €33 thousand for the years ended December 31, 2013 and 2012, respectively).

22.	PROVISIONS

Changes in provisions were as follows:

	At December 31, 2013	Additional provisions	Utilization	Translation differences	At December 31, 2014
	(€ thousand)
Warranty provision	70,849	26,997	(29,900)	566	68,512
Legal proceedings and disputes	23,347	24,283	(3,086)	-	44,544
Other risks	9,589	14,994	(3,624)	759	21,718

Total provisions	103,785	66,274	(36,610)	1,325	134,774

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the car to the dealer.

The warranty provision is estimated on the basis of the Group’s past experience and contractual terms, related costs are recognized within cost of sales. The additional provisions recognized in 2014 were related to an increase in shipment volumes from 2013 to 2014 and to a reassessment of the estimated cost assumptions used to determine the provision performed in 2014.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014, relate to ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy, and litigation with a former distributor. This class of claims relate to allegations by contractual counterparties that we have violated the terms of our arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued before the end of 2015 or in 2016, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to our financial condition or results of operations.

The utilization related to reversal of accruals for legal proceedings and disputes resolved in 2014. Accruals to the provision for legal proceedings and disputes are recognized within other expenses/(income), net, with the exception of the provision relating to the former commercial partner previously responsible for operating certain Ferrari stores in Italy, which have been recognized within selling, general and administrative costs.

The provision for other risks are related to disputes and matters which are not subject to legal proceeding including disputes with suppliers, employees and other parties relating to contracts.

The following table sets forth total other risks recognized for the years ended December 31, 2014, 2013 and 2012.

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	5,088	2,239	2,458
Other expenses/(income), net	8,589	296	952
Selling, general and administrative costs	1,317	347	93

	14,994	2,882	3,503

23.	DEBT

The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Financial liabilities with FCA Group	378,542	-	-	378,542	241,577	-	-	241,577
Borrowings from banks	91,982	16,197	926	109,105	7,325	15,746	2,470	25,541
Other debt	20,796	1,777	-	22,573	47,883	2,086	217	50,186

Total debt	491,320	17,974	926	510,220	296,785	17,832	2,687	317,304

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Financial liabilities with FCA Group

At December 31, 2014, financial liabilities with FCA Group consisted of a credit line held with Fiat Chrysler Finance North America of €378,542 thousand (€241,577 thousand at December 31, 2013). The facility is denominated in U.S. Dollar and bears interest at 30-day LIBOR + 100 bps. The purpose of which is to finance our financial services portfolio in the Americas.

Borrowing from banks

The following table details the maturity dates and interest rates (or range of maturity dates and interest rates) of borrowings from banks:

	Third party bank	Principal		Currency	Interest rate	Maturity date
		2014	2013
		(€ thousand)
Ferrari Financial Services Inc.	Sumitomo Bank (UK)	62,009	-	U.S. Dollar	LIBOR + 175bps	July 2015
Ferrari Financial Services Japan KK	The Chiba Bank Ltd.	13,771	12,438	Japanese Yen	TIBOR* + 100bps	November 2016
Ferrari Financial Services Japan KK	Shinsei Bank, Limited	6,886	-	Japanese Yen	TIBOR* + 90bps	March 2015
Ferrari Financial Services Japan KK	Intesa Sanpaolo S.p.A.	13,771	-	Japanese Yen	162bps	January 2015

Ferrari S.p.A.	Various	12,668	13,103	Euro	Various	From August 2015 to June 2020

Total borrowings from banks		109,105	25,541

*	TIBOR is defined as the Tokyo Interbank Offered Rate

Other debt

At December 31, 2014 other debt, mainly related to the financial services entities, amounted to €22,573 thousand (€50,186 thousand at December 31, 2013).

24.	OTHER LIABILITIES

An analysis of other liabilities is as follows:

	At December 31,
	2014	2013
	(€ thousand)
Deferred income	234,536	194,321
Advances	187,222	139,671
Accrued expenses	85,624	31,028
Security deposits	33,117	24,965
Payables to personnel	28,713	20,438
Social security payables	13,251	13,134
Other	87,915	46,768

Total other liabilities	670,378	470,325

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Deferred income at December 31, 2014 and 2013 primarily includes amounts received under the scheduled maintenance program (€111,589 thousand at December 31, 2014 and €83,319 thousand at December 31, 2013), which are deferred and recognized as net revenues over the maintenance program term. Deferred income also includes amounts collected under various other agreements, which are reliant on the future performance of a service or other act of the Group.

Advances at December 31, 2014 and 2013 primarily includes advances from clients received for the purchase of special series, limited edition and supercars.

Other liabilities at December 31, 2014 includes €64,319 thousand related to dividends payable to the non-controlling interest in FICTS.

An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	306,630	35,982	7,606	350,218	243,486	1,390	100	244,976

25.	TRADE PAYABLES

Trade payables of €535,707 thousand at December 31, 2014 (€485,948 thousand at December 31, 2013) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26.	FAIR VALUE MEASUREMENT

IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014 and 2013:

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		134,278	-	-	134,278
Investments and other financial assets-Delta Top Co option	16	-	-	10,546	10,546
Current financial assets	19	-	8,747	-	8,747

Total assets		134,278	8,747	10,546	153,571

Other financial liabilities	19	-	104,093	-	104,093

Total liabilities		-	104,093	-	104,093

		At December 31, 2013
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		113,786	-	-	113,786
Current financial assets	19	-	74,759	-	74,759

Total assets		113,786	74,759	-	188,545

Other financial liabilities	19	-	4,485	-	4,485

Total liabilities		-	4,485	-	4,485

In 2014 and 2013, there were no transfers between levels in the fair value hierarchy.

The fair value of current financial assets and other financial liabilities is related to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts and currency swaps is determined by taking the prevailing foreign currency exchange rate and interest rates at the balance sheet date.

The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

The following table provides a reconciliation from the opening balances to the closing balances for fair value measurements categorized in level 3 in 2014:

	Other non- current securities	Other financial assets/(liabilities)
	(€ thousand)
At December 31, 2013	-	-
Gains/(losses) recognized in consolidated income statement	-	-
Gains/(losses) recognized in other comprehensive income	-	-
Issues/(settlements)	10,546	-

At December 31, 2014	10,546	-

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Assets and liabilities not measured at fair value on a recurring basis

For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2014		2013
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Deposits in FCA Group cash management pools	18	942,469	942,469	683,672	683,672
Receivables from financing activities		1,224,446	1,225,931	862,764	863,407
Client financing		939,284	940,769	666,947	667,590
Financial receivables from FCA Group companies	18	161,303	161,303	59,108	59,108
Factoring receivables	18	89,821	89,821	67,349	67,349
Dealer financing	18	33,611	33,611	65,981	65,981
Other	18	427	427	3,379	3,379

Total		2,166,915	2,168,400	1,546,436	1,547,079

Debt	23	510,220	509,355	317,304	315,806

27.	RELATED PARTY TRANSACTIONS

Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; in particular, these transactions relate to:

Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•	the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A. and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

•	transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

The Group also has the following financial transactions with the FCA Group:

•	the Group sells a portion of its trade and financial receivables to the FCA Bank Group, which is jointly controlled by FCA Group and a third party, on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

•	certain Ferrari financing companies obtain financing from FCA Group companies. Debt from FCA Group companies relate to the amounts owed under such facilities at the dates presented. See Note 23;

•	Ferrari Group companies participate in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represent the Group’s participation in such pools. Deposits with FCA Group earn EURIBOR +15bps. See Note 18. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis;

•	the Group has purchased trade receivables from the FCA Group on a non-recourse basis. The interest earned on such receivables is recorded in net revenues. See Note 18;

•	the Group has financial receivables with Maserati and Automotive Lighting LLC (“Automotive Lighting”), which will be settled in the ordinary course of business. See Note 18.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). The former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari.

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2014			2013			2012
	Net revenues	Costs(1)	Net financial income/ (expenses)	Net revenues	Costs(1)	Net financial income/ (expenses)	Net revenues	Costs(1)	Net financial income/ (expenses)
	(€ thousand)
FCA Group companies
Maserati	259,143	31,381	1,274	194,760	38,254	-	78,405	18,136	-
FCA US LLC	1,110	33,898	-	-	14,997	-	-	1,143	-
Magneti Marelli	1,190	24,233	-	970	20,666	-	801	22,391	-
Other FCA Group companies	5,198	38,706	2,793	11,789	19,069	(53)	6,917	19,964	(4,142)

Total FCA Group companies	266,641	128,218	4,067	207,519	92,986	(53)	86,123	61,634	(4,142)

Exor Group companies (excluding the FCA Group)

Exor Group companies	279	404	-	281	387	-	282	402	-

Other related parties
Poltrona Frau	98	20,115	-	177	22,073	-	190	21,427	-
COXA S.p.A.	279	8,774	-	1	5,732	-	16	4,674	-
HPE S.r.l.	-	3,461	-	-	3,175	-	-	2,634	-
Other related parties	-	120	-	-	543	-	2	1,082	-

Total other related parties	377	32,470	-	178	31,523	-	208	29,817	-

Total transactions with related parties	267,297	161,092	4,067	207,978	124,896	(53)	86,613	91,853	(4,142)

Total for the Group	2,762,360	1,805,979	8,765	2,335,270	1,494,523	2,851	2,225,207	1,441,720	(898)

(1)	Costs include cost of sales and selling, general and administrative costs.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2014				2013
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	68,224	5,368	-	50,736	104,334	5,002	-	87,510
FCA US LLC	1,062	8,250	-	-	-	8,069	-	-
Magneti Marelli	516	6,239	-	-	628	6,286	-	-
Other FCA Group companies	172	2,766	2,181	105	186	2,302	48	-

Total FCA Group companies	69,974	22,623	2,181	50,841	105,148	21,659	48	87,510

Exor Group companies (excluding the FCA Group)

Exor Group companies	-	28	-	-	-	61	-	-

Other related parties
Poltrona Frau	1,763	8,564	-	-	1,665	6,293	-	-
COXA S.p.A.	308	1,448	-	-	29	1,173	-	-
HPE S.r.l.	-	686	-	-	1	557	-	-
Other related parties	1,647	251	-	-	1,647	29	-	-

Total other related parties	3,718	10,949	-	-	3,342	8,052	-	-

Total transactions with related parties	73,692	33,600	2,181	50,841	108,490	29,772	48	87,510

Total for the Group	183,642	535,707	52,052	670,378	205,925	485,948	39,163	470,325

Financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2014			2013
	Deposits in FCA Group cash management pools	Receivables from financing activities	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Debt
	(€ thousand)
FCA Group finance companies	942,469	-	378,542	683,672	-	241,577
Maserati	-	147,071	-	-	55,515	-
Automotive Lighting LLC	-	14,232	-	-	-	-
Fiat Powertrain Technologies (Shanghai) R&D Co. Ltd.	-	-	-	-	3,593	-

Total transactions with related parties	942,469	161,303	378,542	683,672	59,108	241,577

Total for the Group	942,469	1,224,446	510,220	683,672	862,764	317,304

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

Emoluments to Directors and Statutory Auditors

The fees of the Directors and Statutory Auditors of Ferrari S.p.A. for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Directors	20,676	8,198	9,217
Statutory auditors	164	139	139

Total emoluments	20,840	8,337	9,356

The aggregate compensation payable to directors was €20,676 thousand for 2014 (€8,198 thousand in 2013 and €9,217 thousand in 2012). This is inclusive of the following:

•	an amount of €4,132 thousand in 2014 (€7,566 thousand in 2013 and €7,781 thousand in 2012) for salary;

•	an amount of €15,027 thousand in 2014 for compensation costs related to the resignation of the former Chairman of the Group. At December 31, 2014, the total payable to the former Chairman amounted to €22,083 thousand, and included the amount due for the post employment benefit plan; and

•	an amount of €1,517 thousand in 2014 (€632 thousand in 2013 and €1,436 thousand in 2012) as the Group’s contribution to defined benefit obligations and long-term bonus plans.

28.	COMMITMENTS

Arrangements with Key Suppliers

From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2014 were as follows:

	At December 31, 2014
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	56,261	40,500	7,434	5,953	110,148

Operating lease agreements

The future aggregate minimum lease payments under non-cancellable operating leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2014
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under operating lease agreements	9,181	12,848	3,149	486	25,664

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

During 2014, the Group’s operating lease expenses amounted to €14,881 thousand (€15,349 thousand in 2013 and €14,813 thousand in 2012).

29.	QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS

The Group is exposed to the following financial risks connected with its operations:

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	financial market risk (principally relating to foreign currency exchange rates, and to a much lesser extent, interest rates), as the Group operates internationally in different currencies.

These risks could significantly affect the Group’s financial position and results of operations, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2014 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

Dealers and clients are subject to a specific evaluation of their creditworthiness. Additionally, it is Group practice to obtain financial guarantees against risks associated with credit granted for the purchase of cars and parts. These guarantees are further strengthened, where possible, by retaining title on cars subject to financing agreement.

Credit positions of material significance are evaluated on an individual basis. Where objective evidence exists that they are uncollectible, in whole or in part, specific write-downs are recognized. The amount of the write-down is based on an estimate of the recoverable cash flows, timing of those cash flows, the cost of recovery and the fair value of any guarantees received.

Receivables from financing activities amounting to €1,224,446 thousand at December 31, 2014 (€862,764 thousand at December 31, 2013) are shown net of the allowance for doubtful accounts amounting to €14,201 thousand (€10,865 thousand at December 31, 2013). After considering the allowance for doubtful accounts, €12,032 thousand of receivables were overdue (€14,707 thousand at December 31, 2013). Therefore, overdue receivables represent a minor portion of our receivables from financing activities.

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

In addition, of the total receivables from financing activities, €1,059,592 thousand (€799,872 thousand at December 31, 2013) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.

Trade receivables amounting to €183,642 thousand at December 31, 2014 (€205,925 thousand at December 31, 2013) are shown net of the allowance for doubtful accounts amounting to €14,664 thousand (€30,198 thousand at December 31, 2013). After considering the allowance for doubtful accounts, €4,153 thousand of receivables were overdue (€30,806 thousand at December 31, 2013). The overdue receivables at December 31, 2013 included €25,237 thousand related to the rental of engines to other Formula 1 racing teams, of which €19,345 thousand was collected during 2014.

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. The main determinant of the Group’s liquidity position is the cash generated by or used in operating and investing activities.

Intercompany financing between Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms.

Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 19 and 23. Details of the repayment of derivative financial instruments are provided in Note 19.

The Group believes that the funds currently available to it, in addition to those that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity. As a consequence, potential fluctuations in interest rates would not have a material impact on the consolidated income statement and, therefore, an interest rate sensitivity analysis has not been conducted.

Financial market risks

The Group’s primary market risk is exposure to foreign currency, which arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within the net financial income/(expenses) line item or as cost of sales for charges arising from financial services companies.

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2014, except for those arising on financial instruments measured at fair value, amounted to net income of €15,663 thousand (net expenses of €9,110 thousand and €704 thousand for the years ended December 31, 2013 and 2012, respectively).

The impact of foreign currency exchange rate differences arising from financial services companies, recognized under cost of sales, for the year ended December 31, 2014 amounted to net income of €14,575 thousand (net expenses of €4,107 thousand and €148 thousand for the years ended December 31, 2013 and 2012, respectively).

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

The Group’s exposure to interest rate risk, though less significant, arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These financial market risks could significantly affect the Group’s financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

As part of the FCA Group, the Group has applied the FCA Group policy, which foresees the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, the Group has used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for. Accordingly, as as result of applying the FCA Group policies with respect to foreign currency exchange exposure, the Group’s results of operations have not been fully exposed to fluctuations in foreign currency exchange rates.

The foreign currency exchange rate exposure on forecasted commercial flows is hedged by derivative financial instruments. Despite these hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.

Information on the fair value of derivative financial instruments held is provided in Note 19.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Quantitative information on foreign currency exchange rate risk

The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2014, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 44 percent of the Group’s turnover (45 percent in 2013).

•

The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States, Canada and Mexico and other markets where the U.S. Dollar is the reference currency. In 2014, the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 63 percent (63 percent in 2013) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2014, with the exception of the Pound Sterling, which represented approximately 12 percent (13 percent in 2013). It is the Group’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

2014, some exposures were covered over a 24-month rolling period, and since 2015 such timeframe has been reduced to 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

•	Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are converted into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•	The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the reporting date.

There have been no substantial changes in 2014 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2014 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €177,704 thousand (€147,312 thousand at December 31, 2013). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Information on interest rate risk

Our exposure to interest rate risk, though less significant, arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These financial market risks could significantly affect our financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements.

Our most significant floating rate financial assets are our deposits in FCA Group cash management pools, cash and cash equivalents and certain receivables from financing activities (mainly financial receivables from FCA Group companies, factoring receivables, dealer financing and some client financing receivables) while our debt generally bears floating rates of interest. At December 31, 2014, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

a decrease in profit before taxes of €598 thousand on an annual basis (€481 thousand at December 31, 2013). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

30.	ENTITY-WIDE DISCLOSURES

The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Italy	514,277	372,817	216,331
Other EMEA	1,113,823	1,008,015	1,049,188
Americas(1)	635,507	536,483	505,940
Greater China(2)	289,069	235,399	239,589
Rest of APAC(3)	209,684	182,556	214,159

Total net revenues	2,762,360	2,335,270	2,225,207

(1)	Includes United States, Canada, Mexico and the rest of Central and South America
(2)	Includes mainland China, Hong Kong and Taiwan
(3)	Mainly relates to Japan and Australia

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2014				2013
	Property, plant and equipment	Investment properties	Goodwill	Intangible assets	Property, plant and equipment	Investment properties	Goodwill	Intangible assets
	(€ thousand)
Italy	576,388	35,565	787,178	260,990	559,007	36,640	787,178	238,324
Other EMEA	3,194	-	-	2,205	3,373	-	-	2,288
Americas(1)	3,696	-	-	1,035	3,366	-	-	657
Greater China(2)	711	-	-	1	1,589	-	-	229
Rest of APAC(3)	1,196	-	-	1,031	479	-	-	669

Total	585,185	35,565	787,178	265,262	567,814	36,640	787,178	242,167

31.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through October 19, 2015, which is the date the consolidated financial statements were authorized for issuance.

On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags

FERRARI N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014, 2013 and 2012

supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect. The estimated costs associated with this recall are not expected to be material.

On September 23, 2015, the Group signed an agreement to sell a group of assets related to its investment properties in Modena, Italy, to the tenant, Maserati S.p.A., an FCA Group company. The total sale price amounted to €37 million and reflects the market value of the assets, as determined by an independent valuation. At June 30, 2015, the net book value of the assets and liabilities disposed of was €31 million.

Ferrari
STORE

BRAND

Francesco Baracca's mother gave me the prancing horse as a gift for good luck. And it really brought a lot of luck.

Enzo Ferrari

Ferrari

Galleria del Vento

THE FACTORY

Factories are made of people, machines and bricks. Ferrari is made mostly of people.
Enzo Ferrari

Ferrari N.V. 17,175,000 Common Shares

PROSPECTUS

Joint Bookrunners

UBS Investment Bank	BofA Merrill Lynch

Allen & Company LLC	Banco Santander	BNP PARIBAS	J.P. Morgan	Mediobanca

October 20, 2015

Through and including November 14, 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.